As filed with the Securities and Exchange Commission on July 1, 2004
                                                     Registration No. 333-114896

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 ---------------
                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------


                           DELTA FINANCIAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                          1000 WOODBURY ROAD, SUITE 200
                            WOODBURY, NEW YORK 11797
                                 (516) 364-8500
 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

            DELAWARE                                             11-3336165
(STATE OR OTHER JURISDICTION OF                               (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)                              IDENTIFICATION NO.)

                                 ---------------
                              MARC E. MILLER, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           DELTA FINANCIAL CORPORATION
                          1000 WOODBURY ROAD, SUITE 200
                            WOODBURY, NEW YORK 11797
                                 (516) 364-8500

                                    COPY TO:


                            JAMES R. TANENBAUM, ESQ.
                             MORRISON & FOERSTER LLP
                           1290 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10104-0012
                                 (212) 468-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  -------------


     Approximate date of commencement of the proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. |_|

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
                                 ---------------
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|
                                 ---------------


     THIS POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-2 SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(C) OF THE SECURITIES ACT OF 1933, AS AMENDED, ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(C), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                   SUBJECT TO COMPLETION, DATED JUNE 30, 2004


PROSPECTUS

                                5,700,000 SHARES

                           DELTA FINANCIAL CORPORATION

                                  COMMON STOCK

   This prospectus will allow us to sell up to 3,137,597 shares of our common stock, and some of our stockholders to sell up to 2,562,403 shares of our common stock, from time to time in one or more separate underwritten offerings in amounts, at prices and on terms to be determined at the time of sale.

   Each time we or the selling stockholders sell securities, we or they will provide you with the specific terms of the securities being offered in one or more prospectus supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our common stock.

   The common stock to be sold under this prospectus will be sold to or through underwriters. See "Plan of Distribution." If any agents, underwriters or dealers are involved in the sale of any shares, we will disclose their names and any applicable fees, commissions or discounts in a prospectus supplement. Each prospectus supplement will provide the terms of the plan of distribution relating to the shares covered by that prospectus supplement.

   Our common stock is traded on the American Stock Exchange under the symbol "DFC". On June 29, 2004, the closing price of our common stock was $8.00 per share.

                               -----------------

   INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD READ AND CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 10.

                               ------------------

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF OUR COMMON STOCK OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is ________, 2004.

     YOU SHOULD RELY ONLY UPON THE INFORMATION CONTAINED IN THIS PROSPECTUS, AND IN ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE HAVE SUPPLIED ALL INFORMATION CONTAINED IN THIS PROSPECTUS RELATING TO OUR COMPANY. THE SELLING STOCKHOLDERS HAVE SUPPLIED ALL INFORMATION CONTAINED IN THE DOCUMENT RELATING TO THE SELLING STOCKHOLDERS. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. NEITHER WE NOR THE SELLING STOCKHOLDERS ARE MAKING AN OFFER TO SELL THE COMMON STOCK IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THE INFORMATION APPEARING IN THIS DOCUMENT, AND IN ANY PROSPECTUS SUPPLEMENT IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS AND THE FRONT COVER OF THAT PROSPECTUS SUPPLEMENT, AS APPLICABLE. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Forward-Looking Statements ................................................   2
Prospectus Summary ........................................................   3
Summary Consolidated Financial Data .......................................   7
Risk Factors ..............................................................  11
Use of Proceeds ...........................................................  24
Dividend Policy ...........................................................  24
Price Range of Common Stock ...............................................  25
Selected Financial Data ...................................................  26
Management's Discussion and Analysis of Financial Condition
  and Results of Operations ...............................................  30
Business ..................................................................  64
Management ................................................................  82
Description of Capital Stock ..............................................  84
Selling Stockholders ......................................................  85
Plan of Distribution ......................................................  86
Legal Matters .............................................................  88
Experts ...................................................................  88
Where You Can Find More Information .......................................  88
Index to Consolidated Financial Statements ................................ F-1

                           FORWARD-LOOKING STATEMENTS

     Many of the matters discussed in this prospectus and in any prospectus supplement are "forward-looking statements," which are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risk and uncertainties that exist in our operations and business environment. These matters are subject to change based upon a variety of important factors. A forward-looking statement may contain words such as "anticipate that," "believes," "continue to," "estimates," "expects to," "hopes," "intends," "plans," "to be," "will be," "will continue to be," or similar words. These forward-looking statements, include, but are not limited to, the statements relating to:

     o  our ability to expand our loan production and grow our business;

     o  our plans to securitize and sell the mortgage loans that we originate;

     o the anticipated impact of our use of on-balance sheet treatment for securitizations;

     o the impact of changes in interest rates on our future financial condition and results of operations;

     o  our hedging strategy;

     o  our anticipated liquidity and the future results of our operations;

     o  the anticipated impact of competition on our business;

     o  our future payment of dividends;

     o our ability to comply with the laws and regulations that apply to our business;

     o the estimates and assumptions described under "Management's Discussion and Analysis of Financial Condition and Results of Operations";

     o the impact of changes to applicable accounting rules on our future financial statements;

     o  our ability to realize benefits from our deferred tax asset; and

     o  our anticipated enhancements to our technology.

     These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond our control, including the statements set forth under "Risk Factors." No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

                               PROSPECTUS SUMMARY

     THIS SUMMARY PROVIDES A BRIEF OVERVIEW OF CERTAIN INFORMATION FOUND IN GREATER DETAIL ELSEWHERE IN THIS PROSPECTUS. IT DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU IN MAKING A DECISION TO PURCHASE OUR COMMON STOCK. WE URGE YOU TO READ THE ENTIRE PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT CAREFULLY, INCLUDING "RISK FACTORS" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES, BEFORE DECIDING TO INVEST IN OUR COMMON STOCK. FOR MORE COMPLETE INFORMATION, YOU SHOULD CAREFULLY READ THIS PROSPECTUS, THE APPLICABLE PROSPECTUS SUPPLEMENT, AND THE DOCUMENTS REFERRED TO IN "WHERE YOU CAN FIND MORE INFORMATION." UNLESS OTHERWISE INDICATED, ALL REFERENCES TO "WE," "US" AND SIMILAR TERMS SHALL MEAN DELTA FINANCIAL CORPORATION AND ITS SUBSIDIARIES.

                                   OUR COMPANY

     We are a specialty consumer finance company that originates, securitizes and sells non-conforming mortgage loans. Our loans are primarily secured by first mortgages on one- to four-family residential properties. Throughout our 22-year operating history, we have focused on lending to individuals who generally do not satisfy the credit, documentation or other underwriting standards set by more traditional sources of mortgage credit, including those entities that make loans in compliance with conventional mortgage lending guidelines established by Fannie Mae and Freddie Mac. We make mortgage loans to these borrowers for purposes such as debt consolidation, refinancing, education financing and home improvement.

     We provide our customers with a variety of loan products designed to meet their needs, using a risk-based pricing strategy to develop products for different risk categories. Historically, the majority of our loan production has been fixed-rate with amortization schedules ranging from five years to 30 years. In 2003, at the time of origination, our average loan size was approximately $138,000, the weighted average loan-to-value ratio was 76.4% and the average credit score of the underlying borrower was approximately 627. In the first quarter of 2004, at the time of origination, our average loan size was approximately $141,000, the weighted average loan-to-value ratio was 77.3% and the average credit score of the underlying borrower was approximately 625. Since 2001, at least 40% of our annual loan production has been related to borrowers located in either New York, New Jersey or Pennsylvania.

     We generate the majority of our revenue from two primary sources, interest income and gain on sale from mortgage loans, both of which may include origination fee income depending on our particular sale or financing strategy. While each mortgage loan we make involves an initial cash and expense outlay, the total revenue we receive from a loan over time will almost always exceed our total cost incurred to originate the loan. Historically, we have sold the majority of our loan production, through both securitizations structured as sales and whole loan sales, and have relied upon the related gain on sale revenue to support the cost of our infrastructure.

     In the first quarter of 2004, we embarked on a new strategy to finance the majority of our loan production using securitizations structured as secured financings. This type of securitization requires us to record interest income on the outstanding portfolio of loans and interest expense on the outstanding bonds financing the portfolio of loans over time. When we sell whole loans, we will continue to record the premiums received upon sale as gain on sale revenue.

     OUR ORIGINATION PLATFORM

     We originate the majority of our loans through our wholesale and retail distribution channels, where we receive loan applications both directly from borrowers and from independent third-party mortgage brokers who submit applications on a borrower's behalf. In the first quarter of 2004, we originated approximately $504 million of loans, of which approximately $307 million, or 61%, were wholesale loans and $197 million, or 39%, were retail loans. In 2003, we originated approximately $1.7 billion of loans, of which approximately $1.0 billion, or 59%, were wholesale loans and $707 million, or 41%, were retail loans. In 2002, we originated approximately $872 million of loans, of which $535 million, or 61%, were wholesale loans and $337 million, or 39%, were retail loans.

     WHOLESALE DISTRIBUTION CHANNEL. Through our wholesale distribution channel, which is primarily conducted out of our Woodbury, New York headquarters, we originate mortgage loans indirectly through independent mortgage brokers and other real estate professionals who submit loan applications on behalf of borrowers. We currently originate the majority of our wholesale loans in 26 states, through a network of approximately 1,700 independent brokers. As of March 31, 2004, we employed 85 account executives focused exclusively on the broker community. No single broker contributed more than 7.3%, 5.0%, 2.2% or 1.3% of our total loan production in the first quarter of 2004 and the years ended December 31, 2003, 2002 and 2001, respectively.

     RETAIL LOAN CHANNEL. With a physical presence in nine states located predominantly east of the Mississippi river, our retail network consists of 11 origination centers and one telemarketing office, which is responsible for generating the majority of our loan leads through in- and out-bound telemarketing. On a smaller scale, we also develop retail loan leads through unsolicited walk-in customers in our 11 origination locations, which are enhanced by our Internet, direct mail and radio advertising. As of March 31, 2004, we employed 261 mortgage analysts.

     FINANCING AND SALES OF LOANS

     Upon origination, we initially finance each loan by pledging it as collateral under one of our two committed warehouse lines of credit, which aggregated $700 million in committed capacity as of March 31, 2004. Typically, our loan production is financed though our warehouse lines of credit for only a limited time before we aggregate a sufficient amount of loans to securitize the loans or, to a lesser extent, sell the loans in whole loan sales. In 2003, we completed four securitizations for a total amount of $1.6 billion, which represented approximately 92% of our loan production in 2003. In 2003, we also sold $42.4 million of loans through whole loan sales, which was approximately 2% of our 2003 loan production.

     Securitizations have been and will continue to be an important element of our ability to grow our origination platform. Since our first securitization in 1991, we have securitized approximately $9.8 billion of loans in 39 separate securitization transactions. We believe we are one of the more experienced securitizers of non-conforming loans, and are generally well regarded by both the rating agencies and investors who have purchased securities created in our prior securitizations. Historically, our emphasis on certain structural mechanisms has changed over time to match our economic expectations and financial condition. These structural mechanisms include amounts of overcollateralization and financial guaranty insurance utilized, issuance of subordinated and interest-only certificates, and concurrent net interest margin transactions.

     Prior to 2004, we derived the majority of our revenues and cash flows by structuring our securitizations as sales under SFAS No. 140, which required us to record a gain on sale in our income statement. In 2003, all four of our securitizations were structured as sales requiring gain on sale accounting treatment. Combined with our whole loan sales in 2003, we recorded $94.8 million of net gain on sale revenue, which amounts to 6.2% of the $1.5 billion of loans sold during 2003.

     Starting with the $550 million securitization we closed in March 2004, we have begun to structure our securitizations as secured financings. Under this structure, we will recognize the related revenue as net interest income over the life of the loans, instead of recording virtually all of the income upfront as a gain on sale of mortgage loans as our prior structures required under SFAS No.
140. This change to "portfolio-based" accounting will initially impact our future results of operations compared to our historical results. Portfolio-based accounting treatment, however, more closely matches the recognition of income with the actual receipt of cash payments on the individual loans, and is expected to decrease our earnings volatility compared to structuring securitizations as sales.

     BUSINESS STRATEGY

     In 2004, we plan to focus on the following strategies in effort to create value for our shareholders:

     STRENGTHENING OUR LOAN PRODUCTION CAPABILITIES. We expect to originate in excess of $2.0 billion of mortgage loans in 2004. To help achieve this growth, we intend to continue to expand our wholesale origination platform by hiring more commissioned-based account executives. We also plan to expand our retail origination platform, expanding our loan origination centers in order to further penetrate existing markets, as well as new markets. Our eleven loan origination centers currently have the capacity to add a meaningful number of mortgage analysts without incurring significant capital expenditures.

     BUILDING A PORTFOLIO OF LOANS ON OUR BALANCE SHEET. In conjunction with our switch to portfolio-based accounting in 2004, we intend to retain the majority of the mortgage loans we originate on our balance sheet. Generally, we expect that our earnings will grow proportionate to the size of our on-balance sheet portfolio of loans generating interest income. As we make this transition in 2004 away from our previous reliance on gain on sale revenue, we expect to experience several quarters of negative earnings. We anticipate recording positive earnings for fiscal year 2005, with the expectation of further increasing earnings in 2006, as the size of our on-balance sheet loan portfolio and the net interest income generated from the loan portfolio increases.

     MAINTAINING OUR STRINGENT LOAN UNDERWRITING STANDARDS. We intend to continue to assess our extensive database of proprietary loan level performance data to adjust our risk-based pricing model and guidelines. By doing so, we hope to continue to originate better credit quality pools of loans that perform well, allowing us to continue to receive relatively low rating agency credit enhancements required for our securitizations. Over the past three years, we have slightly increased the weighted average credit score of our customer base from 606 in 2001 to 627 in 2003. Simultaneously, we have maintained an initial loan-to-value on new originations at or near 76%.

     CAPITALIZING ON OUR OPERATING LEVERAGE. In the first quarter of 2004, our total cost to originate as a percentage of our loans originated within the quarter declined 21% to 3.3% from 4.2% in the first quarter of 2003. Of this 3.3% of total costs, 57% were fixed costs. As a result, we believe that we can capitalize on our operating leverage and lower expenses as a percentage of our loan originations by increasing our production at a faster pace than our fixed expenses will increase. We also plan to use technology such as our proprietary loan origination system, Click and Close(R), to reduce our loan origination costs while increasing efficiency and providing a high level of service.

     RECENT DEVELOPMENTS

     JUNE 2004 SECURITIZATION. In June 2004, we completed a securitization which was backed by $520 million in collateral, all of which was delivered at closing. The securities received ratings ranging from AAA to BBB- by Standard & Poor's, Fitch IBCA and Moody's Investors Service, Inc., respectively.

     REDEMPTION OF PREFERRED STOCK. In June 2004, we redeemed all of the shares of our Series A preferred stock, for an aggregate redemption price of approximately $13.9 million. As a result, we no longer have any outstanding shares of preferred stock.

     DECLARATION OF DIVIDEND. Subject to the redemption of the Series A preferred stock, our board of directors declared a quarterly cash dividend of $0.05 per common share. This dividend is expected to be paid on July 9, 2004 to stockholders of record as of the close of business on June 25, 2004.

     INCREASED COMMITTED AMOUNTS AVAILABLE UNDER OUR WAREHOUSE LINES OF CREDIT. In March 2004, we negotiated with our two providers of warehouse lines of credit to increase the committed amounts available under each facility from $250 million to $350 million, for an aggregate committed capacity of $700 million. Additionally, we renegotiated lower funding spreads to LIBOR and the extension of the maturity of one facility from April 2004 to March 2005.

     CHANGE TO PORTFOLIO-BASED ACCOUNTING. Beginning with our March 2004 securitization, we transitioned to portfolio-based accounting from gain-on-sale accounting. We believe structuring our securitizations to be accounted for as secured financings will help provide a more consistent source of income from these transactions in future years. We primarily decided to switch to portfolio-based accounting because we believe it more closely matches the recognition of income with the actual receipt of cash payments on the underlying loans. In addition, we expect portfolio-based accounting to mitigate earnings volatility that could be associated with the timing of the securitization and to produce a more predictable earnings stream for us. Consequently, income that would have otherwise been recognized upfront in 2004 as net gain on sale of mortgage loans will now be recognized as net interest income over the life of the loans (interest income on loans held for investment less interest expense on securitization bond financing).

     REDEMPTION OF SENIOR NOTES. In October 2003, we repaid the remaining $10.9 million of outstanding senior notes, which carried a 9.5% coupon and were due July 2004. As a result of the redemption, we strengthened our balance sheet by reducing our leverage and improved our income statement and debt service coverage by lowering our annual interest expense. Our capital structure was simplified in connection with the redemption, as holders of outstanding warrants to purchase shares of our common stock exercised those warrants, purchasing approximately 862,403 shares of our common stock.

     REVERSAL OF DEFERRED TAX ALLOWANCE. At September 30, 2003, we reversed a valuation allowance that we had maintained against our deferred net tax asset. As a result, we recorded an income tax benefit of $30.2 million in the third quarter of 2003 and began recording an effective income tax rate of 39% in our statement of operations. At March 31, 2004, we had a net deferred tax asset of $35.4 million, which we expect to utilize over the next several years.

     SALE OF EXCESS CASH FLOW CERTIFICATES. In August 2003, we sold three of our excess cashflow certificates, which had a $10.0 million carrying value in the aggregate, for $10.2 million in cash. We recorded a $0.2 million gain on the sale of these excess cashflow certificates.

     LISTING ON THE AMERICAN STOCK EXCHANGE. On May 14, 2003, we began trading on the American Stock Exchange under the ticker "DFC." Previously, our stock was traded on the OTC Bulletin Board after being de-listed from the New York Stock Exchange in May 2001.

     GENERAL INFORMATION

     We were incorporated in 1996 as a Delaware corporation. Our corporate offices are located at 1000 Woodbury Road, Woodbury, New York 11797, and we can be contacted at (516) 364-8500 or through our Internet web site at http://www.deltafinancial.com.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data for each of the years ended December 31, 2003, 2002, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements, which were audited by KPMG LLP, independent registered public accounting firm, and in the case of the financial statements, for each of the three years in the period ended December 31, 2003, are included elsewhere in this prospectus. The financial data for each of the three month periods ended March 31, 2004 and 2003 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The unaudited financial statements include all adjustments, consisting only of normal recurring accruals that are considered necessary for a fair statement of our financial position and results of operations as of the indicated dates and periods. Some amounts reflected below for the years ended December 31, 2002, 2001, 2000 and 1999 have been reclassified to conform to the presentations for the year ended December 31, 2003. See Note 5 to our audited Consolidated Financial Statements -- "Financial Statement Reclassifications." You should read this table in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                                                             AS OF AND FOR THE
                                                                AS OF AND FOR THE                            THREE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                             MARCH 31,
                                          ---------------------------------------------------------------    ----------------------
                                              1999         2000        2001         2002          2003          2003        2004
                                          ----------   ----------   ----------   ----------    ----------    ----------  ----------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues:
   Net gain on sale of mortgage loans(1)  $   86,466   $   52,574   $   38,326   $   57,974    $   94,782    $   18,897   $   7,740
   Interest income(1) ..................      19,127       15,594       11,158       11,803        12,418         2,114       6,839
   Excess cashflow certificate income(2)      18,214       32,554       11,774        1,973         2,323           696         557
   Impairment of excess cashflow
     certificates(3) ...................      (6,300)     (15,861)     (19,676)      (2,085)           --            --          --
   Gain(loss) on sale of excess cashflow
     certificates(4) ...................          --           --      (25,402)          --           220            --          --
   Servicing fees(5) ...................      16,341       14,191        2,983           --            --            --          --
   Other income(6) .....................         768        3,069          188        1,281           425           125          23
                                          ----------   ----------   ----------   ----------    ----------    ----------  ----------
     Total revenues ....................     134,616      102,121       19,351       70,946       110,168        21,832      15,159

 Expenses:
   Payroll and related costs ...........      45,881       40,363       29,867       27,120        39,147         8,356      11,559
   Interest expense(1) .................      26,656       30,386       16,132        5,273         5,509         1,079       1,908
   General and administrative(5) .......      54,250       43,708       45,902       22,082        23,213         5,368       6,171
   Capitalized mortgage servicing
     impairment(7) .....................          --       38,237           --           --            --            --          --
   Restructuring and other special
     charges(2)(8) .....................          --       11,382        2,678           --            --            --          --
   Provision for loan losses and
     recourse loans ....................         100          670        2,431          603           247            64         434
   Loss on derivative instruments(9) ...          --           --           --           --            --            --       4,724
   Extinguishment of debt(2) ...........          --           --       19,255           --            --            --          --
                                          ----------   ----------   ----------   ----------    ----------    ----------  ----------
     Total expenses ....................     126,887      164,746      116,265       55,078        68,116        14,867      24,796

Income (loss) before income tax
  expense (benefit) ....................       7,729      (62,625)     (96,914)      15,868        42,052         6,965      (9,637)
Provision for income tax expense
  (benefit)(10) ........................       3,053      (13,208)       2,876       (1,769)      (25,354)          268      (3,722)
                                          ----------   ----------   ----------   ----------    ----------    ----------  ----------
NET INCOME (LOSS) ......................  $    4,676   $  (49,417)  $  (99,790)  $   17,637    $   67,406    $    6,697  $   (5,915)
                                          ==========   ==========   ==========   ==========    ==========    ==========  ==========

Basic earnings per share:
Net income (loss) per share ............       $0.30       $(3.11)      $(6.28)       $1.11         $4.05         $0.42      $(0.35)

Basic weighted average number of
  shares outstanding ...................  15,511,214   15,883,749   15,883,749   15,894,913    16,308,561    15,921,173  16,924,366

Diluted earnings per share(11):
Net income (loss) per share ............       $0.30       $(3.11)      $(6.28)       $1.04         $3.59         $0.36      $(0.35)

Diluted weighted average number of
  shares outstanding(12) ...............  15,512,457   15,883,749   15,883,749   16,971,028    18,407,249    18,489,825  16,924,366

--------------

(1) In the first quarter of 2004, we completed our first securitization that was structured to be accounted for as a secured financing, in which we will record our interest income less interest expense over time instead of upfront as a gain-on-sale. Prior securitization transactions were structured to meet the criteria under SFAS No. 140, and were accounted for as a sale, requiring gain-on-sale accounting. For the quarter ended March 31, 2004, we delivered $113.9 million of mortgage loans (representing loans delivered under a pre-funding feature in our fourth quarter 2003 securitization which was structured to be accounted for as a sale under SFAS No. 140), and in addition, sold $17.7 million of mortgage loans on a servicing released basis. These transactions accounted for the entire $7.7 million in gain-on-sale revenues for the quarter ended March 31, 2004.

(2) In August 2001, we completed an exchange offer with the holders of a majority of our senior notes in which we extinguished $139.2 million of senior notes in exchange for granting a pro rata interest in most of our excess cashflow certificates held at that time and approximately 139,156 shares of our Series A preferred stock, which accrue dividends at a rate of 10% per annum. See "Business -- Corporate Restructuring, Debt Modification and Debt Restructuring."

(3)  Write-down of the fair value due to changes in underlying assumptions.

(4) In March 2001, we sold five excess cashflow certificates with a carrying value of $40.4 million for $15.0 million, resulting in a loss of $25.4 million. In August 2003, we sold three excess cashflow certificates with a carrying value of $10.0 million for $10.2 million, resulting in a gain of $0.2 million.

(5) In May 2001, we transferred our servicing to Ocwen FSB. We no longer record servicing revenues and servicing-related expenses.

(6) In July 2000, we received $2.1 million in connection with the sale of one of our domain names.

(7) In the fourth quarter of 2000, we incurred a charge of $38.2 million relating to the write-down of our capitalized mortgage servicing rights based upon our realization, in connection with the bidding process that led to our transfer of servicing to Ocwen FSB, that we could not sell our existing loan servicing portfolio for our book value. We no longer record servicing revenues and servicing-related expenses.

(8) In 2000, we incurred charges of $11.4 million relating to (i) a $1.6 million write-down of other servicing-related receivables, (ii) $3.1 million of debt modification charges primarily related to professional fees associated with our December 2000 exchange offer, and (iii) $6.7 million of charges related to our restructuring of our operations. In 2001, we incurred charges of $2.7 million in restructuring and other special charges primarily relating to professional fees incurred in connection with our August 2001 exchange offer, our disposition of loan origination branches and severance costs associated with closing our servicing operation.

(9) Because our first quarter 2004 securitization was structured to be accounted for as a secured financing, and because we did not receive hedge accounting treatment, our realized loss on interest rate swaps was recognized in the current earnings period. Prior hedge gains or losses on securitization transactions, that met the sale criteria under SFAS No. 140, were recognized in current earnings and recorded as a component of gain-on-sale.

(10) In September 2003, we reversed a valuation allowance that we had established in 2000 against our deferred tax asset. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Deferred Tax Asset."

(11) For 2001 and 2000, stock options of approximately 23,000 and 37,000 were excluded from the calculation of diluted earnings per share because their effect was antidilutive. For the first quarter of 2004, stock options of approximately 1.1 million were excluded from the calculation of diluted earnings per share because their effect was antidilutive.

(12) The diluted number of shares increased in 2002 and 2003 due to the impact of the increase of our common stock price on the treasury method employed to calculate the dilutive effect of employee stock options and warrants.

                                                                          AS OF DECEMBER 31,                   AS OF
                                                         -------------------------------------------------    MARCH 31,
                                                           1999       2000      2001      2002      2003        2004
                                                         --------   --------  --------   -------  --------    --------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
 Proceeds due from securitization trust(1) .............        --         --        --        --        --   $143,711
 Mortgage loans held in inventory, net .................  $ 89,036   $ 82,698  $ 94,407   $33,984  $190,801    147,425
 Mortgage loans held for investment, net(1) ............        --         --        --        --        --    414,084
 Capitalized mortgage servicing rights(2) ..............    45,927         --        --        --        --         --
 Excess cashflow certificates, net (3) .................   224,659    216,907    16,765    24,565    19,853     19,489
 Deferred tax asset, net(4) ............................        --      5,600     5,600     5,600    31,184     35,435
 Total assets ..........................................   556,835    452,697   133,806    73,544   256,991    783,573
 Warehouse financing(5) ................................    94,688     74,935    80,877    13,757   144,826     85,029
 Financing on mortgage loans held for investment(1) ....        --         --        --        --        --    589,146
 Senior notes(3)(6) ....................................   149,474    149,571    10,844    10,844        --         --
 Investor payable(2) ...................................    82,204     69,489        --        --        --         --
 Deferred tax liability, net ...........................    10,411         --        --        --        --         --
 Total liabilities .....................................   409,694    354,973   121,956    44,047   161,038    693,416
 Series A preferred stock(3) ...........................        --         --    13,916    13,916    13,916     13,916
 Stockholders' equity ..................................  $147,141   $ 97,724  $ 11,850   $29,497  $ 95,953   $ 90,157


------------
(1) In the first quarter of 2004, we began structuring our securitizations to be accounted for as secured financings.

(2) In the fourth quarter of 2000, we incurred a charge of $38.2 million relating to the write-down of our capitalized mortgage servicing rights based upon our realization, in connection with the bidding process that led to our transfer of servicing to Ocwen FSB, that we could not sell our existing loan servicing portfolio for our book value. In May 2001, we transferred our servicing to Ocwen FSB. We no longer record servicing revenues and servicing-related expenses.

(3) In August 2001, we completed an exchange offer with the holders of a majority of our senior notes in which we extinguished $139.2 million of senior notes in exchange for granting a pro rata interest in most of our excess cashflow certificates held at that time and approximately 139,156 shares of our Series A preferred stock, which accrue dividends at a rate of 10% per annum.

(4) In September 2003, we reversed a valuation allowance that we had established in 2000 against our deferred tax asset. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Deferred Tax Asset."

(5) In 1999, our bank syndicate credit facility included borrowing against our service-related receivables, which was a $25.0 million sub-facility.

(6) In October 2003, we redeemed at par all of our remaining outstanding senior notes.

                                                                                                               AS OF AND FOR THE
                                                                      AS OF AND FOR THE                        THREE MONTHS ENDED
                                                                    YEAR ENDED DECEMBER 31,                         MARCH 31,
                                                 -----------------------------------------------------------   -------------------
                                                    1999        2000         2001        2002        2003        2003        2004
                                                 ----------   --------     --------    --------   ----------   --------    --------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

OPERATING DATA:
Wholesale originations ......................... $  890,822   $603,616     $345,916    $534,999   $1,005,484   $175,326    $307,076
Number of wholesale loan originations ..........     10,541      8,164        4,365       4,611        6,087      1,190       1,764
Retail originations ............................    319,227    260,388      275,799     337,191      707,253    148,060     196,897
Number of retail loan originations .............      4,664      3,895        3,350       3,466        6,309      1,363       1,808
Correspondent loans purchased(1) ...............    261,289     69,434           --          --           --         --          --
Number of correspondent loans purchased(1) .....      3,397        924           --          --           --         --          --
Total mortgage loans originated and purchased ..  1,471,338    933,438      621,715     872,190    1,712,737    323,386     503,973
Number of loans originated and purchased .......     18,602     12,983        7,715       8,077       12,396      2,553       3,572
Average principal balance per loan .............        $79        $72          $81        $108         $138       $127        $141

Weighted average coupon rate ...................       10.4%      11.4%        10.5%        9.4%         8.1%       8.6%        7.9%
Weighted average credit score ..................        607        596          606         613          627        619         625
Combined weighted average initial LTV ..........       73.7%      72.7%        74.2%       76.5%        76.4%      77.0%       77.3%
Percent of loans with prepayment penalty .......       80.0%      79.7%        79.6%       80.6%        80.1%      81.6%       78.8%
Percent fixed-rate mortgages ...................       82.1%      75.1%        76.7%       71.8%        77.1%      70.4%       79.5%

Total securitizations .......................... $1,454,962   $880,038     $345,000    $819,039   $1,495,183   $261,000    $113,927
Average gain on securitizations ................        5.9%       5.7%         7.9%        6.5%         6.2%       7.0%        6.0%
Whole loan sales ...............................         --     58,321      261,110     103,018       42,417     12,220      17,651
Average gain on whole loan sales ...............         --        4.8%         4.3%        4.4%         5.0%       4.6%        5.1%

Total number of employees ......................      1,134        851          609         695          912        717         913

----------------
(1) We discontinued our correspondent operations in July 2000.

                                                                                                                   AS OF AND
                                                                                                                    FOR THE
                                                                            AS OF AND FOR THE                    THREE MONTHS
                                                                          YEAR ENDED DECEMBER 31,                    ENDED
                                                               ----------------------------------------------       MARCH 31,
                                                               1999         2000      2001       2002     2003        2004
                                                               -----       -----     ------     -----     -----       -----
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
RATIOS:
Average equity to average assets(1) ....................        27.4%      24.3%       18.7%     19.9%     38.0%       17.9%
Return on average equity ...............................         3.3%     (40.4%)    (182.1%)    85.3%    107.5%      (25.4%)
Return on average assets(1) ............................         0.9%      (9.8%)     (34.0%)    17.0%     40.8%       (4.6%)
Common stock book value per basic share(2) .............       $9.26       $6.15     $(0.13)    $0.98     $4.85       $4.50
Assets to equity(1) ....................................       378.4%     463.2%     1129.2%    249.3%    267.8%      869.1%
Debt to equity(3) ......................................       111.3%     167.1%      165.4%     45.6%      2.5%        3.1%

--------------
(1) In March 2004, we began structuring its securitizations to be accounted for as financings; as a result, we began holding loans on our balance sheet.

(2)  Excludes the Series A preferred stock.

(3) Debt includes senior notes and other borrowings, but excludes financing on loans held for investment and warehouse financings. Equity includes both common and preferred equity.

                                  RISK FACTORS

     YOU SHOULD CONSIDER CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED BELOW, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. ANY OF THE FOLLOWING RISKS COULD HARM OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS AND COULD RESULT IN A COMPLETE LOSS OF YOUR INVESTMENT. SEE"FORWARD LOOKING STATEMENTS."

     RISKS RELATED TO OUR BUSINESS OPERATIONS

     IN THE PAST, WE HAVE OPERATED ON A NEGATIVE CASH FLOW BASIS. WE CANNOT ASSURE YOU THAT WE WILL HAVE SUFFICIENT CAPITAL RESOURCES TO SATISFY OUR FIXED OBLIGATIONS AND FUND OUR OPERATIONS.

     We require substantial amounts of cash to fund our loan originations and operations. In the past, during the years 2000 and 2001, we generally operated on a negative cash flow basis. Over the past several quarters, we have been able to generate cash from our securitizations and loan sales to offset our current costs, mainly due to our growing loan production and a favorable interest rate environment. We cannot assure you, however, that the fixed income market will remain favorable. If it does not, our cash flow could be negatively impacted. Furthermore, we cannot assure you that we will be able to continue to originate a sufficient number of loans to generate enough cash from securitization and loan sales to offset our costs in the future.

     In addition, we cannot assure you that we will continue to generate positive cash flow in future periods, or at all, or that we will have sufficient working capital to fund our operations, the cost structure of which includes substantial fixed costs. If we do not have sufficient working capital, we may need to reduce the scope of our operations and may not be able to satisfy our obligations as they become due, which would harm our business.

     OUR PREVIOUS FINANCIAL STATEMENTS ARE NOT INDICATIVE OF OUR FUTURE FINANCIAL RESULTS.

     In March 2004, we began using a new securitization structure that we account for as a secured financing. This structure recognizes the related revenue as net interest income received over the life of the securitized loans. In contrast, our prior securitization structures required us to record virtually all of the income received upfront as a gain on sale of mortgage loans. We plan to continue to utilize this new securitization structure, which eliminates gain-on-sale accounting treatment, and to account for all of our future securitization transactions as secured financings. As a result, income that would have otherwise been recognized upfront in 2004 at the time of a securitization will now be recognized over the life of the loans.

     In addition, at September 30, 2003, we reversed a valuation allowance that we had established in 2000 against a deferred tax asset of $31.2 million recorded on our financial statements. The reversal of the valuation allowance had significant effects on our financial statements, particularly our recognition of additional income equal to the amount of the valuation allowance reversal in the third quarter of 2003. In the future, our financial statements will reflect an effective income tax rate of 39%, which is a higher effective rate than the rate we reflected from the time that we established the valuation allowance to the time that we reversed it.

     As a result of these changes, our results of operations will be recorded on a basis that is substantially different from prior years. Therefore, we expect to record losses for the year ending 2004 until we are able to build our loan portfolio to a size that generates sufficient net interest income to offset our operating expenses. Accordingly, our financial statements from prior years will be of limited use to you in evaluating our performance in future periods.

     WE DEPEND PRIMARILY ON INDEPENDENT MORTGAGE BROKERS FOR THE ORIGINATION OF OUR WHOLESALE MORTGAGE LOANS.

     Independent mortgage brokers produce the majority of our loan production. These independent mortgage brokers have relationships with multiple lenders and are not obligated by contract or otherwise to do business with us. For the three months ended March 31, 2004, 61% of our loan originations were originated through independent brokers. For the twelve months ended December 31, 2003, 59% of our loan originations were originated through approximately 1,700 independent brokers. We compete with these other lenders for the independent brokers' business on the basis of pricing, service, loan fees, costs and other factors. Competition from other lenders could harm the volume and pricing of our wholesale loans, which could reduce our loan production.

     INTENSE COMPETITION IN THE NON-CONFORMING MORTGAGE LOAN INDUSTRY MAY RESULT IN REDUCED LOAN PRODUCTION, REDUCED NET INCOME OR IN REVISED UNDERWRITING STANDARDS, WHICH COULD HARM OUR BUSINESS.

     As an originator of mortgage loans, we face intense competition, primarily from diversified consumer financial companies and other diversified financial institutions, mortgage banking companies, commercial banks, credit unions, savings and loans, mortgage REITs and finance companies. Compared to us, many of these competitors are substantially larger than we are, have greater access to capital at a lower cost than we do, have substantially greater resources than we do and have a more established market presence than we have. In addition, we have experienced increased competition over the Internet, where barriers to entry are relatively low. Competition can take many forms, including lower interest rates and costs to the borrower, less stringent underwriting standards, convenience in obtaining a loan, customer service, the amount and term of a loan and more desirable or effective marketing and distribution channels. Furthermore, the entrance of additional competitors into our market could adversely affect the overall execution of our securitizations as well as reduce the gains that we may be realize in future loan sales. In addition, efficiencies in the asset-backed market have generally created a desire for even larger transactions, giving companies with greater volumes of originations a competitive advantage.

     If our competitors increase their marketing efforts, we may be forced to reduce the rates and fees we currently charge or change our underwriting guidelines in order to maintain and expand our market share. Any reduction in our rates or fees, or any change to our underwriting guidelines, could harm our business.

     WE ARE SUBJECT TO LOSSES DUE TO FRAUDULENT AND NEGLIGENT ACTS ON THE PART OF LOAN APPLICANTS, MORTGAGE BROKERS, OTHER VENDORS AND OUR EMPLOYEES.

     At the time we originate mortgage loans, we rely heavily upon information supplied to us by third parties, including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and we do not detect misrepresentation prior to funding of the loan, the value of the loan may be significantly lower than expected. Whether any misrepresentation or fraudulent act is made by the loan applicant, the mortgage broker, another third party or one of our employees, we may bear the risk of loss. A loan subject to such misrepresentation or fraud is typically unsaleable or subject to repurchase by us if it is sold by us prior to detection of the misrepresentation or fraud. Even though we may have rights against persons and entities who made or knew about the misrepresentation or fraudulent act, these persons and entities are often difficult to locate, making it difficult to collect any monetary losses we may have suffered.

     We have controls and processes that are designed to help us identify misrepresentations from our borrowers and brokers. However, we cannot assure you that we have detected or will detect all misrepresentations or fraud in our loan originations. If we were to experience a significant number of these problems, our business would be harmed.

     WE MAY BE REQUIRED TO REPURCHASE MORTGAGE LOANS OR INDEMNIFY INVESTORS IF WE BREACH REPRESENTATIONS AND WARRANTIES IN OUR MORTGAGE LOAN SALES AGREEMENTS, WHICH COULD HARM OUR BUSINESS.

     In connection with the sale and securitization of our loans, we are required to make customary representations and warranties regarding our company and the loans. We are subject to these representations and warranties for the life of the loans and they relate to, among other things:

     o  compliance with laws;

     o  regulations and underwriting standards;

     o  the accuracy of information in the loan documents and loan files; and

     o  the characteristics and enforceability of the loans.

     A loan that does not comply with these representations and warranties may be unsaleable or saleable only at a discount. If the loan is sold before we detect non-compliance with these requirements, we may be obligated to repurchase the loan and bear any associated loss, or we may be obligated to indemnify the purchaser against that loss. We believe that we have qualified personnel and have established controls to help ensure that all loans will be originated to the market's requirements; however, we cannot provide any assurance that we will succeed in doing so. We seek to minimize losses from defective loans by correcting flaws if possible and then selling or re-selling these loans. We also create allowances to provide for defective loans in our financial statements. We cannot provide any assurance that losses associated with defective loans will not harm our business, or that the allowances in our financial statements will be sufficient to reflect the actual losses that we may incur.

     WE DEPEND ON KEY PERSONNEL AND THE CONTINUED ABILITY TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES, THE LOSS OF WHICH COULD DISRUPT OUR OPERATIONS AND RESULT IN REDUCED REVENUES.

     The success of our operations depends on the continued employment of our senior management. If key members of our senior management were unable to perform their duties or were to leave our company, we may not be able to find capable replacements, which could disrupt operations and result in reduced revenues. We have entered into employment and non-competition agreements with some members of our senior management; however, these individuals may leave us or compete against us in the future. In addition, a court might not enforce the non-competition provisions of these agreements.

     Even if we retain our current employees, our management must continually recruit talented professionals in order to grow our business. These professionals must have skills in business strategy, marketing, sales and finance. Moreover, we depend, in large part, upon our wholesale account executives and retail loan officers to attract borrowers by, among other things, developing relationships with financial institutions, other mortgage companies and brokers, real estate agents, borrowers and others. The market for these skilled professionals is highly competitive and may lead to increased hiring and retention costs. An inability to attract, motivate and retain qualified professionals could disrupt our operations and limit our growth.

     ANY DISRUPTION TO OUR CLICK AND CLOSE(R) SYSTEM COULD DISRUPT OUR OPERATIONS, EXPOSE US TO LITIGATION AND REQUIRE EXPENSIVE INVESTMENTS IN ALTERNATIVE TECHNOLOGY.

     We are highly dependent upon our Click and Close(R) proprietary software to originate our mortgage loans. Any disruption to this software would substantially curtail our ability to originate new loans. The costs to replace this system may be extremely large.

     Despite our efforts to maintain Internet security, we may not be able to stop unauthorized attempts to gain access to, or disrupt communications with, our brokers and our customers. Specifically, computer viruses, break-ins and other disruptions could lead to interruptions, delays, loss of data or the inability to accept and confirm the receipt of information. Any of these events could substantially damage our reputation. We cannot assure you that our current technology or future advances in this technology or other developments will be able to prevent security breaches. We may need to incur significant costs or other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches.

     Because our activities involve the storage and transmission of proprietary information, such as a borrower's personal financial information, if a third-party were able to steal a customer's confidential information, we could be subject to claims, litigation or other potential liabilities that could cause our expenses to increase substantially. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose us to litigation or a significant loss of revenue.

     THE SUCCESS, GROWTH AND COMPETITIVENESS OF OUR BUSINESS WILL DEPEND UPON OUR ABILITY TO ADAPT TO AND IMPLEMENT TECHNOLOGICAL CHANGES.

     The intense competition in the non-conforming mortgage industry has led to rapid technological developments, evolving industry standards and frequent releases of new products and enhancements. As mortgage products are offered more widely through alternative distribution channels, such as the Internet, we may be required to make significant changes to our current wholesale and retail structure and information systems to compete effectively. The origination process is becoming more dependent upon technological advancement, such as the ability to process applications over the Internet, accept electronic signatures, provide process status updates instantly and other customer expected conveniences that are cost efficient to our process. Implementing this new technology and becoming proficient with it may also require significant capital expenditures. Our inability to continue enhancing our current Internet capabilities, or to adapt to other technological changes in the industry, could reduce our ability to compete.

     RISKS RELATED TO OUR FINANCING ACTIVITIES

     WE DEPEND ON THIRD-PARTY FINANCING SOURCES, WHICH IF UNAVAILABLE TO US IN THE FUTURE COULD HARM OUR BUSINESS.

     To accumulate loans for securitization or sale, we borrow money on a short-term basis through warehouse lines of credit. We have relied upon a limited number of lenders to provide the primary credit facilities for our loan originations. As of March 31, 2004, we had two warehouse facilities for this purpose, each from a different lender. One of these facilities is due to expire in March 2005, and the other is due to expire in October 2004. We may not be able to either renew or replace these warehouse facilities at their respective maturities at terms satisfactory to us or at all.

     Any failure to renew or obtain adequate funding under either warehouse financing facility or other financing arrangements, or any reduction in the size of, or increase in the cost of, these types of facilities, could harm our business. If we are not successful in maintaining adequate financing, we would not be able to hold a sufficient volume of loans pending securitization. As a result, we would have to curtail our loan origination activities or sell loans either through whole loan sales or in smaller securitizations, which could render our operations unprofitable.

     During volatile times in the capital markets, our access to warehouse and other financing has been severely limited. If we are unable to maintain adequate financing and other sources of capital are not available, we would be forced to suspend or curtail our operations, which would harm our business.

     OUR WAREHOUSE CREDIT FACILITIES CONTAIN COVENANTS THAT RESTRICT OUR OPERATIONS AND MAY INHIBIT OUR ABILITY TO GROW OUR BUSINESS AND INCREASE REVENUES.

     Our warehouse credit facilities contain restrictions and covenants that, among other things, require us to satisfy financial, asset quality and loan performance tests. If we fail to satisfy any of these covenants, we would be in default under these agreements and our lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable, enforce their interests against collateral pledged under these agreements and restrict our ability to make additional borrowings. These agreements also contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default.

     The covenants and restrictions in our warehouse credit facilities may restrict our ability to, among other things:

     o  finance loans which do not have specified attributes;

     o  reduce our liquidity below minimum levels; and

     o  hold loans for longer than established time periods.

     These restrictions may interfere with our ability to enter into other financing arrangements or to engage in other business activities, which may harm our business.

     OUR WAREHOUSE FINANCING IS SUBJECT TO MARGIN CALLS BASED ON OUR LENDER'S OPINION OF THE VALUE OF OUR COLLATERAL. AN UNANTICIPATED MARGIN CALL COULD HARM OUR LIQUIDITY.

     The amount of financing we receive under our warehouse lines of credit depends in large part on our lender's valuation of the mortgage loans securing the financings. Each credit facility provides the lender the right, under some circumstances, to re-evaluate the loan collateral that secures our outstanding borrowings at any time. If the lender determines that the value of the collateral has decreased, the lender has the right to initiate a margin call. A margin call would require us to provide the lender with additional collateral or to repay a portion of our outstanding borrowings. Any margin call could force us to redeploy our assets in a manner which may not be favorable to us, and if we are not able to satisfy a margin call, could result in the loss of the related line of credit and a default under any other credit facility. Any loss of credit of this type could harm our business.

     OUR INABILITY TO REALIZE CASH PROCEEDS FROM LOAN SALES AND SECURITIZATIONS IN EXCESS OF THE LOAN ACQUISITION COST COULD HARM OUR FINANCIAL POSITION.

     We rely, and expect to continue to rely, significantly upon our ability to securitize our mortgage loans--and, to a lesser extent, premiums we receive on whole loan sales in excess of the outstanding principal balance of the loans --to generate cash for repayment of our short-term credit and warehouse facilities and to finance mortgage loans for the remainder of each mortgage loan's life.

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

     We cannot assure you that we will be successful in securitizing mortgage loans that we accumulate in the future. Our ability to complete securitizations of our loans at favorable prices or at all will depend on a number of factors, including: conditions in the securities markets generally; conditions in the asset-backed securities market specifically; the availability of credit enhancement on acceptable economic terms or at all; and the performance of our portfolio of securitized loans.

     If we are unable to originate loans at a cost lower than the cash proceeds realized from loan sales, our results of operations, financial condition and business prospects could be harmed.

     WE TYPICALLY FINANCE BORROWERS WITH LOWER CREDIT RATINGS RELATIVE TO THOSE WHO WOULD OTHERWISE QUALIFY FOR PRIME MORTGAGE LOANS. THIS STRATEGY MAY HINDER OUR ABILITY TO OBTAIN FINANCING AND TO CONTINUE SECURITIZING LOANS OR SELLING LOANS ON ATTRACTIVE TERMS IN THE FUTURE.

     We market a significant portion of our loans to borrowers who are either unable or unwilling to obtain financing from traditional sources, such as commercial banks. This type of borrower is commonly referred to as a subprime or non-conforming borrower. Loans made to non-conforming borrowers may entail a higher risk of delinquency and loss than loans made to borrowers who use traditional financing sources. This fact may hinder our ability to obtain financing and to continue securitizing loans or sell loans on attractive terms in the future. A borrower's delinquency in making timely mortgage loan payment will interrupt the flow of projected interest income from the mortgage loans we hold and can ultimately lead to a borrower's loan default and a loss to us if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest due on the loan. In addition, our cost of financing a delinquent or defaulted loan is generally higher than for a performing loan. We bear the risk of delinquency and default on loans beginning at the time of origination. We continue to bear this risk until we sell these loans and, thereafter, we continue to bear this risk if we sell the loans with a retained interest or if we securitize the loans. We also reacquire the risk of delinquency and default for loans that we are obligated to repurchase in connection with a securitization or a loan sale. Repurchase obligations are typically triggered in loan sale transactions if the first payment due to the buyer following the loan sale is made more than 30 days after it is due or in any sale or securitization if the loan is not in material compliance with the representations or warranties we provided in our sales documents. Higher than anticipated loan delinquencies, including underestimating the extent of losses that our loans may incur, could cause us to incur substantial loan repurchase obligations, limit our ability to sell or securitize additional loans and limit the cash flow from our securitizations.

     Historically, we have experienced higher rates of delinquency on loans made to these credit-impaired, non-conforming borrowers compared to delinquency rates experienced by banks on loans to borrowers who are not credit-impaired. While we use underwriting standards designed to mitigate the higher credit risk associated with lending to these non-conforming borrowers, our standards and procedures may not offer adequate protection against the risk of default.

     WE HAVE MONETIZED SOME OF OUR EXCESS CASHFLOW CERTIFICATES. OUR INABILITY TO DO SO IN THE FUTURE COULD HARM OUR BUSINESS.

     We have been able to monetize some of our existing excess cashflow certificates in 2000, 2001 and 2003 through a residual financing, a net interest margin transaction and outright sales. Each of these transactions has provided us with working capital to fund our operations. Any impairment of, or delay in, our ability to complete a sale, financing or securitization of our excess cashflow certificates, or our failure to do so upon terms favorable to us, could reduce the amount of cash available to us to fund our operations.

     RISKS RELATED TO ECONOMIC FACTORS, MARKET CONDITIONS AND OTHER FACTORS BEYOND OUR CONTROL

     INTEREST RATE FLUCTUATIONS MAY REDUCE OUR LOAN ORIGINATION VOLUME, INCREASE OUR PREPAYMENT, DELINQUENCY, DEFAULT AND FORECLOSURE RATES, AND REDUCE THE VALUE OF AND INCOME FROM OUR LOANS.

     Our primary market risk is interest rate risk. Our profitability may be directly affected by the level of, and fluctuation in, interest rates, which affects our ability to earn a spread between interest received on our loans and the cost of our borrowings, which are tied to various interest rate swap maturities, commercial paper rates and LIBOR. Our profitability is likely to be harmed during any period of unexpected or rapid changes in interest rates. A substantial and sustained increase in interest rates could harm our ability to originate loans because refinancing an existing loan would be less attractive to the borrower, and qualifying for a purchase loan may be more difficult for the borrower.

     RISKS ASSOCIATED WITH INCREASED INTEREST RATES. Some of the risks we face relating to an increase in interest rates are:

     o  reduced customer demand for our mortgage loan products;

     o higher delinquency and default rates on the adjustable-rate mortgage loans that we hold;

     o reduced profitability on future securitizations due to wider investor spread requirements or increased overcollateralization requirements for securities issued in securitizations;

     o increased cost of funds on our warehouse lines of credit or other corporate borrowings, which may result in a reduced spread between the rate of interest we receive on loans and interest rates we must pay under our credit facilities; and

     o  limited access to borrowings in the capital markets.

     RISKS ASSOCIATED WITH LOWER INTEREST RATES. A decline in market interest rates generally induces borrowers to refinance their loans, and could reduce our profitability. Because consumers in the United States have experienced a prolonged period of low interest rates, many borrowers have already refinanced their existing debt, which could reduce the pool of borrowers interested in our mortgage products. Prepayment levels in excess of our assumptions reduce the value of our securitization assets. A material decline in interest rates could increase the level of loan prepayments, which in turn could decrease the amount of collateral underlying our securitizations, and cause us to earn less income in connection with these loans. To the extent excess cash flow certificates have been capitalized on our financial statements, higher than anticipated rates of loan prepayments or losses could require us to write-down the value of these excess cash flow certificates, and reduce our earnings.

     RISKS ASSOCIATED WITH FLUCTUATING INTEREST RATES. Periods of unexpected or rapid changes in interest rates, and other volatility or uncertainty regarding interest rates, also can harm us by increasing the likelihood that asset-backed investors will demand higher than normal spreads to offset that volatility or uncertainty. In that event, the value of the excess cashflow certificates we receive in connection with a securitization would decrease.

     Fluctuating interest rates may affect the net interest income we earn, based upon the difference between the yield we receive on loans held pending sales and the interest paid by us for funds borrowed under our warehouse facilities. A change in interest rates would reduce the spread between the average coupon rate on fixed rate loans and the weighted average pass-through rate paid to investors for coupons issued in connection with a securitization. Although the average loan coupon rate is fixed at the time the loan is originated, the pass-through rate to investors in a securitization is not fixed until the pricing of the securitization, which occurs just prior to our sale of the loans to the securitization trust. Therefore, if the market rates required by investors increase prior to securitization of the loans, the spread between the average coupon rate on the loans and the pass-through rate to investors may be reduced or eliminated, which would reduce or eliminate our net interest income from our on-balance sheet loan portfolio.

     Fluctuating interest rates also may affect the excess cash flows we receive from our excess cashflow certificates. Most of our asset-backed securities are priced based on one-month LIBOR, but the collateral that backs these securities is comprised of mortgage loans with either fixed interest rates or "hybrid" interest rates -- that is, fixed for the initial two or three years of the mortgage loan, and adjusting afterwards every six months thereafter. As a result, the cash flows that we receive from our excess cash flow certificates are dependent upon the interest rate environment. This is because "basis risk" exists between the assets and liabilities of the securitization trusts that we create. For example, in each of the securitizations that we issued in 2002 and 2003, the interest cost of the pass-through certificates sold to investors bears interest at a floating rate. As a result, each month the interest rate received by the certificate holders will adjust upwards or downwards as interest rates change. Therefore, as interest rates rise, the value of our excess cash flow certificates will fall, and as interest rates fall, the value of our excess cash flow certificates will rise. The loss in value of our excess cashflow certificates as a result of rising interest rates will reduce our cash flow and harm our profitability.

     OUR HEDGING STRATEGIES MAY NOT BE SUCCESSFUL IN MITIGATING OUR RISKS ASSOCIATED WITH INTEREST RATES.

     Although we may seek to mitigate or offset our exposure to interest rate risks by using various hedging strategies, including interest rate swaps and/or "corridors" (corresponding purchases and sales of interest rate caps), these hedging strategies may not be effective and involve risk. There have been periods, and it is likely that there will be periods in the future, during which we will incur losses after accounting for our hedging strategies. The hedging strategies we select

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

may not have the effect of reducing our interest rate risk. In addition, the nature and timing of our hedging transactions could actually increase our risk and losses. In addition, hedging strategies involve transaction costs and other costs. Our hedging strategies and the derivatives that we may use may not adequately mitigate or offset the risk of interest rate volatility, and our hedging transactions may result in losses.

     POTENTIAL CHANGES IN VALUATION OF EXCESS CASHFLOW CERTIFICATES WILL HARM OUR BUSINESS.

     As of March 31, 2004, our balance sheet reflected the fair value of excess cashflow certificates of $19.5 million. Realization of the estimated fair value of these excess cashflow certificates is subject to the prepayment and loss characteristics of the underlying loans and to the timing and ultimate realization of the stream of cashflow associated with those loans. As indicated above, a material prepayment or loss experience would impair the future cashflow of the excess cashflow certificates. If actual experience differs from the assumptions we used to determine the asset values, future cashflow and earnings could be harmed and we could be required to write-down the value of our excess cashflow certificates. We cannot assure you that our excess cashflow certificates will not experience significant prepayments or losses or whether, and in what amounts, we, may have to write-down the value of the excess cashflow certificates from our securitization transactions.

     OUR BUSINESS MAY BE HARMED BY ECONOMIC DIFFICULTIES IN THE EASTERN UNITED STATES, WHERE WE CONDUCT A SIGNIFICANT AMOUNT OF OUR BUSINESS.

     We lend primarily to borrowers that secure their obligations to us with real property located in the eastern half of the United States. Accordingly, an economic downturn in the eastern half of the United States could negatively impact our ability to meet our origination targets or harm the performance of our existing loan portfolio.

AN ECONOMIC SLOWDOWN OR RECESSION COULD CAUSE US TO EXPERIENCE LOSSES, INCLUDING INCREASING DELINQUENCIES AND FORECLOSURES ON OUR LOANS.

     Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit, declining real estate values and an increased rate of delinquencies, defaults and foreclosures, and may harm our business. In the mortgage business, any material decline in real estate values reduces the ability of borrowers to use the equity in their homes to support borrowings and increases the loan-to-value ratios of loans we previously made. These factors weaken collateral coverage and increase the possibility of a loss on the loan if a borrower defaults on the loan. Delinquencies, foreclosures and losses on mortgage loans generally increase during economic slowdowns or recessions. However, delinquencies, foreclosures and losses on mortgage loans also have increased during periods of economic growth. As a result, we cannot assure you that any delinquencies, foreclosures and losses will not increase in the future.

     Because of our focus on non-conforming credit-impaired borrowers in the home equity loan market, the actual rates of delinquencies, foreclosures and losses on the loans we hold is likely to be higher under adverse economic conditions than delinquencies, foreclosures and losses currently experienced in the mortgage loan industry in general. Any sustained period of increased delinquencies, foreclosures, losses or increased costs could reduce our ability to sell, and could increase the cost of selling, loans through securitization or on a whole loan basis. Any sustained increase in delinquencies, defaults or foreclosures is likely to harm the pricing of our future loan sales and securitizations as well as our ability to finance our loan originations.

     GEOPOLITICAL RISKS MAY HARM OUR BUSINESS.

     Geopolitical risks, such as terrorist attacks in the United States and Europe, conflicts involving the United States or its allies, or military or trade disruptions, may harm our business. These types of events could cause, among other things, the delay or cancellation of plans to finance a mortgage with us on the part of our customers or potential customers. Any of these events could cause business and consumer confidence and spending to decrease further, resulting in increased volatility in the United States and worldwide financial markets and potentially an economic recession in the United States and internationally, which could harm our business.

     WE ARE EXPOSED TO CONTINGENT RISKS AND LIABILITIES RELATED TO ALL OF THE LOANS WE ORIGINATE.

     We have the following contingent risks with respect to loans that we originate and sell:

     o We retain some degree of credit risk on all loans we originate or purchase during the period of time that we hold loans before sale or securitization. This credit risk includes the risk of borrower default, the risk of foreclosure

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

        andthe risk that an increase in interest rates would result in a decline in the fair value of our loans to potential purchasers.

     o Our securitizations generally require the use of the excess cashflow distributions related to the excess cashflow certificates to accelerate the amortization of the investor certificate principal balances relative to the amortization of the mortgage loans held by the trust, up to specified overcollateralization limits. The resulting overcollateralization serves as credit enhancement for the related securitization trust and, therefore, is available to absorb losses realized on loans held by that securitization trust. Generally, the form of credit enhancement agreement entered into in connection with securitization transactions contains limits on the delinquency, default and loss rates on the loans included in each securitization trust. If, at any measuring date, the delinquency, default or loss rate with respect to any trust exceeds the specified delinquency, default and loss rates, excess cashflow from the securitization trust, if any, would be used to fund the increased overcollateralization limit instead of being distributed to us as holders of the excess cashflow certificate, which would harm our cashflow.

     o When we sell or finance mortgage loans, either through securitization or on a whole loan basis, we make standard representations and warranties regarding these loans and may be required to repurchase mortgage loans that are not in compliance with any of these representations and warranties.

     In the past, we also have sold loans and/or pools of loans directly to a network of commercial banks, savings and loans, insurance companies, pension funds and accredited investors. In general, we sold these pools of loans or individual loans with recourse, in which case we are obligated to repurchase any loan upon default and to acquire the related mortgaged property through a foreclosure sale, known as real estate owned, or REO, property. This obligation is subject to various terms and conditions, including, in some instances, a time limit. At March 31, 2004, we had reserved $1.0 million in potential losses against $1.5 million in aggregate principal amount of our loans subject to future repurchase should these loans become REO properties.

     A DECLINE IN THE QUALITY OF SERVICING COULD LOWER THE VALUE OF OUR EXCESS CASHFLOW CERTIFICATES AND OUR ABILITY TO SELL OR SECURITIZE LOANS.

     In May 2001, we transferred our servicing portfolio to Ocwen Federal Bank FSB. Poor servicing by Ocwen or any other third-party servicer who services the loans we originate could harm the value of our excess cashflow certificates and our ability to sell or securitize loans. Additionally, regulatory actions and class action lawsuits against these services could harm the value of our excess cash flow certificates and our ability to sell or securitize loans. Ocwen and several of its affiliates have been named as defendants in a number of purported class action lawsuits that challenge its servicing practices under applicable federal and state laws. In addition, according to its public filings, Ocwen and its affiliates maintain high levels of indebtedness. If Ocwen's operations are impaired as a result of litigation, governmental investigations, or its inability to repay its indebtedness when due, our profitability and operations may be harmed.

     AN INTERRUPTION IN OR BREACH OF OUR INFORMATION SYSTEMS MAY RESULT IN LOST BUSINESS.

     We rely heavily upon communications and information systems to conduct our business. As we implement our growth strategy and increase our volume of loan production, that reliance will increase. Any failure or interruption or breach in security of our information systems or the third-party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received, slower processing of applications and reduced efficiency in loan servicing. If we and the third-parties upon which we rely do not properly address these failures or interruptions, our business could be harmed.

     RISKS RELATED TO LAWS, REGULATIONS AND LEGAL ACTIONS

     THE SCOPE OF OUR BUSINESS EXPOSES US TO RISKS OF NONCOMPLIANCE WITH AN INCREASING AND INCONSISTENT BODY OF COMPLEX LAWS AND REGULATIONS AT THE FEDERAL, STATE AND LOCAL LEVELS.

     We must comply with the laws and regulations, as well as judicial and administrative decisions, in all of the jurisdictions in which we are licensed to originate mortgage loans, as well as an extensive body of federal law and regulations. Moreover, our lending business is subject to extensive government regulation, supervision and licensing requirements by various state departments of banking or financial services, which may hinder our ability to operate profitably. Also, individual cities and counties have begun to enact laws that restrict non-conforming loan origination activities in those cities and counties. The laws and regulations of each of these jurisdictions are different, complex and, in some cases, in conflict with each other. As our operations grow, it may be more difficult to comprehensively identify, accurately interpret, properly program our technology systems and effectively train our personnel with respect to all of these laws and regulations. Our inability to properly manage regulatory compliance could increase our potential exposure to the risks of noncompliance with these laws and regulations.

     Our failure to comply with these laws may lead to:

     o  civil and criminal liability, including potential monetary penalties;

     o loss of state licenses or other approved statutes required for continued lending operations;

     o legal defenses delaying or otherwise harming the servicer's ability to enforce loans, or giving the borrower the right to rescind or cancel the loan transaction;

     o demands for indemnification or loan repurchases from purchases of our loans;

     o  class action lawsuits; or

     o  administrative enforcement actions.

Any of these results could harm our business.

     In some cases, the restrictions and/or costs and risks associated with complying with applicable laws and regulations in a particular jurisdiction have been so onerous that we have elected not to lend in a particular state or municipality. In the particular states or municipalities where we continue to do business, compliance with a variety of potentially inconsistent federal, state and local laws has increased our compliance costs, as well as the risk of litigation or administrative action associated with complying with these proposed and enacted federal, state and local laws, particularly those aspects of proposed and enacted laws that contain subjective requirements, with which it may be difficult to ensure compliance. In addition, federal, state and local laws could impact over-collateralization requirements set by the rating agencies, which could decrease the cash proceeds we may receive from our securitizations. In some cases, rating agencies may refuse to rate securitization transactions that contain loans covered by laws that they determine create too much risk or uncertainty.

     IF WE DO NOT COMPLY WITH THE TRUTH IN LENDING ACT, AGGRIEVED BORROWERS COULD HAVE THE RIGHT TO RESCIND THEIR LOANS.

     The Truth in Lending Act, and Regulation Z contains disclosure requirements designed to provide consumers with uniform and understandable information regarding the terms and conditions of loans and credit transactions in order that consumers may compare proposed credit terms. The Truth in Lending Act also guarantees consumers a three-day right to cancel loan transactions described in the Act and imposes specific loan feature restrictions on some loans, including the type of loans that we originate. If we do not comply with these requirements, in addition to fines and penalties, aggrieved borrowers could have the right to rescind their loans or to demand, among other things, the return of finance charges and fees paid to us at the time of the loan.

     IF WE DO NOT COMPLY WITH REGULATION X UNDER THE REAL ESTATE SETTLEMENT PROCEDURES ACT, WE COULD BE SUBJECT TO SUBSTANTIAL FEES, AND POTENTIAL LIMITATIONS UPON FUTURE BUSINESS ACTIVITIES.

     We also are subject to the Real Estate Settlement Procedures Act and Regulation X under that act. These laws and regulations, which are administered by the Department of Housing and Urban Development, impose limits on the amount of funds a lender can require a borrower to deposit in any escrow account for the payment of taxes, insurance premiums or other charges; limits the fees which may be paid to third-parties; and imposes various disclosure requirements on the lender. If we do not comply with these requirements, we could be subject to substantial fines and potential limitations upon future business activities.

     THE INCREASING NUMBER OF FEDERAL, STATE AND LOCAL "ANTI-PREDATORY" LENDING LAWS MAY RESTRICT OUR ABILITY TO ORIGINATE, OR INCREASE OUR RISK OF LIABILITY WITH RESPECT TO, SOME TYPES OF MORTGAGE LOANS AND COULD INCREASE OUR COST OF DOING BUSINESS.

     In recent years, several federal, state and local laws, rules and regulations have been adopted, or are under consideration for adoption, that are intended to eliminate so-called "predatory" lending practices. These laws, rules and

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

regulations impose restrictions on loans on which certain points and fees or the annual percentage rate, or APR, exceed specified amounts. Some of these restrictions expose lenders to risks of litigation and penalties no matter how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on purchasers of loans, regardless of whether a purchaser knew of or participated in the violation. It is against our policy to engage in predatory lending practices.

     We have avoided originating loans that exceed the APR or "points and fees" thresholds of these laws, rules and regulations, because the companies that buy our loans and/or provide financing for our loan origination operations generally do not want to buy or finance those types of loans. The continued enactment of these laws, rules and regulations may prevent us from making these loans and may cause us to reduce the APR or the points and fees on loans that we do make. In addition, the difficulty of managing the risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for non-conforming loans, making it difficult to fund, sell or securitize any of our loans. If we decide to relax our restrictions on loans subject to these laws, rules and regulations, we will be subject to greater risks for actual or perceived non-compliance with them. This could lead to demands for indemnification or loan repurchases from our lenders and loan purchasers, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages and administrative enforcement actions. In any event, the growing number of these laws, rules and regulations will increase our cost of doing business as we are required to develop systems and procedures to ensure that we do not violate any aspect of these requirements.

     WE ARE NO LONGER ABLE TO RELY ON THE ALTERNATIVE MORTGAGE TRANSACTIONS PARITY ACT TO PREEMPT CERTAIN STATE LAW RESTRICTIONS ON PREPAYMENT PENALTIES, WHICH COULD HARM OUR BUSINESS.

     The value of a mortgage loan depends, in part, upon the expected period of time that the mortgage loan will be outstanding. If a borrower pays-off a mortgage loan in advance of this expected period, the holder of the mortgage loan does not realize the full value expected to be received from the loan. A prepayment penalty payable by a borrower who repays a loan earlier than expected helps offset the reduction in value resulting from the early pay-off. Consequently, the value of a mortgage loan is enhanced to the extent the loan includes a prepayment penalty, and a mortgage lender can offer a lower interest rate and/or lower loan fees on a loan which has a prepayment penalty. Prepayment penalties are an important feature to obtain value on the loans we originate.

     Several state laws restrict or prohibit prepayment penalties on mortgage loans, and we have relied on the federal Alternative Mortgage Transactions Parity Act, or the Parity Act, and related rules issued in the past by the Office of Thrift Supervision, or the OTS, to preempt state limitations on prepayment penalties for certain types of loans. The Parity Act was enacted to extend to financial institutions, other than federally chartered depository institutions, the federal preemption that federally chartered depository institutions enjoy. However, in September 2002, the OTS released a new rule that reduced the scope of the Parity Act preemption. As a result, we are no longer able to rely on the Parity Act to preempt state restrictions on prepayment penalties. The effective date of the new rule, originally January 1, 2003, was subsequently extended by the OTS until July 1, 2003 in response to concerns from interested parties about the burdens associated with compliance. The elimination of this federal preemption has required us to comply with state restrictions on prepayment penalties. We believe that these restrictions prohibit us from charging any prepayment penalty in eight states and restrict the amount or duration of prepayment penalties that we may impose in an additional 14 states. This may place us at a competitive disadvantage relative to financial institutions that will continue to enjoy federal preemption of such state restrictions. These institutions will be able to charge prepayment penalties without regard to state restrictions and, as a result, may be able to offer loans with interest rates and loan fee structures that are more attractive than the interest rates and loan fee structures that we are able to offer. In addition, the lack of prepayment penalties on loans could harm our ability to complete securitizations and NIM transactions.

     WE ARE A DEFENDANT IN LITIGATION RELATING TO CONSUMER LENDING PRACTICES, INCLUDING CLASS ACTIONS, AND WE MAY NOT PREVAIL IN THESE MATTERS.

     We are a defendant in several class action lawsuits that are pending in courts in the states of New York and Illinois. These actions allege that we engaged in improper practices in connection with our origination of mortgage loans, including fraud, unjust enrichment and charging improper fees. These actions generally seek unspecified compensatory damages, punitive damages and the return of allegedly improperly collected fees. These actions are in relatively early stages of litigation and, as a result, it is difficult to predict how these matters will be ultimately determined. We believe that we have meritorious defenses to these actions, and we intend to vigorously defend these actions. However, an adverse judgment in any of these matters could require us to pay substantial amounts.

     CHANGES IN THE MORTGAGE INTEREST DEDUCTION COULD DECREASE OUR LOAN PRODUCTION AND HARM OUR BUSINESS.

     Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. The competitive advantages of tax deductible interest, when compared to alternative sources of financing, could be eliminated or seriously impaired by this change. Accordingly, the reduction or elimination of these tax benefits could reduce the demand for our mortgage loans.

     THE "DO NOT CALL REGISTRIES" ADMINISTERED BY FEDERAL AND STATE AUTHORITIES COULD REDUCE OUR LOAN PRODUCTION.

     To date, a substantial portion of our retail loans have been generated through telemarketing. The Federal Trade Commission, or FTC's, "Do Not Call Registries", and similar registries that various state authorities may now or in the future administer, have reduced, and in the future will continue to reduce, our ability to use telemarketing to generate retail leads and originate retail loans. In such an event, we may not be able to offset any loss of business through alternative means.

     WE HAVE BEEN, AND IN THE FUTURE MAY BE, SUBJECT TO VARIOUS SETTLEMENT AGREEMENTS ARISING FROM LEGAL ISSUES, AND WE MAY BE SUBJECT TO SUBSTANTIAL CLAIMS AND LEGAL EXPENSES IF WE DO NOT COMPLY WITH THESE AGREEMENTS, OR IF ALLEGATIONS ARE MADE THAT WE ARE NOT IN COMPLIANCE WITH THEM.

     The non-conforming mortgage market in which we operate has been the subject of significant scrutiny by various federal and state governmental agencies and legislators. In particular, in 1999, the lending practices we utilize were the subject of investigations by the New York State Banking Department, the Office of the Attorney General of the State of New York and The Department of Justice, or the DOJ. The investigations centered on our compliance with various federal and state laws. In September 1999 and March 2000, we entered into related settlement agreements with these regulatory agencies, joined by the Department of Housing and Urban Development and the FTC, which provided for changes to our lending practices on a prospective basis, and retrospective relief to some borrowers. If similar claims are made in the future, defending those claims may result in significant legal expenses to us, which will reduce our profitability. A finding against us, or any settlement we may enter into, may result in our payment of damages, which may be costly to us.

     WE MAY BE SUBJECT TO FINES OR OTHER PENALTIES BASED UPON THE CONDUCT OF OUR INDEPENDENT BROKERS.

     The mortgage brokers from whom we obtain loans have legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, increasingly federal and state agencies have sought to impose liability upon assignees. For example, the FTC recently entered into a settlement agreement with a mortgage lender where the FTC characterized a broker that had placed all of its loan production with a single lender as the "agent" of the lender; the FTC imposed a fine on the lender in part because, as "principal," the lender was legally responsible for the mortgage broker's unfair and deceptive acts and practices. Moreover, in the past, the DOJ has sought to hold non-conforming mortgage lenders responsible for the pricing practices of their mortgage brokers, alleging that the mortgage lenders were directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act even if the lenders neither dictated what the mortgage broker could charge nor kept the money for its own account. This was one of the DOJ's primary allegations against us at the time of our settlement with the DOJ.

     Accordingly, we may be subject to fines or other penalties in the future based upon the conduct of our independent mortgage brokers.

     REGULATORY ACTIONS AND/OR CLASS ACTIONS AGAINST SERVICERS WHO SERVICE THE LOANS WE ORIGINATE COULD LOWER THE VALUE OF OUR EXCESS CASHFLOW CERTIFICATES AND OUR ABILITY TO SELL OR SECURITIZE OUR LOANS.

     Federal agencies, including the FTC, the Department of Housing and Urban Development and the DOJ have recently investigated, and/or commenced regulatory actions against, several servicers who specialize in servicing non-conforming loans. Similarly, numerous class actions have been brought against servicers alleging improper servicing policies and procedures. Any regulatory actions and/or class actions of these kinds brought against any of the servicers who service the loans we originate could harm the value of our excess cashflow certificates and our ability to sell or securitize our loans.

     LEGAL ACTIONS ARE PENDING AGAINST US, INCLUDING CLASS ACTION LAWSUITS, WHICH IF SUCCESSFUL, COULD EXPOSE US TO SUBSTANTIAL LIABILITY.

     Because the nature of our business involves the collection of numerous accounts, the validity of liens and compliance with state and federal lending laws, we are subject to numerous claims and legal actions in the ordinary course of our business. Generally, we are subject to claims made against us by borrowers and investors arising from, among other things:

     o losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentation, error and omission by our employees, officers and agents;

     o  incomplete documentation; and

     o failure to comply with various laws and regulations applicable to our business.

     An adverse outcome in any potential litigation matters could subject us to significant monetary damages and legal fees, which could harm our business. While it is impossible to estimate with certainty the ultimate legal and financial liability with respect to claims and actions, regardless of the merits of a claim and regardless of the outcome, defending against these claims is expensive and time-consuming. In addition, these cases could divert management's attention from our business.

     We have been named in several lawsuits brought as class actions, alleging violations of various federal and state consumer protection laws, and have entered into settlement agreements with various governmental agencies following investigations of our lending practices. Defending these claims and any claims asserted in the future may result in significant legal expenses. A finding against us could result in the payment by us of damages, which may be costly.

     RISKS RELATED TO OUR CAPITAL STRUCTURE

     WE ARE CONTROLLED BY PRINCIPAL STOCKHOLDERS, SOME OF WHOM ARE ALSO OUR MEMBERS OF OUR SENIOR MANAGEMENT, WHO MAY HAVE THE ABILITY TO INFLUENCE FUNDAMENTAL CORPORATE CHANGES IF THEY ACT IN CONCERT.

     As of March 31, 2004, our principal stockholders, members of the Miller family, beneficially owned approximately 62% of the outstanding shares of our common stock. Accordingly, if members of the Miller family were to act in concert, they would have the ability to exercise significant control over us with respect to matters submitted to a stockholder vote, including the approval of fundamental corporate transactions, such as mergers and acquisitions, consolidations and asset sales, and electing all members of our Board of Directors. As long as the Miller family controls such a substantial percentage of our shares, third parties may not be able to gain control of us through purchases of our common stock. In addition, members of the Miller family hold positions as executive officers of our company, including Chairman, Chief Executive Officer, Executive Vice President and General Counsel.

     OUR MANAGEMENT MAY HAVE BROAD DISCRETION IN THE APPLICATION OF THE NET PROCEEDS FROM ANY OFFERING, WHICH MAY INCREASE THE RISK THAT THE NET PROCEEDS WILL NOT BE APPLIED EFFECTIVELY.

     Our management may have broad discretion in determining how to use the net proceeds of any offering. Accordingly, we may spend or invest the net proceeds from an offering in ways which do not yield a favorable return. Because of the number and variability of factors that determine our use of the net proceeds from any offering, our ultimate use of the net proceeds might vary substantially from our planned uses.

     OUR STOCK PRICE IS VOLATILE.

     The trading price of our stock is volatile, and this volatility will likely continue in the future. Wide fluctuations in our trading price or volume can be caused by:

     o quarterly variations in our operating results, including as a result of our tendency to originate a lower volume of mortgages in the first quarter of each year;

     o  variations in the size and terms of our securitizations;

     o conditions in the real estate industry and in the asset-backed securities market;

     o announcements by significant investors of their intention to sell our shares;

     o investor perception of our company and the business that we are in generally;

     o announcements or implementation by us or our competitors of new products or services;

     o  financial estimates by securities analysts; and

     o  general economic and financial services market conditions.

     In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. If investor interest in financial services stocks declines, the price for our common stock could drop suddenly and significantly, even if our operating results are positive. Our common stock has historically traded at low volumes, which may increase the potential illiquidity of an investment in our common stock. If the trading volume of our common stock experiences significant changes, the price of our common stock could also be harmed. Furthermore, declines in the trading or price of our common stock could harm employee morale and retention, our access to capital and other aspects of our business.

     Our common stock commenced trading on the AMEX in May 2003. However, we cannot assure you that an active public trading market for our common stock will be sustained. If active trading in our common stock does not continue, the price that you may receive in connection with any sale of your shares may be substantially less than the offering price that you pay for them.

     WE MAY NEED ADDITIONAL CAPITAL, WHICH COULD DILUTE OUR STOCKHOLDERS OR IMPOSE BURDENSOME FINANCIAL RESTRICTIONS ON OUR BUSINESS.

     We may seek to raise additional funds through public or private debt or equity offerings. Additional equity financing may be dilutive to the holders of our common stock. If we obtain funds through a bank credit facility or by issuing debt securities or preferred shares, this indebtedness or preferred shares would have rights senior to the rights of holders of our common stock, and their terms could impose significant restrictions on our operations. If we need to raise additional funds, we may not be able to do so on favorable terms, or at all. If we cannot obtain adequate funds on acceptable terms, we may not be able to implement our business strategy as planned, or at all.

     FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD ADVERSELY AFFECT OUR STOCK PRICE.

     Future sales of shares of our common stock or the availability for future sale of shares of our common stock may reduce the market price of our common stock prevailing from time to time.

     Our current stockholders hold a substantial number of shares of our common stock, which they are able to sell in the public market today. Sales of these shares or the perception that these sales could occur, could harm the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. In addition, as of March 31, 2004, we had approximately 2,228,300 shares of our common stock issuable upon exercise of options, approximately 844,495 of which were currently exercisable.

     WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS WHICH COULD DISCOURAGE OR PREVENT A TAKEOVER, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     Provisions of our certificate of incorporation and our bylaws could make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

     o establishing a classified Board of Directors of which approximately one-third of the members of the board are elected each year, and lengthening the time needed to elect a new majority of the board;

     o authorizing the issuance of "blank check" preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt; and

     o prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders.

     We also are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Subject to specified exceptions, this section provides that a corporation may not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder. This provision could have the effect of delaying or preventing a change in control of our company. These factors could also limit the price that investors or an acquirer might be willing to pay in the future for shares of our common stock.

                                 USE OF PROCEEDS

     Currently, we intend to use the net proceeds from the sale of our common stock for working capital and general corporate purposes. General corporate purposes may include investments in mortgage loans, acquisitions of related businesses, other investments, capital expenditures, repayment of our warehouse lines, open additional and/or enlarge our existing retail offices, and any other purpose that we may specify in any prospectus supplement. We will not receive any proceeds from the sale of common stock by the selling stockholders.

     If we elect at the time of the issuance of our common stock to make different or more specific use of proceeds other than as described in this prospectus, we will describe the change in use of proceeds in the applicable prospectus supplement. Until we use the net proceeds from an offering for the above purposes, we will repay outstanding borrowings under our warehouse lines of credit, and/or may invest the funds in short-term, investment grade, interest-bearing securities. Our management may spend the proceeds from an offering in ways which our stockholders may not deem desirable.

                                 DIVIDEND POLICY

     Under the terms of our Series A preferred stock, we were obligated to pay to the holders semi-annual cumulative preferential dividends in cash at the rate of 10% per annum of the preference amounts. In addition, our Series A preferred stock limited our ability to pay dividends to holders of our common stock. We paid $1.4 million in preferred stock dividends in 2003, and did not pay any common stock dividends in 2003. We did not pay any dividends in 2002.

     We redeemed all of the shares of our Series A preferred stock in June 2004. Our board of directors declared a quarterly cash dividend of $0.05 per common share. This dividend is expected to be paid on July 9, 2004 to stockholders of record as of the close of business on June 25, 2004. We can provide no assurance as to whether we will pay any additional dividends in the future.

                           PRICE RANGE OF COMMON STOCK

     On May 14, 2003, our common stock began to trade on the American Stock Exchange under the symbol "DFC." Prior to that time, our common stock traded on the Over-the-Counter Bulletin Board, or the OTCBB, under the symbol "DLTO." The following table sets forth for the periods indicated the range of the high and low closing sales prices for our common stock.

         2004                                                HIGH          LOW
         ----                                               ------        ------
         FIRST QUARTER ................................     $11.05        $7.41
         Second Quarter (through June 29, 2004) .......       8.25         6.12

         2003                                                HIGH          LOW
         ----                                               ------        ------
         First Quarter ................................      $2.18        $1.15
         Second Quarter ...............................       8.15         2.10
         Third Quarter ................................       9.39         5.18
         Fourth Quarter ...............................       7.82         6.29

         2002                                                HIGH          LOW
         ----                                               ------        ------
         First Quarter ................................      $1.54        $0.85
         Second Quarter ...............................       2.76         0.91
         Third Quarter ................................       2.74         1.65
         Fourth Quarter ...............................       1.50         0.95

     On June 8, 2004, the last reported sale price of our common stock on the American Stock Exchange was $6.75 per share.

     As of March 31, 2004, we had 16,935,502 shares of common stock issued and outstanding, held by approximately 176 holders of record, including holders who are nominees for an indeterminate number of beneficial holders.

                             SELECTED FINANCIAL DATA

     The selected consolidated financial data presented below for each of the five years ended December 31, 2003 have been derived from our consolidated financial statements, which were audited by KPMG LLP, independent registered public accounting firm. Operating results for any period are not necessarily indicative of the results for any future period. The financial data for each of the three month periods ended March 31, 2004 and 2003 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring accruals, that are considered necessary for a fair statement of our financial position and results of operations as of the indicated dates and periods. Some amounts reflected below for the years ended December 31, 2002, 2001, 2000 and 1999 have been reclassified to conform to the presentations for the year ended December 31, 2003. See Note 5 to our audited Consolidated Financial Statements -- "Financial Statement Reclassifications." The selected consolidated financial and operating data should be read in conjunction with "Managements' Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes, and is qualified in its entirety by the other financial information appearing elsewhere in this prospectus.

                                                                                                             AS OF AND FOR THE
                                                                    AS OF AND FOR THE                        THREE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                         MARCH 31,
                                                ---------------------------------------------------------   ----------------------
                                                  1999        2000         2001        2002        2003        2003         2004
                                                --------   ---------   ----------   ---------   ---------   ---------     --------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
 Revenues:
   Net gain on sale of mortgage loans(1) .....   $ 86,466    $ 52,574     $ 38,326     $57,974     $94,782     $18,897     $ 7,740
   Interest income(1) ........................     19,127      15,594       11,158      11,803      12,418       2,114       6,839
   Excess cashflow certificate income(2) .....     18,214      32,554       11,774       1,973       2,323         696         557
   Impairment of excess cashflow
     certificates(3) .........................     (6,300)    (15,861)     (19,676)     (2,085)         --          --          --
   Gain(loss) on sale of excess cashflow
     certificates(4) .........................         --          --      (25,402)         --         220          --          --
   Servicing fees(5) .........................     16,341      14,191        2,983          --          --          --          --
   Other income(6) ...........................        768       3,069          188       1,281         425         125          23
                                                 --------   ---------   ----------   ---------   ---------   ---------    --------
     Total revenues ..........................    134,616     102,121       19,351      70,946     110,168      21,832      15,159

 Expenses:

   Payroll and related costs .................     45,881      40,363       29,867      27,120      39,147       8,356      11,559
   Interest expense(1) .......................     26,656      30,386       16,132       5,273       5,509       1,079       1,908
   General and administrative(5) .............     54,250      43,708       45,902      22,082      23,213       5,368       6,171
   Capitalized mortgage servicing
     impairment(7) ...........................         --      38,237           --          --          --          --          --
   Restructuring and other special
     charges(2)(8) ...........................         --      11,382        2,678          --          --          --          --
   Provision for loan losses and
     recourse loans ..........................        100         670        2,431         603         247          64         434
   Loss on derivative instruments(9) .........         --          --           --          --          --          --       4,724
   Extinguishment of debt(2) .................         --          --       19,255          --          --          --          --
                                                 --------   ---------   ----------   ---------   ---------   ---------    --------
     Total expenses ..........................    126,887     164,746      116,265      55,078      68,116      14,867      24,796

Income (loss) before income tax
  expense (benefit) ..........................      7,729     (62,625)     (96,914)     15,868      42,052        6,965      (9,637)
Provision for income tax expense
  (benefit)(10) ..............................      3,053     (13,208)       2,876      (1,769)    (25,354)         268      (3,722)
                                                 --------   ---------   ----------   ---------   ---------   ---------    --------
Net income (loss) ............................   $  4,676   $ (49,417)  $  (99,790)  $  17,637   $ $67,406   $ $ 6,697    ($ 5,915)
                                                 ========   =========   ==========   =========   =========   =========    ========

Basic earnings per share:
Net income (loss) per share ..................      $0.30      $(3.11)      $(6.28)      $1.11       $4.05       $0.42      $(0.35)

Basic weighted average number of
  shares outstanding ......................... 15,511,214  15,883,749   15,883,749  15,894,913  16,308,561  15,921,173   16,924,366

Diluted earnings per share(11):

NET INCOME (LOSS) PER SHARE ..................      $0.30      $(3.11)      $(6.28)      $1.04       $3.59       $0.36       $(0.35)

Diluted weighted average number of
  shares outstanding(12) ..................... 15,512,457  15,883,749   15,883,749  16,971,028  18,407,249   18,489,825   16,924,366

------------
(1) In the first quarter of 2004, we completed our first securitization that was structured to be accounted for as a secured financing, in which we will record our interest income less interest expense over time instead of upfront as a gain-on-sale. Prior securitization transactions were structured to meet the criteria under SFAS No. 140, and were accounted for as a sale, requiring gain-on-sale accounting. For the quarter ended March 31, 2004, we delivered $113.9 million of mortgage loans (representing loans delivered under a pre-funding feature in our fourth quarter 2003 securitization which was structured to be accounted for as a sale under SFAS No. 140), and in addition, sold $17.7 million of mortgage loans on a servicing released basis. These transactions accounted for the entire $7.7 million in gain-on-sale revenues for the quarter ended March 31, 2004.

(2) In August 2001, we completed an exchange offer with the holders of a majority of our senior notes in which we extinguished $139.2 million of senior notes in exchange for granting a pro rata interest in most of our excess cashflow certificates held at that time and approximately 139,156 shares of our Series A preferred stock, which accrue dividends at a rate of 10% per annum. See "Business -- Corporate Restructuring, Debt Modification and Debt Restructuring."

(3)  Write-down of the fair value due to changes in underlying assumptions.

(4) In March 2001, we sold five excess cashflow certificates with a carrying value of $40.4 million for $15.0 million, resulting in a loss of $25.4 million. In August 2003, we sold three excess cashflow certificates with a carrying value of $10.0 million for $10.2 million, resulting in a gain of $0.2 million.

(5) In May 2001, we transferred our servicing to Ocwen FSB. We no longer record servicing revenues and servicing-related expenses. (6) In July 2000, we received $2.1 million in connection with the sale of one of our domain names. (7) In the fourth quarter of 2000, we incurred a charge of $38.2 million relating to the write-down of our capitalized mortgage servicing rights based upon our realization, in connection with the bidding process that led to our transfer of servicing to Ocwen FSB, that we could not sell our existing loan servicing portfolio for our book value. We no longer record servicing revenues and servicing-related expenses.

(8) In 2000, we incurred charges of $11.4 million relating to (i) a $1.6 million write-down of other servicing-related receivables, (ii) $3.1 million of debt modification charges primarily related to professional fees associated with our December 2000 exchange offer, and (iii) $6.7 million of charges related to our restructuring of our operations. In 2001, we incurred charges of $2.7 million in restructuring and other special charges primarily relating to professional fees incurred in connection with our August 2001 exchange offer, our disposition of loan origination branches and severance costs associated with closing our servicing operation.

(9) Because our first quarter 2004 securitization was structured to be accounted for as a secured financing, and because we did not receive hedge accounting treatment, our realized loss on interest rate swaps was recognized in the current earnings period. Prior hedge gains or losses on securitization transactions, that met the sale criteria under SFAS No. 140, were recognized in current earnings and recorded as a component of gain-on-sale.

(10) In September 2003, we reversed a valuation allowance that we had established in 2000 against our deferred tax asset. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Deferred Tax Asset."

(11) For 2001 and 2000, stock options of approximately 23,000 and 37,000 were excluded from the calculation of diluted earnings per share because their effect was antidilutive. For the first quarter of 2004, stock options of approximately 1.1 million were excluded from the calculation of diluted earnings per share because their effect was antidilutive.

(12) The diluted number of shares increased in 2002 and 2003 due to the impact of the increase of our common stock price on the treasury method employed to calculate the dilutive effect of employee stock options and warrants.

                                                                          AS OF DECEMBER 31,                              AS OF
                                                          ---------------------------------------------------------      MARCH 31,
                                                            1999         2000        2001         2002       2003          2004
                                                          --------     --------    --------     -------    --------      --------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
 Proceeds due from securitization trust(1)                      --           --          --          --          --      $143,711
 Mortgage loans held in inventory, net .................  $ 89,036     $ 82,698    $ 94,407     $33,984    $190,801       147,425
 Mortgage loans held for investment, net(1) ............        --           --          --          --          --       414,084
 Capitalized mortgage servicing rights(2) ..............    45,927           --          --          --          --            --
 Excess cashflow certificates, net(3) ..................   224,659      216,907      16,765      24,565      19,853        19,489
 Deferred tax asset, net(4) ............................        --        5,600       5,600       5,600      31,184        35,435
 Total assets ..........................................   556,835      452,697     133,806      73,544     256,991       783,573
 Warehouse financing(5) ................................    94,688       74,935      80,877      13,757     144,826        85,029
 Financing on mortgage loans held for investment(1) ....        --           --          --          --          --       589,146
 Senior notes(3)(6) ....................................   149,474      149,571      10,844      10,844          --            --
 Investor payable(2) ...................................    82,204       69,489          --          --          --            --
 Deferred tax liability, net ...........................    10,411           --          --          --          --            --
 Total liabilities .....................................   409,694      354,973     121,956      44,047     161,038       693,416
 Series A preferred stock(3) ...........................        --           --      13,916      13,916      13,916        13,916
 Stockholders' equity ..................................  $147,141     $ 97,724    $ 11,850     $29,497    $ 95,953      $ 90,157

----------------
(1) In the first quarter of 2004, we began structuring our securitizations to be accounted for as secured financings.

(2) In the fourth quarter of 2000, we incurred a charge of $38.2 million relating to the write-down of our capitalized mortgage servicing rights based upon our realization, in connection with the bidding process that led to our transfer of servicing to Ocwen FSB, that we could not sell our existing loan servicing portfolio for our book value. In May 2001, we transferred our servicing to Ocwen FSB. We no longer record servicing revenues and servicing-related expenses.

(3) In August 2001, we completed an exchange offer with the holders of a majority of our senior notes in which we extinguished $139.2 million of senior notes in exchange for granting a pro rata interest in most of our excess cashflow certificates held at that time and approximately 139,156 shares of our Series A preferred stock, which accrue dividends at a rate of 10% per annum.

(4) In September 2003, we reversed a valuation allowance that we had established in 2000 against our deferred tax asset. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Deferred Tax Asset."

(5) In 1999, our bank syndicate credit facility included borrowing against our service-related receivables, which was a $25.0 million sub-facility.

(6) In October 2003, we redeemed at par all of our remaining outstanding senior notes.

                                                                                                                AS OF AND FOR THE
                                                                     AS OF AND FOR THE                          THREE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,                          MARCH 31,
                                                 -----------------------------------------------------------   --------------------
                                                    1999        2000        2001        2002        2003          2003       2004
                                                 ---------    --------    --------    --------    ----------    --------   --------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Wholesale originations ........................  $ 890,822    $603,616    $345,916    $534,999    $1,005,484    $175,326   $307,076
Number of wholesale loan originations .........     10,541       8,164       4,365       4,611         6,087       1,190      1,764
Retail originations ...........................    319,227     260,388     275,799     337,191       707,253     148,060    196,897
Number of retail loan originations ............      4,664       3,895       3,350       3,466         6,309       1,363      1,808
Correspondent loans purchased(1) ..............    261,289      69,434          --          --            --          --         --
Number of correspondent loans purchased(1) ....      3,397         924          --          --            --          --         --
Total mortgage loans originated and purchased .  1,471,338     933,438     621,715     872,190     1,712,737     323,386    503,973
Number of loans originated and purchased ......     18,602      12,983       7,715       8,077        12,396       2,553      3,572
Average principal balance per loan ............        $79         $72         $81        $108          $138        $127       $141

Weighted average coupon rate ..................       10.4%       11.4%       10.5%        9.4%          8.1%        8.6%       7.9%
Weighted average credit score .................        607         596         606         613           627         619        625
Combined weighted average initial LTV .........       73.7%       72.7%       74.2%       76.5%         76.4%       77.0%      77.3%
Percent of loans with prepayment penalty ......       80.0%       79.7%       79.6%       80.6%         80.1%       81.6%      78.8%
Percent fixed-rate mortgages ..................       82.1%       75.1%       76.7%       71.8%         77.1%       70.4%      79.5%

Total securitizations ......................... $1,454,962    $880,038    $345,000    $819,039    $1,495,183    $261,000   $113,927
Average gain on securitizations ...............        5.9%        5.7%        7.9%        6.5%          6.2%        7.0%       6.0%
Whole loan sales ..............................         --      58,321     261,110     103,018        42,417      12,220     17,651
Average gain on whole loan sales ..............         --         4.8%        4.3%        4.4%          5.0%        4.6%       5.1%

Total number of employees .....................      1,134         851         609         695           912         717        913

---------------
(1) We discontinued our correspondent operations in July 2000.

                                                                                                              AS OF AND
                                                                                                               FOR THE
                                                                        AS OF AND FOR THE                 THREE MONTHS ENDED
                                                                      YEAR ENDED DECEMBER 31,                 MARCH 31,
                                                           ------------------------------------------     ------------------
                                                           1999       2000         2001         2002       2003        2004
                                                           -----      -----       ------       -----       -----       -----
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
RATIOS:
Average equity to average assets(1) ..................      27.4%      24.3%        18.7%       19.9%       38.0%       17.9%
Return on average equity .............................       3.3%     (40.4%)     (182.1%)      85.3%      107.5%      (25.4%)
Return on average assets(1) ..........................       0.9%      (9.8%)      (34.0%)      17.0%       40.8%       (4.6%)
Common stock book value per basic share(2) ...........     $9.26       $6.15      $(0.13)      $0.98       $4.85       $4.50
Assets to equity(1) ..................................     378.4%     463.2%      1129.2%      249.3%      267.8%      869.1%
Debt to equity(3) ....................................     111.3%     167.1%       165.4%       45.6%        2.5%        3.1%

-----------------
(1) In March 2004, we began structuring its securitizations to be accounted for as financings; as a result, we began holding loans on our balance sheet.

(2)  Excludes the Series A preferred stock.

(3) Debt includes senior notes and other borrowings, but excludes financing for loans held for investment and warehouse financings. Equity includes both common and preferred equity.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES SET FORTH ELSEWHERE IN THIS PROSPECTUS. SEE "FORWARD-LOOKING STATEMENTS."

GENERAL

     We are a specialty consumer finance company that originates, securitizes and sells (and, prior to May 2001, serviced) non-conforming mortgage loans. Our loans are primarily secured by first mortgages on one- to four-family residential properties. Throughout our 22-year operating history, we have focused on lending to individuals who generally do not satisfy the credit, documentation or other underwriting standards set by more traditional sources of mortgage credit, including those entities that make loans in compliance with conventional mortgage lending guidelines established by Fannie Mae and Freddie Mac. We make mortgage loans to these borrowers for purposes such as debt consolidation, refinancing, education and home improvements.

     Our mortgage business has two principal components. First, we make mortgage loans to individual borrowers, which is a cash and expense outlay for us, because our cost to originate a loan exceeds the fees we collect at the time we originate the loan. At the time we originate a loan, and prior to the time we securitize or sell the loan, we either finance the loan by borrowing under our warehouse lines of credit or self-fund it. Second, from time to time we securitize loans and sell our loans on a whole loan basis, and use the net proceeds from these transactions to repay our warehouse lines of credit and for working capital. Prior to 2004, we structured our securitizations to be accounted for as sales, which required us to record cash and non-cash revenues as gain-on-sale at the time the securitizations were completed. We began structuring our securitizations to be accounted for as secured financings in 2004, which requires us to record revenues from these transactions over time. When we sell whole loans, we record the premiums received upon sale as revenue.

SECURITIZATIONS

     Securitizations, whether structured and accounted for as a sale or a secured financing, effectively provide us with a source of long-term financing.

     In a securitization, we pool together loans, typically each quarter, and sell these loans to a newly formed securitization trust, which is a qualified special purpose entity, or QSPE. These trusts are established for the limited purpose of buying our mortgage loans. We carry no contractual obligation related to these trusts or the loans sold to them, nor do we have any direct or contingent liability related to the trusts, except for the standard representations and warranties typically made as part of a sale of loans on a non-recourse basis. Furthermore, we provide no guarantees to investors with respect to the cash flow or performance of these trusts.

     The securitization trust raises cash to purchase the mortgage loans from us by selling securities to the public. These securities, known as "asset-backed pass-through securities," are secured, or backed, by the pool of mortgage loans purchased by the securitization trust from us. These asset-backed securities, or senior certificates, which are usually purchased by insurance companies, mutual funds and/or other institutional investors, represent senior interests in the cash flows from the mortgage loans in the trust.

     In our securitizations, the securitization trust issues senior certificates, which entitle their holders to receive the principal collected, including prepayments of principal, on the mortgage loans in the trust. In addition, holders receive a portion of the interest paid on the loans in the trust equal to the pass-through interest rate on the remaining principal balance of the pass-through certificates. Depending upon the structure, the securitization trust may also issue interest-only certificates, which entitle the holders to receive payments of interest at a pre-determined rate over a fixed period of time. The securitization trust also issues a subordinate certificate or BIO certificate (referred to as an excess cashflow certificate), and a P certificate. Each month, the P certificate holder is entitled to receive prepayment penalties received from borrowers who payoff their loans early.

     For any monthly distribution, the holder of an excess cashflow certificate receives payments only after all required payments have been made on all the other securities issued by the securitization trust. In addition, before the holder of the excess cashflow certificate receives payments, cash flow from the excess cashflow certificates are applied in a "waterfall" manner as follows:

     o first, to cover any losses on the mortgage loans in the related mortgage loan pool, because the excess cashflow certificates are subordinate in right of payment to all other securities issued by the securitization trust;

     o second, to reimburse the bond insurer, if any, of the related series of pass-through certificates for amounts paid by or otherwise owing to that insurer;

     o third, to build or maintain the overcollateralization provision described below for that securitization trust at the required level by being applied as an accelerated payment of principal to the holders of the pass-through certificates of the related series;

     o fourth, to reimburse holders of the subordinated certificates of the related series of pass-through certificates for unpaid interest and for any losses previously allocated to those certificates; and

     o fifth, to pay "the net rate cap carry over," which relates to the interest on the related pass-through certificates that exceeded the maximum net interest amount available from the mortgage loans underlying the securitization trust.

     Each of our securitizations contains an overcollateralization provision, or O/C, which is a credit enhancement that is designed to protect the securities sold to the securitization pass-through investors from credit losses, which arise principally from defaults on the underlying mortgage loans. In short, overcollateralization occurs when the amount of collateral (i.e., mortgage loans) owned by a securitization trust exceeds the aggregate amount of senior pass-through certificates. The O/C is created to absorb losses that the securitization trust may suffer, as loans are liquidated at a loss. Historically, we built up the O/C typically over the first 18 to 24 months of a securitization (with the specific timing depending upon the structure, amount of excess spread, and performance of the securitization), by utilizing the cash flows from the excess cashflow certificates to make additional payments of principal to the holders of the pass-through certificates until the required O/C level was reached. Beginning in our 2002 securitizations, and in each of our subsequent securitizations, we created the O/C by initially selling pass-through securities totaling approximately 98.5% of the total amount of mortgage loans sold to the trust. In doing so, we created the full amount of the O/C required by the trust at the time we completed the securitization, instead of over time. For example, if a securitization trust contains collateral of $100 million principal amount of mortgage loans, we sell approximately $98.5 million in senior pass-through certificates. Prior to our 2002 securitization transactions, we typically issued pass-through certificates for a par purchase price, or a slight discount to par -- with par representing the aggregate principal balance of the mortgage loans backing the asset-backed securities. For example, if a securitization trust contained collateral of $100 million of mortgage loans, we typically received close to $100 million in proceeds from the sales of these certificates, depending upon the structure we used for the securitization.

     The O/C is generally expressed as a percentage of the initial mortgage loan or collateral principal balance sold to the securitization trust. The required O/C is initially determined by either the rating agencies and/or the bond insurer, if any, using various factors, including:

     o characteristics of the mortgage loans sold to the trust, such as credit scores and loan-to-value ratios;

     o the amount of excess spread between the interest rate on the pool of mortgage loans sold to the securitization trust and the interest paid to the pass-through certificate holders, less the servicing fee, and other related expenses such as trustee fees and bond insurer fees, if any; and

     o the structure of the underlying securitization (e.g., issuing BBB-certificates creates greater credit enhancement in the securitization transaction, which generally results in a lower O/C).

     Our securitizations have typically required an O/C of between 1.05% and 3.0% of the initial mortgage loans sold to the securitization trust. The required O/C can increase or decrease throughout the life of the transaction depending upon subordination levels, delinquency and/or loss tests and is subject to minimums and maximums, as defined by the rating agencies and/or the bond insurer insuring the securitization. In our securitizations prior to 2002, after the O/C requirement was reached, the cash flows from the excess cashflow certificates are then distributed to us if we are the holder of the excess cashflow certificates in accordance with the "waterfall" described above. Over time, if the cash collected during the periods exceeds the amount necessary to maintain the required O/C, all other required distributions have been made, and there is no shortfall in the related required O/C, the excess is paid to us as holder of the excess cashflow certificate.

     Each securitization trust has the benefit of either a financial guaranty insurance policy from a monoline insurance company or a senior-subordinated securitization structure, which helps ensure the timely payment of interest and the ultimate payment of principal of the credit-enhanced investor certificate, or both. This form of securitization is referred to as a "hybrid." In "senior-subordinated" structures, the senior certificate holders are protected from losses by subordinated certificates, which absorb these losses first. In addition to this credit enhancement, the excess cash flows that would otherwise be paid to the holder of the excess cashflow certificate are used when and if it subsequently becomes necessary to obtain or maintain required overcollateralization limits. Overcollateralization is used to absorb losses prior to making a claim on the financial guaranty insurance policy or the subordinated certificates.

     We began utilizing a new securitization structure in 2002, in which we completed a concurrent net interest margin, or NIM, transaction. In a NIM transaction, we sell the excess cashflow certificate and P certificate to a NIM trust, which is also a QSPE. The NIM trust, in turn, issues interest-bearing NIM note(s) and a NIM owner trust certificate. We sell the excess cashflow certificate and P certificate without recourse, except that we provide standard representations and warranties to the NIM trust. One or more investors purchase the NIM note(s) for a cash price and we receive the net proceeds of the sale of the note(s), together with the NIM owner trust certificate in consideration of our selling the excess cashflow certificate and P certificates to the NIM Trust.

     The NIM note(s) entitles the holder to be paid a specified interest rate, and further provides for all cash flows generated by the excess cashflow certificate and P certificate to be used to pay all principal and interest on the NIM note(s) until paid in full. This typically occurs approximately 20 to 25 months from the date the NIM note(s) were issued. The NIM owner trust certificate entitles us to all cash flows generated by the excess cashflow certificate and P certificate after the holder of the NIM note(s) has been paid in full (for all certificates we still own and did not sell). As such, for securitizations structured as sales, we classify the NIM owner trust certificate on our balance sheet as an excess cashflow certificate and value the NIM owner trust certificate using the same assumptions that we utilize in valuing excess cashflow certificates.

     As part of a NIM transaction, we are required by the rating agencies, and the NIM structure itself, to "fully fund" the O/C at closing -- as opposed to having it build up over time as we had in past securitizations -- which is why we sold senior pass-through certificates totaling approximately 1.05% to 2.00% less than the principal amount of mortgage loans we sold to the securitization trust. We use a portion of the net proceeds we receive from selling NIM note(s) to make up for the difference between (1) the principal amount of the mortgage loans sold, and (2) the proceeds from selling the senior pass-through certificates.

     NIM transactions have enabled us to generate positive upfront cash flow when we securitized our mortgage loans -- I.E., the cash proceeds that we receive when the securitization and related NIM transaction close, net of funding the upfront overcollateralization, securitization and NIM costs, exceed our cost to originate the loans included in the transaction. These transactions have yielded cash proceeds in amounts comparable to, and in most cases higher than, whole loan sales.

     In the securitizations and related NIM transactions we completed in 2002 and 2003, the underlying securitization was structured as a sale under SFAS No.
140. In these transactions, we recorded the net cash proceeds generated from the sale of the NIM notes as a component of our net gain on sale of mortgage loans. Under this structure, we also retained, and recorded as a component of our net gain on sale of mortgage loans, a relatively small excess cashflow certificate. We recorded this certificate at its estimated fair value, ranging from 0.0% to 1.0% of the securitized collateral. Conversely, beginning with our first quarter 2004 securitization, which was structured to be accounted for as a secured financing, no gain-on-sale was recorded; rather, the amount of the NIM notes was recorded as a liability on our balance sheet. In short, structuring the underlying securitization as either a sale or a secured financing does not change the overall economics of the transaction. Instead, it changes the timing of income recognition and how it is recorded on our financial statements in accordance with SFAS No. 140. The use of portfolio-based accounting structures will result in differences in our future expected results of operations as compared to historic results.

     SECURITIZATIONS STRUCTURED AS A SALE -- OFF-BALANCE SHEET ARRANGEMENTS. Through the end of 2003, our securitizations were structured to be accounted for as a sale under SFAS No. 140. Accordingly, we recorded gain-on-sale revenue upon the closing of each such securitization. For example, in each of the four securitizations that we issued in 2003, we derived, and recorded as gain-on-sale revenue, the following economic interests:

     o we received a cash purchase price from the sale of the NIM note(s) issued by a NIM trust, to which we sold the excess cashflow certificates;

     o we received a cash purchase price from the sale of interest-only certificates, which entitles the holders to receive payments of interest at a pre-determined rate over a fixed period of time;

     o we received a cash premium from selling the right to service the loans that we securitized. This right entitles the contractual servicer to service the loans on behalf of the securitization trust, and earn a contractual servicing fee, and ancillary servicing fees, including prepayment penalties relating to the servicing rights we previously sold;

     o we retained a NIM owner trust certificate, which entitles us to receive cash flow generated by the excess cashflow certificates and the P certificate issued in connection with the securitization after the holder of the NIM note(s) has been paid in full. Although the cash flows generated by excess cashflow certificates are received over time, under GAAP, we were required to report as income at the time of the securitization the present value of all projected cash flow we expected to receive in the future from these excess cashflow certificates based upon an assumed discount rate. Our valuation of these excess cashflow certificates is primarily based on the factors described below under " -- Summary of Critical Accounting Policies -- Excess Cashflow Certificates."

     While we retained an excess cashflow certificate on our $435 million securitization completed in the quarter ended September 30, 2003 and our $470 million securitization completed in the fourth quarter ended December 31, 2003, we did not record it as an asset and corresponding revenue item due to the securitization structure we used to maximize cash revenues. Historically, in our securitizations, we have sold pass-through certificates with credit ratings from the rating agencies that were rating the securitization transactions ranging from AAA to BBB. In our securitization completed in the third quarter of 2003, we issued a limited principal amount of certificates rated BBB-. This structure reduced the amount of overcollateralization required, compared to a structure without a BBB- certificate, because the BBB- certificate replaces the credit enhancement that would have otherwise been achieved solely through overcollateralization and the corresponding excess cashflow certificate. Had we not sold a BBB- certificate, the same credit enhancement would have been produced through a higher overcollateralization, which would have correspondingly led to a higher valued excess cashflow certificate. The BBB-certificate made possible a lower upfront overcollateralization than if we did not sell a BBB- certificate, which, in turn, resulted in our receiving higher cash proceeds from the securitization, as the senior certificates represent a larger percentage of the aggregate value of the mortgage loans sold -- e.g., a 1.2% O/C results in $98.8 million of certificates being sold against every $100 million of mortgage loans purchased by the securitization trust, whereas a 2.2% O/C results in $97.8 million of certificates being sold against every $100 million of mortgage loans purchased by the securitization trust (rating agencies and the securitization structure require us to sell more mortgage loans (collateral) than the amount of certificates issued). Hence, the lower the upfront overcollateralization, the greater the upfront cash proceeds received. As a result of the cash flow needed to pay the interest on and principal amount of BBB- rated certificates, coupled with less overcollateralization and based upon our gain on sale assumptions, we ascribed no value to the excess cashflow certificate that we retained in the securitizations for those two quarters. However, if the loans underlying these securitization transactions perform better than our expectations, we will recognize excess cash flow from the excess cashflow certificates and record the cash and interest income as received. As with all of our most recent securitization structures, we will not receive excess cash flow, if any, from the excess cashflow certificate until the NIM note is paid off in full.

     At the time we completed the 2003 securitizations, we recognized as revenue each of the economic interests described above, which were recorded as net gain-on-sale of mortgage loans in our consolidated statement of operations.

     For the quarter ended March 31, 2004, we delivered $113.9 million of mortgage loans (representing loans delivered under a pre-funding feature in our fourth quarter 2003 securitization, which was structured to be accounted for as a sale under SFAS No. 140, resulting in a gain-on-sale). In addition, we sold $17.7 million of mortgage loans on a servicing released basis. These transactions accounted for the entire $7.7 million in gain-on-sale revenue for the quarter ended March 31, 2004.

     Our net investment in the pool of loans sold at the date of the securitization represents the amount originally paid to originate the loans, adjusted for the following:

     o any direct loan origination costs incurred (an increase in the investment) and loan origination fees received (a decrease in the investment) in connection with the loans, which are treated as a component of the initial investment in loans;

     o the principal payments received, and the amortization of the net loan fees or costs, during the period we held the loans prior to their securitization; and

     o any gains (a decrease in the investment) or losses (an increase in the investment) we incurred on any hedging instruments that we may have utilized to hedge against the effects of changes in interest rates during the period we hold the loans prior to their securitization (See " -- Hedge Accounting").

     We allocated our basis in the mortgage loans and excess cashflow certificates between the portion of the mortgage loans and excess cashflow certificates sold through securitization and the portion retained (the NIM owner trust certificate in 2002 and 2003) based on the relative fair values of those portions on the date of sale. We may recognize gains or losses attributable to the changes in fair value of the excess cashflow certificates, which are recorded at estimated fair value and accounted for as "trading" securities. Since there is no active market for the excess cashflow certificates, we determine their estimated fair value by discounting the future expected cash flows.

     SECURITIZATION FINANCING. In the first quarter of 2004, we completed our first securitization, which was structured to be accounted for as a secured financing. We intend to utilize this structure in the foreseeable future. This securitization was structured for accounting purposes as a secured financing under SFAS No. 140. This securitization does not meet the qualifying special purpose entity criteria under SFAS No. 140 and related interpretations because, after the loans are securitized, we have the unconditional right to repurchase from the trust up to one percent of the aggregate outstanding principal balance of the mortgage loans at any time subsequent to the securitization closing date. Prior securitization transactions met the criteria under SFAS No. 140 and were accounted for and recognized and recorded as a sale.

     Accordingly, the securitization trust holds mortgage loans as assets (referred to as "securitized loans") and issues debt represented by securitization pass-through certificates. Both the assets and liability (debt) are consolidated for financial reporting purposes. The securitized loans are recorded on our balance sheet as an asset under the line item "mortgage loans held for investment, net" and the corresponding debt is recorded as a liability under the line item "financing on mortgage loans held for investment." On securitizations where we utilize a pre-funding feature, during the pre-funding period, we will record an asset, "proceeds due from securitization trust," which represents the balance of the cash proceeds remaining in the securitization trust that were received in connection with the trust issuing pass-through certificates and a NIM note in excess of the mortgage loans delivered to the securitization trust at closing. Upon delivering the subsequent eligible pool of mortgage loans, the trustee for the securitization trust will release the securitization trust proceeds, which will be used to repay any warehouse financing used to finance the subsequent pool of mortgage loans and to replenish our working capital. Because this structure is a financing, no gain-on-sale revenue is recorded at the time the securitization is closed. Rather, we record interest income from the securitized loans and interest expense from the pass-through certificates issued in connection with the securitization over the life of the securitization. Deferred securitization debt issuance costs are amortized on a level yield basis over the estimated life of the bonds. We also defer on our balance sheet, as a component of mortgage loans held for investment, net, the incremental direct fees and costs to originate the loans, which are amortized on a level yield basis over the estimated life of the related loans using the interest method calculation. In addition, we receive upfront premium reimbursement from our mortgage servicing provider (for the right to service our securitization and earn servicing fees throughout the life of the securitization), which is deferred and amortized as an offset against future servicing costs over the term of the servicing agreement.

     Because we began structuring our securitizations in March 2004 as secured financings, and recording our income over time instead of upfront, we expect there to be significant differences in our results of operations in the current quarter and future quarters, compared to historical results. As such, we do not expect historical results will provide a meaningful comparison to 2004 results. We believe that secured financing accounting treatment, however, more closely matches the recognition of income with the receipt of cash payments on the individual loans.

     Despite carrying the securitized loans and the securitization financing on our financial statements, we are not legally required to make payments to the holders of the asset-backed pass-through securities issued as part of our securitizations. We are similarly not required to do so with respect to our prior securitizations. Rather, the holders of the pass-through certificates only recourse is related to the repayment from the underlying mortgages specifically collateralizing the debt. As with past securitizations, we have potential obligations to the securitization trust for any breach of the standard representations and warranties that we provide in connection with each securitization. The mortgage loans held for investment are not available to satisfy the general creditors of our company.

     WHOLE LOAN SALES. We also sell small pools of loans, on a servicing released basis, at a premium above the unpaid principal balance on the pool of mortgage loans. The premiums we receive from the loan sales are recorded as revenue under net gain on sale of mortgage loans at the time of sale. The average premium, net of reserves, we received for the loans sold in the first quarter of 2004 was 5.0% which compared to 4.6% for the first quarter of 2003.

     OTHER INCOME. In addition to the income and cash flows we earn from securitizations (accounted for as sales and secured financings) and whole loan sales, we also earn income and generate cash flows from:

     o the interest income earned on mortgage loans while we hold the mortgage loans in inventory less the interest expense we pay to our warehouse lenders to fund our loans;

     o  retained excess cashflow certificates;

     o distributions from Delta Funding Residual Exchange Company LLC (the "LLC"), an unaffiliated limited liability company. We have a non-voting membership interest in the LLC, which entitles us to receive 15% of the net cash flows from the LLC through June 2004 and, thereafter, 10% of the net cash flows from the LLC. We have not received our distributions since the second quarter of 2003 due to a dispute with the LLC's President, which has led us to commence a lawsuit to recover all of the amounts due to us (see Note 3 to our audited Consolidated Financial Statements -- "Corporate Restructuring Debt Modification, and Debt Restructuring."); and

     o miscellaneous interest income, including prepayment penalties received on some of the loans we sold in connection with our securitizations prior to 2002.

SUMMARY OF CRITICAL ACCOUNTING POLICIES

     EXCESS CASHFLOW CERTIFICATES. Our excess cashflow certificates primarily consist of the right to receive the future excess cash flows from pools of securitized mortgage loans in securitizations structured as sales, as we did prior to our first quarter 2004 securitization. These future excess cash flows generally consist of:

     o the positive difference between the interest paid on the underlying mortgage loans and the interest paid on the pass-through certificates sold to investors in the securitization which, when we sell net interest margin ("NIM") notes -- in a transaction occurring simultaneously with the underlying securitization -- is only received after the NIM notes are paid in full;

     o in most of our securitizations, prepayment penalties received from borrowers who pay off their loans generally within the first few years of the notes' terms (which, when we sell NIM notes, is only received after the NIM notes are paid in full); and

     o additional mortgage loans pledged as collateral in excess of the principal amount of certificates issued and outstanding; the "overcollateralization", or "O/C", is designed to provide additional assurance that the securities sold in the securitization will be paid according to their terms (and which we describe in greater detail under " -- Securitizations").

     The excess cash flows we receive are highly dependent upon the interest rate environment, because "basis risk" exists between the securitization trust's assets and liabilities. For example, in each of the securitizations that we issued in 2002 and 2003, the interest cost of the pass-through certificates sold to investors is indexed against the one-month LIBOR. As a result, the interest rate received by the pass-through certificate holders from the securitization trust each month may adjust upwards or downwards as the one-month LIBOR changes (liability) -- while the majority of the underlying mortgage loans in the securitization trust are fixed-rate loans, and even those that are not fixed-rate loans have a fixed-rate for at least two to three years (asset). As a result, as rates rise and fall, the amount of our excess cash flows will fall and rise, respectively, which in turn will increase or decrease the value of our excess cashflow certificates. Although we are not currently acquiring new excess cashflow certificates, we retain those that we acquired before we began to structure our securitizations to be accounted for as secured financings in 2004.

     In each of our securitizations in which we sold NIM note(s), we purchased an interest rate cap, which helps mitigate the basis risk for the approximate time that the NIM notes are anticipated to be outstanding.

     The accounting estimates we use to value excess cashflow certificates are a "critical accounting estimate" because they can materially affect our net income. The valuation of our excess cashflow certificates requires us to forecast interest rates, mortgage principal payments, prepayments and loan loss assumptions, each of which is highly uncertain and requires a high degree of judgment. The rate used to discount the projected cash flows is also critical in the valuation of our excess cashflow certificates. Management uses internal, historical mortgage loan performance data and published forward LIBOR curves to value future expected excess cash flows. We believe that the value of our excess cashflow certificates is fair, but can provide no assurance that future prepayment and loss experience, changes in LIBOR or changes in their required market discount rate will not require write-downs of our excess cashflow certificate assets. We have written-down the value of our excess cashflow certificates in the past. Write-downs would reduce our income in future periods.

     We classify excess cashflow certificates that we receive upon the securitization of a pool of loans as "trading securities." The amount initially allocated to the excess cashflow certificates at the date of a securitization reflected their fair value. The amount recorded for the excess cashflow certificates is reduced for distributions which we receive as the holder of these excess cashflow certificates, and is adjusted for subsequent changes in the fair value of the excess cashflow certificates we hold.

     At the time each securitization transaction structured and accounted for as a sale closed, we determined the present value of the related excess cashflow certificates (which, in the securitizations we issued in 2002 and 2003, included NIM owner trust certificates, and the underlying BIO certificates and P certificates), using assumptions we made regarding the underlying mortgage loans. The excess cashflow certificate was then recorded on our consolidated financial statements at an estimated fair value. Our estimates primarily include the following:

     o future rate of prepayment of the mortgage loans -- the expected amount of prepayments if the underlying borrowers pay off their mortgage loans prior to the expected maturity;

     o credit losses on the mortgage loans -- our estimate of the amount of expected losses or defaults that will take place on the underlying mortgage loans over the life of the mortgage loans because the excess cashflow certificates are subordinated to all other securities issued by the securitization trust. Consequently, any losses sustained on mortgage loans comprising a particular securitization trust are first absorbed by the excess cashflow certificates;

     o the LIBOR forward curve (using current LIBOR as the floor rate) -- our estimate of future interest rates, which affects both the rate paid to the floating rate pass-through security investors (primarily the one-month LIBOR index) and the adjustable rate mortgage loans sold to the securitization trust (which typically provide for a fixed rate of interest for the first 24 or 36 months and a six-month variable rate of interest thereafter using the six-month LIBOR index); and

     o  a discount rate used to calculate present value.

     The value of each excess cashflow certificate represents the cash flow we expect to receive in the future from the certificate based upon our best estimates. We monitor the performance of the loans underlying each excess cashflow certificate, and any changes in our estimates (and any resulting changes in value of the excess cashflow certificates) are reflected in the line item called "excess cashflow certificate income" in the quarter in which we make the change in our estimate. Although we believe that the assumptions we use are reasonable, there can be no assurance as to the accuracy of the assumptions or estimates.

     In determining the fair value of each of the excess cashflow certificates, we make the following underlying assumptions regarding mortgage loan prepayments, mortgage loan default rates, the LIBOR forward curve and discount rates:

     A. PREPAYMENTS. We base our prepayment rate assumptions on our ongoing analysis of the performance of the mortgage pools we previously securitized, and the performance of similar pools of mortgage loans securitized by others in the industry. We apply different prepayment speed assumptions to different loan product types because it has been our experience that different loan product types exhibit different prepayment patterns. Generally, our loans can be grouped into two loan products -- fixed-rate loans and adjustable-rate loans. With fixed-rate loans, an underlying borrower's interest rate remains fixed throughout the life of the loan. Our adjustable-rate loans are a "hybrid" between fixed- and adjustable-rate loans, in that the interest rate generally remains fixed, typically for the first two or three years of the loan, and then adjusts, typically every six months thereafter. Within each product type, factors other than interest rates can affect our prepayment rate assumptions. These factors include:

         o whether or not a loan contains a prepayment penalty, which is the amount a borrower must pay to a lender if the borrower prepays the loan within a certain time after the loan was originated. Loans containing a prepayment penalty typically are not repaid as quickly as those without a penalty; and

         o as is customary in our industry with adjustable-rate mortgage loans, the introductory interest rate we charge to the borrower is lower, between one and two full percentage points, than the rate for which the borrower would have otherwise qualified. Generally, once the interest rate begins to adjust, the interest rate payable on that loan increases, at times fairly substantially. This interest rate increase can be exacerbated if there is an absolute increase in interest rates. As a result of these increases and the potential for future increases, adjustable rate mortgage loans typically are more susceptible to early prepayments.

         There are several reasons why a loan may prepay prior to its maturity, including but not limited to:

         o    a decrease in interest rates;

         o improvement in the borrower's credit profile, which may allow the borrower to qualify for a loan with a lower interest rate;

         o competition in the mortgage market, which may result in lower interest rates being offered to the borrower;

         o    the borrower's sale of the home securing the mortgage;

         o    the borrower's need for additional funds; and

         o    a default by the borrower, resulting in foreclosure by the lender.

         It is unusual for a borrower to prepay a mortgage loan during the first few months because:

         o it typically takes at least several months after the mortgage loans are originated for any of the above events to occur;

         o    there are costs involved with refinancing a loan; and

         o    the borrower does not want to incur prepayment penalties.

     We have found that the rate at which borrowers prepay their loans tends to fluctuate. In general, prepayment speeds are lowest in the first month after origination, as described above. Thereafter, prepayment speeds generally increase until a peak speed is reached. Generally, loans will continue to prepay at that peak speed for some period of time, and then prepayment speeds typically begin to decline. We use prepayment assumptions that reflect these tendencies. The following table shows our current assumptions regarding the percentage of loans that will be prepaid during the first month following the closing of a loan, and the peak speed. These assumptions have not changed since September 2001.

                   LOAN TYPE             MONTH ONE        PEAK SPEED
                   ---------             ---------        ----------
                   Fixed Rate              4.00%            30.00%
                   Adjustable Rate         4.00%            75.00%

     If mortgage loans prepay faster than anticipated, we will earn less income in connection with the mortgage loans and receive less excess cash flow in the future because the mortgage loans have paid off. Conversely, if mortgage loans prepay at a slower rate than anticipated, we earn more income and more excess cash flow in the future, subject to the other factors that can affect the cash flow from, and our valuation of, the excess cashflow certificates.

     B. DEFAULT RATE. At December 31, 2003 and 2002, on each newly issued securitization, we apply a default reserve for both fixed- and adjustable-rate loans sold to the securitization trusts totaling 5.00% of the amount initially securitized. We apply a default or loss rate to the excess cashflow certificate because it is the "first-loss" piece and is subordinated in right of payment to all other securities issued by the securitization trust. If defaults are higher than we anticipate, we will receive less income and less excess cash flow than expected in the future. Conversely, if defaults are lower than we expected, we will receive more income and more excess cash flow than expected in the future, subject to the other factors that can affect the cash flow from, and our valuation of, the excess cashflow certificates.

     C. LIBOR FORWARD CURVE. The LIBOR forward curve is used to project future interest rates, which affects both the rate paid to the floating rate pass-through security investors (primarily one-month LIBOR) and the adjustable rate mortgage loans sold to the securitization trust (a fixed rate of interest for either the first 24 or 36 months and a variable rate of interest thereafter using six-month LIBOR). Most of our loans are fixed-rate mortgages, and a significant amount of the securities sold by the securitization trust are floating-rate securities (the interest rate adjusts based upon an index, such as one-month LIBOR). As such, our excess cashflow certificates are subject to significant basis risk and a change in LIBOR will impact our excess spread. If LIBOR is lower than anticipated, we will receive more income and more excess cash flow than expected in the future, subject to the other factors that can affect the cash flow from, and our valuation of, the excess cashflow certificates. Conversely, if LIBOR is higher than expected, we will receive less income and less excess cash flow than expected in the future. In each of our securitizations in which we sold NIM note(s), we purchased an interest rate cap, which helps mitigate the basis risk for the approximate time that the NIM notes are outstanding.

     D. DISCOUNT RATE. We use a discount rate that we believe reflects the risks associated with our excess cashflow certificates. Because quoted market prices on comparable excess cashflow certificates are not available, we compare our valuation assumptions and performance experience to our competitors in the non-conforming mortgage industry. Our discount rate takes into account the asset quality and the performance of our securitized mortgage loans compared to that of the industry and other characteristics of our securitized loans. We quantify the risks associated with our excess cashflow certificates by comparing the asset quality and payment and loss performance experience of the underlying securitized mortgage pools to comparable industry performance. The discount rate we use to determine the present value of the cash flow from excess cashflow certificates reflects increased uncertainty surrounding current and future market conditions, including, without limitation, uncertainty concerning inflation, recession, home prices, interest rates and conditions in the equity markets.

     We utilized a discount rate of 15% at March 31, 2004 and 2003, and at December 31, 2003 and 2002, on all excess cashflow certificates.

     Prior to the quarter ended September 30, 2001, we used an 18% discount rate on a NIM transaction we consummated in November 2000. We increased the discount rate on these excess cashflow certificates during the period that the senior NIM securities remained outstanding to account for the potentially higher risk associated with the residual cash flows expected to be received by the holder of the certificated interest in the NIM trust, which was subordinated to the multiple senior securities sold in the NIM transaction. As part of our August 2001 exchange offer, all of the excess cashflow certificates that were subject to the November 2000 NIM transaction were transferred to the LLC in the exchange offer described under "Business -- Corporate Restructuring, Debt Modification and Debt Restructuring." We did not increase the discount rate on the excess cashflow certificates from our latest securitizations, despite issuing NIM securities, because the NIM securities in the most recent transactions were:

     o issued from a single securitization, as compared to the November 2000 NIM transaction, which was backed by a combination of six securitizations issued between September 1997 and March 1999 resulting in more volatility or variability in determining the timing of cash flow to be received by the NIM; and

     o issued from a new securitization, as compared to the November 2000 NIM transaction, which was backed by several seasoned securitization trusts. The predictability in determining the timing of cash flow for the first two years on a newly issued securitization is typically higher than securitizations that have been outstanding for a greater period of time because defaults or losses to the trust within the first few years of issuance are typically lower and more predictable compared to a more seasoned securitization that has been outstanding for a longer period of time. Additionally, prepayment speeds are more predictable compared to more seasoned transactions, which is aided by the presence of prepayment penalties, which typically expire within the first few years after a mortgage loan is originated. Therefore, there is a higher probability in determining the timing of cash flows to the NIM investor on a new issuance securitization as compared to a seasoned transaction.

     At March 2001, we sold five of our excess cashflow certificates with a carrying value of $40.4 million at a discount for a cash purchase price of $15.0 million. As a result, we recorded a loss on the transaction of $25.4 million.

     At September 30, 2001, we recorded a charge to impairment of excess cashflow certificates to reflect a valuation adjustment to our excess cashflow certificates totaling $19.7 million. Our change in assumptions at September 30, 2001, primarily reflected recent unforeseen market events relating to the terrorist attacks on September 11, 2001, that further accelerated an economic downturn in the U.S. economy, and which, together with the hostilities in Afghanistan and related uncertainties, we believed may have had a significant adverse impact on the economy for the foreseeable future.

     At March 31, 2002, we recorded a $2.1 million charge to impairment of excess cashflow certificates to reflect a valuation adjustment to our excess cashflow certificates. The charge related to the timing of excess cash flows that are to be received by our excess cashflow certificates after the release or "stepdown" of the overcollateralization account.

     In August 2003, we sold three of our excess cashflow certificates, which had a $10.0 million carrying value in the aggregate, for $10.2 million in cash. We recorded the gain earned from the sale in gain (loss) of excess cashflow certificates.

     The following table summarizes the excess cashflow activity for the years ended December 31, and the first quarter of 2004 as follows:

(DOLLARS IN THOUSANDS)                                    2001          2002        2003       Q1 2004
                                                        ---------     -------     -------      -------
Balance, beginning of year ..........................   $ 216,907     $16,765     $24,565      $19,853
                                                        =========     =======     =======      =======
New excess cashflow certificates ....................      11,081      10,499       6,941           --
Net accretion/(amortization) of excess
  cashflow certificates .............................       1,945        (614)     (1,653)        (364)
                                                        ---------     -------     -------      -------
Fair value adjustments ..............................   $ (19,676)    $(2,085)    $    --      $    --
                                                        =========     =======     =======      =======

Sales ...............................................     (40,402)         --     (10,000)          --
Exchange offer(1) ...................................   $(153,090)    $    --     $    --      $    --
Balance, end of year ................................   $  16,765     $24,565     $19,853      $19,489


-------------
(1) This exchange offer was consummated on August 29, 2001. In this transaction, holders of approximately $138.1 million (of $148.2 million) in principal amount of our senior secured notes and $1.1 million (of $1.8 million) in principal amount of our senior notes exchanged their notes for commensurate interests in voting membership interests in the LLC, a newly-formed limited liability company (unaffiliated with us), to which we transferred all of the mortgage-related securities previously securing the senior secured notes (primarily comprised of excess cashflow certificates).

     Our valuation of retained excess cashflow certificates is highly dependent upon the reasonableness of our assumptions and the predictiveness of the relationships that drive the results of our valuation model. The assumptions we utilize, described above, are complex, as we must make judgment calls about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more complex.

     In volatile markets, like those we have experienced over the past several years, there is increased risk that our actual results may vary significantly from our assumed results. The longer the time period over which the uncertainty will exist, the greater the potential volatility for our valuation assumptions and the fair value of our excess cashflow certificates.

     For example, assumptions regarding prepayment speeds, defaults and LIBOR rates are used in estimating fair values of our excess cashflow certificates. If loans prepay faster than estimated, or loan loss levels are higher than anticipated, or LIBOR is higher than anticipated, we may be required to write down the value of these certificates. While we believe that our assumptions are reasonable estimates using our historical loan performance and the performance of similar mortgage pools from other lenders -- in addition to accessing other public information about market factors such as interest rates, inflation, recession, unemployment and real estate market values, among other things. However, these are just estimates and it is virtually impossible to predict the actual level of prepayments and losses, which are also driven by consumer behavior.

     ACCOUNTING FOR HEDGING ACTIVITIES. We periodically issue securitization pass-through certificates, backed by fixed- and variable-rate mortgage loans. As a result of this activity, we are exposed to interest rate risk beginning when our mortgage loans close and are recorded as assets, until permanent financing is arranged, such as when the pass-through certificates are issued. Our strategy is to use interest rate swap contracts in an effort to lock in a pre-determined base interest rate on designated portions of our prospective future securitization financing. At times, we also use "corridors" (corresponding purchases and sales of interest rate caps) that are designed to limit our financing costs within the securitization to maintain minimum margins, with the possibility of allowing for us to increase margins in lower than anticipated interest rate environments. Both the interest rate swaps and corridors are derivative instruments that trade in liquid markets, and neither is used for speculative purposes.

     In accordance with SFAS No. 133, we record all derivatives on our balance sheet at fair value. For derivative financial instruments not designated as hedging instruments, gains or losses, whether realized or unrealized, are recognized in current period earnings. When used as hedges, however, hedge accounting is permitted, only if we document the hedging relationship and its effectiveness at the time we designate the derivative as a hedge instrument. If we meet those requirements under SFAS No. 133, we may account for the hedged instrument as a cash flow hedge.

     Cash flow hedge accounting is appropriate for hedges of uncertain cash flows associated with future periods -- whether as a consequence of interest to be received or paid on existing variable rate assets or liabilities or in connection with intended purchases or sales.

     Under cash flow hedge accounting treatment, derivative results are divided into the "effective" portion and the "ineffective" portion. The ineffective component of the hedge result is reported in current earnings as a gain or loss on derivative instruments, while the effective portion is initially recorded in Other Comprehensive Income, or OCI, and later recognized through earnings in the same time frame in which the forecasted cash flow affects earnings.

     To qualify for cash flow accounting treatment:

     o hedges must be documented, with the objective and strategy stated, along with an explicit description of the methodology used to assess hedge effectiveness and measure hedge effectiveness;

     o dates or periods for the expected forecasted events and the nature of the exposure involved, including quantitative measures of the size of the exposure, must be explicitly documented;

     o hedges must be expected to be "highly effective," both at the inception of the hedge and on an ongoing basis. Effectiveness measures must relate the gains or losses of the derivative to changes in the cash flow associated with the hedged item;

     o  forecasted transactions must be probable; and

     o forecasted transactions must be made with different counterparties than the reporting entity.

     If and when hedge accounting is discontinued, typically when it is determined that the hedge no longer qualifies as being sufficiently effective, the derivative will continue to be recorded on the balance sheet at its fair value, with gains or losses being recorded in earnings.

     ACCOUNTING FOR INCOME TAXES. Significant management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax asset. At March 31, 2004, we did not maintain a valuation allowance against our deferred tax assets due to management's belief that our operating income will more likely than not be sufficient to realize the benefit of these assets over time. The evaluation of the need for a valuation allowance takes into consideration our recent earnings history, current tax position and estimates of taxable income in the near term.

     Significant judgment is required in considering the relative impact of negative and positive evidence related to the ability to realize deferred tax assets. If our actual results differ from these estimates, we may be required to record a valuation allowance on our deferred tax assets, which could harm our consolidated financial condition and results of operations. We recognize all of our deferred tax assets if we believe, on a more likely than not basis, that all of the benefits of the carryforward losses and other deferred tax assets will be realized. Management believes that, based on the currently available evidence, it is more likely than not that we will realize the benefit from our deferred tax assets.

     ALLOWANCE FOR LOAN LOSSES ON MORTGAGE LOANS HELD FOR INVESTMENT. In connection with our first quarter 2004 securitization, which we structured to be accounted for as a secured financing with the underlying mortgage loans held for investment, we established an allowance for loan losses based on an estimate of losses to be incurred in the foreseeable future. We will charge off uncollectible loans at the time they are deemed not probable of collection.

     In order to estimate an appropriate allowance for losses on loans held for investment, we estimate losses using detailed analysis of historical loan performance data. This data is analyzed for loss performance and prepayment performance by product type, origination year and securitization issuance. The results of that analysis are then applied to the current long-term mortgage portfolio held for investment and an estimate is created. In accordance with SFAS No. 5, we believe that pooling of mortgages with similar characteristics is an appropriate methodology in which to evaluate the amount of the allowance for loan losses. A provision for losses is charged to our consolidated statement of operations. Losses incurred are written-off against the allowance.

     While we will continually evaluate the adequacy of this allowance, we recognize that there are qualitative factors that must be taken into consideration when evaluating and measuring potential expected losses on mortgage loans. These items include, but are not limited to, current performance of the loans, economic indicators that may affect the borrower's ability to pay, changes in the market value of the collateral, political factors and the general economic environment. As these estimates are influenced by factors outside of our control and as uncertainty is inherent in these estimates, it is reasonably possible that they could change. In particular, if conditions were such that we were required to increase the provision for losses, any increase in the provision for losses may negatively impact our results of operations.

DEFERRED TAX ASSET

     At March 31, 2004, we carried a deferred tax asset of $35.4 million on our consolidated financial statements. This asset is based upon our assumed 39% effective tax rate. Our deferred tax asset consists primarily of NOLs, net of tax impact, totaling $22.1 million, and the excess of the tax basis over book basis on our excess cashflow certificates and differences in the book and tax treatment on our new financing securitization structure, net of tax, of $11.6 million. Our NOLs expire primarily in 2021.

     At September 30, 2003, we reversed a valuation allowance that we had established in 2000 against our deferred tax asset. As of December 31, 2002, we had a gross deferred tax asset of $48.0 million, a gross deferred tax liability of $0.1 million and a valuation allowance of $42.3 million. Management and the Audit Committee of the Board of Directors believed that the reversal was appropriate principally because of our eight consecutive quarters of profitability and positive cash flow, together with the planned retirement of all of our long-term unsecured debt. We have recorded minimal taxes in our results of operations over the prior seven quarters -- from the fourth quarter of 2001 through the second quarter of 2003 -- as a result of the valuation allowance against our deferred tax asset, which was primarily generated by NOLs in 2000 and 2001.

     The reversal of the valuation allowance has two significant effects, as follows:

     o first, we have recorded additional income equal to the amount of the valuation allowance reversal in the third quarter (which was partially offset by a change in our effective tax rate) reflected in our statement of income in the line item income tax benefit; and

     o second, going forward, our financial statements will reflect an effective income tax rate of 39%, even though we expect to continue to pay only minimal cash taxes (either alternative minimum tax or excess inclusion income tax, as well as minimal state taxes) until our net operating losses are fully utilized.

     Our deferred tax asset of $31.2 million consists primarily of (1) NOLs, net of tax, totaling $27.0 million, which can be used to offset the tax liability generated from approximately $69.2 million of pre-tax income (the NOLs principally expire in 2021), and (2) the excess of the tax basis over book basis on our excess cashflow certificates, net of tax, of $2.3 million.

NON-GAAP PRESENTATION

     In 2001, 2002 and the first two quarters of 2003 (prior to our reversal of the deferred tax asset valuation allowance), our financial statements included only a minimal tax provision. Because the foregoing effects of the reversal of the deferred tax asset valuation allowance may make it difficult for investors to make a meaningful period-over-period comparison of 2001, 2002 and 2003, we have provided a non-GAAP presentation in addition to our GAAP results to assist investors. This Non-GAAP presentation excludes (a) income produced by the reversal of the valuation allowance in the third quarter of 2003, (b) an income tax benefit in the third quarter of 2002, and (c) expense related to a change in our effective tax rate recorded in the third quarter of 2003. By doing so, we aim to provide investors with the ability to make period-over-period comparisons of 2001, 2002 and 2003 based upon our previously reported results of operations, which, in effect, approximates our pre-tax earnings and is reflected as "Non-GAAP net income" and "Non-GAAP EPS."

               NON-GAAP EARNINGS RECONCILIATION TABLE (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER DILUTED EPS)

                                                                TWELVE MONTHS ENDED DECEMBER 31,
                                                             -------------------------------------
                                                              2001           2002          2003
                                                             --------       -------       -------
         Net income (loss), as reported ..................   $(99,790)      $17,637       $67,406
                                                             ========       =======       =======
         (Less)add: income tax (benefit)/expense .........      2,876        (1,769)      (25,354)
         Less: AMT/Excess Inclusion Income Tax ...........     (2,876)         (431)         (711)
                                                             --------       -------       -------
         Non-GAAP net income (loss) ......................   $(99,790)      $15,437       $41,341
                                                             ========       =======       =======
         Diluted EPS:
         Net income per diluted share, as reported .......   $  (6.28)      $  1.04       $  3.59
         Non-GAAP EPS ....................................   $  (6.28)      $  0.91       $  2.17

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2004, COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2003

     GENERAL

     Our net loss for the three months ended March 31, 2004 was $5.9 million, or $0.35 per share basic and diluted, compared to net income of $6.7 million, or $0.42 per share basic and $0.36 per share diluted, for the three months ended March 31, 2003. The loss resulted from our first quarter 2004 securitization that was structured to be accounted for as a secured financing, instead of a sale; consequently, we did not record any gain-on-sale revenue in connection with this securitization and will instead record interest income from the securitized loans and interest expense from the pass-through certificates issued in connection with the securitization over the life of the securitization. Conversely, our first quarter 2003 securitization was structured as a sale under SFAS No. 140, requiring us to record an upfront gain-on-sale equal to the present value of the estimated cash flows we expected to receive over the life of the securitization.

     REVENUES

     Total revenues decreased $6.6 million, to $15.2 million for the three months ended March 31, 2004, from $21.8 million for the comparable period in 2003. The decrease in revenue was primarily the result of us changing our securitization structure in the first quarter 2004, and consequently, our accounting for securitizations of our mortgage loans to secured financing accounting, where revenue is recognized as interest income is received over the life of the loans, from gain-on-sale accounting, where revenue is recorded upfront at time of sale in accordance with SFAS No. 140.

     We originated $504.0 million of mortgage loans for the three months ended March 31, 2004, representing a 56% increase from $323.4 million of mortgage loans originated for the comparable period in 2003. We securitized and sold

$546.7 million of loans during the three months ended March 31, 2004, compared to $273.2 million of loans during the same period in 2003.

     NET GAIN ON SALE OF MORTGAGE LOANS. Net gain on sale of mortgage loans is represented by the following:

     (1) the sum of:

         (a) the cash purchase price we receive in connection with selling one or more of the following securities in connection with our securitization(s) structured to be accounted for as sales for a particular period: (i) a NIM note, net of overcollateralization amount and interest rate cap and/or (ii) an interest-only certificate;

         (b) the fair value of the non-cash excess cashflow certificates we retain in a securitization structured to be accounted for as a sale for each period;

         (c) the premium received from selling mortgage servicing rights in connection with each securitization structured to be accounted for as a sale; and

         (d) the premium received from selling whole loans on a servicing-released basis,

     (2) less the (a) costs associated with securitizations structured to be accounted for as sales, (b) any hedge loss (gain) associated with a particular securitization accounted for as a sale, (c) any loss associated with loans sold at a discount, and (d) deferred origination costs or fees associated with mortgage loans sold.

                                                                           THREE MONTHS
                                                                          ENDED MARCH 31,
                                                                     ------------------------
                                                                        2003           2004
                                                                     ---------      ---------
NET GAIN ON SALE OF MORTGAGE LOANS                                     (DOLLARS IN THOUSANDS)
Loans Sold ........................................................   $273,220      $131,578
                                                                      ========      ========
NIM Proceeds, Net .................................................     13,781         4,712
Interest Only Certificate Proceeds ................................      1,172         1,293
Excess Cashflow Certificate (owner trust certificates)(1) .........         --         2,610
Mortgage Servicing Rights .........................................      1,686           661
Gain on whole loan sales ..........................................        565           900
Net loan origination fees .........................................        732           658
Less: Securitization transaction costs ............................     (1,649)         (484)
      Net gain on sale recorded ...................................   $ 18,897       $ 7,740
                                                                      --------      --------
  Net gain on sale recorded (as a percent of loans sold) ..........        6.9%          5.9%
                                                                      ========      ========

-------------------
(1) We did not record any excess cash flow certificates in the first quarter 2004. (See "--Summary of Critical Accounting Policies -- Excess Cashflow Certificates").

     Net gain on sale of mortgage loans decreased $11.2 million, or 59%, to $7.7 million for the three months ended March 31, 2004, from $18.9 million for the comparable period in 2003. This decrease was directly related to us completing a securitization in the first quarter of 2004 that was structured to be accounted for as a secured financing. This structure recognizes the related revenue as interest income over the life of the loans instead of recording virtually all of the income upfront as a gain on sale as our 2003 and prior structures required under SFAS No. 140. In the first quarter of 2004, we delivered $113.9 million of mortgage loans in connection with our fourth quarter 2003 securitization (which was structured to be accounted for as a sale), under a pre-funding feature. In addition, in the first quarter of 2004, we sold $17.7 million of mortgage loans on a servicing-released basis, compared to $261.0 million of mortgage loans securitized and $12.2 million of mortgage loans sold on a servicing-released basis during the same period in 2003.

     The weighted average net gain on sale ratio for the three months ended March 31, 2004 (representing the mortgage loans we delivered under the pre-funding feature of our fourth quarter 2003 securitization and whole loan sales), and for the comparable period in 2003, was 5.9% and 6.9%, respectively. The weighted-average net gain on sale ratio is calculated by dividing the net gain on sale by the total amount of loans securitized and sold.

     INTEREST INCOME. Interest income primarily represents the sum of:

     (1) the gross interest we earn on mortgage loans held in inventory;

     (2) the gross interest we earn on mortgage loans held for investment;

     (3) securitization accrued bond interest (income received from the securitization trust for fixed-rate pass-through certificates at the time securitization settlement);

     (4) cash interest earned on bank accounts;

     (5) miscellaneous interest income including prepayment penalties received on certain of our securitizations prior to 2002; and

     (6) amortized deferred costs and fees recognized on a level yield basis.

     The following table is a summary of interest income:

                                                    THREE MONTHS ENDED MARCH 31,
                                                    ---------------------------
(DOLLARS IN THOUSANDS)                                 2003           2004
                                                     --------       --------
Interest on mortgage loans held in inventory .......  $1,801         $3,644
Interest on mortgage loans held for investment .....      --          2,374
Securitization bond interest .......................     157            549
Miscellaneous interest income ......................     156            272
                                                      ------         ------
Total interest income ..............................  $2,114         $6,839
                                                      ======         ======

     Interest income increased $4.7 million, or 224%, to $6.8 million for the three months ended March 31, 2004, from $2.1 million for the comparable period in 2003. The increase is primarily due to (1) the recording of interest on our loans held for investment and (2) a higher average loan balance on the loans we originated and held in inventory during the three months ended March 31, 2004 compared to the same period in 2003.

     EXCESS CASHFLOW CERTIFICATE INCOME. Excess cashflow certificate income primarily represents the sum of:

     (1) the cash we receive from our excess cashflow certificates; and

     (2) the fair market value change to our excess cashflow certificates.

     The following table is a summary of excess cashflow certificate income:

                                                    THREE MONTHS ENDED MARCH 31,
                                                    ---------------------------
(DOLLARS IN THOUSANDS)                                 2003           2004
                                                     --------       --------
Cash receipts .....................................   $1,896          $921
Changes in fair value (accretion/amortization) ....   (1,200)         (364)
                                                      ------          ----
Total excess cashflow certificate income ..........   $  696          $557
                                                      ======          ====

     Excess cashflow certificate income decreased $0.1 million, to $0.6 million for the quarter ended March 31, 2004, from $0.7 million for the quarter ended March 31, 2003.

     OTHER INCOME. Other income represents the sum of (1) distributions from the LLC, and (2) any other miscellaneous income.

     Other income decreased approximately $102,000, to $23,000 for the quarter ended March 31, 2004, from $125,000 for the quarter ended March 31, 2003. The decrease was primarily the result of our not receiving any income from the LLC in the quarter ending March 31, 2004. We have a non-voting membership interest in the LLC, which entitles us to receive 15% of the net cash flows from the LLC through June 2004 and, thereafter, 10% of the net cash flows from the LLC. We have not received our distributions since the second quarter of 2003 due to a dispute with the LLC's President, which has led us to commence a lawsuit to recover all of the amounts due to us.

     EXPENSES

     Total expenses increased by $9.9 million, or 66%, to $24.8 million for the three months ended March 31, 2004, from $14.9 million for the comparable period in 2003. This increase is primarily due to a loss we recorded on derivative instruments that was incurred in connection with our first quarter 2004 securitization, and higher payroll and related costs required to support the increase in our mortgage loan production.

     PAYROLL AND RELATED COSTS. Payroll and related costs include salaries, benefits and payroll taxes for all non-production related employees and non-deferrable production related employees cost.

     Payroll and related costs increased by $3.2 million, or 38%, to $11.6 million for the three months ended March 31, 2004, from $8.4 million for the comparable period in 2003. The increase was primarily the result of higher compensation and related payroll cost associated with an increase in our staff. As of March 31, 2004, we employed 913 full- and part-time employees, compared to 717 full- and part-time employees as of March 31, 2003.

     INTEREST EXPENSE. Interest expense includes the borrowing cost under our warehouse credit facilities to finance loan originations, financing on mortgage loans held for investment, equipment financing and the senior notes.

     The following table presents the components of interest expense:


                                                    THREE MONTHS ENDED MARCH 31,
                                                    ---------------------------
(DOLLARS IN THOUSANDS)                                 2003           2004
                                                     --------       --------
Interest on credit facilities ....................    $  748         $1,480
Interest on financing on mortgage
  loans held for investment ......................        --            357
Interest on other borrowings .....................        74             71
Interest on senior notes(1) ......................       257             --
                                                      ------         ------
Total interest expense ...........................    $1,079         $1,908
                                                      ======         ======


------------------
(1) On October 30, 2003, we redeemed, at par, all of our outstanding 9.5% senior notes due August 2004.

     Interest expense increased by $0.8 million, or 73%, to $1.9 million for the three months ended March 31, 2004 from $1.1 million for the comparable period in 2003. The increase was primarily due to an increase in loans originated and financed during the period in our warehouse facilities, compared to the same period in 2003, partially offset by lower warehouse financing costs due to lower borrowing costs. The average one-month LIBOR rate, which is the benchmark index used to determine our cost of borrowed funds, decreased on average to 1.1% for the first quarter 2004, compared to an average of 1.3% for the first quarter 2003.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist primarily of office rent, insurance, telephone, depreciation, legal reserves and fees, license fees, accounting fees, travel and entertainment expenses, advertising and promotional expenses.

     General and administrative expenses increased $0.8 million, or 15%, to $6.2 million for the quarter ended March 31, 2004, from $5.4 million for the quarter ended March 31, 2003. The increase was primarily due to an increase in expenses associated with higher loan production and ongoing expansion of our wholesale and retail divisions. This was partially offset by lower depreciation expenses resulting from fully depreciated assets.

     PROVISION FOR LOAN LOSSES AND RECOURSE LOANS. Provision for loan losses on both securitized and recourse mortgage loans is recorded to maintain the allowance for loan loss at an appropriate level for currently existing probable losses of principal, interest and servicing-related fees.

     Provision for loan losses increased approximately $300,000, to $400,000 for the quarter ended March 31, 2004, from $100,000 for the quarter ended March 31,2003. The increase is primarily due to us recording a provision for losses on mortgage loans held for investment of approximately $400,000 for the three months ended March 31, 2004. We did not have a loan loss provision for mortgage loans held for investment for the comparable period in 2003, as we did not hold loans for investment at that time.

     LOSS ON DERIVATIVE INSTRUMENTS. Loss on derivative instruments represents the realized loss on the interest rate swaps used to effectively lock in a pre-determined interest rate on designated portions of our prospective future securitization financing and any fair value changes to our interest rate caps we use to protect the variable rate financing.

     During the quarter ended March 31, 2004, we recorded loss on derivative instruments totaling $4.7 million. The loss comprised of (1) $4.5 million relating to the realized loss on interest rate swaps used to hedge approximately $415 million of mortgage loans held in inventory that were financed through the March 2004 securitization; and (2) $0.2 million for the fair value changes on our interest rate caps.

     INCOME TAXES. Deferred tax assets and liabilities are recognized based upon the income reported in the financial statements regardless of when such taxes are paid. These deferred taxes are measured by applying current enacted tax rates.

     We recorded an income tax benefit of $3.7 million for the period ended March 31, 2004 due to the pretax loss recorded based on an effective tax rate of approximately 39%.

     We recorded a tax provision of approximately $300,000 for the period ended March 31, 2003. The tax provision primarily related to excess inclusion income generated by our excess cashflow certificates.

YEAR ENDED DECEMBER 31, 2003, COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

     GENERAL

     We recorded net income for the year ended December 31, 2003 of $67.4 million, or $4.05 per share basic and $3.59 per share diluted, compared to $17.6 million, or $1.11 per share basic and $1.04 per share diluted, for the year ended December 31, 2002. Net income for 2003 was favorably impacted by an income tax benefit of $30.2 million, or $1.64 per diluted share. Net income for 2002 was also favorably impacted by an income tax benefit of $2.2 million, or $0.13 per diluted share.

REVENUES

     Total revenues increased $39.3 million, or 55%, to $110.2 million for the year ended December 31, 2003, from $70.9 million for the year ended December 31, 2002. The increase in revenues in 2003 was primarily attributable to higher net gain on sale due to our completion of securitizations transactions, net of pre-funding, of $1.5 billion in 2003, compared to $819.0 million in 2002.

     We originated $1.7 billion of mortgage loans for the year ended December 31, 2003, representing a 96% increase from $872.2 million of mortgage loans originated for the year ended December 31, 2002. We securitized, and delivered $1.5 billion of loans to the securitization trusts during the year ended December 31, 2003, representing approximately an 80% increase from the $819.0 million of loans we securitized during 2002. Because it was more advantageous for us to securitize our loans in 2003, as compared to whole loan sales, whole loan sales decreased for the year ended December 31, 2003 to $42.4 million, representing a 59% decrease from the $103.0 million of whole loans sold for the year ended December 31, 2002.

     NET GAIN ON SALE OF MORTGAGE LOANS. Net gain on sale of mortgage loans increased $36.8 million, or 63%, to $94.8 million for the year ended December 31, 2003, from $58.0 million for the year ended December 31, 2002. This increase was primarily due to higher loan production resulting in a greater amount of loans securitized and sold on a whole loan basis in 2003, compared to 2002, partially offset by a decrease in our weighted-average net gain on sale margin for the year ended December 31, 2003 to 6.2% from 6.3% in 2002. Net gain on sale of mortgage loans is represented by the following:

                                                                       YEAR ENDED DECEMBER 31,
                                                                       -----------------------
                                                                         2002           2003
                                                                       -------- --------------
Net Gain on Sale of Mortgage Loans                                     (DOLLARS IN THOUSANDS)
----------------------------------------------------------
Loans Sold .........................................................   $922,057     $1,537,600
                                                                       ========     ==========
NIM Proceeds, Net ..................................................   $ 42,050       $ 67,159
Interest Only Certificate Proceeds .................................         --         12,913
Excess Cashflow Certificate (owner trust certificates)(1) ..........     10,499          6,941
Mortgage Servicing Rights ..........................................      7,248          8,910
Hedging ............................................................         --            438
Gain on whole loan sales ...........................................      4,547          2,137
Loan origination fees ..............................................     14,366         25,079
Loan origination costs .............................................    (15,197)       (21,654)
Less: Securitization transaction costs .............................     (5,539)        (7,141)
                                                                       -------------------------
      Net gain on sale recorded ....................................   $ 57,974       $ 94,782
                                                                       =========================
      Net gain on sale recorded (as a percent of loans sold) .......        6.3%           6.2%

------------
(1) The reduction in value of the excess cashflow certificates in 2003 compared to 2002 is primarily due to us not recording any excess cash flow certificates in the third and fourth quarter of 2003.

(See "--Summary of Critical Accounting Policies").

     INTEREST INCOME. Interest income increased $0.6 million, or 5%, to $12.4 million for the year ended December 31, 2003, from $11.8 million for the year ended December 31, 2002. The increase in interest income is due to the higher average loan balance on the loans we originated and held for sale, partially offset by a lower weighted-average interest rate (I.E., 8.13%) for our loans held for sale during the year ended December 31, 2003 and, consequently, less interest earned on these loans, compared to 2002 (I.E., 9.35%). In addition, we received less in prepayment penalties (miscellaneous interest income) and securitization bond interest in the year ended December 30, 2003 compared to 2002.

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                          2002           2003
                                                        -------- --------------
Interest Income                                         (DOLLARS IN THOUSANDS)
------------------------
Interest earned on loans held for sale ..............   $ 8,134        $10,497
Securitization accrued bond interest ................     1,901          1,330
Miscellaneous interest income .......................     1,768            591
                                                        -------        -------
      Total interest income .........................   $11,803        $12,418
                                                        =======        =======

     EXCESS CASHFLOW CERTIFICATE INCOME. Excess cashflow certificate income increased $0.3 million, to $2.3 million for the year ended December 31, 2003, from $2.0 million for the year ended December 31, 2002.

     IMPAIRMENT OF EXCESS CASHFLOW CERTIFICATES. Impairment of certificates represents a write-down of the fair value of the excess cashflow certificates.

     In 2002, we recorded a charge to impairment on certificates totaling $2.1 million, relating to the timing of excess cash flow that are to be received by the excess cashflow certificate after the release or "step-down" of the overcollateralization account. There were no impairments recorded during the twelve months ended December 31, 2003.

     GAIN (LOSS) ON EXCESS CASHFLOW CERTIFICATES. Gain (loss) of excess cashflow certificates represents the difference between the sale price and the carrying value of excess cashflow certificates sold. In 2003, we sold three excess cashflow certificates for a gain of $0.2 million. We did not sell any of our excess cashflow certificates in 2002.

     OTHER INCOME. Other income decreased $0.9 million, or 69%, to $0.4 million for the year ended December 31, 2003, from $1.3 million for the year ended December 31, 2002. The decrease was primarily the result of lower income collected from the LLC. We have a non-voting membership interest in the LLC, which entitles us to receive 15% of the net cash flows from the LLC through June 2004 and, thereafter, 10% of the net cash flows from the LLC. We have not received our distributions since the second quarter of 2003 due to a dispute with the LLC's President. We have commenced a lawsuit against the LLC to seek to recover all of the amounts we believe are due to us. See Note 3 to our audited Consolidated Financial
Statements   --   "Corporate   Restructuring   Debt   Modification,   and   Debt
Restructuring."

     EXPENSES

     Total expenses increased by $13.0 million, or 24%, to $68.1 million for the year ended December 31, 2003, from $55.1 million for the year ended December 31, 2002. The increase was primarily related to higher payroll and related costs required to support the significant increase in our mortgage loan production.

     PAYROLL AND RELATED COSTS. Payroll and related costs increased by $12.0 million, or 44%, to $39.1 million for the year ended December 31, 2003, from $27.1 million for the year ended December 31, 2002. The increase was primarily due to higher compensation and related payroll costs related to the increase in our staff, including payroll taxes, 401k matching funds, medical benefits and related costs. As of December 31, 2003, we employed 912 full and part-time employees, compared to 695 full and part-time employees as of December 31, 2002.

     INTEREST EXPENSE.

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                          2002           2003
                                                        -------- --------------
Interest Expense                                        (DOLLARS IN THOUSANDS)
--------------------------
Interest expense on loans financed in warehouse .....   $3,602           $4,390
Capital lease .......................................      461              255
Senior notes(1) .....................................    1,030              854
Other ...............................................      180               10
                                                        ------           ------
      Total interest expense ........................   $5,273           $5,509
                                                        ======           ======

--------------
(1) On October 30, 2003, we redeemed, at par, all of our outstanding 9.5% senior notes due August 2004. The aggregate redemption price, including principal and accrued interest, was approximately $11.0 million.

     Interest expense increased by $0.2 million, or 4%, to $5.5 million for the year ended December 31, 2003, from $5.3 million for the year ended December 31, 2002. The increase in interest expense was due to the higher average financed balance on the loans we originated and held for sale, partially offset by a lower borrowing cost under our warehouse facilities. The average one-month LIBOR rate, which is the benchmark used to determine our cost of borrowed funds, decreased on average to 1.2% for the year ended December 31, 2003, compared to an average of 1.8% for the year ended December 31, 2002. The increase was partially offset by the redemption of all our outstanding 9.5% senior notes in October 2003 and the corresponding interest we saved by redeeming these notes early.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased $0.8 million, or 4%, to $23.5 million for the year ended December 31, 2003, from $22.7 million for the year ended December 31, 2002. The increase was primarily due to an increase in expenses associated with higher loan production and ongoing expansion of our wholesale and retail divisions. This was partially offset by lower depreciation expenses resulting from fully depreciated assets.

     INCOME TAXES. We recorded an income tax benefit of $25.4 million for the year ended December 31, 2003, which was primarily related to our reversing a deferred tax asset valuation allowance and expenses for the change in our effective tax rate. See " -- Deferred Tax Asset" above.

     For the same period in 2002, we recorded an income tax benefit of $2.2 million related to our obtaining a favorable resolution to tax issues for which we had previously reserved and do not expect to recur. This was offset by a tax provision of $0.4 million, which primarily related to excess inclusion income generated by our excess cashflow certificates.

     Excess inclusion income cannot be offset by our NOLs under the real estate mortgage investment trust, or REMIC, tax laws. It is primarily caused by the REMIC securitization trust utilizing cash that otherwise would have been paid to us as holder of the excess cashflow certificate, in order to make payments to other security holders, and to create and/or maintain overcollateralization by artificially paying down the principal balance of the asset-backed securities. In the future, we expect to continue to incur a modest amount of excess inclusion income, which we will be unable to offset with our NOLs.

YEAR ENDED DECEMBER 31, 2002, COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

     GENERAL

     We recorded net income for the year ended December 31, 2002 of $17.6 million, or $1.11 per share basic and $1.04 per share diluted, compared to a net loss of $99.8 million, or $6.28 per share basic and diluted, for the year ended December 31, 2001. Our net income for 2002 included a special tax benefit of $2.2 million, or $0.14 per share basic and $0.13 diluted, which primarily related to our obtaining favorable resolutions to tax issues for which we had previously reserved.

     The majority of the net loss in 2001 related to: (1) a $25.4 million loss of excess cashflow certificates sold for a cash purchase price significantly below our carrying value for such certificates; (2) an impairment charge of $19.7 million to our excess cashflow certificates; (3) a charge of $19.3 million related to the extinguishment of debt; (4) a charge of $10.7 million relating to our disposition and transfer to Ocwen of our servicing platform in May 2001; (5) a charge of $3.6 million relating to a change in accounting estimates regarding the life expectancy of our computer-related equipment; (6) a charge of $1.4 million relating to professional fees incurred in connection with our August 2001 exchange offer; and (7) a charge of $1.5 million for establishing a reserve for non-performing mortgage loans that were ultimately sold.

     REVENUES

     Total revenues increased $51.5 million, or 265%, to $70.9 million for the year ended December 31, 2002, from $19.4 million for the year ended December 31, 2001. The increase in revenues was primarily the result of two charges we incurred in 2001 that significantly reduced revenues in that year. First, we recorded a $25.4 million loss of five excess cashflow certificates sold for a cash purchase price significantly below their carrying value. Second, we recorded an adjustment to our remaining excess cashflow certificates due to changes in our valuation assumptions totaling $19.7 million. The increase in revenues in 2002 was also attributable to higher net gain on sale due to our completion of securitization transactions, net of pre-funding, of $819.0 million in 2002, compared to $345.0 million in 2001. The increase in revenue was partially offset by (1) a decrease in interest income from our retained excess cashflow certificates, as we transferred the majority of these certificates in connection with our August 2001 exchange offer, and (2) our not receiving any servicing fees following the transfer of our servicing portfolio to Ocwen in May 2001. See "Business -- Corporate Restructuring, Debt Modification and Debt Restructuring."

     We originated $872.2 million of mortgage loans for the year ended December 31, 2002, representing a 40% increase from $621.7 million of mortgage loans originated for the year ended December 31, 2001. We securitized, net of pre-funding, $819.0 million of loans during the year ended December 31, 2002, representing a 137% increase from the $345.0 million of loans we securitized during 2001. Our whole loan sales amounted to $103.0 million during the year ended December 31, 2002, representing a 61% decrease from the $261.1 million of whole loans sold for the year ended December 31, 2001.

     Net gain on sale of mortgage loans increased $19.7 million, or 51%, to $58.0 million for the year ended December 31, 2002, from $38.3 million for the year ended December 31, 2001. This increase was primarily due to (a) higher loan production resulting in a greater amount of loans securitized and sold on a whole loan basis in 2002 as compared to 2001, (b) our securitizing a higher percentage of mortgage loans in 2002, instead of selling whole loans servicing-released, which typically results in a higher net gain on sale percentage than whole loan sales and (c) our selling approximately $60 million of mortgage loans we had held in inventory at December 31, 2001 in addition to the mortgage loans we originated during 2002. We securitized, net of pre-funding, $819.0 million in 2002 and sold $103.0 million of mortgage loans on a servicing-released basis in 2002, compared to $345.0 million of loans securitized and $261.1 million of mortgage loans sold in 2001.

                                                                   YEAR ENDED DECEMBER 31,
                                                               -----------------------------
                                                                  2001              2002
                                                               ----------        -----------
Net Gain on Sale of Mortgage Loans                                 (DOLLARS IN THOUSANDS)
----------------------------------------------------------
Loans Sold ................................................... $ 606,100           $ 922,057
                                                               =========           =========
NIM Proceeds, Net ............................................        --           $  42,050
Interest Only Certificate Proceeds ...........................    13,332                  --
Excess Cashflow Certificate (owner trust certificates) .......    11,081              10,499
Mortgage Servicing Rights ....................................     5,213               7,248
Hedging ......................................................      --                  --
Gain on whole loan sales .....................................    11,099               4,547
Loan origination fees ........................................    13,485              14,366
Loan origination costs .......................................   (13,797)            (15,197)
Less: Securitization transaction costs .......................    (2,087)             (5,539)
                                                               ---------           ---------
      Net gain on sale recorded .............................. $  38,326           $  57,974
                                                               =========           =========
      Net gain on sale recorded (as a percent of loans sold)..         6.3%                6.3%

     Interest income increased $0.6 million, or 5%, to $11.8 million for the year ended December 31, 2002, from $11.2 million for the year ended December 31, 2001. The increase was primarily due to our higher average loan balance (and, consequently, more interest earned on loans held for sale) in 2002 compared to 2001.

                                                                   YEAR ENDED DECEMBER 31,
                                                               -----------------------------
                                                                  2001              2002
                                                               ----------        -----------
INTEREST INCOME                                                    (DOLLARS IN THOUSANDS)
---------------
Interest earned on loans held for sale .....................    $7,144                $8,134
Securitization accrued bond interest .......................     2,819                 1,901
Miscellaneous interest income ..............................     1,195                 1,768
                                                               -------               -------
      Total interest income ................................   $11,158               $11,803
                                                               =======               =======

     Excess cashflow certificate income decreased $9.8 million, or 83%, to $2.0 million for the year ended December 31, 2002, from $11.8 million for the year ended December 31, 2001. The decrease in 2002 to our excess cashflow certificates was primarily due to our transfer of the majority of our certificates as part of our August 2001 exchange offer. See "Business -- Corporate Restructuring, Debt Modification and Debt Restructuring."

     IMPAIRMENT OF EXCESS CASHFLOW CERTIFICATES. In 2002, we recorded a charge to impairment on excess cashflow certificates totaling $2.1 million, relating to the timing of excess cash flows that are to be received by the excess cashflow certificate after the release or "step-down" of the overcollateralization account. In 2001, we recorded a charge to our excess cashflow certificates due to changes in our valuation assumptions totaling $19.7 million.

     GAIN (LOSS) ON EXCESS CASHFLOW CERTIFICATES. Gain (loss) on sale of excess cashflow certificates was $25.4 million. During 2001, we sold five of our excess cashflow certificates, which had a carrying value of $40.4 million, for a cash purchase price of $15.0 million.

     SERVICING FEES. We did not receive any servicing fees during 2002 since we transferred our entire servicing portfolio to Ocwen in May of 2001. In 2001, servicing fees totaled $3.0 million.

     Other income increased $1.1 million, or 550%, to $1.3 million for the year ended December 31, 2002, from $0.2 million for the year ended December 31, 2001. The increase in other income during the twelve months ended December 31, 2002 was primarily due to the commencement of our receipt of distributions from the LLC in the first quarter of 2002.

     EXPENSES

     Total expenses decreased by $61.2 million, or 53%, to $55.1 million for the year ended December 31, 2002, from $116.3 million for the year ended December 31, 2001. The decrease in expenses primarily resulted from expenses we incurred in 2001 that did not recur in 2002, including expenses associated primarily with: (1) our disposition and transfer of our servicing portfolio to Ocwen in May 2001; (2) capital charges associated with repurchasing our interest and servicing advance securitizations prior to the sale of the servicing portfolio;
(3) a change in accounting estimates
regarding the life expectancy of our computer-related equipment in 2001; (4) a charge for reserves primarily against a pool of non-performing loans, which we ultimately sold in July 2001; and (5) a charge related to professional fees incurred with our August 2001 exchange offer. The decrease also resulted from
(a) a significantly lower interest expense in 2002 resulting from (1) our extinguishing approximately $139.2 million of notes in that exchange offer (see "Business -- Corporate Restructuring, Debt Modification and Debt Restructuring"), and (2) lower warehouse financing costs due to lower borrowing costs during 2002, as well as (b) a special tax benefit in 2002 related to a favorable resolution to tax issues for which we had previously reserved and do not expect to recur.

     Payroll and related costs decreased by $2.8 million, or 9%, to $27.1 million for the year ended December 31, 2002, from $29.9 million for the year ended December 31, 2001. The decrease was primarily the result of a downsizing effectuated as part of our overall corporate restructuring related to our transfer of our servicing operations in May 2001.

     Interest expense decreased by $10.8 million, or 67%, to $5.3 million for the year ended December 31, 2002 from $16.1 million for the year ended December 31, 2001. The decrease was primarily attributable to (1) our extinguishing $139.2 million of senior notes in August 2001 and the corresponding interest related thereto, and (2) lower warehouse financing costs due to lower borrowing costs. The average one-month LIBOR rate, which is the benchmark used to determine our cost of borrowed funds, decreased on average to 1.8% for the year ended December 31, 2002, compared to an average of 3.9% for the year ended December 31, 2001.

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                          2001           2002
                                                        -------- --------------
Interest Expense                                        (DOLLARS IN THOUSANDS)
--------------------------
Interest expense on loans financed in warehouse .......  $ 5,480         $3,602
Capital lease .........................................      813            461
Senior notes(1) .......................................    9,201          1,030
Other .................................................      638            180
                                                        --------     ----------
Total interest expense ................................  $16,132         $5,273
                                                        ========     ==========
------------------
(1) In August 2001, we completed an exchange offer in which we extinguished substantially all of our long-term debt, leaving approximately $11 million out of $150 million of our notes still outstanding.

     General and administrative expenses decreased $25.6 million, or 53%, to $22.7 million for the year ended December 31, 2002, from $48.3 million for the year ended December 31, 2001. The year ended December 31, 2001 included expenses primarily associated with (1) our disposition and transfer of our servicing portfolio in May 2001 to Ocwen, (2) capital charges previously associated with our interest and servicing advance securitizations prior to the sale of the servicing portfolio, (3) a change in accounting estimates regarding the life expectancy of our computer-related equipment, and (4) a charge for reserves primarily against a pool of non-performing loans, which we ultimately sold in July 2001.

     RESTRUCTURING AND OTHER SPECIAL CHARGES. In 2001, we recorded $2.7 million of restructuring and other special charges relating to professional fees incurred in connection with our August 2001 exchange offer (see "Business - Corporate Restructuring, Debt Modification and Debt Restructuring") and charges relating to the disposition of branches and severance costs associated with closing our servicing operation.

     EXTINGUISHMENT OF DEBT. In 2001, we recorded a charge of $19.3 million, related to the extinguishment of debt associated with our notes. See "Business -- Corporate Restructuring, Debt Modification and Debt Restructuring."

     INCOME TAXES. We recorded a tax benefit of $1.8 million for the year ended December 31, 2002, primarily due to a special tax benefit of $2.2 million related to our obtaining a favorable resolution to tax issues for which we had previously reserved and do not expect to recur. This was offset by a tax provision of $0.4 million, which was primarily related to excess inclusion income generated by our excess cashflow certificates. In 2001, we recorded a tax provision of $2.9 million, which was primarily related to excess inclusion income.

     We had less taxable excess inclusion income in 2002, as compared to 2001, due to our holding lower excess cashflow certificates during the period. Excess inclusion income cannot be offset by our NOLs under the REMIC tax laws.

QUARTERLY FINANCIAL DATA

     The following table is a summary of selected financial data by quarter for the years ended December 31, 2003 and 2002, and the first quarter of 2004:

For the quarters ended:

                                                 MARCH 31,     JUNE 30,     SEPT. 30,        DEC 31,
                                                 ---------     --------     ---------        -------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

2004
  REVENUES(A) ...............................    $15,159            --             --             --
  Expenses ..................................     24,796            --             --             --
  Net income(a) .............................     (5,915)           --             --             --
  Earnings per share basic(a) ...............      (0.35)           --             --             --
  Earnings per share diluted(a)(b) ..........      (0.35)           --             --             --

2003
  Revenues ..................................    $21,832       $28,833        $29,333        $30,170
  Expenses ..................................     14,867        17,097         18,193         17,959
  Net income(c) .............................      6,697        11,701         41,595          7,413
  Earnings per share basic(c) ...............       0.42          0.68           2.55           0.40
  Earnings per share diluted(c) .............       0.36          0.58           2.24           0.37

2002
  Revenues(d) ...............................    $16,058       $17,811        $18,181        $18,896
  Expenses ..................................     13,693        13,707         13,619         14,059
  Net income(d)(e) ..........................      2,245         3,972          6,698          4,722
  Earnings per share basic(d)(e) ............       0.14          0.25           0.42           0.30
  Earnings per share diluted(d)(e) ..........       0.14          0.23           0.39           0.28

-------------
(a) In the first quarter of 2004, we completed our first securitization, which was structured to be accounted for as a secured financing, in which we will record our interest income less interest expense over time instead of upfront as a gain-on-sale.

(b) For the first quarter of 2004, approximately 1.1 million in-the-money employee stock options are excluded from the calculation of diluted earnings per share since their effect is anti-dilutive.

(c) In the third quarter of 2003, we recorded an income tax benefit, which was primarily related to the reversal of a valuation that we had established in 2000 against our deferred tax asset.

(d) The quarter ended March 31, 2002 includes a charge of $2.1 million, which represents a fair value adjustment to our excess cashflow certificates.

(e) The quarter ended September 30, 2002 includes a special tax benefit of $2.2 million related to us obtaining a favorable resolution to tax issue for which we had previously reserved and do not expect to recur.

FINANCIAL CONDITION

MARCH 31, 2004 COMPARED TO DECEMBER 31, 2003

     PROCEEDS DUE FROM SECURITIZATION TRUST. Proceeds due from securitization trust were $143.7 million. These amounts represent the balance of the cash proceeds remaining in the securitization trust that were received in connection with the trust issuing pass-through certificates and a NIM note in excess of the mortgage loans delivered to the securitization trust at closing for the first quarter 2004 securitization in March 2004. As in past securitizations, this securitization had a pre-funding feature, which enabled us to deliver $415.1 million of mortgage loans at closing with the balance to be delivered in April. In April 2004, we delivered the subsequent pool of mortgage loans and the trustee released the $143.7 million to our warehouse lenders to repay the warehouse financing with the remaining balance to us.

     MORTGAGE LOANS HELD IN INVENTORY, NET. Mortgage loans held in inventory, net decreased $43.4 million, or 23%, to $147.4 million at March 31, 2004, from $190.8 million at December 31, 2003. This represents mortgage loans held in inventory awaiting either a whole loan sale or securitization. This decrease was primarily due to the net difference between loan originations and loans securitized or sold during the three months ended March 31, 2004.

     A summary of mortgage loans held in inventory, net:

                                                  DECEMBER 31,       MARCH 31,
(DOLLARS IN THOUSANDS)                               2003              2004
                                                  -----------       ----------

MORTGAGE LOANS HELD IN INVENTORY .............     $191,402          $147,639
Net deferred origination (fees) cost .........         (501)             (168)
Allowance for loan losses ....................         (100)              (46)
                                                   --------          --------
Mortgage loans held in inventory, net.........     $190,801          $147,425
                                                   ========          ========

     MORTGAGE LOANS HELD FOR INVESTMENT, NET. Mortgage loans held for investment, net were $414.1 million. This account represents our basis in the mortgage loans that were delivered to the securitization trust in March 2004 under our first quarter 2004 securitization that was structured to be accounted for as a secured financing, net of a loss allowance. Our prior securitization transactions met the criteria under SFAS No. 140, and were accounted for and recognized as a sale.

     A summary of mortgage loans held for investment, net:

                                                      DECEMBER 31,    MARCH 31,
(DOLLARS IN THOUSANDS)                                   2003           2004
                                                      ----------      ---------
Mortgage loans held for investment ................          n/a      $415,118
Net deferred origination (fees) costs .............          n/a          (602)
Allowance for loan losses .........................          n/a          (432)
                                                      ----------      --------
Mortgage loans held for investment, net ...........          n/a      $414,084
                                                      ==========      ========

     ACCRUED INTEREST RECEIVABLE. Accrued interest receivable increased $2.4 million to $2.6 million at March 31, 2004, from $0.2 million at December 31, 2003. The increase is primarily due to the accrued interest we recognized on our first quarter 2004 securitization that was structured to be accounted for as a secured financing.

     PREPAID AND OTHER ASSETS. Prepaid and other assets increased $6.0 million, or 130%, to $10.6 million at March 31, 2004, from $4.6 million at December 31, 2003. The increase is primarily due to (1) the $5.6 million fair value of the "corridors" (corresponding purchases and sales of interest rate caps) used in connection with the first quarter 2004 securitization which was structured to be accounted for as a secured financing and, to a lesser extent, (2) $0.4 million of prepaid insurance and maintenance related contracts.

     DEFERRED TAX ASSET. Deferred tax asset increased $4.2 million, or 13%, to $35.4 million at March 31, 2004, from $31.2 million at December 31, 2003. The increase is primarily due to the timing of recognition of taxable income primarily related to our first quarter 2004 securitization. Under GAAP, we record our securitization income over time, as required under portfolio accounting, which resulted in a GAAP loss for the first quarter 2004. For tax purposes, we record a substantial portion of our securitization earnings upfront and, as such, recognized taxable income for the first quarter 2004.

     WAREHOUSE FINANCING. Warehouse financing decreased $59.8 million, or 41%, to $85.0 million at March 31, 2004, from $144.8 at December 31, 2003. This decrease was primarily attributable to a lower amount of mortgage loans held in inventory to be financed under our warehouse credit facilities.

     FINANCING ON MORTGAGE LOANS HELD FOR INVESTMENT. Financing on mortgage loans held for investment was $589.1 million at March 31, 2004. This account represents the pass-through certificates and notes we issued in connection with our first quarter 2004 securitization that was structured to be accounted for as a secured financing.

     A summary of financing on mortgage loans held for investment:

     December 31,                                             March 31,
(DOLLARS IN THOUSANDS)                                          2003           2004
                                                              ---------      --------
Securitization pass-through certificates .................          n/a      $542,300
NIM notes ................................................          n/a        36,000
Interest only notes ......................................          n/a        10,846
                                                              ---------      --------
Total financing on mortgage loans held for investment ....          n/a      $589,146
                                                              =========      ========

     SERVICING PREMIUM REIMBURSEMENT. In connection with our first quarter 2004 securitization, we received a $2.4 million servicing premium reimbursement from our servicer for the right to service the securitization. We will amortize and recognize this premium through income over the life of the securitization based on the level yield method as a reduction to servicing expense.

     ACCOUNTS PAYABLE AND ACCRUED EXPENSE. Accounts payable and accrued expense increased $1.3 million, or 11%, to $12.9 million at March 31, 2004, from $11.6 million at December 31, 2003. The increase was primarily due to our recording interest expense accruals for our interest-only notes associated with securitization financing, in addition to the timing of various operating accruals and payables.

     STOCKHOLDERS' EQUITY. Stockholders' equity decreased $5.8 million, or 6%, to $90.2 million at March 31, 2004 from $96.0 million at December 31, 2003. This decrease is primarily due to our recording a net loss for the period related to our change in securitization structures and the consequent accounting change from "gain-on-sale accounting" to "portfolio accounting" in the first quarter 2004.

DECEMBER 31, 2003 COMPARED TO DECEMBER 31, 2002

     CASH AND INTEREST-BEARING DEPOSITS. Cash and interest-bearing deposits increased $1.2 million, or 35%, to $4.6 million at December 31, 2003, from $3.4 million at December 31, 2002. This increase was primarily related to timing of cash received and disbursed from normal operations.

     ACCOUNTS RECEIVABLE. Accounts receivable increased $0.9 million, or 53%, to $2.6 million at December 31, 2003, from $1.7 million at December 31, 2002. This increase was primarily due to the timing of interest on mortgage loans collected by our loan servicing provider, which are paid to us in the following period.

     LOANS HELD FOR SALE, NET. Loans held for sale, net, increased $156.8 million, or 461%, to $190.8 million at December 31, 2003, from $34.0 million at December 31, 2002. This asset represents mortgage loans held in inventory awaiting either a whole loan sale or securitization. This increase was primarily related to our strategy of increasing the loans in inventory to earn the additional spread income or "carry" for additional periods.

     EXCESS CASHFLOW CERTIFICATES, NET. Excess cashflow certificates, net decreased $4.7 million, or 19%, to $19.9 million at December 31, 2003, from $24.6 million at December 31, 2002. This decrease was primarily due to our sale of three excess cashflow certificates with an aggregate carrying value of $10.0 million, and to a lesser extent the change in fair value of our excess cashflow certificates, partially offset by our recording two new excess cashflow certificates, totaling $6.9 million from loans securitized during 2003. In 2003, we did not record an excess cashflow certificate on our $435 million third quarter and $470 million fourth quarter securitizations due to the securitization structure we utilized. Changes in fair value incorporate any change in value (accretion or reduction) in the carrying value of the excess cashflow certificates and the cash distributions we received from them. See Note 7 to our audited Consolidated Financial Statements -- "Excess Cashflow Certificates, net."

     EQUIPMENT, NET. Equipment, net, increased $0.5 million, or 19%, to $3.1 million at December 31, 2003, from $2.6 million at December 31, 2002. This increase was primarily due to the net difference between equipment purchased and periodic depreciation of fixed assets.

     PREPAID AND OTHER ASSETS. Prepaid and other assets increased $3.2 million, or 188%, to $4.9 million at December 31, 2003, from $1.7 million at December 31, 2002. This increase was primarily due to higher prepaid expenses related to the prefunding feature of our fourth quarter 2003 securitization transaction, compared to the expenses related to our fourth quarter 2002 securitization transaction.

     DEFERRED TAX ASSET. Deferred tax asset increased $25.6 million, or 457%, to $31.2 million at December 31, 2003, from $5.6 million at December 31, 2002. This increase was primarily due to our reversal of the valuation allowance we maintained against our deferred tax asset, which was established in 2000, partially offset by a change to our effective tax rate in the third quarter of 2003. See Note 18 to our audited Consolidated Financial Statements -- "Income Taxes."

     WAREHOUSE FINANCING. Warehouse financing increased $131.0 million, or 949%, to $144.8 million at December 31, 2003, from $13.8 at December 31, 2002. This increase was primarily attributable to a higher amount of mortgage loans held for sale and financed under our warehouse credit facilities, pending their securitization or sale.

     REDEMPTION OF SENIOR NOTES. In October 2003, we redeemed, at par, all of our outstanding 9.5% senior notes due August 2004. At December 31, 2002 the senior notes had an outstanding principal amount of $10.8 million.

     ACCOUNTS PAYABLE AND ACCURED EXPENSES. Accounts payable and accrued expenses decreased $3.9 million, or 25%, to $11.6 million at December 31, 2003, from $15.5 million at December 31, 2002. This decrease was primarily the result of the timing of various operating accruals and payables.

     STOCKHOLDERS' EQUITY. Stockholders' equity increased $66.5 million, or 225%, to $96.0 million at December 31, 2003, from $29.5 million at December 31, 2002. This increase is primarily due to our positive earnings for the year, which included a reversal of our deferred tax asset valuation allowance.

CONTRACTUAL OBLIGATIONS

     The following table summarizes our material contractual obligations as of December 31, 2003:

                                                     PAYMENTS DUE BY PERIODS
                                        -------------------------------------------------------
                                                 LESS THAN 1   1 TO 3     3 TO 5    MORE THAN 5
(DOLLARS IN THOUSANDS)                    TOTAL     YEAR        YEARS      YEARS       YEARS
                                          -----     ----        -----      -----       -----
Operating Leases ....................   $20,050     $4,612      $9,274     $5,977       $187
Capital Leases ......................     2,362      1,204       1,158         --         --

     As of December 31, 2003, we did not have any long-term debt, purchase obligations or other long-term liabilities, as defined under GAAP.

LIQUIDITY AND CAPITAL RESOURCES

     We require substantial amounts of cash to fund our loan originations, securitization activities and operations. We have increased our working capital over the last ten quarters, primarily by generating substantial cash proceeds from our quarterly securitizations, including the sale of interest-only certificates and related NIM transactions, as our loan originations expanded. Prior to that time, however, we operated generally on a negative cash flow basis. Embedded in our current cost structure are many fixed costs, which are not likely to be significantly affected by a relatively substantial increase in loan originations. If we can continue to originate a sufficient amount of mortgage loans and generate sufficient cash proceeds from our securitizations and sales of whole loans -- and ultimately from our mortgage loans held for investment as we intend to grow our securitized mortgage loan portfolio -- to offset our current cost structure and cash uses, we believe we can continue to generate positive cash flow in the next several fiscal quarters. However, there can be no assurance that we will be successful in this regard. In addition, we may choose to not issue interest-only certificates and/or NIM notes, which will negatively impact our cash flow in any quarter we do so.

     We believe we must generate sufficient cash from the following in order to generate positive cash flow:

     o the proceeds we receive from selling NIM and/or interest-only certificates in connection with our securitizations;

     o the servicing premiums reimbursement we receive from our servicer for the right to service the securitization mortgage loans;

     o  the premiums we receive from selling whole loans, servicing released;

     o  origination fees on newly closed loans;

     o excess cashflow certificates we retained in connection with our securitizations prior to 2004;

     o interest income we receive on our loans held in inventory prior to securitization and/or whole loans sales; and

     o  interest income we receive on our loans held for investment.

     There can be no assurance, however, that we will continue generating positive cash flow in 2004 or at all.

     Currently, our primary uses of cash requirements include the funding of:

     o  mortgage loans held in inventory which are not financed;

     o interest expense on warehouse lines of credit, financing of mortgage loans held for investment, and other financing;

     o  scheduled principal pay downs on other financing;

     o transaction costs, credit enhancement (O/C) and bond discount incurred in connection with our securitization program;

     o general ongoing administrative and operating expenses, including the cost to originate loans;

     o tax payments on excess inclusion income generated from our excess cashflow certificates; and

     o  common stock dividends.

     Historically, we have financed our operations utilizing various secured credit financing facilities, issuance of corporate debt, issuances of equity, and the sale of interest-only certificates and/or NIM notes and mortgage servicing rights sold in conjunction with each of our securitizations to offset our negative operating cash flow and to support our originations, securitizations, and general operating expenses.

     Currently, our primary sources of liquidity, subject to market conditions, continue to be:

     o warehouse financing and other secured financing facilities, such as capital leasing;

     o securitizations of mortgage loans and our corresponding sale of NIM certificates, and/or interest-only certificates, depending upon the securitization structure, and mortgage servicing rights;

     o  sales of whole loans;

     o  cash flows from retained excess cashflow certificates;

     o  cash flows from our mortgage loans held in inventory and for investment;

     o  origination fees, interest income and other cash revenues; and

     o  selling or financing our retained excess cashflow certificates.

     We redeemed all of our outstanding Series A preferred stock in June 2004, for an aggregate redemption price of $13.9 million. Subject to the redemption of the Series A preferred stock, our board of directors declared a quarterly cash dividend of $0.05 per common share. This dividend is expected to be paid on July 9, 2004 to stockholders of record as of the close of business on June 25, 2004.

     We have repurchase agreements with several of the institutions that have purchased mortgage loans from us in the past. Some of the agreements provide for the repurchase by us of any of the mortgage loans that go to foreclosure sale. At the foreclosure sale, we will repurchase the mortgage, if necessary, and make the institution whole. The dollar amount of loans that were sold with recourse and are still outstanding totaled $1.5 million at March 31, 2004 and $1.8 million at December 31, 2003. Included in accounts payable is an allowance for losses on loans sold with recourse of $1.0 million at March 31, 2004 and $1.1 million at December 31, 2003, respectively.

     In August 2003, we sold three of our excess cashflow certificates to a third party purchaser for $10.2 million, a slight gain to our carrying value of $10.0 million. The net proceeds of this sale will be used for working capital.

     We may, from time to time, repurchase in the open market some of our outstanding capital stock and/or sell some or all of our remaining excess cashflow certificates.

     On October 30, 2003, we redeemed, at par all of our outstanding 9.5% senior notes due August 2004. The aggregate redemption price, including principal and accrued interest was approximately $11.0 million. We used our existing cash to fund the redemption transaction. Any unexercised warrants, which were issued in connection with the issuance of our senior notes on December 21, 2002, have expired pursuant to their terms. See Note 8 to our audited Consolidated Financial Statements -- "Warrants."

     Subject to our ability to execute our business strategy and the various uncertainties described above (and described in more detail in "Risk Factors"), we anticipate that we will have sufficient cash flow from operations, short-term funding and capital resources to meet our liquidity obligations for at least the next 12 months.

FINANCING FACILITIES

     We need to borrow substantial sums of money each quarter to originate mortgage loans. We have relied upon a limited number of counterparties to provide us with the financing facilities to fund our loan originations. Our ability to fund current operations and accumulate loans for securitization depends to a large extent upon our ability to secure short-term financing on acceptable terms. There can be no assurance that we will be able to either renew or replace these warehouse facilities at their maturities at terms satisfactory to us or at all. If we are not able to obtain financing, we will not be able to originate new loans and our business and results of operations will be harmed.

     To accumulate loans for securitization, we borrow money on a short-term basis through committed secured warehouse lines of credit and committed repurchase agreements. The material terms and features of our financing facilities in place at March 31, 2004 are as follows:

     GREENWICH CAPITAL WAREHOUSE LINE OF CREDIT. We have a $350 million facility with Greenwich Capital Financial Products, Inc., which bears interest based upon a fixed margin over the one-month LIBOR. This facility provides us with the ability to borrow against first and second lien loans and "wet" collateral, which are loans that have closed and have been funded, but for which we have not yet received the loan documents from the closing agent. The facility provides the ability to borrow at the lesser of 97% of fair market value or 100% of the par amount of the mortgage loans between 0-59 days delinquent. Mortgage loans between 60-180 days delinquent may be financed at lower borrowing percentages. This facility expires in October 2004. As of March 31, 2004, the outstanding balance under the facility was $82.4 million.

     CITIGROUP WAREHOUSE LINE OF CREDIT. We have a $350 million facility with Citigroup Global Markets Realty Corp., which bears interest based upon a fixed margin over the one-month LIBOR. This facility provides the ability to borrow against first and second lien loans and wet collateral. The facility provides us with the ability to borrow at the lesser of 97% of fair market value or 100% of the par amount of the mortgage loans between 0-59 days delinquent. Mortgage loans between 60-180 days delinquent may be financed at lower borrowing percentages. This facility expires in March 2005. As of March 31, 2004, the outstanding balance under the facility was $2.6 million.

     Our warehouse agreements require us to comply with various operating and financial covenants. The continued availability of funds provided to us under these agreements is subject to, among other conditions, our continued compliance with these covenants. We believe we were in compliance with these covenants as of March 31, 2004.

SECURITIZATION FINANCING

     Beginning in March 2004, we have financed, and expect to continue to finance, our mortgage loan portfolio on a long-term basis by issuing asset-backed securities that are recorded on our balance sheet. We believe that issuing asset-backed securities provides us with a low-cost method of financing our mortgage loan portfolio. In addition, it allows us to reduce our interest rate risk on our fixed-rate loans by securitizing them. Our ability to issue asset-backed securities depends on the overall performance of our mortgage loans, as well as the continued general demand for securities backed by non-conforming mortgages and home equity loans.

     We are generally not legally obligated to make payments to the holders of the asset-backed securities issued as part of our securitizations. Instead, the holders of the asset-backed securities can expect repayment only from the cash flow from mortgage loans specifically collateralizing the debt.

HEDGE ACCOUNTING

     We regularly issue securitization pass-through certificates, backed by fixed- and variable-rate mortgage loans. As a result of this activity, we are exposed to interest rate risk beginning when our mortgage loans close and are recorded as assets, until permanent financing is arranged, such as, when the pass-through certificates are issued. Our strategy is to use interest rate swap contracts in an effort to lock in a pre-determined interest rate on designated portions of our prospective future securitization financing. At times, we also use corridors (corresponding purchases and sales of interest rate caps) that are designed to limit our financing costs within the securitization to maintain minimum margins, with the possibility of allowing for us to increase margins in lower than anticipated interest rate environments. Both the interest rate swaps and interest rate caps are derivative instruments that trade in liquid markets, and neither is used for speculative purposes.

     The accounting guidance for derivatives and hedging activities is found in SFAS No. 133. We entered into interest rate swap and interest rate caps transactions in the quarter ended March 31, 2004. However, because we did not designate these transactions as hedging instruments, we recorded a loss on derivative instruments of $4.6 million for the quarter ended March 31, 2004 through that quarter's current earnings. We did not hedge during the quarter ended March 31, 2003.

     In accordance with SFAS No. 133 we record all derivatives on the balance sheet at fair value. For derivative financial instruments not designated as hedging instruments, gains or losses, whether realized or unrealized, are recognized in current period earnings. When used as hedges, however, special treatment is permitted, only if we can identify their hedging relationships, designate and properly document them. If we meet those requirements under SFAS No. 133, we may account for the derivative instruments as cash flow hedges and receive hedge accounting treatment with the objective of hedging interest rate risk.

     Cash flow hedge accounting is appropriate for hedges of uncertain cash flows associated with future periods -- whether as a consequence of interest to be received or paid on existing variable rate assets or liabilities or in connection with intended purchases or sales.

     Under cash flow hedge accounting treatment, derivative results are divided into the "effective" portion and the "ineffective" portion. The ineffective component of the hedge result is realized in current income, while the effective portion is initially recorded in Other Comprehensive Income, or OCI, and later re-classified through earnings in the same time frame in which the forecasted cash flow affects earnings.

     To qualify for cash flow accounting treatment:

     o hedges must be documented, with the objective and strategy stated, along with an explicit description of the methodology used to assess hedge effectiveness;

     o dates (or periods) for the expected forecasted events and the nature of the exposure involved (including quantitative measures of the size of the exposure) must be explicitly documented;

     o hedges must be expected to be "highly effective," both at the inception of the hedge and on an ongoing basis. Effectiveness measures must relate the gains or losses of the derivative to changes in the cash flow associated with the hedged item;

     o  forecasted transactions must be probable;

     o forecasted transactions must be made with different counterparties than the reporting entity; and

     o if and when hedge accounting is discontinued, typically when it is determined that the hedge no longer qualifies as being sufficiently effective the derivative, will continue to be recorded on the balance sheet at its fair value, with gains or losses being recorded in earnings.

     In the second quarter of 2004, we designated the $5.6 million fair value of the corridors, held as a component of prepaid and other assets, as cash flow hedges under the provisions of SFAS 133. The nature of the risk being hedged is the variability of the cash flows associated with our LIBOR borrowings. In August 2001, the Derivatives Implementation Group ("DIG") of the FASB published DIG G20, which further interpreted SFAS 133, allowing for amortization of the initial fair value of the corridors over their life based on the maturity date of the individual "caplets" (a series of individual options, each protecting a particular rate-setting exposure from the effects of interest rates rising above the strike price). Furthermore, since corridors are considered effective hedges, any changes in their fair value subsequent to the date of using hedge accounting will be recognized in accumulated other comprehensive earnings.

     If and when hedge accounting is discontinued, typically when it is determined that the hedge no longer qualifies as being sufficiently effective the derivative, will continue to be recorded on the balance sheet at its fair value, with gains or losses being recorded in earnings.

     Under fair value hedge accounting, all gains or losses on the derivative are recorded in earnings. In addition, the carrying value of the hedged item is adjusted due to changes in the market value attributable to the risk being hedged, and this change in value is also recorded in current income. We exercise our discretion to choose to designate the risk being hedged as (a) the full price change of the hedged item, (b) the price change due to changes in a benchmark rate (which is either the risk-free U.S. Treasury rate or the LIBOR-based swap rate), or (c) the price change due to the changes in the interest rate associated with the hedged item (i.e., the benchmark rate plus a credit spread), depending on the specifics of the hedge application in question.

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


     To qualify for fair value accounting treatment:

     o hedges must be documented at the inception of the hedge, with the objective and strategy stated, along with an explicit description of the methodology used to assess hedge effectiveness;

     o the hedge must be expected to be "highly effective," both at the inception of the hedge and on an ongoing basis-effectiveness measures must relate the gains or losses of the derivative to those changes in the fair value of the hedged item that are due to the risk being hedged;

     o if the hedged item is a portfolio of similar assets or liabilities, each component must share the risk exposure, and each item is expected to respond to the risk factor in comparable proportions;

     o portions of a portfolio may be hedged if they are (a) a percentage of the portfolio, (b) one or more selected cash flows, (c) an embedded option (provided it is not accounted for as a stand-alone option), and
        (d) the residual value in a lessor's net investment in a direct financing or sale-type lease; and

     o a change in the fair value of the hedged item must present an exposure to the earnings of the reporting entity.

INFLATION

     Inflation most significantly affects our loan originations and values of our excess cashflow certificates, because of the substantial effect inflation can have on interest rates. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation. (See " -- Quantitative and Qualitative Disclosures About Market Risk").

IMPACT OF NEW ACCOUNTING STANDARDS

     In March 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB, No. 105. SAB No. 105 contains specific guidance that significantly limits opportunities for registrants to recognize an asset related to a commitment to originate a mortgage loan that will be held for sale prior to funding the loan, which differs from the current accounting guidance provided by SFAS No. 149. SFAS No. 149 requires that the entity that makes mortgage loan commitments for loans that are to be held for sale record the commitment on its balance sheet at fair value, but does not address how to measure the fair value of the loan commitment. SAB No. 105 requires that fair value measurement of loan commitments include only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected cash flows related to the customer relationship or loan servicing. SAB No. 105 is effective for new loan commitments accounted for as derivatives entered into after March 31, 2004. SAB No. 105 permits registrants to continue to use previously applied accounting policies to commitments for loans that are to be held for sale entered into on or before March 31, 2004. The commitments to fund mortgage loans that we provide to customers typically contain various conditions to closing and have fixed expiration dates. We quote interest rates to customers, which we may generally change. Although we typically honor these interest rate quotes, the quotes do not constitute future cash requirements, minimizing the potential interest rate risk exposure. These non-conforming mortgage loan commitments are made on loans which are generally not held for sale and do not meet the definition of a derivative under GAAP. Accordingly, they are not recorded in the consolidated financial statements. We do not expect that the application of SAB No. 105 will have a material impact on our consolidated financial statements.

     In January 2003, the Financial Accounting Standards Board issued Interpretation 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46") which was subsequently amended in December 2003 by FIN 46R. FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns, or both. Prior to FIN 46R, a company included another entity in its consolidated financial statements only if it controlled the entity through voting interests. The consolidation requirements of FIN 46R are applicable to variable interest entities created after December 31, 2003. For interests held in variable interest entities created before January 1, 2004, FIN 46R is applicable beginning on January 1, 2005. The assets, liabilities and non-controlling interests of variable interest entities created before January 1, 2004 would initially be measured at their carrying amounts, with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts are not practicable, fair value at the date FIN 46R first applies may be used. Some of our subsidiaries are QSPEs formed in prior periods in connection with securitizations accounted for as sales or mortgage loans and are not subject to the requirements of FIN 46R. Our subsidiaries that are considered variable interest entities subject to the requirements of FIN 46R, namely the trusts formed for our March 2004 securitization and trusts we will form for future securitizations treated as financings, are currently consolidated, and will be consolidated on-balance sheet in the future, and are included in our consolidated financial statements. Application of FIN 46R did not have a material impact on our financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our primary market risk exposure is interest rate risk. Our results of operations may be significantly affected by the level of and fluctuation in interest rates. Interest rates affect our ability to earn a spread between interest received on our loans and the cost of our borrowings, including the cost of interest rate caps, if any, that are tied to various interest rate swap maturities, LIBOR, and other interest rate spread products, such as mortgage, auto and credit card backed receivable certificates. Our profitability is likely to be harmed during any period of unexpected or rapid changes in interest rates. A substantial and sustained increase in interest rates could harm our ability to originate loans. A significant decline in interest rates could increase the level of loan prepayments, thereby decreasing the size of the loan servicing portfolio underlying our securitizations. To the extent excess cashflow certificates have been capitalized on our financial statements, higher than anticipated rates of loan prepayments or losses could require us to write down the value of such excess cashflow certificates, adversely impacting our earnings. In an effort to mitigate the effect of interest rate risk, we periodically review our various mortgage products and identify and modify those that have proven historically more susceptible to prepayments. However, there can be no assurance that these modifications to our product line will mitigate effectively any interest rate risk in the future.

     Periods of unexpected or rapid changes in interest rates, and/or other volatility or uncertainty regarding interest rates, also can harm us by increasing the likelihood that asset-backed investors will demand higher spreads than normal to offset the volatility and/or uncertainty, which decreases the value of the excess cashflow certificates we receive in connection with a securitization.

     Fluctuating interest rates also may affect the net interest income we earn, resulting from the difference between the yield we receive on loans held pending sale and the interest paid by us for funds borrowed under our warehouse facilities. In the past, from time to time, we have undertook to hedge our exposure to this risk by using various hedging strategies, including Fannie Mae mortgage securities, treasury rate lock contracts and/or interest rate swaps. See "-Hedge Accounting" below. Fluctuating interest rates also may significantly affect the excess cash flows from our excess cashflow certificates, as the interest rate on some of our asset-backed securities change monthly based on one-month LIBOR, but the collateral that backs such securities are comprised of mortgage loans with either fixed interest rates or "hybrid" interest rates -- fixed for the initial two or three years of the mortgage loan, and adjusting thereafter every six months -- which creates basis risk. See " -- Summary of Critical Accounting Policies -- Excess Cashflow Certificates". With our transition to on-balance sheet portfolio securitizations in 2004, we may undertake to hedge our exposure to interest rate risk as described below in " -- Hedge Accounting."

     Interest rates are highly sensitive to many factors, including:

     o  governmental monetary and tax policies;

     o  domestic and international economic and political considerations; and

     o  other factors that are also beyond our control.

     Changes in the general interest rate levels between the time we originate mortgage loans and the time when we securitize or sell the mortgage loans can affect their value and, consequently, our net interest income revenue by affecting the "excess spread" between the interest rate on the mortgage loans and the interest rate paid on the pass-through certificates issued by the securitization trusts. If interest rates rise between the time we originate the loans and the time we securitize or sell loans, the excess spread generally narrows, resulting in a loss in value of the loans and lower net interest income for us on mortgage loans we securitize and a lower net gain on sale for us on whole loan sales. Since we close and fund mortgage loans at a specified interest rate with an expected spread to be earned over their life in the case of securitizations and an expected gain on sale to be booked at the time of their sale, our exposure to decreases in the fair value of the mortgage loans arises when moving from a lower to a higher interest rate environment. A higher interest rate environment results in our having higher cost of funds. This decreases both the fair value of the mortgage loans, and the net spread we earn between the mortgage interest rate on each mortgage loan and our cost of funds under available warehouse lines of credit used to finance the loans prior to their securitization or sale. As a result, we may experience lower spreads on securitized loans and a lower gain on whole loan sales.

     The table below demonstrates the sensitivity, at March 31, 2004, of the estimated fair value of our excess cashflow certificates caused by an immediate 10% and 20%, respectively, adverse change in the key assumptions we use to estimate fair value:

                                                       FAIR VALUE OF EXCESS         IMPACT TO
                                                       CASHFLOW CERTIFICATES        EARNINGS
                                                       ---------------------        ----------
                                                                 (DOLLARS IN THOUDSANDS)
Fair value as of March 31, 2004: ...................         $19,489
10% increase in prepayment speed ...................          17,562                   1,927
20% increase in prepayment speed ...................          16,644                   2,845

10% increase in credit losses ......................          15,982                   3,507
20% increase in credit losses ......................          12,963                   6,526

10% increase in discount rates .....................          18,762                     727
20% increase in discount rates .....................          18,106                   1,383

10% increase in one- and six-month LIBOR ...........          17,086                   2,403
20% increase in one- and six-month LIBOR ...........          14,998                   4,491

     These sensitivities are hypothetical and are presented for illustrative purposes only. Changes in the fair value resulting from a change in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the resulting change in fair value may not be linear. Each change in assumptions presented above was calculated independently, without changing any other assumption. However, in reality, changes in one assumption may result in changes in another assumption, which may magnify or counteract the sensitivities. For example, a change in market interest rates may simultaneously impact prepayment speeds, credit losses and the discount rate. It is impossible to predict how one change in a particular assumption may impact other assumptions.

     To reduce our financial exposure to changes in interest rates, we may hedge our mortgage loans held in inventory through hedging products that are correlated to the pass-though certificates issued in connection with the securitization of our mortgage loans (e.g., interest rate swaps) (see " -- Hedge Accounting"). Changes in interest rates also could adversely affect our ability to originate loans and/or could affect the level of loan prepayments thereby impacting the amount of mortgage loans held for investment and or the size of the loan portfolio underlying our excess cashflow certificates and, consequently, the value of our excess cashflow certificates. See "Risk Factors".

     INTEREST RATE/MARKET RISK

     Our general investment policy goal is to maintain the net interest margin between assets and liabilities.

     LOAN PRICE VOLATILITY. Under our current mode of operation, we depend heavily on the market for wholesale non-conforming mortgage loans. To conserve capital, we may sell loans we originate. Our financial results will depend, in part, on the ability to find purchasers for the loans at prices that cover origination expenses. Exposure to loan price volatility is reduced as we acquire and retain mortgage loans.

     INTEREST RATE RISK. When interest rates on our assets do not adjust at the same rates as our liabilities or when the assets have fixed rates and the liabilities are adjusting, future earnings potential is affected. We express this interest rate risk as the risk that the market value of assets will increase or decrease at different rates than that of the liabilities. Expressed another way, this is the risk that net asset value will experience an adverse change when interest rates change. We assess the risk based on the change in market values given increases and decreases in interest rates. We also assess the risk based on the impact to net income in changing interest rate environments.

     Management primarily uses financing sources where the interest rate resets frequently. As of March 31, 2004, borrowings under all financing arrangements adjust daily or monthly. On the other hand, very few of the mortgage assets we own adjust on a monthly or daily basis. Most of the mortgage loans are fixed rate; the remainder contain features where their rates are fixed for some period of time and then adjust frequently thereafter. For example, one of our loan products is the "2/28" loan. This loan is fixed for its first two years and then adjusts every six months thereafter.

     While short-term borrowing rates are low and long-term asset rates are high, this portfolio structure produces good results. However, if short-term interest rates rise rapidly, earning potential is significantly affected, as the asset rate resets would lag behind the borrowing rate resets.

     INTEREST RATE SENSITIVITY ANALYSIS. To assess interest sensitivity as an indication of exposure to interest rate risk, management relies on models of financial information in a variety of interest rate scenarios. Using these models, the fair value and interest rate sensitivity of each financial instrument, or groups of similar instruments is estimated, and then aggregated to form a comprehensive picture of the risk characteristics of the balance sheet.

     We measure the sensitivity of our net interest income to changes in interest rates affecting interest sensitive assets and liabilities using various interest rate simulations. These simulations take into consideration changes that may occur in the forward LIBOR curve and changes in mortgage prepayment speeds.

     As part of various interest rate simulations, we calculate the effect of potential changes in interest rates on our interest-earning assets and interest-bearing liabilities and their affect on overall earnings. The simulations assume instantaneous and parallel shifts in interest rates and to what degree those shifts affect net interest income. First, we project our net interest income for the next twelve months and thirty-six months using current period end data along using a forward LIBOR curve and our prepayment speed assumptions used to estimate our excess cashflow certificates.

     We refer to the one-year and three-year projections of net interest income as the "base case." Once the base case has been established, we "shock" the base case with instantaneous and parallel shifts in interest rates in 100 basis point increments upward and downward. Calculations are made for each of the defined instantaneous and parallel shifts in interest rates over or under the forward LIBOR curve used to determine the base and including any associated changes in projected mortgage prepayment speeds. The following tables present the results of each 100 basis point change in interest rates compared against the base case to determine the estimated dollar and percentage change to net interest income.

   BASIS POINT INCREASE (DECREASE) IN INTEREST RATE FOR A ONE-YEAR PROJECTION

                                                                         AS OF MARCH 31, 2004:
(DOLLARS IN THOUSANDS)                                  BASE CASE       100        200       (100)     (200)
                                                        ---------    ---------  ---------  --------- ---------
Net interest income (1)(2) ..........................      $25,796        (662)   (1,324)    2,193       n/a
Percent change in net interest income from base .....                    (2.6%)     (5.1)      8.5       n/a

---------------
(1) Net interest income from assets (income from mortgage loans held in inventory, mortgage loans held for investment, and interest rate caps) less expense from liabilities (financing on mortgage loans held for investment, and warehouse interest expense) in a parallel shift in the yield curve, up and down 1% and 2%.

(2) A decrease in interest rates by (200 basis points) would imply rates on liabilities at or below zero.

  BASIS POINT INCREASE (DECREASE) IN INTEREST RATE FOR A THREE-YEAR PROJECTION

                                                                         AS OF MARCH 31, 2004:
(DOLLARS IN THOUSANDS)                                  BASE CASE       100        200       (100)     (200)
                                                        ---------    ---------  ---------  --------- ---------
NET INTEREST INCOME (1)(2) ..........................      $51,498     (4,224)   (8,429)    5,718       N/A
Percent change in net interest income from base .....                    (8.2%)   (16.4)     11.1       n/a

---------------
(1) Net interest income from assets (income from mortgage loans held in inventory, mortgage loans held for investment, and interest rate caps) less expense from liabilities (financing on mortgage loans held for investment and warehouse interest expense) in a parallel shift in the yield curve, up and down 1% and 2%.

(2) A decrease in interest rates by (200bps) would imply rates on liabilities at or below zero.

     HEDGING. In order to address a mismatch of assets and liabilities, the hedging section of the investment policy is followed. Specifically, the interest rate risk management program is formulated with the intent to offset the potential adverse effects resulting from rate adjustment limitations on mortgage assets and the differences between interest rate adjustment indices and interest rate adjustment periods of adjustable-rate mortgage loans and related borrowings.

     We use corridors (corresponding purchases and sales of interest rate caps) and swap contracts in an effort to mitigate the risk of the cost of variable rate liabilities increasing at a faster rate than the earnings on assets during a period of rising rates. In this way, management intends generally to hedge as much of the interest rate risk as determined to be in our best interest, given the cost of hedging transactions.

     We seek to build a balance sheet and undertake an interest rate risk management program that is likely, in management's view, to enable us to maintain an equity liquidation value sufficient to maintain operations given a variety of potentially adverse circumstances. Accordingly, the hedging program addresses income preservation, as discussed above.

     Interest rate cap agreements are legal contracts between us and a third party firm or "counterparty." The counterparty agrees to make payments to us in the future (net of the purchase and sold caps, i.e., corridors) should the one- or three-month LIBOR interest rate rise above the strike rate specified in the contract. We make either quarterly premium payments or have chosen to pay the premiums at the beginning to the counterparties under contract. Each contract has either a fixed or amortizing notional face amount on which the interest is computed, and a set term to maturity. When the referenced LIBOR interest rate rises above the contractual strike rate, we earn cap income. Payments on an annualized basis equal the difference between actual LIBOR and the strike rate. Interest rate swaps have similar characteristics. However, interest rate swap agreements allow us to pay a fixed rate of interest while receiving a rate that adjusts with one-month LIBOR.

     MATURITY AND REPRICING INFORMATION

     The following table summarizes the notional amount, expected maturities and weighted average strike rates for the corridors that we held as of March 31, 2004. We did not hold interest rate caps at December 31, 2003.

                                                  MARCH 31, 2004
                                 -----------------------------------------------
(DOLLARS IN THOUSANDS)            1 YEAR     2 YEARS   3 YEARS  4 YEARS   5 YEARS
                                 --------    -------   -------  -------   -------
Caps Bought-- Notional: ......   $201,280    555,334    85,210   61,840   188,636
                                 --------    -------   -------  -------   -------
Weighted Average Strike Price:       3.24%      4.04      6.92     7.14      7.42
                                 --------    -------   -------  -------   -------
aps Sold-- Notional: .........   $201,280    555,334    85,210   61,840   188,636
                                 --------    -------   -------  -------   -------
Weighted Average Strike Price:       7.50%      7.78      9.31     9.27      9.28
                                 --------    -------   -------  -------   -------

                                    BUSINESS

     GENERAL

     We are a specialty consumer finance company that originates, securitizes and sells non-conforming mortgage loans. Our loans are primarily secured by first mortgages on one- to four-family residential properties. Throughout our 22-year operating history, we have focused on lending to individuals who generally do not satisfy the credit, documentation or other underwriting standards set by more traditional sources of mortgage credit, including those entities that make loans in compliance with conventional mortgage lending guidelines established by Fannie Mae and Freddie Mac. We make mortgage loans to these borrowers for purposes such as debt consolidation, refinancing, education financing and home improvement.

     We provide our customers with a variety of loan products designed to meet their needs, using a risk-based pricing strategy to develop products for different risk categories. Historically, the majority of our loan production has been fixed-rate with amortization schedules ranging from five years to 30 years. In 2003, at the time of origination, our average loan size was approximately $138,000, the weighted average loan-to-value ratio was 76.4% and the average credit score of the underlying borrower was approximately 627. In the first quarter of 2004, at the time of origination, our average loan size was approximately $141,000, the weighted average loan-to-value ratio was 77.3% and the average credit score of the underlying borrower was approximately 625. Since 2001, at least 40% of our annual loan production has been related to borrowers located in either New York, New Jersey or Pennsylvania.

     We generate the majority of our revenue from two primary sources, interest income and gain on sale from mortgage loans, both of which may include origination fee income depending on our particular sale or financing strategy. While each mortgage loan we make involves an initial cash and expense outlay, the total revenue we receive from a loan over time will almost always exceed our total cost incurred to originate the loan. Historically, we have sold the majority of our loan production, through both securitizations structured as sales and whole loan sales, and have relied upon the related gain on sale revenue to support the cost of our infrastructure.

     In the first quarter of 2004, we embarked on a new strategy to finance the majority of our loan production using securitizations structured as secured financings. This type of securitization requires us to record interest income on the outstanding portfolio of loans and interest expense on the outstanding bonds financing the portfolio of loans over time. When we sell whole loans, we will continue to record the premiums received upon sale as gain on sale revenue.

     BUSINESS STRATEGY

     In 2004, we plan to grow our business, while at the same time positioning us to provide more stable, predictable earnings when the origination environment becomes less favorable than it is today. We plan to do this through several key strategies:

     o STRENGTHENING OUR LOAN PRODUCTION CAPABILITIES. We expect to originate in excess of $2.0 billion of mortgage loans in 2004. To help achieve this growth, we intend to continue to expand our wholesale origination platform by hiring more commissioned-based account executives. We also plan to expand our retail origination platform, expanding our loan origination centers in order to further penetrate existing markets, as well as new markets. Our eleven loan origination centers currently have the capacity to add a meaningful number of mortgage analysts without incurring significant capital expenditures.

     o BUILDING A PORTFOLIO OF LOANS ON OUR BALANCE SHEET. In conjunction with our switch to portfolio-based accounting in 2004, we intend to retain the majority of the mortgage loans we originate on our balance sheet. Generally, we expect that our earnings will grow proportionate to the size of our on-balance sheet portfolio of loans generating interest income. As we make this transition in 2004 away from our previous reliance on gain on sale revenue, we expect to experience several quarters of negative earnings. We anticipate recording positive earnings for fiscal year 2005, with the expectation of further increasing earnings in 2006, as the size of our on-balance sheet loan portfolio and the net interest income generated from the loan portfolio increases.

     o MAINTAINING OUR STRINGENT LOAN UNDERWRITING STANDARDS. We intend to continue to assess our extensive database of proprietary loan level performance data to adjust our risk-based pricing model and guidelines. By doing so, we hope to continue to originate better credit quality pools of loans that perform well, allowing us to continue to receive relatively low rating agency credit enhancements required for our securitizations. Over the past three years, we have slightly increased the weighted average credit score of our customer base from 606 in 2001 to 627 in 2003. Simultaneously, we have maintained an initial loan-to-value on new originations at or near 75%.

     o CAPITALIZING ON OUR OPERATING LEVERAGE. In the first quarter of 2004, our total cost to originate as a percentage of our loans originated within the quarter declined 21% to 3.3% of total originations, from 4.2% in the first quarter of 2003. Of this 3.3% of total costs, 57% were fixed costs. As a result, we believe that we can capitalize on our operating leverage and lower expenses as a percentage of our loan originations by increasing loan production at a faster pace than our fixed expenses will increase. We also plan to use technology such as our proprietary loan origination system, Click and Close(R), to reduce our loan origination costs while increasing efficiency and providing a high level of service.

     RECENT DEVELOPMENTS

     JUNE 2004 SECURITIZATION. In June 2004, we completed a securitization which was backed by $520 million in collateral, all of which was delivered at closing. The securities received ratings ranging from AAA to BBB- by Standard & Poor's, Fitch IBCA and Moody's Investors Service, Inc., respectively.

     REDEMPTION OF PREFERRED STOCK. In June 2004, we redeemed all of the shares of our Series A preferred stock, for an aggregate redemption price of approximately $13.9 million. As a result, we no longer have any outstanding shares of preferred stock.

     DECLARATION OF DIVIDEND. Our board of directors declared a quarterly cash dividend of $0.05 per common share. This dividend is expected to be paid on July 9, 2004 to stockholders of record as of the close of business on June 25, 2004.

     INCREASED COMMITTED AMOUNTS AVAILABLE UNDER OUR WAREHOUSE LINES OF CREDIT. In March 2004, we negotiated with our two providers of warehouse lines of credit to increase the committed amounts available under each facility from $250 million to $350 million, for an aggregate committed capacity of $700 million. Additionally, we renegotiated lower funding spreads to LIBOR and the extension of the maturity of one facility from April 2004 to March 2005.

     CHANGE TO PORTFOLIO-BASED ACCOUNTING. Beginning with our March 2004 securitization, we transitioned to portfolio-based accounting from gain-on-sale accounting. We believe structuring our securitizations to be accounted for as secured financings will help provide a more consistent source of income from these transactions in future years. We primarily decided to switch to portfolio-based accounting because we believe it more closely matches the recognition of income with the actual receipt of cash payments on the underlying loans. In addition, we expect portfolio-based accounting to mitigate earnings volatility that could be associated with the timing of the securitization and to produce a more predictable earnings stream for us. Consequently, income that would have otherwise been recognized upfront in 2004 as net gain on sale of mortgage loans will now be recognized as net interest income over the life of the loans (interest income on loans held for investment less interest expense on securitization bond financing).

     REDEMPTION OF SENIOR NOTES. In October 2003, we repaid the remaining $10.9 million of outstanding senior notes, which carried a 9.5% coupon and were due July 2004. As a result of the redemption, we strengthened our balance sheet by reducing our leverage and improved our income statement and debt service coverage by lowering our annual interest expense. Our capital structure was simplified in connection with the redemption, as holders of outstanding warrants to purchase shares of our common stock exercised those warrants, purchasing approximately 862,403 shares of our common stock.

     REVERSAL OF DEFERRED TAX ALLOWANCE. At September 30, 2003, we reversed a valuation allowance that we had maintained against our deferred net tax asset. As a result, we recorded an income tax benefit of $30.2 million in the third quarter of 2003 and began recording an effective income tax rate of 39% in our statement of operations. At March 31, 2004, we had a net deferred tax asset of $35.4 million, which we expect to utilize over the next several years.

     SALE OF EXCESS CASH FLOW CERTIFICATES. In August 2003, we sold three of our excess cashflow certificates, which had a $10.0 million carrying value in the aggregate, for $10.2 million in cash. We recorded a $0.2 million gain on the sale of these excess cashflow certificates.

     LISTING ON THE AMERICAN STOCK EXCHANGE. On May 14, 2003, we began trading on the American Stock Exchange under the ticker "DFC." Previously, our stock was traded on the OTC Bulletin Board after being de-listed from the New York Stock Exchange in May 2001.

     CORPORATE RESTRUCTURING, DEBT MODIFICATION AND DEBT RESTRUCTURING

     As discussed in greater detail in Note 3 to our audited Consolidated Financial Statements, "Corporate Restructuring, Debt Modification and Debt Restructuring," we engaged in a series of transactions that began in the third quarter of 2000 and concluded in the third quarter of 2001, aimed at improving our operating efficiencies and reducing our then negative operating cash flow.

     o DECEMBER 2000 EXCHANGE OFFER. In August 2000, we announced an agreement to modify the terms of the indenture governing our 9.5% senior notes due 2004, of which $150 million were outstanding. This exchange offer was completed in December 2000. With the consent of the holders of a majority of the holders of these notes, we amended a negative pledge covenant in the related indenture, which had previously prevented us from selling or otherwise obtaining financing by using our excess cashflow certificates as collateral. In consideration for the senior noteholders' consent, we agreed to offer the holders the opportunity to exchange their then existing senior notes for (a) new senior secured notes due 2004 (the "senior secured notes") and (b) ten-year warrants to purchase approximately 1.6 million shares of common stock, at an initial exercise price of $9.10 per share, subject to upward or downward adjustment in some circumstances. The senior secured notes had the same coupon, face amount and maturity date as the original senior notes and, up until the August 2001 exchange offer described below, were secured by at least $165 million of our excess cashflow certificates. Holders of more than $148 million of the senior notes tendered in the exchange. In December 2002, the exercise price for the warrants issued by us was adjusted downward to $0.01 per share in accordance with the terms of the warrants. In 2003, approximately 862,000 shares of our common stock were issued upon exercise of these warrants, and the remaining warrants terminated in October 2003 upon our redemption of the remaining senior notes, as described below.

     o TRANSFER OF SERVICING PORTFOLIO. In May 2001, we completed the transfer of our servicing portfolio to Ocwen FSB, which eliminated the significant cash demands associated with making securitization advances and with servicing a highly seasoned portfolio. This transfer followed three successive quarters in which we sold the securitization servicing rights associated with newly originated mortgage loans.

     o AUGUST 2001 EXCHANGE OFFER. In August 2001, we completed an exchange offer in which we extinguished substantially all of our long-term debt, leaving outstanding approximately $11 million out of $150 million of our senior notes. In this exchange offer, we recorded a $19.3 million charge in our statement of operations. This debt extinguishment helped us in three ways. First, it eliminated nearly $139 million aggregate principal amount of debt, that we otherwise would have had to repay in 2004. Second, it eliminated more than $14 million of annual interest expense. Third, prior to the exchange offer, our ability to carry out our business plan was hindered by the overhang of low debt ratings that we had been assigned by the ratings agencies. On October 30, 2003, we redeemed at par all of our remaining outstanding senior notes. The aggregate redemption price, including principal and accrued interest, was approximately $11.0 million. In the exchange offer, the noteholders received interests in the LLC, to which we transferred all of the mortgage-related securities that previously secured the senior notes.

     PRODUCT OFFERING

     We provide our customers with an array of loan products designed to meet their varying needs, using a risk-based pricing strategy to develop products for various risk categories. Historically, we have offered fixed-rate loan products and, to date, the majority of our loan production has been fixed-rate. As we have expanded geographically, we have also expanded our product offerings to include hybrid mortgages, in which the interest rate remains fixed for the first two or three years of the loan's term and then adjusts thereafter.

     The mortgage loans we originate have amortization schedules ranging from five years to 30 years, generally bear interest at fixed rates and require equal monthly payments, which are due as of a scheduled day of each month. Substantially all of our mortgage loans are fully amortizing loans. The principal amounts of the loans we originate generally range from a minimum of $25,000 to a maximum of $750,000, and we will lend up to 100% of the combined loan-to-value ratio under some circumstances. Our loans are generally secured by one- to four-family residences, including condominiums and town-houses, and these properties are usually occupied by the owner. It is our policy not to accept commercial properties, other than mixed-use properties in which at least 50% of the property is residential, or unimproved land as collateral.

     LOAN ORIGINATION PLATFORM

     Through our wholesale and retail distribution channels, we receive loan applications both directly from borrowers and from independent third-party mortgage brokers who submit applications on a borrower's behalf. In the first quarter of 2004, we originated approximately $504 million of loans, of which approximately $307 million, or 61%, were wholesale loans and $197 million, or 39%, were retail loans. In 2003, we originated approximately $1.7 billion of loans, of which approximately $1.0 billion, or 59%, were wholesale loans and $707 million, or 41%, were retail loans. In 2002, we originated approximately $872 million of loans, of which $535 million, or 61%, were wholesale loans and $337 million, or 39%, were retail loans.

     WHOLESALE PLATFORM

     Through our wholesale distribution channel, which is primarily conducted out of our Woodbury, New York headquarters, we originate mortgage loans indirectly through independent mortgage brokers and other real estate professionals who submit loan applications on behalf of borrowers. We currently originate the majority of our wholesale loans in 26 states, through a network of approximately 1,700 independent brokers. No single broker contributed more than 7.3%, 5.0%, 2.2% or 1.3% of our total loan production in the first quarter of 2004 and the years ended December 31, 2003, 2002 and 2001, respectively.

     BROKER RELATIONSHIPS. The broker's role is to source the business, identify the applicant, assist in completing the loan application, and process the loans, including, among other things, gathering the necessary information and documents, and serving as the liaison between the borrower and us through the entire origination process. We review, process and underwrite the applications submitted by the broker, approve or deny the application, set the interest rate and other terms of the loan and, upon acceptance by the borrower and satisfaction of all conditions that we impose as the lender, lend the money to the borrower. Because brokers conduct their own marketing and employ their own personnel to complete loan applications and maintain contact with borrowers, originating loans through our broker network is designed to allow us to increase our loan volume without incurring the higher marketing and employee costs associated with increased retail originations.

     ACCOUNT EXECUTIVES. Our account executives are the primary relationship contacts with the brokers. The account executives are responsible for developing and maintaining our broker network within their geographic territory by frequently visiting the broker, communicating our underwriting guidelines, disseminating new product information and pricing changes, and by demonstrating a continuing commitment to understanding the needs of the customer. Our account executives pay close attention to the products and pricing being offered by competitors and new market entrants. We strive to have our account executives maintain the level of knowledge and experience integral to our commitment to providing the highest quality service for brokers, with a particular focus on the following factors:

     o  the service and support a lender provides;

     o  product offerings and pricing;

     o  the turn-around time, or speed with which a lender closes loans; and

     o  the lender's knowledge concerning the broker and his business.

     Our Executive Vice President of Sales and Marketing has over 20 years of sales and marketing experience in the industry. We historically have sought to hire account executives who have contacts with brokers that originate non-conforming mortgage loans within their geographic territory. While we do provide a base salary, we mainly compensate our account executives on commissions based on the volume of loans originated as a result of their efforts. At March 31, 2004, we employed 83 account executives.

     BROKER APPROVAL PROCESS. Before a broker becomes part of our network, the broker must pass an approval process. Once approved, brokers may begin submitting loan applications to us.

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

     To be approved, a broker must:

     o demonstrate that he or she is properly licensed and registered in the state in which he or she seeks to transact business;

     o  submit to and pass a credit check;

     o sign a standard broker agreement with us that requires brokers to, among other things:

        o  abide by our fair lending policy;

        o follow the National Association of Mortgage Brokers Best Practices Policies;

        o  comply with all state and federal laws; and

        o  submit only true and accurate documents and disclosures.

     We also perform searches on all new brokers using a third-party database that contains public and nonpublic information on individuals and companies that have incidents of potential fraud and misrepresentation. In addition, we regularly review the performance of loans originated through our brokers.

     BROKER ORIGINATION PROCESS. Once approved, a broker may submit loan applications to us for prospective borrowers. To process broker submissions, our broker originations channel is organized by geographic regions and into teams, each consisting of account executives, account managers and processors, all of which are generally assigned to specific brokers. Since we operate in a highly competitive environment where brokers often submit the same loan application to several prospective lenders simultaneously, we strive to provide brokers with a rapid and informed response. Account executives analyze the application and provide the broker with a preliminary approval, subject to final underwriting approval, or a denial, typically within the same business day. In addition, brokers can obtain preliminary approvals, typically within seconds, directly from Click & Close(R), our proprietary originations software program. Once we receive a loan application from a broker, we log the application into Click & Close, which automatically queues the loan to an underwriter from the team covering that geographic area and/or broker. If the application is approved by our underwriting department, a "conditional approval" will be issued to the broker with a list of specific conditions to be met and additional documents to be supplied prior to funding the loan. The file is then queued back to the account manager and processor, who work directly with the submitting broker to collect the requested information, to confirm satisfaction of all underwriting conditions and receipt of all appropriate documentation and disclosures to the customer.

     RETAIL PLATFORM

     With a network of 11 origination centers and one telemarketing office, we have a physical retail presence in nine states.

     RETAIL ORIGINATION PROCESS. We develop retail loan leads primarily through telemarketing activities, as well as Internet leads, direct mail, radio advertising and our network of eleven origination centers located in nine states. Through our marketing efforts, the retail loan channel is able to identify, locate and focus on individuals who, based on historical customer profiles, are likely customers for our products.

     Typically, contact with the customer is initially handled through our telemarketing center. On the basis of an initial screening conducted at the time of the call, we make a preliminary determination of the potential customer's level of interest in taking a loan out with us. If appropriate, we will forward the customer to one of our origination centers. The mortgage analyst at the origination center may complete the application over the telephone, or schedule an appointment in the retail loan office most conveniently located to the customer or in the customer's home, depending on the customer's needs.

     MORTGAGE ANALYSTS. The mortgage analyst assists the customer in completing the loan application, ensures that an appraisal has been ordered from an independent third party appraisal company, orders a credit report from an independent, nationally recognized credit reporting agency and performs various other tasks in connection with the completion of the loan package. Our mortgage analysts are trained to structure loans that meet the customer's needs while satisfying our lending guidelines. We compensate our mortgage analysts, who are the primary relationship contacts with our borrowers, predominantly on a commission basis. At March 31, 2004, we employed 261 mortgage analysts.

     HISTORICAL LOAN ORIGINATIONS

     Our loan originations increased by 96% to $1,713 million in 2003 from $872 million in 2002, and increased by 56% to $504 million in the first quarter of 2004 from $323 million in the first quarter of 2003. The following table shows certain data regarding our loans, presented by channel of loan originations, for the years shown:

                                                                                                    THREE MONTHS ENDED
                                                                     YEAR ENDED DECEMBER 31,              MARCH 31,
                                                              ----------------------------------    ---------------------
                                                                2001        2002        2003          2003        2004
                                                              --------    --------    ----------    --------    ---------
                                                                           (DOLLARS IN THOUSANDS)
BROKER:
   Number of brokered loans ...............................      4,365       4,611         6,087       1,190        1,764
   Principal balance ......................................   $345,916    $534,999    $1,005,484    $175,326     $307,076
   Average principal balance per loan .....................   $     79    $    116    $      165    $    147     $    174
   Combined weighted average initial loan-to-value ratio(1)       71.7%       74.6%         74.2%       74.9%        75.9%
   Weighted average interest rate .........................       11.1%        9.5%          8.0%        8.5%         7.7%
   Weighted average credit score ..........................        584         601           622         610          622

RETAIL:
   Number of brokered loans ...............................      3,350       3,466         6,309       1,363        1,808
   Principal balance ......................................   $275,799    $337,191    $  707,253    $148,060     $196,897
   Average principal balance per loan .....................   $     82    $     97    $      112    $    109     $    109
   Combined weighted average initial loan-to-value ratio(1)       77.4%       79.5%         79.6%       79.6%        79.4%
   Weighted average interest rate .........................        9.8%        9.1%          8.3%        8.6%         8.3%
   Weighted average credit score ..........................        633         631           633         630          628

TOTAL LOAN PURCHASES AND ORIGINATIONS:
   Number of brokered loans ...............................      7,715       8,077        12,396       2,553        3,572
   Principal balance ......................................   $621,715    $872,190    $1,712,737    $323,386     $503,973
   Average principal balance per loan .....................   $     81    $    108    $      138    $    127     $    141
   Combined weighted average initial loan-to-value ratio(1)       74.2%       76.5%         76.4%       77.0%        77.3%
   Weighted average interest rate .........................       10.5%        9.4%          8.1%        8.6%         7.9%
   Weighted average credit score ..........................        606         613           627         619          625

DATA BY LIEN POSITION:
   First mortgage:
     Percentage of total purchases and originations .......         94.1%       96.3%         97.7%       97.7%      98.2%
     Weighted average interest rate .......................         10.5%        9.3%          8.1%        8.5%       7.9%
     Weighted average initial loan-to-value ratio(1) ......         74.2%       76.4%         76.4%       77.0%      77.3%
   Second mortgage:
     Percentage of total purchases and originations .......          5.9%        3.7%          2.3%        2.3%       1.8%
     Weighted average interest rate .......................         11.1%       10.5%          9.3%        9.6%       9.2%
     Weighted average initial loan-to-value ratio(1) ......         75.4%       79.3%         78.5%       76.5%      79.8%

---------------
(1) We determine the weighted average initial loan-to-value ratio of a loan secured by a first mortgage by dividing the amount of the loan by the lesser of the purchase price or the appraised value of the mortgage property at origination. We determine the weighted average initial loan-to-value ratio of a loan secured by a second mortgage by taking the sum of the loan secured by the first and second mortgages and dividing by the lesser of the purchase price or the appraised value of the mortgage property at origination. The following table shows the geographic distribution of loan originations for the periods indicated:

     The following table shows the geographic distributions of loan originations for the periods indicated:

                                       YEAR ENDED DECEMBER 31,                          THREE MONTHS ENDED MARCH 31,
                    -------------------------------------------------------------  ----------------------------------------
                            2001               2002                2003                2003                2004
                    -------------------  ------------------   -------------------  ------------------   --------------------
                                 DOLLAR              DOLLAR               DOLLAR               DOLLAR                DOLLAR
REGION              PERCENTAGE    VALUE  PERCENTAGE   VALUE   PERCENTAGE   VALUE   PERCENTAGE   VALUE   PERCENTAGE    VALUE
------              ----------    -----  ----------   -----   ----------   -----   ----------   -----   ----------    -----
NY, NJ and PA ....    40.0%      $248.4     43.1%    $376.1      45.8%     $784.7     43.3%    $139.9      43.7%     $220.3
Midwest ..........    34.1        212.2     25.5      222.1      16.8       287.6     21.8       70.7      16.1        80.9
Mid-Atlantic* ....    11.8         73.1     13.5      118.2      17.8       305.2     19.6       63.3      17.8        89.6
Southeast ........     7.5         46.8      9.5       82.5       7.4       126.2      6.3       20.4       8.7        43.9
New England ......     5.6         34.9      7.3       64.0       8.0       136.5      5.3       17.2      10.0        50.5
West .............     1.0         $6.3      1.1       $9.3       4.2       $72.5      3.7      $11.9       3.7       $18.9

----------------
*    Excluding New York, New Jersey and Pennsylvania.

     LOAN FUNDING STRATEGY

     We securitize or sell virtually all of the mortgage loans we originate. As a fundamental part of our present business and financing strategy, we securitize almost all of our mortgage loans. In both the first quarter of 2004, as well as 2003, securitizations and whole loan sales comprised approximately 97% and 3%, respectively, of our loan sales. Historically, we have generally realized higher gain on sale when we securitize loans than when we sell whole loans.

     Securitization involves the public offering by a securitization trust of asset-backed pass-through securities and related interests, including securitization servicing rights on newly-originated pools of mortgage loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations." Whole loan sales are the sale of pools of individual loans to institutional investors, banks and consumer finance-related companies on a servicing released basis.

     The following table sets forth certain information regarding the loans we sold through our securitizations and on a whole loan basis during the periods presented:

                                                                  YEAR ENDED DECEMBER 31,
                                                           -------------------------------------
         (DOLLARS IN THOUSANDS)                             2001           2002          2003
                                                           ---------    -----------  -----------
         Loans sold through securitizations ...........    $345,000      $819,039     $1,495,183
         Whole loan sales .............................     261,110       103,018         42,417
                                                           --------      --------     ----------
         Total loans sold .............................    $606,110      $922,057     $1,537,600
                                                           ========      ========     ==========

     We apply the net proceeds from securitizations and whole loan sales to pay down our warehouse lines of credit -- in order to make available capacity under these facilities for future funding of mortgage loans -- and utilize any additional funds for working capital.

     The following table sets forth certain information regarding loans sold through our securitizations and on a whole loan basis during the quarter ended March 31, 2004 (dollars in thousands):

                                                                  HREE MONTHS ENDED MARCH 31,
                                                                  ---------------------------
         (DOLLARS IN THOUSANDS)                                     2003              2004
                                                                  --------          --------
         Loan securitizations--gain on sale ..................    $261,000          $113,927
         Loan securitizations--secured financings ............          --           415,118
         Whole loan sales ....................................      12,220            17,651
                                                                  --------          --------
         Total loans securitized and sold ....................    $273,220          $546,696
                                                                  ========          ========

     INITIAL LOAN FUNDING. After we close or fund a loan and prior to a securitization or whole loan sale, we typically pledge the loan as collateral under a warehouse line of credit to obtain financing against that loan. Typically, our loans are financed though a warehouse line of credit for only a limited period of time, generally not more than three months. We apply the net proceeds from our periodic securitizations and whole loan sales to pay down our warehouse lines of credit in order to create available capacity under these facilities for future funding of mortgage loans. We utilize any additional funds for working capital. As of March 31, 2004, we had $700 million in committed warehouse facilities through two separate credit providers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Financing Facilities."

     HISTORICAL SECURITIZATION STRATEGY. Through the end of 2003, we structured all of our securitizations as sales under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and recorded a gain on sale of mortgage loans upon completion of each securitization.

     CURRENT SECURITIZATION STRATEGY. Starting in 2004, we began structuring our securitizations to be accounted for as secured financings, which requires us to use portfolio-based accounting. We currently intend to structure all of our future securitizations as secured financings under SFAS No. 140. See " -- Recent Developments."

     In March 2004, we closed our first securitization structured to be accounted for as a secured financing. This securitization does not meet the qualifying special purpose entity criteria under SFAS No. 140 and related interpretations because, after the loans are securitized, we have the right to repurchase from the trust up to 1% of the aggregate outstanding principal balance of the mortgage loans as of the securitization closing date at a fixed purchase price.

     We believe that our emphasis on structuring our future securitizations as secured financings will ultimately increase our earnings and remove much of the volatility associated with recording gains each quarter from securitizations. Nonetheless, we believe that securitizations, whether structured as off-balance sheet sale or on-balance sheet financing, effectively provide us with a source of long-term financing.

     2003 AND 2004 SECURITIZATIONS. During 2003, we issued four securitizations which included an aggregate of $1.6 billion in collateral. Of this amount, we delivered a total of $1.5 billion of mortgage loans during 2003. We delivered the remaining $114 million of mortgage loans into a securitization trust in January 2004 using a pre-funding feature. Our securitization in the first quarter of 2004 included $550 million in collateral. All of our 2003 and 2004 securitizations received ratings on various classes of securities ranging from AAA/Aaa to BBB-/Baa3 by S&P, Fitch and Moody's, respectively. The following table sets forth information with respect to our 2003 and 2004 securitizations by offering size, which includes pre-funded amounts, duration weighted average pass-through rate and type of credit enhancement.

                                                                           Initial Duration
                                               Offering Size  Collateral   Weighted Average      Credit
         Securitization              Issued     (Millions)    (Millions)   Pass-Through Rate   Enhancement
         --------------              ------     ----------    ----------   -----------------   -----------
         2003-1 .................   03/27/03      $258.6        $263.1           2.40%         Senior/Sub
         2003-2 .................   06/26/03       393.0         400.0           2.19%         Senior/Sub
         2003-3 .................   09/30/03       434.7         440.0           1.83%         Senior/Sub
         2003-4 .................   12/29/03       470.0         475.0           2.13%         Senior/Sub
         2004-1 .................   03/30/04       542.3         550.0           1.71%         Senior/Sub

     At the time we closed the 2003 securitizations, we recognized as reeeevenue the following economic interests, net of related transaction costs:

     o the cash purchase price from the sale of the NIM note(s) issued by a NIM trust;

     o  the cash purchase price from the sale of interest-only certificates;

     o the value of the excess cashflow certificates (initially, the NIM owner trust certificate) that we retained; and

     o the cash premium we received from selling the right to service the loans being securitized.

     Because our 2004 securitization was structured to be accounted for as a financing, we did not recognize any of the above economic interests at the time we completed the securitization.

     NET INTEREST MARGIN TRANSACTIONS. Starting in 2002, we began utilizing a securitization strategy in which we completed a concurrent net interest margin transaction, or NIM transaction, in conjunction with the underlying securitization. In a typical NIM transaction, we sell the excess cashflow certificate and P certificate to a NIM trust, which is also a QSPE.

     NIM transactions have typically enabled us to generate positive upfront cash flow upon securitization of our mortgage loans. In all of our 2002 and 2003 securitizations effected with a concurrent NIM transaction, the cash proceeds that we received upon closing, net of funding the upfront overcollateralization, securitization and NIM-related costs, exceeded our cost to originate the loans included in the transaction. The 2002 and 2003 transactions yielded cash proceeds in amounts comparable to, and in most cases higher than, whole loan sales.

     In the securitizations and related NIM transactions we completed in 2002 and 2003, in which the underlying securitization was structured as a sale under SFAS No. 140, we recorded the net cash proceeds generated from the sale of the NIM notes as a component of our net gain on sale of mortgage loans. Under this structure, we also retained, and recorded as a component of our net gain on sale of mortgage loans, a relatively small excess cashflow certificate. We have recorded this certificate at its estimated fair value, which has ranged from 0.0% to 1.0% of the securitized collateral.

     Beginning with our 2004 securitizations in which our typical securitization will be structured to be accounted for as a secured financing, no gain on sale will be recorded. Instead, we will record the amount of the NIM notes as a liability on our balance sheet. See "Management's Discussion of Financial Condition and Results of Operations -- Securitizations."

     OVERCOLLATERALIZATION. In all of our securitizations, we utilize an overcollateralization provision, which is a credit enhancement that is designed to protect the securities sold to the securitization pass-through investors from credit losses, which arise principally from defaults on the underlying mortgage loans. Overcollateralization occurs when the amount of mortgage collateral owned by a securitization trust exceeds the aggregate amount of senior pass-through certificates. The O/C is generally expressed as a percentage of the initial mortgage loan or collateral principal balance sold to the securitization trust.

     Our securitizations have typically required an O/C of between 1.05% and 3.0% of the initial mortgage loans sold to the securitization trust. Prior to 2002, we structured our securitizations such that the O/C would self fund and build up over time, typically over the first 18 to 24 months of a securitization (with the specific timing depending upon the structure, amount of excess spread, and performance of the securitization).

     As part of our NIM transactions beginning in 2002, the rating agencies have required us to "fully fund" the O/C at closing, as opposed to having it build up over time as we had in past securitizations. To achieve a fully funded O/C, we have sold senior pass-through certificates totaling approximately 1.05% to 2.00% less than the collateral sold to the securitization trust. See "Management's Discussion of Financial Condition and Results of Operations -- Securitizations."

     LOAN UNDERWRITING

     We conduct all of our underwriting in-house and do not delegate underwriting authority to any third party. As of March 31, 2004, we have a staff of 52 underwriters with an average of nine years of non-conforming lending experience and five years working for us. All underwriting functions for broker originations are conducted in our Woodbury, New York headquarters and our Cincinnati, Ohio underwriting office. All underwriting functions for retail originations are conducted in our Cincinnati, Ohio underwriting office, our Phoenix, Arizona origination center and our Woodbury, New York headquarters.

     Our underwriting department functions independently of our business development and sales departments and does not report to any individual directly involved in the sales origination process. None of our underwriters are compensated on an incentive or commission basis. Our underwriters are trained to review all components of the loan to determine its compliance with our underwriting guidelines.

     UNDERWRITING GUIDELINES. We maintain written underwriting guidelines that are utilized by all employees associated with the underwriting process. Throughout our 22 year history, these guidelines have been reviewed and updated from time to time by senior underwriters and the head of risk management. We provide our underwriting guidelines to all of the brokers from whom we accept loan applications. Loan applications received from brokers are classified according to particular characteristics, including, but not limited to, the applicant's:

     o  ability to pay;

     o credit history (with emphasis on the applicant's existing mortgage payment history);

     o  credit score;

     o  income documentation type;

     o  lien position;

     o  loan-to-value ratio;

     o  property type; and

     o general stability, in terms of employment history, time in residence, occupancy and condition and location of the collateral.

     We have established classifications with respect to the credit profile of the applicant, and each loan is placed into one of four letter ratings "A" through "D," with sub-ratings within those categories. Terms of loans that we make, as well as maximum loan-to-value ratios and debt-to-income ratios, vary depending on the classification of the applicant and the borrower's credit score. Loan applicants with less favorable credit ratings and/or lower credit scores are generally offered loans with higher interest rates and lower loan-to-value ratios than applicants with more favorable credit ratings and/or higher credit scores. The general criteria our underwriting staff uses in classifying loan applicants are set forth in the following table.

              SUMMARY OF DELTA'S PRINCIPAL UNDERWRITING CRITERIA(1)

                              "A" RISK                  "B" RISK                  "C" RISK                 "D" RISK
                        --------------------      -------------------       --------------------     -------------------
Credit Profile .......   Excellent credit         Good overall credit       Good to fair credit      Fair to poor credit
                         history

Existing Mortgage
  History ............   Up to a maximum of       Up to a maximum of        Mortgage up to 60        Mortgage
                         two 30-day late          one 60-day late           days delinquent at       delinquent 90 days
                         payments in the last     payment in the last       close. Up to a           or more.
                         12 months.               12 months                 maximum of one 90-
                                                                            day late payment in
                                                                            the last 12 months

Credit Scores(2) .....   Generally, minimum       Generally, minimum        Generally, minimum       Generally, minimum
                         credit score of 500.     credit score of 500.      credit score of 500.     credit score of 500.

Bankruptcy Filings ...   Ch. 7 discharged or      Ch. 7 discharged or       Ch. 7 discharged or      May be open at
                         Ch. 13 filed more        Ch. 13 filed more         Ch. 13 filed prior       closing, but must
                         than two years prior     than one year prior to    closing and if Ch. 13    be paid off with
                         to closing.              closing and if Ch. 13     is open, must be paid    proceeds.
                                                  is open, must be paid     off with proceeds.
                                                  off with proceeds.

Debt Service to
  Income Ratio .......   55% or less              55% or less               55% or less              55% or less

Maximum Loan-to-Value
(LTV) ratio:(2)
  Owner-Occupied .....   Up to 100% LTV with      Up to 90% LTV with        Up to 80% LTV            with Up to 70% LTV with
                         a 625 credit score       a 600 credit score for    550 credit score for     a 550 credit score and
                         for full income check    full income check         full income check        mortgage not worse
                         loans mortgage is        loans if mortgage is      loans if mortgage is     than 90 days delinquent
                         no worse than 1x30.      no worse than 3x30.       0x90.                    at close.

  Non-Owner
    Occupied ....       Up to 90% LTV with       Up to 80% LTV with        Up to 75% LTV with       Not available.
                         a 675 credit score for   a 575 credit score for    a 575 credit score for
                         full income check        full income check         full income check
                         loans if mortgage is     loans if mortgage is      loans if mortgage is
                         no worse than 1x30.     no worse than 3x30.        0x90.

----------------
(1) Each lettered risk classification has one or more sub-classifications. For example, within the "A" risk class, there are the following credit program sub-classifications: "A+", "A1" and A2. The letter grades applied to each risk classification in the table reflect our internal standards and do not necessarily correspond to classifications used by other mortgage lenders.

(2) The minimum credit score and maximum loan-to-value set forth in the table is for borrowers providing full documentation for a first mortgage on a 1-2 family property. Depending on the risk parameters of the loan, the minimum credit score requirement may be higher and the maximum loan-to-value may be lower, or require a higher credit score for the same loan-to value. ("1x30" means one payment late by 30 days; "3x30" means three payments late by 30 days; "0x90" means no payments late by 90 days.)

     UNDERWRITING EXCEPTIONS. We use these categories and characteristics as guidelines only. On a case-by-case basis, we may determine that the prospective borrower warrants an exception from the guidelines if sufficient compensating factors exist. Examples of compensating factors we consider include the following:

     o  low debt ratio;

     o  long-term stability of employment and/or residence;

     o  excellent payment history on past mortgages;

     o  a significant reduction in monthly expenses; or

     o  low loan-to-value ratio.

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

     HISTORICAL LOAN PRODUCTION BY CREDIT GRADE. The following table sets forth certain information with respect to our originations of first and second mortgage loans by borrower classification, along with weighted average coupons, for the periods shown and highlights the improved credit quality of our originations.

                                                         (DOLLARS IN THOUSANDS)
                                                        PERCENT                                      WEIGHTED AVERAGE
     PERIOD           CREDIT            TOTAL          OF TOTAL          WAC(1)           WLTV(2)      CREDIT SCORE
    --------          ------           -------        ----------        ---------        --------    ----------------
    Q1 2004           A               $ 451,547            87.7%            7.8%            78.5%           630
                      B                  30,115             6.7             8.8             70.4            579
                      C                  15,125             3.8             9.3             64.6            571
                      D                   7,186             1.8            10.5             55.6            574
                                      ---------           -----          ------            -----            ---
                      Totals          $ 503,973           100.0%            7.9%            77.3%           625
                                      ---------           -----          ------            -----            ---

    Q1 2003           A               $ 288,861            89.3%           8.37%            78.2%           624
                      B                  17,854             5.5            9.58             71.1            576
                      C                  10,275             3.2            9.97             65.6            577
                      D                   6,396             2.0           11.09             58.5            562
                                      ---------           -----          ------            -----            ---
                      Totals          $ 323,386           100.0%           8.55%           77.0%            619
                                      =========           =====          ======            =====            ===

    2003              A              $1,539,028            89.9%            8.0%            77.0%           633
                      B                  92,886             5.4             9.3             69.9            578
                      C                  55,431             3.2             9.7             66.2            576
                      D                  25,392             1.5            10.8             56.2            563
                                      ---------           -----          ------            -----            ---
                      Totals         $1,712,737           100.0%            8.1%            76.4%           627
                                      ---------           -----          ------            -----            ---

    2002              A                $752,920            86.3%            9.1%            78.1%           619
                      B                  57,186             6.6            10.3             70.3            579
                      C                  42,903             4.9            11.1             66.0            562
                      D                  19,181             2.2            12.1             55.5            561
                                      ---------           -----          ------            -----            ---
                      Totals          $ 872,190           100.0%            9.4%            76.5%           613
                                      =========           =====          ======            =====            ===

    2001              A               $ 478,485            77.0%           10.0%            76.7%           621
                      B                  59,729             9.6            11.5             68.6            561
                      C                  61,498             9.9            12.2             66.7            548
                      D                  22,003             3.5            13.2             57.4            548
                                      ---------           -----          ------            -----            ---
                      Totals          $ 621,715           100.0%           10.5%            74.2%           606
                                      =========           =====          ======            =====            ===

---------------------
(1) Weighted Average Coupon ("WAC").

(2) Weighted Average Initial Loan-to-Value Ratio ("WLTV").

     DOCUMENTATION AND REVIEW. Our mortgage loan program includes:

     o  a full documentation program;

     o  a limited documentation program;

     o  a no income verification program for self-employed borrowers; and

     o  a stated income program.

     Our borrowers' total monthly debt obligations -- which include principal and interest on the new loan and all other mortgages, loans, charge accounts and scheduled indebtedness -- generally are 50% or less of the borrower's monthly gross income. Some of our borrowers will qualify using our maximum debt-to-income ratio of 55%. For loans to borrowers who are salaried employees, we require current employment information in addition to employment history. We verify this information based on one or more of the following items: written confirmation from employers; recent pay-stubs; recent W-2 tax forms; recent tax returns; and bank statements and telephone confirmation from the employer.

     For our limited documentation program, we require either six months of bank statements or a letter from the employer confirming employment to be submitted which contains substantially the same information one would find on a standard verification of employment form, including:

     o  job position;

     o  length of time on job;

     o  current salary; and

     o the job letter should appear on the employer's letterhead and include the telephone number and signature of the individual completing the letter on behalf of the employer.

     For our no income verification program, we require proof of self-employment in the same business for two years. We only offer our stated income program, which represents a very small percentage of our loans, for better credit quality borrowers where a telephone verification is performed by an underwriter to verify that the borrower is employed. We usually require lower combined loan-to-value ratios with respect to loans made under programs other than the full documentation program.

     We assess a borrower's credit-worthiness primarily based on the borrower's mortgage history and credit score, and we generally adjust our pricing and loan-to-value ratios based on many other risk parameters. Our borrowers often have either (a) mortgage or other credit delinquencies, (b) problems providing documentation required by traditional lenders, and/or (c) collateral types that traditional lenders will not lend against. Qualification for a loan is based primarily upon our risk-based pricing model and guidelines, which we have developed over our 22 year history and our extensive database of prior loan performance. Because there are compelling circumstances with some borrowers, we employ experienced non-conforming mortgage loan credit underwriters to review the applicant's credit profile and to evaluate whether an impaired credit history is a result of adverse circumstances or a continuing inability or unwillingness to meet credit obligations in a timely manner. An applicant's credit record will often be impaired by personal circumstances, including divorce, family illnesses or deaths and temporary job loss due to layoffs and corporate downsizing.

     UNDERWRITING CONTROLS. We have instituted underwriting internal controls that are designed to ensure that loans are generally reviewed and approved by a minimum of two underwriters. The underwriting department employs underwriters with different levels of experience and authority. Loans generally must receive a secondary review by an underwriter of equal or higher rank. Although the most senior underwriters do not require a secondary review in some circumstances, the vast majority of our loans are reviewed by at least two underwriters. Similarly, maximum loan amount and loan-to-value approval authorities are assigned to each level, ensuring that loans at the highest dollar or LTV-limits we offer are reviewed and approved only by the underwriting department's most senior members.

     COLLATERAL TYPE. Our loans are generally secured by one- to four-family residences, including condominiums and town-houses, and these properties are usually occupied by the owner. It is our policy not to accept commercial properties or unimproved land as collateral. However, we will accept mixed-use properties, such as a property where a portion of the property is used for residential purposes and the balance is used for commercial purposes, and we will accept small multifamily properties of five to eight units, both at reduced loan-to-value ratios. We do not originate loans where any senior mortgage contains open-end advance, negative amortization or shared appreciation provisions -- all of which could have the effect of increasing the amount of the senior mortgage, thereby increasing the combined loan-to-value, or LTV, and increasing the risk of the loan to us.

     APPRAISALS AND QUALITY CONTROL. We underwrite every loan submitted to us by thoroughly reviewing credit and by performing the following:

     o a separate appraisal review conducted by our underwriter and/or appraisal review department on appraisals that were not centrally ordered by us; and

     o a full compliance review, to ensure that all documents have been properly prepared, all applicable disclosures given in a timely fashion, and proper compliance with all federal and state regulations.

     We require appraisals to be performed by third-party, fee-based appraisers or by our approved appraisers and to conform generally to current Fannie Mae and Freddie Mac secondary market requirements for residential property appraisals. Each appraisal includes, among other things, an inspection of both the exterior and interior of the subject property and data from sales within the preceding 12 months of similar properties within the same general location as the subject property. We perform an appraisal review on each loan prior to closing on appraisals that were not centrally ordered by us. We do not believe that the general quality control practices of many conventional mortgage lenders, which is to perform only drive-by appraisals after closings, provides sufficient protection for non-centrally ordered appraisals. As such, in addition to reviewing each of these appraisals for accuracy, we access alternate sources to validate sales used in the appraisals to determine market value. These sources include:

     o  Multiple Listing Services;

     o assessment and sales services, such as Comps, Inc., Pace, First American and Transamerica;

     o  on-line Internet services such as Realtor.com; and

     o other sources for verification, including broker price opinions and market analyses by local real estate agents.

     For quality control purposes, using the criteria that we have developed over time, we actively track and grade all appraisers from whom we accept appraisals. We do not accept work from appraisers who have not conformed to our review standards.

     CLOSING PROCESS. After completing the underwriting and processing of a brokered loan, we schedule the closing of the loan with an approved closing attorney or settlement agent. We hold the closing attorney or settlement agent responsible for completing the loan closing transaction in accordance with applicable law and our operating procedures. We also require title insurance that insures our interest as a lender, and evidence of adequate homeowner's insurance naming us or our servicing agent as an additional insured party on all loans.

     In most cases, we fund loans within 14 to 21 days after preliminary approval of the loan application. In the case of a denial, we will make all reasonable attempts to ensure that there is no missing information concerning the borrower or the application that might change the denial decision on the loan.

     QUALITY CONTROL. We perform a post-funding quality control review to monitor and evaluate our loan origination policies and procedures. The quality control department is separate from the underwriting department and reports directly to a member of senior management.

     Our quality control department samples at least 10% of all loan originations and performs a full quality control re-underwriting and review, the results of which are reported to senior management on a quarterly basis. On a daily basis, should the need arise, the manager of quality control underwriting will notify senior management of any critical loan findings. The sample of loans reviewed are selected in the following manner:

     o  all early default payments and customer complaints;

     o  at least 5% of the loans reviewed are selected on a random basis; and

     o targets, which may be based on sources of business (both internal branches/teams and external brokers, areas or other third parties) or products (perceived riskier products and newly offered products).

     If any discrepancies are discovered during the review process, a senior quality control underwriter re-reviews the loan and proceeds with any necessary follow-up actions. Discrepancies noted by the review are analyzed and corrective actions are instituted. A typical quality control underwriting review currently includes:

     o obtaining a new verification of value and/or photograph for each property;

     o  re-verifying the credit report;

     o reviewing loan applications for completeness, signature, and consistency with other processing documents;

     o obtaining new written and/or verbal verification of income and employment from employer;

     o obtaining new written and/or verbal verification of mortgages to re-verify any outstanding mortgages, if necessary; and

     o  Analyzing the underwriting and program selection decisions.

     We update the quality control process from time to time as our policies and procedures change.

     CLICK & CLOSE(R). Click & Close ("C&C") is a proprietary web-based system that we developed internally to streamline and integrate our origination process by dramatically reducing paperwork. Click & Close, or C&C, opens an online channel of communications between us, brokers, borrowers and a wide range of other mortgage information sources. We currently use C&C to automate and facilitate many of our origination processes, including but not limited to:

     o logging in and tracking applications in our retail and wholesale channels;

     o increasing the amount of internal loan origination processes that can be handled electronically, which reduces paper flow between account managers, loan processors and underwriters and allows us to become more paperless;

     o  generating pre-approvals utilizing our risk-based pricing model;

     o generating stipulation sheets, preliminary disclosures and other documents; and

     o easy, real time supervisory oversight to ensure all applications are being worked on in a timely manner.

     We are continuing to improve C&C to further streamline our processes and to reduce the paper flow required throughout the mortgage origination process. We have applied to the U.S. Patent and Trademark Office for a patent relating to our Click & Close(R) technology.

     LOAN SERVICING

     Prior to May 2001, we serviced substantially all of the loans that we originated and purchased since our inception in 1982.

     In January 2001, we entered into an agreement with Ocwen to transfer our servicing portfolio to it. In May 2001, we physically transferred our entire servicing portfolio to Ocwen, and laid-off our servicing staff. We no longer service loans nor do we have a servicing operation. We do, however, maintain several employees to assist third parties with delinquent and defaulted loans, as well as portfolio retention. Currently, Ocwen services our loans while in inventory pending securitization or whole loan sale. We make the determination to have either Ocwen or other similar servicers service the loans at the time we securitize our mortgage loans. If we choose a servicer other than Ocwen, then Ocwen will, on our behalf, transfer the mortgage loans electronically to the other servicer. We anticipate that a servicing transfer can be completed within 45 days following the close of the securitization. We will continue to make on-going determinations as to who the servicer will be on each of our securitizations.

     COMPETITION

     As an originator of mortgage loans, we face intense competition, primarily from diversified consumer financial companies and other diversified financial institutions, mortgage banking companies, commercial banks, credit unions, savings and loans, mortgage REITs and finance companies. Many of these competitors in the financial services business are substantially larger, have more capital and substantially greater resources than we do, a lower cost of funds and a more established market presence that we have. In addition, we have experienced increased competition over the Internet, where barriers to entry are relatively low. Competition can take many forms, including interest rates and costs of the loan, less stringent underwriting standards, convenience in obtaining a loan, customer service, amount and term of a loan and marketing and distribution channels. Furthermore, the level of gains realized by us and our competitors on the sale of the type of loans originated has attracted additional competitors into this market, which has lowered the gains that may be realized by us on future loan sales. In addition, efficiencies in the asset-backed market have generally created a desire for even larger transactions, giving companies with greater volumes of originations a competitive advantage, including a pricing advantage.

     If our competitors increase their marketing efforts to include our target market of borrowers, we may be forced to reduce the rates and fees we currently charge in order to maintain and expand our market share. Any reduction in our rates or fees could reduce our profitability and harm our business.

     Over the past several years, many larger finance companies, financial institutions and conforming mortgage originators have adapted their conforming origination programs and allocated resources to the origination of non-conforming loans. Some of these companies have begun to offer products similar to those offered by us to customers in our target market. For example, the government-sponsored entities, Fannie Mae and Freddie Mac, have begun to adapt some of their programs to include some products similar to those offered by us, and have begun to expand their presence into the non-conforming market. These government-sponsored entities have a size and cost-of-funds advantage that allows them to purchase loans with lower rates or fees than we are willing to offer. A material expansion of their involvement in the market to purchase non-conforming loans could change the dynamics of the industry in which we operate in ways adverse to us by virtue of their size, pricing power and the inherent advantages of a government charter. In addition, if as a result of their purchasing practices, these government-sponsored entities experience higher-than-expected losses, overall investor perception of the non-conforming mortgage industry may suffer. The entrance of these government-sponsored entities and other larger and better-capitalized competitors into our market may reduce our market share and/or our overall level of loan originations.

     We depend primarily on independent mortgage brokers for the origination of our wholesale mortgage loans, which constitute the majority of our loan production. These independent mortgage brokers have relationships with multiple lenders and are not obligated by contract or otherwise to do business with us. We compete with these lenders for the independent brokers' business on the basis of pricing, service, loan fees, costs and other factors. Competition from other lenders could negatively affect the volume and pricing of our wholesale loans, which could reduce our loan production.

     REGULATION

     We must comply with the laws and regulations, as well as judicial and administrative decisions, in all of the jurisdictions in which we are licensed to originate mortgage loans, as well as an extensive body of federal law and regulations. Our business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities. Our consumer lending activities are subject to, among other laws and regulations, the following:

     o the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994);

     o  the Equal Credit Opportunity Act of 1974, as amended (ECOA);

     o  the Fair Credit Reporting Act of 1970, as amended;

     o  the Real Estate Settlement Procedures Act (RESPA), and Regulation X;

     o  the Home Mortgage Disclosure Act;

     o  the Federal Debt Collection Practices Act; and

     o other federal, state and local statutes and regulations affecting our activities.

     We also are subject to the rules and regulations of, and examinations by, the Department of Housing and Urban Development ("HUD") and state regulatory authorities with respect to originating, processing and underwriting loans (and servicing loans prior to May 2001). These rules and regulations, among other things:

     o  impose licensing obligations on us;

     o  establish eligibility criteria for mortgage loans;

     o  prohibit discrimination;

     o  provide for inspections and appraisals of properties;

     o  require credit reports on loan applicants;

     o regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features;

     o  mandate specified disclosures and notices to borrowers; and

     o in some cases, fix maximum interest rates, fees and mortgage loan amounts.

     Failure to comply with these requirements can lead to, among other things, loss of approved status, demands for indemnification or mortgage loan repurchases, rights of rescission for mortgage loans, class action and other lawsuits, and administrative enforcement actions, including, without limitation, fines and penalties.

     Several states and local municipalities have recently enacted so-called "high cost" mortgage laws and/or regulations. While many of these laws and regulations contain some provisions that are similar to one another, there are a variety of provisions that vary from state to state and municipality to municipality, which has significantly increased the costs of compliance. In addition, dozens of other state and local laws and regulations are currently under consideration, with more likely to be proposed in the foreseeable future, that are intended to further regulate our industry. Many of these laws and regulations seek to impose broad restrictions on a number of commonly accepted lending practices, including some of our practices. There can be no assurance that these proposed laws, rules and regulations, or other similar laws, rules or regulations, will not be adopted in the future. Adoption of these laws, rules and regulations could harm our business by:

     o substantially increasing the costs of compliance with a variety of potentially inconsistent federal, state and local laws;

     o substantially increasing the risk of litigation or administrative action associated with complying with these proposed federal, state and local laws, particularly those aspects of such proposed laws that contain subjective, as opposed to objective, requirements;

     o restricting our ability to charge rates and fees adequate to compensate us for the risk associated with a portion of our loans; or

     o if the law, rule or regulation is too onerous, potentially limiting our ability or willingness to operate in a particular geographic area.

     There are also several potential federal bills being proposed, at least one of which may provide for federal preemption over these existing and proposed state and local laws and regulations. There can be no assurance that any federal law will be passed addressing this matter, or that, if passed, it will contain a provision that preempts these state and local laws and regulations.

     In July 2003, regulations adopted by the Office of Thrift Supervision became effective. These regulations eliminated the ability of state-chartered financial institutions and bankers to charge prepayment penalties on alternative mortgages under the Federal Alternative Mortgage Transactions Parity Act, while federally-regulated entities still enjoy that right. As a result, these regulations provide a competitive disadvantage for state-chartered entities, such as our company, in certain states with respect to alternative mortgages.

     In September 1999, we settled allegations by the New York State Banking Department, or the NYSBD, and a lawsuit by the New York State Office of the Attorney General, or the NYOAG, alleging that we had violated various state and federal lending laws. The global settlement was evidenced by (a) a Remediation Agreement by and between our subsidiary, Delta Funding, and the NYSBD, dated as of September 17, 1999 and (b) a Stipulated Order on Consent by and among Delta Funding, us and the NYOAG, dated as of September 17, 1999. As part of the settlement, among other things, we agreed to the following:

     o  we have implemented agreed upon changes to our lending practices;

     o we are providing reduced loan payments aggregating $7.25 million to a group of borrowers identified by the NYSBD; and

     o we created a fund managed by the NYSBD and financed by the grant of 525,000 shares of our common stock.

     Each month, on behalf of borrowers designated by the NYSBD, we make subsidy payments to the related securitization trusts. These subsidy payments fund the difference between the original loan payments and the reduced loan payments. As part of our August 2001 exchange offer (see Notes 2 and 3 to our audited Consolidated Financial Statements - "Summary of Regulatory Settlement" and "Corporate Restructuring, Debt Modification and Debt Restructuring"), the LLC is obligated to satisfy these payment subsidies out of the cash flows generated by the mortgage related securities it owns. If the LLC's cash flows are insufficient to pay this obligation, we remain responsible to satisfy our obligations under the Remediation Agreement.

     The proceeds of the stock fund will be used to pay borrowers and to finance a variety of consumer educational and counseling programs. We do not manage the fund created for this purpose. The number of shares of common stock deposited in the fund does not adjust to account for fluctuations in the market price of our common stock. Changes to the market price of these shares of common stock deposited in the fund do not have any impact on our financial statements. We did not make any additional financial commitments between the settlement date and March 2000, or at any time thereafter. The Stipulated Order on Consent and the Remediation Agreement both expired by their terms in September 2002. We remain obligated as discussed above to continue to make subsidy payments on behalf of borrowers identified by the NYSBD for so long as these borrowers continue to make payments under the applicable mortgage loans.

     We believe that we are in material compliance with applicable federal and state laws and regulations.

     ENVIRONMENTAL MATTERS

     To date, we have not been required to perform any environmental investigation or clean-up activities, nor have we been subject to any environmental claims. There can be no assurance, however, that this will remain the case in the future. Although we primarily lend to owners of residential properties, in the course of our business, we may acquire properties securing loans that are in default. There is a risk that we could be required to investigate and clean-up hazardous or toxic substances or chemical releases at these properties, and may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and clean-up costs incurred in connection with the contamination. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

     EMPLOYEES

     As of March 31, 2004, we had a total of 913 employees (including both full-time and part-time employees). None of our employees are covered by a collective bargaining agreement. We consider our relations with our employees to be good.

     PROPERTIES

     Our executive and administrative offices are located at 1000 Woodbury Road, Woodbury, New York 11797, where we lease approximately 107,000 square feet of office space at an aggregate annual rent of approximately $2.3 million. The lease provides for certain scheduled rent increases and expires in 2009.

     We also maintain business development offices in New Jersey, Ohio, Pennsylvania and Virginia. Our retail operation currently maintains 11 retail origination centers in Arizona, Illinois, Kansas, Missouri, New York, North Carolina, Ohio (2), Pennsylvania (2), and Tennessee. We also maintain one telemarketing hub and one underwriting hub in Ohio. The terms of these leases vary as to duration and rent escalation provisions, with the latest expiring in 2009.

                                   MANAGEMENT

     DIRECTORS AND EXECUTIVE OFFICERS

     Our Directors and Executive Officers and their ages as of April 1, 2004, are as follows:

                                           DIRECTOR
NAME                                AGE      SINCE     POSITION HELD WITH THE COMPANY
------                             -----   ---------   -------------------------------
Sidney A. Miller ...............     69       1996     Chairman of the Board of Directors(1)
Hugh Miller ....................     40       1996     President, Chief Executive Officer and Director(1)
Richard Blass ..................     40       1996     Executive Vice President, Chief Financial Officer and
Director(1)
Spencer I. Browne ..............     54       2003     Director(2)
Martin D. Payson ...............     68       1996     Director(2)(3)(4)
Arnold B. Pollard ..............     61       1996     Director(2)(3)(4)
Margaret Williams ..............     49       2000     Director
Randall F. Michaels ............     44         --     Executive Vice President, Sales and Marketing
Lee Miller .....................     34         --     Executive Vice President, Chief Credit Officer and
Treasurer
Marc E. Miller .................     37         --     Senior Vice President, General Counsel and Secretary

------------------
(1) Member of executive committee.

(2) Member of audit committee.

(3) Member of compensation committee.

(4) Member of nominating committee.

DIRECTORS

     Our Board of Directors currently consists of seven members divided into three classes serving staggered terms, with the term of one class of Directors to expire each year. At the Annual Meeting to be held in 2004, the stockholders will elect the Class II Directors, each for a term of three years, expiring in 2007 and until their successors shall have been elected and qualified. The current term of the Class I Directors expires in 2006, and the term of the Class III Directors expires in 2005, at which times Directors of such classes will be elected for three-year terms.

     With the exception of Sidney A. Miller, Hugh Miller and Richard Blass, all of our directors are independent directors for purposes of the American Stock Exchange's listing criteria.

CLASS I DIRECTORS

     Richard Blass is our Executive Vice President and has been the Chief Financial Officer since 1997, and a Director since 1996. He has served in various capacities since joining us in 1992. Before then, Mr. Blass was a money market and derivatives trader at Citicorp Securities Markets Inc.

     Arnold B. Pollard, Ph.D., is the Chief Executive Officer of CE Group and joined our Board of Directors in 1996. Dr. Pollard has been the President of Decision Associates, a management consulting firm specializing in organizational strategy and structure, for over 25 years. Dr. Pollard served as Chief Executive Officer of Chief Executive Group, which publishes Chief Executive magazine, from 1993 to 2002. Dr. Pollard was also a founding member of the Strategic Decision Analysis Group of SRI. Dr. Pollard also serves on the Board of Directors of Firebrand Financial Corporation, Sonic Foundry, the International Management Education Foundation, and The Committee for Economic Development, and is on the advisory board of People Trends, Inc.

CLASS II DIRECTORS

     Sidney A. Miller founded our company and has been Chairman of the Board of Directors since our inception. He was our President and Chief Executive Officer from 1982 to 1991 and has been involved in the mortgage banking industry since 1974. He is also a chartered life insurance underwriter. Mr. Miller is a Board Member of the Interfaith Nutrition Network for the Homeless, Finance Chairman of the Board of Trustees for Hunter College Foundation, an

Executive Board Member of the Boy Scouts of America, a Member of Business Executives for National Security and an Associate Trustee of North Shore University Hospital.

     Martin D. Payson joined our Board of Directors in 1996. Mr. Payson is an investor and business advisor, having formerly served as Vice Chairman of Time Warner, Inc. from 1990 to 1992, and prior to the merger of Time Inc. and Warner Communications, Inc., Mr. Payson held the position of Office of the President and General Counsel of Warner Communications, Inc., of which he also was a Director for 14 years. From 1997 to 2000, he was Chairman of Latin Communications Group Inc. Mr. Payson serves on the Board of Directors of Panavision Inc. and Information Holdings, Inc.

     Spencer I. Browne joined our Board of Directors in 2003. Mr. Browne is a principal of Strategic Asset Management, LLC, a privately owned investment firm that he founded in November 1996 to assist small and mid-sized companies with access to the capital markets. Before then, in 1996, Mr. Browne served as President, Chief Executive Officer and a director of Asset Investors Corporation, now American Land Lease, Inc., a company he co-founded in 1986. In addition, from June 1990 to March 1996, Mr. Browne was president and a director of MDC Holdings, Inc., a major U.S. homebuilder. Mr. Browne currently serves on the Board of Directors of Annaly Mortgage Management, Inc., Internet Commerce Corporation and Government Properties Trust, Inc.

CLASS III DIRECTORS

     Hugh Miller has been our President and Chief Executive Officer since 1991, and a Director since our inception. He has been associated with us in various capacities since 1985 and has been primarily responsible for our day-to-day operations since 1985. Mr. Miller serves on the executive committee of the National Home Equity Mortgage Association.

     Margaret A. Williams joined our Board of Directors in April 2000. Ms. Williams has been the Chief of Staff for the Office of William J. Clinton since 2001. Before then, Ms. Williams served as the President of Fenton Communications, a public relations firm, from 2000 to 2001 and as a communications consultant from 1997 to 2000. Ms. Williams served as one of seventeen assistants to then President of the United States of America, William Jefferson Clinton and as Chief of Staff to then First Lady Hillary Rodham Clinton from 1993 to 1997. Ms. Williams was the Director of Communications for the Children's Defense Fund, a national non-profit organization, from 1985 to 1990 and the Deputy Director of Media Relations for the Center on Budget and Policy from 1983 to 1985.

OTHER SENIOR MANAGEMENT

     Randall F. Michaels is our Executive Vice President in charge of Sales and Marketing. Mr. Michaels re-joined us in September 2001 as the National Sales Manager, the position he previously held from 1995 until June 2001. Mr. Michaels is primarily responsible for supervising all aspects of our sales and marketing. Prior to joining us, Mr. Michaels was Regional Sales Manager of Quality Mortgage/Express Funding Inc., a mortgage finance company, for two years and, before that, Regional Sales Manager for American Funding Group, a mortgage finance company, for six years.

     Lee Miller, CFA, is our Executive Vice President, Chief Credit Officer and Treasurer. Mr. Miller joined us in 1994 as an Assistant Vice President, and his responsibilities have included analyzing securitization structures, product development, pricing, secondary marketing and risk management. Prior to joining us, Mr. Miller worked at J.P. Morgan Institutional Management trading money market securities and analyzing relative value.

     Marc E. Miller has been our Senior Vice President and General Counsel since 1998, overseeing our corporate legal department. Mr. Miller joined us in 1993 as an Assistant Vice President, primarily overseeing aspects of default management and other legal responsibilities. Prior to joining us, from 1991 to 1993, Mr. Miller was an associate at the law firm of Winick & Rich, P.C., where he specialized in commercial litigation.

FAMILY RELATIONSHIPS

     Hugh Miller, Marc E. Miller and Lee Miller are Sidney A. Miller's sons. No other family relationship exists among any of our Directors or executive officers as of the date of this prospectus. No arrangement or understanding exists between any Director or executive officer or any other person pursuant to which any Director or executive officer was selected as a Director or executive officer. Subject to their rights under applicable employment agreements, each executive officer serves at the pleasure of the Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     As of the date of this prospectus, we are authorized to issue up to 49,000,000 shares of common stock. As of March 31, 2004, we had 16,935,502 shares of common stock issued and outstanding and had reserved 3,700,000 shares of common stock for issuance upon exercise of options.

     DIVIDENDS

     The holders of common stock are entitled to receive dividends when, as and if declared by our Board of Directors, out of funds legally available for their payment.

     RIGHTS UPON LIQUIDATION

     In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

     VOTING RIGHTS

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

     MISCELLANEOUS

     The holders of common stock are not entitled to preemptive or redemption rights. Shares of common stock are not convertible into shares of any other class of capital stock. Mellon Investor Services, LLC is the transfer agent and registrar for our common stock.

     LISTING

     Our common stock is traded on the American Stock Exchange under the symbol "DFC."

     REGISTRATION RIGHTS

     Under a registration rights agreement that we entered into in December 2000, the holders of approximately 862,403 shares of our common stock, 722,403 of which may be sold under this prospectus in connection with offerings that we effect through an agent, dealer or underwriter, have the right to include their shares in any registration statement that we file for capital-raising purposes or, under some circumstances, to require us to file a registration statement for the resale of their shares. Upon the completion of the sales contemplated by this prospectus, these holders will have no further registration rights under the agreement as to the shares that have been sold.

PREFERRED STOCK

     Pursuant to our Certificate of Incorporation, as amended, the Board of Directors has the authority, without further action by our stockholders, to issue up to 1,000,000 shares of preferred stock. The Board of Directors may issue this stock in one or more series and may fix the rights, preferences, privileges and restrictions of this stock. Some of the rights and preferences that the Board of Directors may designate include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms. The Board of Directors may determine the number of shares constituting any series or the designation of such series. Any or all of the rights and preferences selected by the Board of Directors may be greater than the rights of the common stock.

     We redeemed all of our shares of Series A preferred stock in June 2004. Subject to the redemption of the Series A preferred stock, our board of directors declared a quarterly cash dividend of $0.05 per common share. This dividend is expected to be paid on July 9, 2004 to stockholders of record as of the close of business on June 25, 2004.

                              SELLING STOCKHOLDERS

     Two trusts controlled by members of the Miller Family, who as of March 31, 2004 owned approximately 62% in the aggregate of our outstanding common stock (approximately 43% if all of the shares that may be offered hereby are sold), may sell shares in offerings made with this prospectus. Richard Blass, our Executive Vice President, Chief Financial Officer and one of our directors, and Randall F. Michaels, our Executive Vice President, may also sell an aggregate of 140,000 shares of common stock issuable upon exercise of employee stock options. To our knowledge, only one additional selling stockholder owned 1.0% or more of our common stock as of that date. The following table sets forth the number of shares of common stock owned by each of these selling stockholders as of March 31, 2004, the maximum number of shares that each may sell in offerings made with this prospectus, and their holdings upon the sale of all of the shares that they may sell in these offerings.

                                                                  SHARES BENEFICIALLY OWNED
                                               ----------------------------------------------------------------
                                                 NO. BEFORE         % BEFORE             NO.          % AFTER
NAME OF SELLING STOCKHOLDER                       OFFERING           OFFERING          OFFERED        OFFERING
----------------------------                    ------------        ----------       ----------      ----------
Sidney A. Miller 2001 Family Trust(1) .......    3,655,014            21.6%(2)         850,000         13.9%(3)
Rona V. Miller 2001 Family Trust(1) .........    3,655,013            21.6%(2)         850,000         13.9%(3)
Jeffries & Co. Inc. .........................      316,750             1.9%(2)         316,750          0%(3)
Richard Blass ...............................      311,079             1.8%(4)         100,000          1.0%(5)
Randall F. Michaels .........................       48,960            *(6)              40,000         *(7)

---------------
(1) Hugh Miller, Marc E. Miller, Lee Miller and William J. Horan are each trustees of this trust, and have shared voting and investment power over the shares held by the trust. Hugh Miller is our President and Chief Executive Officer, Marc E. Miller is our Senior Vice President and General Counsel, Lee Miller is our Executive Vice President and Chief Credit Officer and William J. Horan is our Vice President and Assistant General Counsel. In addition, each of Hugh, Marc and Lee Miller and William J. Horan are holders of 5% or more of our common stock, either directly or as trustees for these trusts.

(2)  Based on 16,935,502 shares of common stock outstanding on March 31, 2004.

(3) Based on 16,935,502 shares of common stock outstanding on March 31, 2004, plus the up to 3,137,597 shares that we may issue in offerings made under this prospectus, and 140,000 shares that will be issued upon the exercise of stock options held by Messrs. Blass and Michaels.

(4) Based on 16,935,502 shares of common stock outstanding on March 31, 2004, plus 290,000 shares of common stock subject to options currently exercisable or options exercisable within 60 days.

(5) Based on 16,935,502 shares of common stock outstanding on March 31, 2004, plus 190,000 shares of common stock subject to options currently exercisable or options exercisable within 60 days, plus the 140,000 shares of common stock to be issued upon excercise of options sold under this prospectus, plus up to 3,137,597 shares of common stock that we may issue in offerings made under this prospectus.

(6) Based on 16,935,502 shares of common stock outstanding on March 31, 2004, plus 40,000 shares of common stock subject to options currently exercisable or options exercisable within 60 days.

(7) Based on 16,935,502 shares of common stock outstanding on March 31, 2004, plus 140,000 shares of common stock to be issued upon excercise of options and sold under this prospectus.

* Less than 1%.

     Approximately 400 additional selling stockholders may sell up to 405,250 shares of common stock, in the aggregate, in offerings made under this prospectus. To our knowledge, each of these stockholders held less than 1.0% of our common stock as of March 31, 2004.

                              PLAN OF DISTRIBUTION

     We and the selling stockholders may sell the common stock offered by this prospectus from time to time only to or through one or more underwriters, dealers or agents that, in each case, we may appoint.

     Our common stock may be sold under this prospectus at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices.

     Each time that our common stock is offered under this prospectus, the prospectus supplement, if required, will set forth:

     o the name of any underwriter, dealer or agent, if any, involved in the offer and sale of the common stock;

     o  the terms of the offering;

     o any discounts, concessions or commissions and other items that may constitute compensation received by the underwriters, dealers, agents or broker-dealers;

     o  any initial public offering price;

     o  any discounts or concessions allowed or reallowed or paid to dealers;

     o  any securities exchanges on which the common stock will be listed; and

     o  the anticipated delivery date of the common stock.

     We may determine the price or other terms of the common stock offered in this prospectus or any applicable prospectus supplement by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

     Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or from our purchasers (as their agents in connection with the sale of securities). The compensation received may be in excess of customary discounts, concessions or commissions. Any underwriters, dealers, agents or other purchasers participating in the distribution of the common stock may be considered "underwriters" under the Securities Act of 1933, as amended. As a result, discounts, commissions, or profits on resale received by them on the sale of the common stock may be treated as underwriting discounts and commissions.

     Underwriters, dealers and agents may be entitled, under agreements entered into with us to indemnification by us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the selling stockholders, on the one hand, and the underwriters, dealers and agents, on the other hand.

     We and the selling stockholders may grant underwriters who participate in the distribution of common stock an option to purchase additional shares to cover over-allotments, if any, in connection with the distribution. Underwriters or agents and their associates may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

     If underwriters or dealers are used in the sale, the common stock will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices relating to such prevailing market prices, or at negotiated prices. The common stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of those firms. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters or dealers to purchase the common stock offered will be subject to a number of conditions precedent, and the underwriters or dealers will be obligated to purchase all the offered shares if any are purchased.

     The common stock may be sold through agents designated by us from time to time. Any agent involved in the offer or sale of the common stock in respect of which this prospectus is delivered will be named in the prospectus supplement. Unless otherwise indicated, any agent will be acting on a best efforts only basis for the period of its appointment.

     To the extent that we or the selling stockholders make sales to or through one or more underwriters or agents in at-the-market offerings, we will do so under a distribution agreement between us and the selling stockholders, on the one hand, and the underwriters or agents, on the other hand. If we engage in at-the-market sales under a distribution agreement, we and the selling stockholders will sell shares of our common stock to or through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, our common stock may be sold on a daily basis in exchange transactions or otherwise as we and the selling stockholders agree with the underwriters or agents. The distribution agreement will provide that any shares of our common stock sold will be sold at prices related to the then prevailing market prices for our common stock. Therefore, exact figures regarding proceeds that will be raised or commissions that will be paid cannot be determined at this time and we will describe them in a prospectus supplement. Under the distribution agreement, we also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our common stock. The terms of each distribution agreement will be set forth in more detail in a prospectus supplement to this prospectus.

     In connection with the offering of the common stock, certain underwriters and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. These transactions may include stabilization transactions effected in accordance with Regulation M adopted by the SEC, under which these persons may bid for or purchase shares of common stock for the purpose of stabilizing their market price.

     The underwriters in an offering of common stock may also create a "short position" for their account by selling more shares in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing shares in the open market following completion of the offering of these shares or by exercising any over-allotment option granted to them by us or the selling stockholders. In addition, any managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the shares that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

     If indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by institutional investors to purchase common stock from us and the selling stockholders under contracts providing for payment and delivery at a future date. In all cases, these purchasers must be approved by us. Unless otherwise set forth in the applicable prospectus supplement, the obligations of any purchaser under any of these contracts will not be subject to any conditions, except that the purchase of the common stock must not at the time of delivery be prohibited under the laws of any jurisdiction to which that purchaser is subject and if common stock also is being sold to underwriters, we or the selling stockholders must have sold to these underwriters the shares not subject to delayed delivery. Underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

     Our common stock is listed on the American Stock Exchange under the symbol "DFC." Unless otherwise specified, any shares of common stock sold under a prospectus supplement will be listed on the American Stock Exchange, subject to official notice of issuance. Any of our underwriters or agents may make a market in our common stock, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. We cannot, therefore, give any assurance as to the liquidity of our trading market for our common stock.

     Under the securities laws of some states, the common stock registered by the registration statement that includes this prospectus may be sold in those states only through registered or licensed brokers or dealers.

     Any person participating in the distribution of the common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934, and the applicable rules and regulations of the SEC, including, among others, Regulation M noted above, which may limit the timing of purchases and sales of any of the common stock by such a person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities. These restrictions may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities.

                                  LEGAL MATTERS

     The validity of the common stock to be offered will be passed upon for us by Morrison & Foerster LLP, New York, New York.

                                     EXPERTS

     The consolidated financial statements of Delta Financial Corporation as of December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003, appearing elsewhere in this prospectus, have been included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, which is included in this prospectus and upon the authority of that firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with the Exchange Act, we file reports and other information with the SEC. These reports and other information can be read and copies obtained at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet site at http://www.sec.gov that contains reports and information statements and other information regarding issuers that file electronically with the SEC, including our company.

     We have filed with the SEC a registration statement on Form S-2 under the Securities Act covering the securities offered by this prospectus. This prospectus does not contain all of the information in the registration statement. You will find additional information about us and our securities in the registration statement. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents which are filed as exhibits to the registration statement or otherwise filed with the SEC.

     This prospectus incorporates documents, including important business and financial information, by reference that are not part of this prospectus or delivered with this prospectus. This means that we are disclosing important information to you by referring you to those documents. You should be aware that information in a document incorporated by reference may have been modified or superseded by information that is included in other documents that were filed at a later date and which are also incorporated by reference or included in this prospectus.

     We have filed the following documents with the SEC and they are incorporated in this prospectus by reference:

     o  our annual report on Form 10-K for the year ended December 31, 2003;

     o our quarterly report on Form 10-Q for the three months ended March 31, 2004; and

     o  our current report on Form 8-K filed on March 17, 2004.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge, upon written or oral request, to each person to whom a copy of this prospectus is delivered, a copy of any of our documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) incorporated by reference herein. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Delta Financial Corporation, 1000 Woodbury Road, Woodbury, New York 11797, Attention: Investor Relations, (516) 812-8217.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm ...................  F-2

Consolidated Balance Sheets
    as of December 31, 2003 and December 31, 2002 .........................  F-3

Consolidated Statements of Operations,
    Years Ended December 31, 2003, 2002 and 2001 ..........................  F-4

Consolidated Statements of Changes in Stockholders' Equity,
    Years Ended December 31, 2003, 2002 and 2001 ..........................  F-5

Consolidated Statements of Cash Flows,
    Years Ended December 31, 2003, 2002 and 2001 ..........................  F-6

Notes to Audited Consolidated Financial Statements ........................  F-7

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
    as of March 31, 2004 (unaudited) and December 31, 2003 ................ F-30

Consolidated Statements of Operations
    for the three month periods ended March 31, 2004 and March 31, 2003 ... F-31

Consolidated Statements of Changes in Stockholders' Equity
    for the three month period ended March 31, 2004 ....................... F-32

Consolidated Statements of Cash Flows
    for the three month periods ended March 31, 2004 and March 31, 2003 ... F-33

Notes to Unaudited Consolidated Financial Statements ...................... F-34

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Delta Financial Corporation:

We have audited the accompanying consolidated balance sheets of Delta Financial Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Financial Corporation and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The Company adopted FASB Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" as of December 31, 2002.


/s/ KPMG LLP

Melville, New York
March 22, 2004

DELTA FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2003

(DOLLARS IN THOUSANDS)                                                      2002          2003
                                                                         ---------     ---------
ASSETS
Cash and interest-bearing deposits ..................................    $   3,405     $   4,576
Accounts receivable .................................................        1,700         2,569

LOANS HELD FOR SALE, NET ............................................       33,984       190,801
Excess cashflow certificates, net ...................................       24,565        19,853
Equipment, net ......................................................        2,553         3,147
Prepaid and other assets ............................................        1,737         4,861
Deferred tax asset, net .............................................        5,600        31,184
                                                                         ---------     ---------
    Total assets ....................................................    $  73,544     $ 256,991
                                                                         =========     =========

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Bank payable ........................................................    $   1,369     $   2,292
Warehouse financing .................................................       13,757       144,826
Other borrowings ....................................................        2,595         2,362
Senior notes ........................................................       10,844            --
Accounts payable and accrued expenses ...............................       15,482        11,558
                                                                         ---------     ---------
    Total liabilities ...............................................    $  44,047     $ 161,038
                                                                         =========     =========

STOCKHOLDERS' EQUITY:
Preferred stock, Series A, $.01 par value. Authorized 150,000 shares,
  139,156 shares authorized and outstanding .........................       13,916        13,916
Common stock, $.01 par value. Authorized 49,000,000 shares;
  16,022,349 shares issued and 15,905,549 shares outstanding at
  December 31, 2002 and 17,032,052 shares issued and 16,915,252
  shares outstanding at December 31, 2003 ...........................          160           170
Additional paid-in capital ..........................................       99,482        99,913
Accumulated deficit .................................................      (82,743)      (16,728)
Treasury stock, at cost (116,800 shares) ............................       (1,318)       (1,318)
                                                                         ---------     ---------
    Total stockholders' equity ......................................       29,497        95,953
                                                                         ---------     ---------
    Total liabilities and stockholders' equity ......................    $  73,544     $ 256,991
                                                                         =========     =========

See accompanying notes to consolidated financial statements.

DELTA FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2001, 2002 and 2003

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                2001             2002             2003
                                                         ------------     ------------     ------------
REVENUES:
  Net gain on sale of mortgage loans ................    $     38,326     $     57,974     $     94,782
  Interest income ...................................          11,158           11,803           12,418
  Excess cashflow certificate income ................          11,774            1,973            2,323
  Impairment of excess cashflow certificates ........         (19,676)          (2,085)              --
  Gain(loss) on sale of excess cashflow certificates          (25,402)              --              220
  Servicing fees ....................................           2,983               --               --
  Other income ......................................             188            1,281              425
                                                         ------------     ------------     ------------
    Total revenues ..................................    $     19,351     $     70,946     $    110,168
                                                         ============     ============     ============

EXPENSES:
  Payroll and related costs .........................          29,867           27,120           39,147
  Interest expense ..................................          16,132            5,273            5,509
  General and administrative ........................          48,333           22,685           23,460
  Restructuring and other special charges ...........           2,678               --               --
  Extinguishment of debt ............................          19,255               --               --
                                                         ------------     ------------     ------------
    Total expenses ..................................         116,265           55,078           68,116
                                                         ============     ============     ============
  Income (loss) before income tax expense (benefit) .         (96,914)          15,868           42,052
  Provision for income tax expense (benefit) ........           2,876           (1,769)         (25,354)
                                                         ------------     ------------     ------------
    Net income (loss) ...............................    $    (99,790)    $     17,637     $     67,406
                                                         ============     ============     ============

BASIC EARNINGS PER SHARE:
Net income (loss) per share .........................    $      (6.28)    $       1.11     $       4.05

DILUTED EARNINGS PER SHARE:
Net income (loss) per share .........................    $      (6.28)    $       1.04     $       3.59
Basic-Weighted average number of shares outstanding .      15,883,749       15,894,913       16,308,561
Diluted-Weighted average number of shares outstanding      15,883,749       16,971,028       18,407,249

See accompanying notes to consolidated financial statements.

DELTA FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF
CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2001, 2002 and 2003

                                                                       ADDITIONAL
                                            PREFERRED      CAPITAL       PAID-IN     ACCUMULATED     TREASURY
(DOLLARS IN THOUSANDS)                        STOCK         STOCK        CAPITAL       DEFICIT         STOCK          TOTAL
                                            ---------     --------     ----------    -----------     --------       --------
Balance at December 31, 2000 .........            --           160        99,472          (590)        (1,318)        97,724
Issuance of preferred stock related to
  debt exchange ......................        13,916            --            --            --             --         13,916
Net loss .............................            --            --            --       (99,790)            --        (99,790)
                                            --------      --------      --------      --------       --------       --------

Balance at December 31, 2001 .........        13,916           160        99,472      (100,380)        (1,318)        11,850
Stock options exercised ..............            --            --            10            --             --             10
Net income ...........................            --            --            --        17,637             --         17,637
                                            --------      --------      --------      --------       --------       --------

Balance at December 31, 2002 .........        13,916           160        99,482       (82,743)        (1,318)        29,497
Stock options exercised ..............            --             1           431            --             --            432
Warrants exercised ...................            --             9            --            --              9
Preferred stock dividends ............            --            --            --        (1,391)            --         (1,391)
Net income ...........................            --            --            --        67,406             --         67,406
                                            --------      --------      --------      --------       --------       --------

Balance at December 31, 2003 .........      $ 13,916           170        99,913       (16,728)        (1,318)        95,953
                                            ========      ========      ========      ========       ========       ========

See accompanying notes to consolidated financial statements.

DELTA FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2001, 2002 and 2003

(DOLLARS IN THOUSANDS)                                                 2001          2002          2003
                                                                    ---------     ---------     ---------
Cash flows from operating activities:
  Net income (loss) ............................................    $ (99,790)    $  17,637     $  67,406
  Adjustments to reconcile net income to net cash (used in)
  provided by operating activities:
    (Reversal) provision for loan and recourse losses ..........        2,431           603           (12)
    Depreciation and amortization ..............................        8,361         3,236         1,634
    Extinguishment of debt .....................................       19,255            --            --
    Deferred tax benefit .......................................           --            --       (25,584)
    Deferred origination costs .................................          578           545           751
    (Gain) loss on sale of excess cashflow certificates ........       25,402            --          (220)
    Impairment of excess cashflow certificates .................       19,676         2,085            --
    Excess cashflow certificates received in
      securitization transactions, net .........................      (13,026)       (9,885)       (5,288)
  Changes in operating assets and liabilities:
    (Increase) decrease in accounts receivable .................       17,542         2,362          (869)
    (Increase) decrease in loans held for sale, net ............      (14,263)       59,348      (157,468)
    (Increase) decrease in prepaid and other assets ............       42,127          (173)       (3,124)
    (Decrease) increase in accounts payable and accrued expenses          205        (4,808)       (4,012)
    Decrease in investor payable ...............................      (69,489)           --            --
    Decrease in advance payment by borrowers for
      taxes and insurance ......................................      (12,940)           --            --
                                                                    ---------     ---------     ---------
  Net cash (used in) provided by operating activities ..........      (73,931)       70,950      (126,786)
                                                                    ---------     ---------     ---------
Cash flows from investing activities:
  Proceed on sale of excess cashflow certificates ..............       15,000            --        10,220
  (Purchase) disposition of equipment ..........................        1,735          (791)       (2,228)
                                                                    ---------     ---------     ---------
  Net cash provided by (used in) investing activities ..........       16,735          (791)        7,992
                                                                    ---------     ---------     ---------
Cash flows from financing activities:
  Proceeds (repayments) of warehouse financing .................        5,941       (67,120)      131,069
  Repayments of other borrowings ...............................       (4,945)       (6,156)         (233)
  Increase in bank payable, net ................................          340           102           923
  Redemption of Senior Notes ...................................           --            --       (10,844)
  Cash dividends paid on preferred stock .......................           --            --        (1,391)
  Proceeds from exercise of warrants ...........................           --            --             9
  Proceeds from exercise of stock options ......................           --            10           432
                                                                    ---------     ---------     ---------
  Net cash provided (used in) financing activities .............        1,336       (73,164)      119,965
                                                                    ---------     ---------     ---------
Net increase (decrease) in cash and interest-bearing deposits ..      (55,860)       (3,005)        1,171
Cash and interest-bearing deposits at beginning of period ......       62,270         6,410         3,405
                                                                    ---------     ---------     ---------
Cash and interest-bearing deposits at end of period ............    $   6,410     $   3,405     $   4,576
                                                                    =========     =========     =========
Supplemental Information:
Cash paid during the year for:
  Interest .....................................................    $  14,605     $   5,435     $   5,911
  Income taxes .................................................          888           278         1,018
                                                                    =========     =========     =========

See accompanying notes to consolidated financial statements.

                  DELTA FINANCIAL CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2003, 2002, AND 2001

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) ORGANIZATION

      Delta Financial Corporation ("Delta," "we," or the "Company") is a Delaware corporation, which was organized in August 1996. On October 31, 1996, we acquired all of the outstanding common stock of Delta Funding Corporation ("Delta Funding"), a New York corporation which had been organized on January 8, 1982 for the purpose of originating, selling, servicing and investing in residential first and second mortgages. On November 1, 1996, we completed an initial public offering of 4,600,000 shares of common stock, $.01 par value.

(B) PRINCIPLES OF CONSOLIDATION

      The accompanying consolidated financial statements are prepared on the accrual basis of accounting and include our accounts and those of our wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

(C) USE OF ESTIMATES

      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of excess cashflow certificates and a valuation allowance on deferred tax assets. Actual results could differ from those estimates and assumptions.

(D) RECLASSIFICATION

      Certain prior period amounts in the consolidated financial statements and notes have been reclassified to conform with the current year presentation.

(E) LOAN ORIGINATION FEES AND COSTS

      Loan origination fees received, net of direct costs of originating or acquiring mortgage loans, are recorded as adjustments to the initial investment in the loan. Such fees are deferred and amortized until the loans are securitized or sold.

(F) LOANS HELD FOR SALE, NET

      Loans held for sale are accounted for at the lower of cost or estimated fair value, determined on a net aggregate basis. Cost includes unamortized loan origination fees and costs which are recognized as a component of net gain on sale and are amortized over the estimated life of the loans or when sold. Net unrealized losses are provided for in a valuation allowance created through a charge to operations. Losses are recognized when the fair value is less than cost.

(G) SECURITIZATION AND SALE OF MORTGAGE LOANS

      Securitizations, whether structured as off-balance sheet sales or on-balance sheet financings, effectively provide us with a source of long-term financing.

      In a securitization, we pool together loans, typically each quarter, and sell these loans to a securitization trust, which is a qualified special purpose entity, or QSPE. The securitization trust raises cash to purchase the mortgage loans from us by selling securities to the public. These securities, known as "asset-backed pass-through securities," are secured, or backed, by the pool of mortgage loans that the securitization trust purchases from us. These asset-backed securities, or senior certificates, are usually purchased by insurance companies, mutual funds and/or other institutional investors. These securities represent senior interests in the cash flows from the mortgage loans in the trust. We carry no contractual obligation related to these trusts or the loans sold to them, nor do we have any direct or contingent liability related to the trusts, except for the standard representations and warranties typically made as part of a sale of loans on a non-recourse basis. Furthermore, we provide no guarantees to investors with respect to the cash flow or performance for these trusts.

      In our securitizations, the securitization trust issues senior certificates, which entitle the holders of these senior certificates to receive the principal collected, including prepayments of principal, on the mortgage loans in the trust. In addition, holders receive a portion of the interest paid on the loans in the trust equal to the pass-through interest rate on the remaining principal balance of the pass-through certificates. Depending upon the structure, the securitization trust may also issue interest-only certificates, which entitle the holders to receive payments of interest at a pre-determined rate over a fixed period of time. The securitization trust also issues a subordinate certificate or BIO certificate, referred to as an excess cashflow certificate, and a P certificate. Each month, the P certificate holder is entitled to receive prepayment penalties received from some borrowers who payoff their loans early.

      For any monthly distribution, the holder of an excess cashflow certificate receives payments only after all required payments have been made on all the other securities issued by the securitization trust. In addition, before the holder of the excess cash flow certificate receives payments, cash flows from such excess cashflow certificates are applied in a "waterfall" manner described in more detail in Note 6 "Securitization."

      We began utilizing a new securitization structure in 2002, in which we completed a concurrent net interest margin, or NIM, transaction. In a NIM transaction, we sell the excess cashflow certificate and P certificate to a NIM trust (which is also a QSPE), which in turn, issues interest-bearing NIM note(s) and a NIM owner trust certificate. We sell the excess cashflow certificate and P certificate for a cash purchase price without recourse except that we provide standard representations and warranties to the NIM trust. One or more investors purchase the NIM note(s) and we receive the proceeds of the sale of the note(s), together with the NIM owner trust certificate in consideration of our selling the excess cashflow certificate and P certificates to the NIM Trust.

      The NIM note(s) entitles the holder to be paid a specified interest rate, and further provides for all cash flows generated by the excess cashflow certificate and P certificate to be used to pay all principal and interest on the NIM note(s) until paid in full. This typically occurs approximately 22-25 months from the date the NIM note(s) were issued. The NIM owner trust certificate entitles us to all cash flows generated by the excess cashflow certificate and P certificate after the holder of the NIM note(s) has been paid in full. As such, for securitizations structured as off-balance sheet sales, we classify the NIM owner trust certificate on our balance sheet as an excess cashflow certificate and value the NIM owner trust certificate using the same assumptions that we utilize in valuing excess cashflow certificates.

      As part of a NIM transaction, we are required to "fully fund" the O/C at closing as required by the rating agencies and due to the securitization structure itself -- as opposed to having it build up over time as we had in past securitizations -- which is why we sold senior pass-through certificates totaling approximately 1.05% to 2.00% less than the collateral sold to the securitization trust. We use a portion of the proceeds we receive from selling NIM note(s) to make up for the difference between (1) the principal amount of the mortgage loans sold and (2) the proceeds from selling the senior pass-through certificates.

      NIM transactions have enabled us to generate positive upfront cash flow when we securitize our mortgage loans -- I.E., the cash proceeds that we receive when the securitization and related NIM transaction close (net of funding the upfront overcollateralization and securitization and NIM costs) have exceeded our cost to originate the loans included in the transaction. The transactions have yielded net cash proceeds in amounts comparable to, and in most cases higher than, whole loan sales.

      In the securitizations and related NIM transactions we completed in 2002 and 2003, in which the underlying securitization was structured as an off-balance sheet sale under SFAS No. 140, we recorded the net cash proceeds generated from the sale of the NIM notes as a component of our net gain on sale of mortgage loans. Under this structure, we also retained (and recorded as a component of our net gain on sale of mortgage loans) a relatively small excess cashflow certificate that we recorded at its estimated fair value, ranging from 0.0% to 1.0% of the securitized collateral. See Note No. 6 of Notes to the Consolidated Financial Statements " -- Securitization."

      We have found that, at times, we can receive better economic results by selling some mortgage loans on a whole loan, non-recourse basis, without retaining servicing rights, generally in private transactions to financial institutions or consumer finance companies. We recognize a gain or loss when we sell loans on a whole loan basis equal to the difference between the cash proceeds received for the loans and our investment in the loans, including any unamortized loan origination fees and costs.

(H) EXCESS CASHFLOW CERTIFICATES, NET

      We classify excess cashflow certificates that we receive upon the securitization of a pool of loans as "trading securities." The excess cashflow certificates represent an ownership interest in a securitization trust. The assets of each securitization trust consist primarily of two groups of mortgage loans: a group of fixed rate mortgage loans and a group of hybrid/adjustable rate mortgage loans. The mortgage loans in each mortgage pool underlying each excess cashflow certificate consist of fully amortizing and balloon mortgage loans secured by first or second liens primarily on one- to four-family residential real properties having original terms to stated maturity of not greater than 30 years.

      The amount initially allocated to the excess cashflow certificates at the date of a securitization reflects their fair value. At the time each securitization transaction closes, we determine the present value of the related excess cashflow certificates using certain assumptions we make regarding the underlying mortgage loans. The excess cashflow certificate is then recorded on our consolidated financial statements at an estimated fair value. Our estimates primarily include the following:

      o future rate of prepayment of the mortgage loans -- the expected amount of prepayments on the mortgage loans due to the underlying borrowers of the mortgage loans paying off their mortgage loan prior to the loan's expected maturity;

      o credit losses on the mortgage loans -- our estimate of the amount of expected losses or defaults that will take place on the underlying mortgage loans over the life of the mortgage loans because the excess cashflow certificates are subordinate in right of payment to all other securities issued by the securitization trust. Consequently, any losses sustained on mortgage loans comprising a particular securitization trust are first absorbed by the excess cashflow certificates;

      o the LIBOR forward curve (using current LIBOR as the floor rate) -- our estimate of future interest rates which affects both the rate paid to the floating rate pass-through security investors (primarily the 1 month LIBOR index) and the adjustable rate mortgage loans sold to the securitization trust (which provide for a fixed rate of interest for the first 24 or 36 months and a 6 month variable rate of interest thereafter using the 6 month LIBOR index); and

      o     a discount rate used to calculate present value.

      The amount recorded for the excess cashflow certificates is reduced for distributions that we receive as the holder of these excess cashflow certificates, and is adjusted for subsequent changes in the fair value of the excess cashflow certificates we hold. The value of each excess cashflow certificate represents the cash flow we expect to receive in the future from the certificate based upon our best estimate. We monitor the performance of the loans underlying each excess cashflow certificate, and any changes in our estimates (and consequent changes in value of the excess cashflow certificates) is reflected in the line item called "impairment of excess cashflow certificates" in the quarter in which we make any change in our estimate. Although we believe that the assumptions we use are reasonable, there can be no assurance as to the accuracy of the assumptions or estimates. See Note 7 "Excess Cashflow Certificates, Net."

(I) FAIR VALUE OF FINANCIAL INSTRUMENTS

      Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosure About Fair Value of Financial Instruments," requires us to disclose the fair value of financial instruments for which it is practicable to estimate fair value. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price. Other than excess cashflow certificates which are reported at fair value, substantially all our assets and liabilities deemed to be financial instruments are carried at cost, which approximates their fair value.

(J) CASH AND INTEREST-BEARING DEPOSITS

      The fair value of cash and interest-bearing deposits consist of money market accounts which approximates the carrying value reported in our consolidated balance sheet.

(K) EQUIPMENT, NET

      Equipment, including leasehold improvements, is stated at cost, less accumulated depreciation and amortization. Depreciation of equipment is computed using the straight-line method over the estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the terms of the lease or the estimated useful lives of the improvements. Expenditures for betterments and major renewals are capitalized and ordinary maintenance and repairs are charged to operations as incurred.

(L) INCOME TAXES

      Deferred tax assets and liabilities are recognized for the future tax effects of differences between the financial reporting and tax bases of assets and liabilities. These deferred taxes are measured by applying current enacted tax rates.

(M) EARNINGS PER SHARE

      Basic Earnings Per Share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

(N) STOCK-BASED COMPENSATION

      We apply the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including the Financial Accounting Standards Board, or FASB, Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No.
123. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

                                                     YEAR ENDED DECEMBER 31,
                                              -------------------------------------
                                                 2001          2002          2003
                                              ---------     ---------     ---------
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Net income (loss), as reported ...........    $ (99,790)    $  17,637     $  67,406
Deduct total stock-based employee
  compensation expense determined under
  fair-value-based method for all rewards,
  Net of tax .............................         (445)         (469)         (282)
                                              ---------     ---------     ---------
Pro forma net income (loss) ..............    $(100,235)    $  17,168     $  67,124
                                              =========     =========     =========

Earnings (loss) per share:

                                                     YEAR ENDED DECEMBER 31,
                                              -------------------------------------
                                                 2001          2002          2003
                                              ---------     ---------     ---------
Basic--as reported .......................    $   (6.28)    $    1.11     $    4.05
                                              =========     =========     =========
Basic--pro forma .........................    $   (6.31)    $    1.07     $    3.92
                                              =========     =========     =========
Diluted--as reported .....................    $   (6.28)    $    1.04     $    3.59
                                              =========     =========     =========
Diluted--pro forma .......................    $   (6.31)    $    1.00     $    3.48
                                              =========     =========     =========

(O) SEGMENT REPORTING

      We operate as one reporting segment, as such, the segment disclosure requirements, are not applicable to us.

(P) IMPACT OF NEW ACCOUNTING STANDARDS

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 addresses the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003. However, the effective date of the statement's provisions related to the classification and measurement of certain mandatory redeemable non-controlling interests has been deferred indefinitely by the FASB, pending further Board action. The adoption of the provisions of SFAS No. 150 did not impact our results of operations or financial condition.

      In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities," for certain decisions made by the Board as part of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified after June 30, 2003 and hedging relationships entered into after June 30, 2003. The provisions of SFAS No. 149 did not impact our results of operations or financial condition.

      In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46") which was subsequently amended in December 2003 by FIN 46R. FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns, or both. Prior to FIN 46R, a company included another entity in its consolidated financial statements only if it controlled the entity through voting interests. The consolidation requirements of FIN 46R are applicable to variable interest entities created after December 31, 2003. For interests held in variable interest entities created before January 1, 2004, FIN 46R is applicable beginning on January 1, 2005. The assets, liabilities and non-controlling interests of variable interest entities created before January 1, 2004 would initially be measured at their carrying amounts, with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used. Some of our subsidiaries are QSPEs formed in connection with off-balance sheet securitizations and are not subject to the requirements of FIN 46R. Our subsidiaries that are considered variable interest entities subject to the requirements of FIN 46R, namely the trusts related to our on-balance sheet securitizations, are currently being consolidated and are included in our consolidated financial statements. Management does not expect that the application of FIN 46R will have a material impact on our consolidated balance sheet.

(Q) HEDGING ACTIVITIES

      In connection with our strategy to mitigate interest rate risk on our excess spread, we use derivative financial instruments such as Euro dollar interest rate swaps and interest rate caps. We do not use derivatives to speculate on interest rates. Rather, we use derivatives in conjunction with planned or existing balance sheet instruments in such a way as to alter the performance characteristics of virtually any such instrument. Authorized applications may (a) offset some or all of the price or income effects of the associated instrument due to interest rate changes, or (b) they could be applied with the expectation that they will serve either to enhance the yield or lower the cost relative to those which would otherwise be generated; and authorized derivatives are limited to those that trade with active secondary markets.

      SFAS No. 133 is the relevant accounting guidance and provides for all derivatives to be recorded on the balance sheet at market value. When used as hedges, special treatment may be permitted, but only if a hedging relationship is properly documented and qualifying criteria are satisfied. For derivative financial instruments not designated as hedging instruments, all gains or losses, whether realized or unrealized, are recognized in current period earnings.

      Two distinct hedging types might apply to interest rate exposures -- fair value hedges and cash flow hedges. Fair value hedges apply to recognized assets or liabilities, where value is subject to change as a consequence of an interest rate change. Cash flow hedges, on the other hand, are appropriate in connection with uncertain interest revenues or expenses associated with forthcoming periods -- whether as a consequence of an existing variable rate asset or liability or an intended purchase or sale.

      For fair value hedges, all gains or losses on the derivative are recorded in earnings. In addition, the carrying value of the hedged item is adjusted due to changes in the market value attributable to the risk being hedged, and this change in value is also recorded in current income. We exercise our discretion to choose to designate the risk being hedged as (a) the full price change of the hedged item, (b) the price change due to changes in a benchmark rate (either the risk free U.S. Treasury rate or the LIBOR-based swap rate), or (c) the price change due to the changes in the interest rate associated with the hedged item (i.e., the benchmark rate plus a credit spread), depending on the specifics of the hedge application in question.

      For cash flow hedges, derivative results are divided into the "effective" portion and the "ineffective" portion. The ineffective component of the hedge results is realized in current income, while the effective portion is initially posted to

Other Comprehensive Income, or OCI, and later re-classified as income in the same time frame in which the forecasted cash flow affects earnings.

      If and when hedge accounting is discontinued -- most likely because it is determined that the derivative no longer qualifies as an effective hedge -- the derivative will continue to be recorded on the balance sheet at its fair value, with gains or losses being recorded in earnings.

(2) SUMMARY OF REGULATORY SETTLEMENTS

      In September 1999, we settled allegations by the New York State Banking Department (the "NYSBD") and a lawsuit by the New York State Office of the Attorney General (the "NYOAG") alleging that we had violated various state and federal lending laws. The global settlement was evidenced by (a) a Remediation Agreement by and between Delta Funding and the NYSBD, dated as of September 17, 1999 and (b) a Stipulated Order on Consent by and among Delta Funding, Delta Financial and the NYOAG, dated as of September 17, 1999. As part of the Settlement, we, among other things, implemented agreed upon changes to our lending practices; are providing reduced loan payments aggregating $7.25 million to certain borrowers identified by the NYSBD; and have created a fund managed by the NYSBD and financed by the grant of 525,000 shares of Delta Financial's common stock.

      Each month, on behalf of borrowers previously designated by the NYSBD, we make subsidy payments to the related securitization trusts. These subsidy payments fund the differential between the original loan payments and the reduced loan payments. As part of the Second Exchange Offer we completed in August 2001 (see Note No. 3 "-Corporate Restructuring, Debt Modification, and Debt Restructuring"), Delta Funding Residual Exchange Company, LLC (the "LLC") (which is not our affiliate) -- the voting membership interests of which are owned by former holders of our senior secured notes and senior notes due 2004 (the "Notes") who tendered their Notes for such membership interests and other securities -- is obligated to satisfy these payment subsidies out of the cash flows generated by the mortgage related securities it owns. If the LLC's cash flows are insufficient to pay this obligation (which we believe is unlikely), we remain responsible to satisfy our obligations under the Remediation Agreement.

      The proceeds of the stock fund will be used to pay borrowers and to finance a variety of consumer educational and counseling programs. We do not manage the fund created for this purpose. The number of shares of common stock deposited in the fund does not adjust to account for fluctuations in the market price of our common stock. Changes to the market price of these shares of common stock deposited in the fund do not have any impact on our financial statements. We did not make any additional financial commitments between the settlement date and March 2000, or thereafter. The Stipulated Order on Consent and the Remediation Agreement both expired in September 2002. We remain obligated, as discussed above, to continue to make subsidy payments on behalf of borrowers previously identified by the NYSBD for so long as such borrowers continue to make payments under the mortgage loans.

      In March 2000, we finalized an agreement with the U.S. Department of Justice, the Federal Trade Commission and the Department of Housing and Urban Development, to complete the global settlement we had reached with the NYSBD and NYOAG. The federal agreement mandated some additional compliance efforts for us, but it did not require any additional financial commitment by us. The federal agreement expired in March 2003.

      We believe we are in compliance in all material respects with applicable federal and state laws and regulations.

(3) CORPORATE RESTRUCTURING, DEBT MODIFICATION, AND DEBT RESTRUCTURING

      In 2000, we began a corporate restructuring -- by reducing our workforce and modifying the terms of the indenture governing our senior notes due 2004 (the "senior notes") -- as part of our continuing efforts to improve operating efficiencies and to address our negative cash flow from operations. Entering 2001, management still had several concerns, which we believed needed to be addressed for us to remain a viable company. Our principal concerns were:

      o the cash drain created by our then ongoing monthly delinquency and servicing advance requirements as servicer for securitization trust (known as "securitization advances");

      o the high cost of servicing a seasoned loan portfolio, including the capital charges associated with making securitization advances;

      o our ability to make timely interest payments on our senior notes and senior secured notes due 2004 (the "senior secured notes"); and

      o our ability to effectuate a successful business model given the overhang of corporate ratings of "Caa2" by Moody's and "CC" by Fitch.

      Therefore in the first quarter of 2001, we embarked upon a business plan aimed at alleviating some of these concerns and issues.

      CORPORATE RESTRUCTURING

      In January 2001, we entered into an agreement with Ocwen Financial Corporation ("Ocwen") to transfer our servicing portfolio to Ocwen. In May 2001, we physically transferred our entire servicing portfolio to Ocwen, and laid-off the majority of our servicing staff -- a total of 128 employees. We recorded a $0.5 million pre-tax charge relating to this restructuring which is included in the line item called "restructuring and other special charges" on our consolidated statements of operations. This charge relates to employee severance associated with closing our servicing operations. We no longer service loans nor do we have a servicing operation.

      DEBT MODIFICATION AND DEBT RESTRUCTURING

      In August 2000, we announced an agreement to modify the terms of the indenture governing our senior notes (the "Debt Modification"). With the consent of the holders of greater than fifty percent of our senior notes, we modified a negative pledge covenant in the senior notes indenture, which had previously prevented us from selling or otherwise obtaining financing by using our excess cashflow certificates as collateral. In consideration for the senior noteholders' consent, we agreed, in an exchange offer (the "First Exchange Offer"), to offer then current holders the opportunity to exchange their then existing senior notes for (a) new senior secured notes due 2004 (the "senior secured notes") and (b) ten-year warrants to buy approximately 1.6 million shares of common stock, at an initial exercise price of $9.10 per share, subject to upward or downward adjustment in certain circumstances. In December 2002, the exercise price for the warrants issued by us was adjusted downward to $0.01 per share in accordance with our agreement. The senior secured notes had the same coupon, face amount and maturity date as the senior notes and, up until the Second Debt Restructuring (see below) were secured by at least $165 million of the our excess cashflow certificates. The First Exchange Offer was consummated in December 2000, with holders of greater than $148 million (of $150 million) of senior notes tendering in the exchange.

      In February 2001, we entered into a letter of intent with the beneficial holders of over fifty percent of our senior secured notes to restructure, and ultimately extinguish, the senior secured notes (the "Second Debt Restructuring"). In March 2001, we obtained the formal consent of these beneficial holders of the senior secured notes through a consent solicitation that modified certain provisions of the senior secured notes indenture to, among other things, allow for the release of two excess cashflow certificates then securing the senior secured notes. We were first able to finance and then ultimately sell the excess cashflow certificates underlying five securitizations with a carrying value of $40.4 million (including two excess cashflow certificates that were released as part of the Second Debt Restructuring) for a $15 million cash purchase price to provide working capital.

      In consideration for their consent, we agreed to offer the holders of the senior secured notes (and the senior notes, collectively, the "notes"), an opportunity to exchange their notes for new securities described immediately below (the "Second Exchange Offer"). The Second Exchange Offer was consummated on August 29, 2001, pursuant to which holders of approximately $138.1 million (of $148.2 million) in principal amount of our senior secured notes and $1.1 million (of $1.8 million) in principal amount of our senior notes, exchanged their notes for commensurate interests in:

      o voting membership interests in Delta Funding Residual Exchange Company LLC (the "LLC"), a newly-formed limited liability company (which is not our affiliate), to which we transferred all of the mortgage-related securities previously securing the senior secured notes (primarily comprised of excess cashflow certificates);

      o shares of common stock of a newly-formed management corporation that will manage the LLC's assets; and

      o shares of our newly-issued Series A preferred stock having an aggregate preference amount of $13.9 million.

      The LLC is controlled by the former noteholders that now hold all the voting membership interest in the LLC. As part of the transaction, we obtained a non-voting membership interest in the LLC, which entitles us to receive 15% of the net cash flows from the LLC for the first three years (through June 2004) and, thereafter, 10% of the net cash flows from the LLC. The net cash flows from the LLC are equal to the total cash flows generated by the assets held by the LLC for a particular period, less (a) all expenses of the LLC, (b) certain related income tax payments, and (c) the NYSBD subsidy payments (see "- Note No. 2 Summary of Regulatory Settlement"). We began receiving distributions from the LLC in the first quarter of 2002 from a fourth quarter 2001 distribution. We have not received our distributions since the second quarter of 2003 due to a dispute with the LLC's President, which has led us to commence a lawsuit to recover all of the amounts due to us. We have not recorded any revenue for distributions that we have not received.

      As part of the Second Exchange Offer, all tendering noteholders waived their right to receive any future interest coupon payments on the tendered notes beginning with the August 2001 interest coupon payment. With the closing of the Second Exchange Offer, we recorded a charge of $19.3 million related to the extinguishment of debt and paid the August 2001 interest coupon payment on the approximately $10.8 million of notes that did not tender in the Second Exchange Offer. The notes bear interest at a rate of 9.5% per annum, payable semi-annually (on February 1st and August 1st) and a maturity date of August 1, 2004 when all outstanding principal is due. On October 30, 2003, we redeemed, at par, all of our outstanding 9.5% Senior Notes due August 2004. The aggregate redemption price, including principal and accrued interest, was approximately $11.0 million.

(4) LOANS HELD FOR SALE, NET

      Our inventory consists of first and second mortgages, which had a weighted average interest rate of 8.23% per annum at December 31, 2003 and 8.45% per annum at December 31, 2002. Approximately $144.8 million of these mortgages are pledged as collateral for warehouse financing.

      Loans held for sale, net, are summarized as follows:

                                                   DECEMBER 31,     DECEMBER 31,
(DOLLARS IN THOUSANDS)                                2002             2003
                                                   ------------     ------------

Loans held for sale ..........................      $  34,170        $ 191,402
Net deferred origination (fees) cost .........            249             (501)
Valuation allowance ..........................           (435)            (100)
                                                    ---------        ---------
Loans held for sale, net .....................      $  33,984        $ 190,801
                                                    =========        =========

      INTEREST INCOME

      The following table is a summary of interest income:

                                                     YEAR ENDED DECEMBER 31,
                                                 -------------------------------
                                                   2001        2002        2003
                                                 -------     -------     -------
(DOLLARS IN THOUSANDS)
Interest earned on loans held for sale .....     $ 7,144     $ 8,134     $10,497
Securitization accrued bond interest .......       2,819       1,901       1,330
Miscellaneous interest income ..............       1,195       1,768         591
                                                 -------     -------     -------
Total interest income ......................     $11,158     $11,803     $12,418
                                                 =======     =======     =======

(5) FINANCIAL STATEMENT RECLASSIFICATIONS

      Certain amounts reflected in the Consolidated Financial Statements for the year ended December 31, 2002 and December 31, 2001 have been reclassified to conform to the presentation for the year ended December 31, 2003.

      SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Indirect Costs of Leases" requires that certain nonrefundable fees and costs associated with originating loans are deferred at the point they are incurred and generally are recognized over the life of the loan. If a mortgage loan is sold, the deferred fees and costs are recognized at that time of sale. These loan origination fees and costs have been classified as a component of the gain on the sale of the loans in this period and previously reported amounts have been reclassified to conform to the current presentation. This reclassification did not impact net income (loss) in the current period or in any prior period. The reclassification of origination fees and expenses had the following effect for the periods presented:

                                                         YEAR ENDED DECEMBER 31,
                                                   -------------------------------------
                                                      2001          2002          2003
                                                   ---------     ---------     ---------
(DOLLARS IN THOUSANDS)
Revenue as previously reported ................    $  33,148     $  86,143     $ 131,822
Reclassification of direct origination expenses      (13,797)      (15,197)      (21,654)
                                                   ---------     ---------     ---------
  Total revenue ...............................    $  19,351     $  70,946     $ 110,168
                                                   =========     =========     =========

                                                          YEAR ENDED DECEMBER 31,
                                                   -------------------------------------
                                                      2001          2002          2003
                                                   ---------     ---------     ---------
(DOLLARS IN THOUSANDS)
Expenses as previously reported ...............    $ 130,062     $  70,275     $  89,770
Reclassification of direct origination expens .      (13,797)      (15,197)      (21,654)
                                                   ---------     ---------     ---------
  Total expenses ..............................    $ 116,265     $  55,078     $  68,116
                                                   =========     =========     =========

(6) SECURITIZATION

      During 2003, we issued four securitizations totaling $1.6 billion in collateral, of which we delivered a total of $1.5 billion of mortgage loans during 2003. We delivered the remaining $114 million of mortgage loans in January 2004 using a pre-funding feature. All of our 2003 securitizations received ratings on various classes of securities ranging from AAA/Aaa to BBB-/Baa3 by S&P, Fitch and Moody's, respectively. The following table sets forth certain information with respect to our 2003 securitizations by offering size, which includes pre-funded amounts, duration weighted average pass-through rate and type of credit enhancement.

                                                                 INITIAL DURATION
                                   OFFERING SIZE    COLLATERAL   WEIGHTED AVERAGE      CREDIT
SECURITIZATION          ISSUED       (MILLIONS)     (MILLIONS)   PASS-THROUGH RATE   ENHANCEMENT
--------------         --------    -------------    ----------   -----------------   -----------
2003-1 .............   03/27/03        $258.6         $263.1           2.40%         Senior/Sub
2003-2 .............   06/26/03        $393.0         $400.0           2.19%         Senior/Sub
2003-3 .............   09/30/03        $434.7         $440.0           1.83%         Senior/Sub
2003-4 .............   12/29/03        $470.0         $475.0           2.13%         Senior/Sub

      In a securitization, we pool together loans, typically each quarter, and sell these loans to a newly-formed securitization trust, which is QSPE. These trusts are established for the limited purpose of buying our mortgage loans. We carry no contractual obligation related to these trusts or the loans sold to them, nor do we have any direct or contingent liability related to the trusts, except for the standard representations and warranties typically made as part of a sale of loans on a non-recourse basis. Furthermore, we provide no guarantees to investors with respect to cash flow or performance for these trusts.

      The securitization trust raises cash to purchase the mortgage loans from us by selling securities to the public. These securities, known as "asset-backed pass-through securities," are secured, or backed, by the pool of mortgage loans purchased by the securitization trust from us. These asset-backed securities, or senior certificates, which are usually purchased by insurance companies, mutual funds and/or other institutional investors, represent senior interests in the cash flows from the mortgage loans in the trust.

      In our securitizations, the securitization trust issues senior certificates, which entitle the holders of these senior certificates to receive the principal collected, including prepayments of principal, on the mortgage loans in the trust. In addition, holders receive a portion of the interest paid on the loans in the trust equal to the pass-through interest rate on the remaining principal balance of the pass-through certificates. Depending upon the structure, the securitization trust may also issue interest-only certificates, which entitle the holders to receive payments of interest at a pre-determined rate over a fixed period of time. The securitization trust also issues a subordinate certificate or BIO certificate (referred to as an excess cashflow certificate), and a P certificate. Each month, the P certificate holder is entitled to receive prepayment penalties received from borrowers who payoff their loans early.

      For any monthly distribution, the holder of an excess cashflow certificate receives payments only after all required payments have been made on all the other securities issued by the securitization trust. In addition, before the holder of the excess cash flow certificate receives payments, cash flows from the excess cashflow certificates are applied in a "waterfall" manner as follows:

      o first, to cover any losses on the mortgage loans in the related mortgage loan pool, because the excess cashflow certificates are subordinate in right of payment to all other securities issued by the securitization trust;

      o second, to reimburse the bond insurer, if any, of the related series of pass-through certificates for amounts paid by or otherwise owing to that insurer;

      o third, to build or maintain the overcollateralization provision described below for that securitization trust at the required level by being applied as an accelerated payment of principal to the holders of the pass-through certificates of the related series;

      o fourth, to reimburse holders of the subordinated certificates of the related series of pass-through certificates for unpaid interest and for any losses previously allocated to those certificates; and

      o fifth, to pay interest on the related pass-through certificates that was not paid because of the imposition of a cap on their pass-through rates -- these payments are called "basis risk shortfall amounts."

      The overcollateralization provision, or O/C, is a credit enhancement required by the rating agencies and/or bond insurers rating the certificates -- that is designed to protect the securities sold to the securitization pass-through investors from credit losses, which arise principally from defaults on the underlying mortgage loans. In short, overcollateralization occurs when the amount of collateral (I.E., mortgage loans) owned by a securitization trust exceeds the aggregate amount of senior pass-through certificates. The O/C is created to absorb losses that the securitization trust may suffer, as loans are liquidated at a loss. Historically, we built up the O/C typically over the first 18 to 24 months of a securitization (with the specific timing depending upon the structure, amount of excess spread, and performance of the securitization), by utilizing the cash flows from the excess cashflow certificates to make additional payments of principal to the holders of the pass-through certificates until the required O/C level was reached. Beginning in our 2002 securitizations and in each of our 2003 securitizations, we created the O/C by initially selling pass-through securities totaling approximately 98.5% of the total amount of mortgage loans sold to the trust. In doing so, we created the full amount of the O/C required by the trust at the time we completed the securitization, instead of over time. For example, if a securitization trust contains collateral of $100 million principal amount of mortgage loans, we sell approximately $98.5 million in senior pass-through certificates. Prior to our 2002 securitization transactions, we typically issued pass-through certificates for a par purchase price, or a slight discount to par -- with par representing the aggregate principal balance of the mortgage loans backing the asset-backed securities. For example, if a securitization trust contains collateral of $100 million of mortgage loans, we typically received close to $100 million in proceeds from the sales of these certificates, depending upon the structure we use for the securitization.

      The O/C is generally expressed as a percentage of the initial mortgage loan or collateral principal balance sold to the securitization trust. The initial O/C is initially determined by either the rating agencies and/or the bond insurer, if any, using various factors, including:

      o characteristics of the mortgage loans sold to the trust, such as credit scores and loan-to-value ratios;

      o the amount of excess spread between the interest rate on the pool of mortgage loans sold to the securitization trust and the interest paid to the pass-through certificate holders, less the servicing fee, and other related expenses such as trustee fees and bond insurer fees, if any; and

      o the structure of the underlying securitization -- for example, issuing BBB- certificates creates greater credit enhancement in the securitization transaction, which generally results in a lower O/C.

      Our securitizations have typically required an O/C of between 1.05% and 3.0% of the initial mortgage loans sold to the securitization trust. The required O/C can increase or decrease throughout the life of the transaction depending upon subordination levels, delinquency and/or loss tests and is subject to minimums and maximums, as defined by the rating agencies and/or the bond insurer insuring the securitization. In our securitizations prior to 2002, after the O/C requirement is reached, the cash flows from the excess cashflow certificates are then distributed to us as the holder of the excess cashflow certificates, in accordance with the "waterfall" described above. Over time, if the cash collected during the periods exceeds the amount necessary to maintain the required O/C, all other required distributions have been made, and there is no shortfall in the related required O/C, the excess is paid to us as holder of the excess cashflow certificate.

      Each securitization trust has the benefit of either a financial guaranty insurance policy from a monoline insurance company or a senior-subordinated securitization structure, which helps ensure the timely payment of interest and the ultimate payment of principal of the credit-enhanced investor certificate, or both (known as a "hybrid"). In "senior-subordinated" structures, the senior certificate holders are protected from losses by subordinated pass-through certificates, which absorb any such losses first. In addition to such credit enhancement, the excess cash flows that would otherwise be paid to the holder of the excess cashflow certificate is used when and if it subsequently becomes necessary to obtain or maintain required overcollateralization limits. Overcollateralization is used to absorb losses prior to making a claim on the financial guaranty insurance policy or the subordinated certificates.

      We began utilizing a new securitization structure in 2002, in which we completed a concurrent net interest margin, or NIM, transaction. In a NIM transaction, we sell the excess cashflow certificate and P certificate to a NIM trust (which is also a QSPE), which in turn, issues interest-bearing NIM note(s) and a NIM owner trust certificate. We sell the excess cashflow certificate and P certificate for a cash purchase price without recourse except that we provide standard representations and warranties to the NIM trust. One or more investors purchase the NIM note(s) and we receive the net proceeds of the sale of the note(s), together with the NIM owner trust certificate in consideration of our selling the excess cashflow certificate and P certificates to the NIM Trust.

      The NIM note(s) entitles the holder to be paid a specified interest rate, and further provides for all cash flows generated by the excess cashflow certificate and P certificate to be used to pay all principal and interest on the NIM note(s) until paid in full. This typically occurs approximately 22-25 months from the date the NIM note(s) were issued. The NIM owner trust certificate entitles us to all cash flows generated by the excess cashflow certificate and P certificate after the holder of the NIM note(s) has been paid in full. As such, for securitizations structured as off-balance sheet sales, we classify the NIM owner trust certificate on our balance sheet as an excess cashflow certificate and value the NIM owner trust certificate using the same assumptions that we utilize in valuing excess cashflow certificates.

      As part of a NIM transaction, we are required to "fully fund" the O/C at closing -- as opposed to having it build up over time as we had in past securitizations -- which is why we sold senior pass-through certificates totaling approximately 1.05% to 2.00% less than the collateral in the securitization trust. We use a portion of the proceeds we receive from selling NIM note(s) to make up for the difference between (1) the principal amount of the mortgage loans sold and (2) the proceeds from selling the senior pass-through certificates.

      NIM transactions have enabled us to generate positive upfront cash flow when we securitized our mortgage loans -- I.E., the cash proceeds that we receive when the securitization and related NIM transaction close (net of funding the upfront overcollateralization and securitization and NIM costs) exceed our cost to originate the loans included in the transaction. The transactions have yielded net cash proceeds in amounts comparable to, and in most cases higher than, whole loan sales.

      In the securitizations and related NIM transactions we completed from 2002 through 2003, in which the underlying securitization was structured as an off-balance sheet sale under SFAS No. 140, we recorded the net cash proceeds generated from the sale of the NIM notes as a component of our net gain on sale of mortgage loans. Under this structure, we also retained (and recorded as a component of our net gain on sale of mortgage loans) a relatively small excess cashflow certificate that we recorded as at its estimated fair value, ranging from 0.0% to 1.0% of the securitized collateral.

      OFF-BALANCE SHEET SECURITIZATIONS. Through the end of 2003, we have structured our securitizations as off-balance sheet transactions. Accordingly, under SFAS No. 140, we have recorded a gain on sale of mortgage loans upon completion of each such securitization. For instance, in each of the four securitizations that we issued in 2003, we derived, and recorded as revenue, the following economic interests:

      o we received a cash purchase price from the sale of the NIM note(s) issued by a NIM trust, to which we sold the excess cashflow certificates;

      o we received a cash purchase price from the sale of interest-only certificates, which entitle the holders to receive payments of interest at a pre-determined rate and over a fixed period of time;

      o we received a cash premium from selling the right to service the loans that we securitized. This right entitles the contractual servicer to service the loans on behalf of the securitization trust, and earn a contractual servicing fee, and ancillary servicing fees, including prepayment penalties relating to the servicing rights we previously sold, in that capacity;

      o we retained a NIM owner trust certificate, which entitles us to receive cash flows generated by the excess cashflow certificates and the P certificate issued in connection with the securitization after the holder of the NIM note(s) has been paid in full. Although the cash flows generated by excess cashflow certificates are received over time, under GAAP, we must report as income at the time of the securitization the present value of all projected cash flows we expect to receive in the future from these excess cashflow certificates based upon an assumed discount rate. Our valuation of these excess cashflow certificates is primarily based on:

            (1) our estimate of the amount of expected losses or defaults that will take place on the underlying mortgage loans over the life of the mortgage loans;

            (2) the expected amount of prepayments on the mortgage loans due to the underlying borrowers of the mortgage loans paying off their mortgage loans prior to the stated maturity;

            (3) the LIBOR forward curve, using current LIBOR as the floor rate; and

            (4)   a discount rate.

      While we retained an excess cashflow certificate on our $435 million securitization completed in the quarter ended September 30, 2003 and our $4700 million securitization completed in the fourth quarter ended December 31, 2003, we did not record either certificate as an asset and corresponding revenue item due to the securitization structure we used to maximize cash revenues. Historically, in our securitizations, we have sold pass-through certificates with credit ratings from the rating agencies that were rating the securitization transactions ranging from AAA to BBB. In our securitizations completed in the third and fourth quarters of 2003, we issued a limited principal amount of certificates rated BBB-. This structure reduced the amount of overcollateralization required, compared to a structure without a BBB-certificate, because the BBB- certificate replaces credit enhancement that would have otherwise been achieved solely through overcollateralization and the corresponding excess cashflow certificate. Had we not sold a BBB- certificate, the same credit enhancement would have been produced through a higher overcollateralization, which would have correspondingly led to a higher valued excess cashflow certificate. The BBB- certificate made possible a lower upfront overcollateralization than if we did not sell a BBB- certificate, which, in turn, resulted in our receiving higher cash proceeds from the securitization, as the senior certificates represent a larger percentage of the aggregate value of the mortgage loans sold -- e.g., a 1.2% O/C results in $98.8 million of certificates being sold against every $100 million of mortgage loans purchased by the securitization trust, whereas a 2.2% O/C results in $97.8 million of certificates being sold against every $100 million of mortgage loans purchased by the securitization trust (rating agencies and the securitization structure require us to sell more mortgage loans (collateral) than the amount of certificates issued). Hence, the lower the upfront overcollateralization, the greater the upfront cash proceeds received. As a result of the cash flow needed to pay the interest on and principal amount of BBB- rated certificates, coupled with less overcollateralization and based upon our gain on sale assumptions, we ascribed no value to the excess cashflow certificate that we retained in the securitizations for those two quarters. However, if the loans underlying these securitization transactions perform better than our expectations, we will recognize excess cash flows from the excess cashflow certificates and record the cash and interest income as received. As with all of our most recent securitization structures, we will not receive excess cash flows, if any, from the excess cashflow certificate until the NIM note is paid off in full.

      At the time we completed the 2003 securitizations, we recognized as revenue each of the economic interests described above, which were recorded as net gain on sale of mortgage loans in our consolidated statement of income.

      A summary of the gain on sale we received from our aggregate securitizations and whole loan sales in 2003, 2002 and 2001 is presented below. "Loans Sold" represents the amount of loans actually transferred to the respective securitization trusts during each year and whole loans sold on a servicing-released basis:

                                                                        YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------
                                                                  2001             2002             2003
                                                              -----------      -----------      -----------
Net Gain on Sale of Mortgage Loans                                       (DOLLARS IN THOUSANDS)
Loans Sold ...............................................    $   606,100      $   922,057      $ 1,537,600
                                                              ===========      ===========      ===========
NIM Proceeds, Net ........................................    $        --      $    42,050      $    67,159
Interest Only Certificate Proceeds .......................         13,332               --           12,913
Excess Cashflow Certificate (owner trust certificates)(1)          11,081           10,499            6,941
Mortgage Servicing Rights ................................          5,213            7,248            8,910
Hedging ..................................................             --               --              438
Gain on whole loan sales .................................         11,099            4,547            2,137
Loan origination fees ....................................         13,485           14,366           25,079
Loan origination costs ...................................        (13,797)         (15,197)         (21,654)
Less: Securitization transaction costs ...................         (2,087)          (5,539)          (7,141)
                                                              -----------      -----------      -----------
    Net gain on sale recorded ............................    $    38,326      $    57,974      $    94,782
                                                              ===========      ===========      ===========
    Net gain on sale recorded (as a percent of loans sold)            6.3%             6.3%             6.2%

----------
(1) The reduction in value of the excess cashflow certificates in 2003 compared to 2002 is primarily due to our not recording any excess cash flow certificates in the third and fourth quarter of 2003. (See " -- Excess Cashflow Certificate, Net").

      Our net investment in the pool of loans sold at the date of the securitization represents the amount originally paid to originate the loans, adjusted for the following:

      o any direct loan origination costs incurred (an increase in the investment) and loan origination fees received (a decrease in the investment) in connection with the loans, which are treated as a component of the initial investment in loans;

      o the principal payments received, and the amortization of the net loan fees or costs, during the period we held the loans prior to their securitization; and

      o any gains (a decrease in the investment) or losses (an increase in the investment) we incur on any hedging instruments that we may have utilized to hedge against the effects of changes in interest rates during the period we hold the loans prior to their securitization.

      We allocate our basis in the mortgage loans and excess cashflow certificates between the portion of the mortgage loans and excess cashflow certificates sold through securitization and the portion retained (the NIM owner trust certificate since 2002) based on the relative fair values of those portions on the date of sale. We may recognize gains or losses attributable to the changes in fair value of the excess cashflow certificates, which are recorded at estimated fair value and accounted for as "trading" securities. Since there is no active market for the excess cashflow certificates, we determine their estimated fair value by discounting the expected cash flows.

(7) EXCESS CASHFLOW CERTIFICATES, NET

      We classify excess cashflow certificates that we receive upon the securitization of a pool of loans as "trading securities." The amount initially allocated to the excess cashflow certificates at the date of a securitization reflects their fair value. The amount recorded for the excess cashflow certificates is reduced for distributions which we receive as the holder of these excess cashflow certificates, and is adjusted for subsequent changes in the fair value of the excess cashflow certificates we hold.

      At the time each securitization transaction closes, we determine the present value of the related excess cashflow certificates (which, in the securitizations we have issued since 2002, includes NIM owner trust certificates, and the underlying BIO certificates and P certificates), using assumptions we make regarding the underlying mortgage loans. The excess cashflow certificate is then recorded on our consolidated financial statements at an estimated fair value. Our estimates primarily include the following:

            o future rate of prepayment of the mortgage loans -- the expected amount of prepayments on the mortgage loans due to the underlying borrowers paying off their mortgage loan prior to the loan's expected maturity;

            o credit losses on the mortgage loans -- our estimate of the amount of expected losses or defaults that will take place on the underlying mortgage loans over the life of the mortgage loans because the excess cashflow certificates are subordinated to all other securities issued by the securitization trust. Consequently, any losses sustained on mortgage loans comprising a particular securitization trust are first absorbed by the excess cashflow certificates;

            o the LIBOR forward curve (using current LIBOR as the floor rate) -- our estimate of future interest rates, which affects both the rate paid to the floating rate pass-through security investors (primarily the one-month LIBOR index) and the adjustable rate mortgage loans sold to the securitization trust (which provide for a fixed rate of interest for the first 24 or 36 months and a six-month variable rate of interest thereafter using the six-month LIBOR index); and

            o     a discount rate used to calculate present value.

      The value of each excess cashflow certificate represents the cash flow we expect to receive in the future from such certificate based upon our best estimate. We monitor the performance of the loans underlying each excess cashflow certificate, and any changes in our estimates (and consequent changes in value of the excess cashflow certificates) are reflected in the line item called "excess cashflow certificate income" in the quarter in which we make any such change in our estimate. Although we believe that the assumptions we use are reasonable, there can be no assurance as to the accuracy of the assumptions or estimates.

      In determining the fair value of each of the excess cashflow certificates, we make the following underlying assumptions regarding mortgage loan prepayments, mortgage loan default rates, the LIBOR forward curve and discount rates:

      a) Prepayments. We base our prepayment rate assumptions upon our ongoing analysis of the performance of the mortgage pools we previously securitized, and the performance of similar pools of mortgage loans securitized by others in the industry. We apply different prepayment speed assumptions to different loan product types because it has been our experience that different loan product types exhibit different prepayment patterns. Generally, our loans can be grouped into two loan products -- fixed-rate loans and adjustable-rate loans. With fixed-rate loans, an underlying borrower's interest rate remains fixed throughout the life of the loan. Our adjustable-rate loans are a "hybrid" between fixed- and adjustable-rate loans, in that the interest rate generally remains fixed, typically for the first two or three years of the loan, and then adjusts, typically every six months thereafter. Within each product type, factors other than interest rate can affect our prepayment rate assumptions. These factors include:

            o whether or not a loan contains a prepayment penalty -- an amount that a borrower must pay to a lender if the borrower prepays the loan within a certain time after the loan was originated. Loans containing a prepayment penalty typically are not repaid as quickly as those without a penalty;

            o as is customary in our industry with adjustable-rate mortgage loans, the introductory interest rate we charge to the borrower is artificially lower, between one and two full percentage points, than the rate for which the borrower would have otherwise qualified. Generally, once the interest rate begins to adjust, the interest rate payable on that loan increases, at times fairly substantially. This interest rate increase can be exacerbated if there is an absolute increase in interest rates. As a result of these increases and the potential for future increases, adjustable rate mortgage loans typically are more susceptible to early prepayments.

            There are several reasons why a loan may prepay prior to its maturity, including but not limited to:

            o     a decrease in interest rates;

            o improvement in the borrower's credit profile, which may allow the borrower to qualify for a lower interest rate loan;

            o competition in the mortgage market, which may result in lower interest rates being offered to the borrower;

            o     the borrower's sale of his or her home;

            o     the borrower's need for additional funds; and

            o a default by the borrower, resulting in foreclosure by the lender.

            It is unusual for a borrower to prepay a mortgage loan during the first few months because:

            o it typically takes at least several months after the mortgage loans are originated for any of the above events to occur;

            o     there are costs involved with refinancing a loan; and

            o     the borrower does not want to incur prepayment penalties.

                  The following table shows our current prepayment assumptions for the month one and peak speed. The assumptions have not changed since September 2001.

                  LOAN TYPE                MONTH ONE          PEAK SPEED
                  ---------                ---------          ----------
                  Fixed Rate                 4.00%              30.00%
                  Adjustable Rate            4.00%              75.00%

                  If mortgage loans prepay faster than anticipated, we will earn less income in connection with the mortgage loans and receive less excess cash flow in the future because the mortgage loans have paid off. Conversely, if mortgage loans prepay at a slower rate than anticipated, we earn more income and more excess cash flow in the future, subject to the other factors that can affect the cash flows from, and our valuation of, the excess cashflow certificates.

      (b) Default Rate. At December 31, 2003 and 2002, on each newly issued securitization, we apply a default reserve for both fixed- and adjustable-rate loans sold to the securitization trusts totaling 5.00% of the amount initially securitized. We apply a default or loss rate to the excess cashflow certificate because it is the "first-loss" piece and is subordinated in right of payment to all other securities issued by the securitization trust. If defaults are higher than we anticipate, we will receive less income and less excess cash flow than expected in the future. Conversely, if defaults are lower than we expected, we will receive more income and more excess cash flow than expected in the future, subject to the other factors that can affect the cash flows from, and our valuation of, the excess cashflow certificates.

      (c) LIBOR Forward Curve. The LIBOR forward curve is used to project future interest rates, which affects both the rate paid to the floating rate pass-through security investors (which primarily use one-month LIBOR as a base) and the adjustable rate mortgage loans sold to the securitization trust (which have a fixed rate of interest for either the first 24 or 36 months then a variable rate of interest thereafter using six-month LIBOR as a base). A significant portion of our loans are fixed-rate mortgages, and a significant amount of the securities sold by the securitization trust are floating-rate securities (the interest rate adjusts based upon an index, such as one-month LIBOR). As such, our excess cashflow certificates are subject to significant basis risk and a change in LIBOR will, impact our excess spread. If LIBOR is lower than anticipated, we will receive more income and more excess cash flows than expected in the future, subject to the other factors that can affect the cash flows from, and our valuation of, the excess cashflow certificates. Conversely, if LIBOR is higher than expected, we will receive less income and less excess cash flows than expected in the future. In each of our securitizations in which we sold NIM note(s), we purchased an interest rate cap, which helps mitigate the basis risk for the approximate time that the NIM notes are outstanding.

      (d) Discount Rate. We use a discount rate that we believe reflects the risks associated with our excess cashflow certificates. Because quoted market prices on comparable excess cashflow certificates are not available, we compare our valuation assumptions and performance experience to our competitors in the non-conforming mortgage industry. Our discount rate takes into account the asset quality and the performance of our securitized mortgage loans compared to that of the industry and other characteristics of our securitized loans. We quantify the risks associated with our excess cashflow certificates by comparing the asset quality and payment and loss performance experience of the underlying securitized mortgage pools to comparable industry performance. The discount rate we use to determine the present value of cash flows from excess cashflow certificates reflects increased uncertainty surrounding current and future market conditions, including without limitation, uncertainty concerning inflation, recession, home prices, interest rates and conditions in the equity markets.

      We utilized a discount rate of 15% at December 30, 2003 and 2002 on all excess cashflow certificates. Prior to the quarter ended September 30, 2001, we used an 18% discount rate on a NIM transaction we consummated in November

2000. We increased the discount rate on these excess cashflow certificates during the period that the senior NIM securities remained outstanding, to account for the potentially higher risk associated with the residual cash flows expected to be received by the holder of the certificated interest in the NIM trust, which was subordinated to the multiple senior securities sold in the NIM transaction. As part of the Second Exchange Offer, all of the excess cashflow certificates that were subject to the November 2000 NIM transaction were transferred to the LLC. We did not increase the discount rate on the excess cashflow certificates from our latest securitizations despite issuing NIM securities because the NIM securities in the most recent transactions were:

            o issued from a single securitization as compared to the November 2000 NIM transaction, which was backed by a combination of six securitizations issued between September 1997 and March 1999 resulting in more volatility or variability in determining the timing of cash flows to be received by the NIM; and

            o issued from a new securitization as compared to the November 2000 NIM transaction, which was backed by several seasoned securitization trusts. The predictability in determining the timing of cash flows for the first two years on a newly issued securitization is typically higher than securitizations that have been outstanding for a greater period of time because defaults or losses to the trust within the first few years of issuance are typically lower and more predictable compared to a securitization that has been outstanding for a longer period of time (a more seasoned transaction). Additionally, prepayment speeds are more predictable compared to more seasoned transactions, which is aided by the presence of prepayment penalties, which typically expire within the first few years after a mortgage loan is originated. Therefore, there is a higher probability in determining the timing of cash flows to the NIM investor on a new issuance securitization as compared to a seasoned transaction.

      At March 2001, we sold five of our excess cashflow certificates with a carrying value of $40.4 million for $15.0 million, resulting in a loss of $25.4 million.

      At September 30, 2001, we recorded a charge to impairment of excess cashflow certificates to reflect a fair value adjustment to our remaining excess cashflow certificates totaling $19.7 million. Our change in assumptions at September 30, 2001, primarily reflect recent unforeseen market events relating to the terrorist attacks on September 11, 2001, that further accelerated an economic downturn in the U.S. economy, and which we believe may have a significant adverse impact on the economy for the foreseeable future.

      At March 31, 2002, we recorded a charge to impairment of excess cashflow certificates to reflect a fair value adjustment to our excess cashflow certificates, totaling $2.1 million, relating to the timing of excess cash flows that are to be received by the excess cashflow certificate after the release or "step-down" of the overcollateralization account.

      In August 2003, we sold three of our excess cashflow certificates, which had a $10.0 million carrying value in the aggregate, for $10.2 million in cash. We recorded the gain earned from the sale in gain (loss) of certificates, and reduced the value of our excess cashflow certificates on our balance sheet accordingly. The net impact was an increase to income of $0.2 million in the quarter ended September 30, 2003.

      The activity related to our excess cashflow certificates for the years ended December 31, is as follows:

                                                                   2001          2002          2003
                                                                ---------     ---------     ---------
(DOLLARS IN THOUSANDS)
Balance, beginning of year .................................    $ 216,907     $  16,765     $  24,565
New excess cashflow certificates ...........................       11,081        10,499         6,941
Net accretion/(amortization) of excess cashflow certificates        1,945          (614)       (1,653)
Fair value adjustments .....................................      (19,676)       (2,085)           --
Sales ......................................................      (40,402)           --       (10,000)
Second Exchange Offer (1) ..................................     (153,090)           --            --
                                                                ---------     ---------     ---------
Balance, end of year .......................................    $  16,765     $  24,565     $  19,853
                                                                =========     =========     =========

----------
(1) The Second Exchange Offer was consummated on August 29, 2001. In the Second Exchange Offer, holders of approximately $138.1 million (of $148.2 million) in principal amount of our senior secured notes and $1.1 million (of $1.8 million) in principal amount of our senior notes exchanged their notes for commensurate interests in voting membership interests in the LLC (which is not our affiliate), to which we transferred all of the mortgage-related securities previously securing the senior secured notes (primarily comprised of excess cashflow certificates).

      Our valuation of retained excess cashflow certificates is highly dependent upon the reasonableness of our assumptions and the predictiveness of the relationships that drive the results of our valuation model. The assumptions we utilize, described above, are complex, as we must make judgment calls about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more complex.

      In volatile markets, like those we have experienced over the past several years, there is increased risk that our actual results may vary significantly from our assumed results. The longer the time period over which the uncertainty will exist, the greater the potential volatility for our valuation assumptions and the fair value of our excess cashflow certificates.

      The table below demonstrates the sensitivity, at December 31, 2003, of the estimated fair value of our excess cashflow certificates caused by an immediate 10% and 20%, respectively, adverse change in the key assumptions we use to estimate fair value:

                                             FAIR VALUE OF EXCESS      IMPACT TO
                                             CASHFLOW CERTIFICATES     EARNINGS
                                             ---------------------     --------

(DOLLARS IN THOUSANDS)
Fair value as of 12/31/03: ..................       $19,853

10% increase in prepayment speed ............        17,318              2,534
20% increase in prepayment speed ............        15,866              3,987

10% increase in credit losses ...............        15,820              4,033
20% increase in credit losses ...............        12,492              7,361

10% increase in discount rates ..............        19,067                786
20% increase in discount rates ..............        18,358              1,495

10% increase in one- & six-month LIBOR ......        17,246              2,607
20% increase in one- & six-month LIBOR ......        15,066              4,787

      These sensitivities are hypothetical and are presented for illustrative purposes only. Changes in the fair value resulting from a change in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the resulting change in fair value may not be linear. Each change in assumptions presented above was calculated independently without changing any other assumption. However, in reality, changes in one assumption may result in changes in another assumption, which may magnify or counteract the sensitivities. For example, a change in market interest rates may simultaneously impact prepayment speeds, credit losses and the discount rate. It is impossible to predict how one change in a particular assumption may impact other assumptions.

(8) HEDGING TRANSACTIONS

      For the year ended December 31, 2003 we recorded hedge gain of $0.4 million. We entered into interest rate swap agreements for the purpose of hedging our mortgage loans in inventory. We did not hedge during the years ended December 31, 2002 and 2001, respectively.

(9) WAREHOUSE FINANCING

      The warehouse lines are collateralized by specific mortgage loans, the balances of which are equal to or greater than the outstanding balances under the line at any point in time. Available borrowings under these lines are based on the amount of the collateral pledged.

      The following table summarizes certain information regarding warehouse financing at the respective dates:

(DOLLARS IN MILLIONS)

                                                                            BALANCE AT DECEMBER 31,
                                                         FACILITY           -----------------------      EXPIRATION
FACILITY DESCRIPTION                   AMOUNT         FINANCING TERM           2002         2003            DATE
--------------------                   ------        -----------------        -----        ------       ------------
Warehouse line of credit ..........    $250.0        Margin over LIBOR           --        $ 94.8       October 2004
Warehouse line of credit ..........    $250.0        Margin over LIBOR           --          50.0         April 2004
Warehouse line of credit ..........       N/A        Margin over LIBOR        $13.8           N/A           May 2003
                                       ------        -----------------        -----        ------       ------------
Total .............................                                           $13.8        $144.8
                                                                              =====        ======

      In March 2004, our warehouse line of credit that was due to expire in April 2004 was extended to March 2005. Our warehouse agreements require us to comply with various operating and financial covenants. The continued availability of funds under these agreements is subject to, among other conditions, our continued compliance with these covenants. We believe that we are in compliance with these covenants as of December 31, 2003.

      INTEREST EXPENSE

      The following table is a summary of interest expenses:

                                                      YEAR ENDED DECEMBER 31,
                                                   -----------------------------
                                                     2001       2002       2003
                                                   -------    -------    -------
(DOLLARS IN THOUSANDS)
Interest expense for loans finance in warehouse    $ 5,480    $ 3,602    $ 4,390
Capital leases ................................        813        461        255
Senior notes (1) ..............................      9,201      1,030        854
Other .........................................        638        180         10
                                                   -------    -------    -------
    Total interest expense ....................    $16,132    $ 5,273    $ 5,509
                                                   =======    =======    =======

----------
(1) In August 2001, we completed our Second Exchange Offer, which extinguished substantially all of our long-term debt, leaving approximately $11 million out of $150 million of our notes still outstanding.

(10) OTHER BORROWINGS

      The following table summarizes certain information regarding other borrowings at the respective dates:

                                                    BALANCE AT DECEMBER 31,
                                                    -----------------------        EXPIRATION
FACILITY DESCRIPTION                RATE              2002           2003             DATE
--------------------                ----              ----           ----          ----------
                                                     (DOLLARS IN THOUSANDS)
Capital leases .............    2.00%-12.45%         $2,595         $2,362     July 2004-Dec 2006

      Future contractual obligations related to principal balances for capital leases are as follows:

                                                         BALANCE AT DECEMBER 31,
                                                        ------------------------
PERIOD                                                   2002              2003
------                                                  ------            ------
(DOLLARS IN THOUSANDS)
Less than 1 year ...........................            $1,953            $1,204
1-3 years ..................................               642             1,158
                                                        ------            ------
Total ......................................            $2,595            $2,362
                                                        ======            ======

(11) WARRANTS

      In December 2000, as part of our First Exchange Offer, we issued warrants to purchase 1,569,193 shares of our common stock, at an initial exercise price of $9.10 per share, subject to adjustment. In December 2002, the exercise price for the warrants was adjusted to $0.01 per share in accordance with the terms of the warrant agreement under which the warrants were granted. During the twelve months ended December 31, 2003, 862,403 warrants were exercised for 862,406 shares of common stock and 706,790 warrants remained unexercised. Following our redemption, on October 30, 2003, of the Senior Notes issued on December 21, 2000, all unexercised warrants expired pursuant to their terms.

(12) PREFERRED STOCK -- SERIES A

      In August 2001, as part of our Second Exchange Offer, the holders of approximately $139.2 million (of the initial $150.0 million) principal amount of our 9.5% senior notes due 2004 exchanged their notes for, among other interests, 139,156 shares of our newly issued Series A preferred stock, having an aggregate preference amount of $13.9 million.

      Holders of the Series A preferred stock are entitled to receive cumulative preferential dividends at the rate of 10% per annum of the preference amount, payable in cash semi-annually on the first business date of January and July, commencing in July 2003. We paid $1.4 million of dividends to the Series A holders in 2003. We are required to comply with restrictive covenants in connection with our Series A preferred stock. We believe we are in compliance with these covenants as of December 31, 2003.

(13) SENIOR NOTES

      On October 30, 2003, we redeemed, at par, all of our outstanding 9.5% senior notes due August 2004. The aggregate redemption price, including principal and accrued interest, was approximately $11.0 million. We used our existing cash to fund the redemption. The outstanding balance of the notes totaled $10.8 million as of December 31, 2002.

(14) BANK PAYABLE

      In order to maximize our cash management practices, we have instituted a procedure whereby checks written against our operating account are covered as they are presented to the bank for payment, either by drawing down our lines of credit or from subsequent deposits of operating cash. Bank payable represents the checks outstanding at December 31, 2003 and 2002, to be paid in this manner.

(15) EMPLOYEE BENEFIT PLANS

      We sponsor a 401(k) Retirement Savings Plan. Substantially all our employees who are at least 21 years old are eligible to participate in the plan after completing one year of service. Contributions are made from employees' elected salary deferrals. We elected to make discretionary contributions to the Plan of $0.5 million, $0.3 million and $0.5 million for 2003, 2002 and 2001, respectively.

(16) COMMITMENTS AND CONTINGENCIES

      We have repurchase agreements with certain of the institutions that have previously purchased our mortgages. Some of the agreements provide for the repurchase by us of any of the mortgage loans that go to foreclosure sale. At the foreclosure sale, we will repurchase the mortgage, if necessary, and make the institution whole. The dollar amount of loans that were previously sold with recourse and are still outstanding totaled $1.8 million at December 31, 2003 and $2.6 million at December 31, 2002.

      Included in accounts payable is an allowance for recourse losses of $1.1 million at December 31, 2003 and $1.2 million at December 31, 2002, respectively. We recognized, as a charge to operations, a provision for recourse losses of approximately $88,175, $73,500, and $311,000 for the years 2003, 2002 and 2001, respectively. Additions to the allowance for loan losses are provided by charges to income based upon various factors, which, in management's judgment, deserve current recognition in estimating probable losses. The loss factors are determined by management based upon an evaluation of historical loss experience, delinquency trends, loan volume and the impact of economic conditions in our market area.

      We provide commitments to fund mortgage loans to customers as long as all of the proper conditions are met. Our commitments have fixed expiration dates. We quote interest rates to customers, which are generally subject to change by us. Although, we typically honor such interest rate quotes, the quotes do not constitute future cash requirements, minimizing the potential interest rate risk exposure. These non-conforming mortgage loan commitments do not meet the definition of a derivative under accounting principles generally accepted in the United States of America. Accordingly, they are not recorded in the consolidated financial statements. At December 31, 2003 and 2002, we had outstanding origination commitments to fund approximately $52.8 million and $27.2 million in mortgage loans, respectively.

      Our rental expense, net of sublease income, for the years ended December 31, 2003, 2002 and 2001 amounted to $5.2 million, $4.5 million and $5.0 million, respectively.

      Minimum future rentals under non-cancelable operating leases as of December 31, 2003 are as follows:

           YEAR                                                   AMOUNT
           ----                                                   ------
                                                          (DOLLARS IN THOUSANDS)
           2004                                                  $ 4,612
           2005                                                    4,670
           2006                                                    4,604
           2007                                                    4,469
           2008                                                    1,508
           2009                                                      187
           ----                                                  -------
           Total                                                 $20,050

      Because the nature of our business involves the collection of numerous accounts, the validity of liens and compliance with various state and federal lending laws, we are subject, in the normal course of business, to numerous legal proceedings and claims, including several class action lawsuits. The resolution of these lawsuits, in management's opinion, will not have a material adverse effect on our financial position or results of operations.

(17) STOCK BASED COMPENSATION

      The 1996 Stock Option Plan (the "1996 Plan") authorized the reserve of 2,200,000 shares of unissued common stock for issuance pursuant to the 1996 Plan. The 2001 Stock Option Plan (the "2001 Plan," collectively with the 1996 Plan, the "Plans") authorized the reserve of 1,500,000 shares of unissued common stock for issuance pursuant to the 2001 Plan. Substantially all of the options issued vest over a five-year period at 20% per year and expire seven years from the grant date.

      The following table summarizes certain information regarding the Plans at December 31:

                                          2001                           2002                           2003
                                -------------------------      -------------------------      -------------------------
                                  NUMBER         WTD-AVG         NUMBER         WTD-AVG         NUMBER         WTD-AVG
                                    OF          EXERCISE           OF          EXERCISE           OF          EXERCISE
                                  SHARES          PRICE          SHARES          PRICE          SHARES          PRICE
                                ---------      ----------      ---------      ----------      ---------      ----------
Balance, beginning of year        990,700      $    12.38      2,179,000      $     4.25      2,515,050      $     2.01
Options granted ..........      1,658,300             .50        815,500            1.84        126,000            6.32
Options exercised ........             --                         21,800             .50        147,300             .79
Options canceled .........        470,000            8.17        457,650           12.48        256,800            4.89
                                ---------      ----------      ---------      ----------      ---------      ----------
Balance at end of year ...      2,179,000      $     4.25      2,515,050      $     2.01      2,236,950      $     2.00
                                =========      ==========      =========      ==========      =========      ==========
Options exercisable ......        515,650      $    13.97        519,380      $     4.79        755,805      $     2.86
                                ---------      ----------      ---------      ----------      ---------      ----------

      The weighted-average fair value of options granted during 2003, 2002 and 2001 was $4.25 $1.25 and $1.21, respectively. For purposes of the pro forma calculation under SFAS No. 123, the fair value of the options granted is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the 2003, 2002 and 2001 grants:

                                             2001         2002           2003
                                         ----------    ----------     ----------
Dividend yield ........................          0%            0%             0%
Expected volatility ...................        164%          103%            84%
Risk-free interest rate ...............       4.22%         2.87%          3.17%
Expected life .........................     5 years       5 years        5 years
Average remaining contractual life ....  5.28 years    5.37 years     7.00 years

(18) INCOME TAXES

      The provision (benefit) for income taxes for the years ended December 31, 2001, 2002 and 2003 is as follows:

                                            2001           2002           2003
                                         --------       --------       --------
(DOLLARS IN THOUSANDS)
Current: Federal ..................      $  1,847       $ (1,121)      $   (267)
         State & Local ............         1,029           (648)           180
                                         --------       --------       --------
Total current income taxes ........         2,876         (1,769)      $    (87)
                                         --------       --------       --------
Deferred: Federal .................      $(31,053)      $  3,560       $ 12,716
          State & Local ...........        (7,393)           848          4,352
Valuation allowance ...............        38,446         (4,408)       (42,335)
                                         --------       --------       --------
Total deferred income taxes .......            --             --        (25,267)
                                         --------       --------       --------
Total tax provision (benefit) .....      $  2,876       $ (1,769)      $(25,354)
                                         ========       ========       ========

      Significant components (temporary differences and carryforwards) that give rise to our net deferred tax asset as of December 31, 2002 and 2003 were as follows:

                                                                              2002       2003
                                                                            -------    -------
DEFERRED TAX ASSETS:                                                      (DOLLARS IN THOUSANDS)
Book/tax difference in excess cashflow certificates, net carrying amount    $14,832    $ 2,266
Loss reserves ..........................................................      1,879      1,386
Capitalized origination fees and related cost ..........................         --        196
Book over tax depreciation .............................................        419        341
Federal and State net operating loss carryforwards .....................     30,905     26,995
                                                                            -------    -------
Gross deferred tax assets ..............................................     48,035    $31,184
Less: Valuation Allowance ..............................................     42,335         --
                                                                            -------    -------
Deferred tax assets net of valuation allowance .........................      5,700    $31,184
                                                                            =======    =======

DEFERRED TAX LIABILITIES:
Capitalized origination fees and related cost ..........................    $   100    $    --
                                                                            -------    -------
Gross deferred tax liabilities .........................................        100         --
                                                                            =======    =======
                                                                            $ 5,600    $31,184
                                                                            =======    =======

      We are required to recognize all or a portion of our gross deferred tax assets if we believe that it is more likely than not, given the weight of all available evidence, that all or a portion of the benefits of the carryforward losses and other deferred tax assets will be realized. Management believes that, based on the available evidence, it is more likely than not that we will realize the benefit from our gross deferred tax assets.

      At September 30, 2003, we reversed a valuation allowance that we had established in 2000 against our deferred tax asset. Management believed that the reversal was appropriate at the time principally because of our eight consecutive quarters of profitability and positive cash flow, together with the planned retirement of all our long-term unsecured debt. We have recorded minimal taxes in our results of operations over the prior seven quarters -- from the fourth quarter of 2001 through the second quarter of 2003 -- as a result of the valuation allowance against our deferred tax asset, which was primarily generated by net operating losses ("NOLs") in 2000 and 2001.

      As of December 31, 2003, Federal and state NOLs totaled approximately $27.0 million, principally expiring in 2021.

      A reconciliation of the statutory income tax rate to the effective income tax rate, as applied to income (loss) for the years ended December 31, 2001, 2002 and 2003 is as follows:

                                                            2001          2002          2003
                                                           ------        ------        ------
Tax at statutory rate ...............................        35.0%         35.0%         35.0%
State & local taxes, net of Federal benefit .........         4.3           0.8           7.0
Change in valuation allowance for deferred tax assets       (39.7)        (27.7)       (100.7)
Non-deductible expenses and other ...................        (2.6)        (19.2)         (1.6)
                                                           ------        ------        ------
Total tax rate ......................................        (3.0)%       (11.1)%       (60.3)%
                                                           ======        ======        ======

(19) EARNINGS PER SHARE

      The following is a reconciliation of the denominators used in the computations of basic and diluted EPS. The numerator for calculating both basic and diluted EPS is net income.

                                                For the Years Ended December 31,
                                                --------------------------------
                                                   2001        2002       2003
                                                ---------     -------    -------
(DOLLARS IN THOUSANDS, EXCEPT EPS DATA)
Net income (loss) ..........................    $ (99,790)    $17,637    $67,406
Less: Preferred stock dividends ............           --          --      1,391
                                                ---------     -------    -------
Net income available to commons stockholders          n/a      17,637     66,015
                                                =========     =======    =======
Weighted-average shares-- basic ............       15,884      15,895     16,309
Incremental shares-options .................           --       1,076      2,098
                                                ---------     -------    -------
Weighted-average shares-- diluted ..........       15,884      16,971     18,407
                                                ---------     -------    -------

Basic earnings per share:
Net income (loss) ..........................    $   (6.28)    $  1.11    $  4.05
                                                =========     =======    =======

Diluted earnings per share:
Net income (loss) ..........................    $   (6.28)    $  1.04    $  3.59
                                                =========     =======    =======

      For 2001, approximately 23,000 stock options are excluded from the calculation of diluted EPS because their effect is antidilutive in periods where losses are reported.

(20) GENERAL AND ADMINISTRATIVE EXPENSES

      The following table is a summary of general and administrative expenses:

                                                      YEAR ENDED DECEMBER 31,
                                                   -----------------------------
                                                     2001       2002       2003
                                                   -------    -------    -------
(DOLLARS IN THOUSANDS, EXCEPT EPS DATA)
Rent and occupancy ............................    $ 5,025    $ 4,450    $ 5,200
Telephone .....................................      2,431      2,240      2,861
Fees and licenses .............................      2,715      2,002      2,034
Depreciation and amortization (1) .............      8,301      3,236      1,634
Computer expenses .............................      1,276      1,583      1,615
Management and consulting .....................        613      1,052      1,472
Other administrative expenses (1) .............     27,972      8,122      8,644
                                                   -------    -------    -------
Total general and administrative expenses (1) .    $48,333    $22,685    $23,460
                                                   =======    =======    =======

----------
(1) The year ended December 31, 2001 included expenses primarily associated with (1) our disposition and transfer of our servicing portfolio in May 2001 to Ocwen, (2) capital charges previously associated with our interest and servicing advance securitizations prior to the sale of the servicing portfolio, (3) a change in accounting estimates regarding the life expectancy of our computer-related equipment, and (4) a charge for reserves primarily against a pool of non-performing loans, which we ultimately sold in July 2001.

(21) QUARTERLY FINANCIAL DATA (UNAUDITED)

      The following table is a summary of financial data by quarter for the years ended December 31, 2003 and 2002:

      For the quarters ended:

                                                    MARCH 31,     JUNE 30,    SEPT. 30,     DEC. 31,
                                                    ---------     --------    ---------     --------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
2003
Revenues ......................................      $21,832       28,833       29,333       30,170
Expenses ......................................       14,867       17,097       18,193       17,959
Net income(a) .................................        6,697       11,701       41,595        7,413
Earnings per share basic(a) ...................         0.42         0.68         2.55         0.40
Earnings per share diluted(a) .................         0.36         0.58         2.24         0.37

2002
Revenues(b) ...................................      $16,058       17,811       18,181       18,896
Expenses ......................................       13,693       13,707       13,619       14,059
Net income(b)(c) ..............................        2,245        3,972        6,698        4,722
Earnings per share basic(b)(c) ................         0.14         0.25         0.42         0.30
Earnings per share diluted(b)(c) ..............         0.14         0.23         0.39         0.28

----------
(a) In the third quarter of 2003, we recorded an income tax benefit, which was primarily related to the reversal of a valuation that we had established in 2000 against our deferred tax asset.

(b) The quarter ended March 31, 2002 includes a charge of $2.1 million, which represents a fair value adjustment to our excess cashflow certificates.

(c) The quarter ended September 30, 2002 includes a special tax benefit of $2.2 million related to us obtaining a favorable resolution to tax issue for which we had previously reserved and do not expect to recur.

DELTA FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

                                                                                         DECEMBER 31,     MARCH 31,
(DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA)                                                2003            2004
                                                                                         ------------     ---------
ASSETS                                                                                     (AUDITED)    (UNAUDITED)
Cash and interest-bearing deposits .................................................      $   4,576       $   4,607
Proceeds due from securitization trust .............................................             --         143,711
Accounts receivable ................................................................          2,569           2,489
Mortgage loans held in inventory, net ..............................................        190,801         147,425
  Mortgage loans held for investment, net of deferred fees and costs ...............             --         414,516
    Less: allowance for loan losses ................................................             --            (432)
                                                                                          ---------       ---------
Mortgage loans held for investment, net ............................................             --         414,084
Excess cashflow certificates, net ..................................................         19,853          19,489
Equipment, net .....................................................................          3,147           3,150
Accrued interest receivable ........................................................            244           2,608
Prepaid and other assets ...........................................................          4,617          10,575
Deferred tax asset .................................................................         31,184          35,435
                                                                                          ---------       ---------
  Total assets .....................................................................      $ 256,991       $ 783,573
                                                                                          =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Bank payable .......................................................................          2,292           1,227
Warehouse financing ................................................................        144,826          85,029
Financing on mortgage loans held for investment ....................................             --         589,146
Other borrowings ...................................................................          2,362           2,766
Servicing premium reimbursement ....................................................             --           2,353
Accounts payable and accrued expenses ..............................................         11,558          12,895
                                                                                          ---------       ---------
  Total liabilities ................................................................        161,038         693,416
                                                                                          ---------       ---------

STOCKHOLDERS' EQUITY:
Preferred stock, Series A, $.01 par value. Authorized 150,000 shares, 139,156 shares
  issued and outstanding at March 31, 2004 and December 31, 2003 ...................         13,916          13,916
Common stock, $.01 par value. Authorized 49,000,000 shares; 17,032,052 and
  17,052,602 shares issued and 16,915,252 and 16,935,802 shares outstanding at
  December 31, 2003 and March 31, 2004, respectively ...............................            170             171
Additional paid-in capital .........................................................         99,913         100,031
Accumulated deficit ................................................................        (16,728)        (22,643)
Treasury stock, at cost (116,800 shares) ...........................................         (1,318)         (1,318)
                                                                                          ---------       ---------
  Total stockholders' equity .......................................................         95,953          90,157
                                                                                          ---------       ---------
    Total liabilities and stockholders' equity .....................................      $ 256,991       $ 783,573
                                                                                          =========       =========

          See accompanying notes to consolidated financial statements.

DELTA FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                                    THREE MONTHS ENDED
                                                                         MARCH 31,
                                                               ------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                      2003              2004
                                                               ------------      ------------
REVENUES
  Net gain on sale of mortgage loans ....................      $     18,897      $      7,740
  Interest income .......................................             2,114             6,839
  Excess cashflow certificate income ....................               696               557
  Other income ..........................................               125                23
                                                               ------------      ------------
    Total revenues ......................................            21,832            15,159
                                                               ------------      ------------

EXPENSES

  Payroll and related costs .............................             8,356            11,559
  Interest expense ......................................             1,079             1,908
  General and administrative ............................             5,368             6,171
  Provision for loan losses and recourse loans ..........                64               434
  Loss on derivative instruments ........................                --             4,724
                                                               ------------      ------------
    Total expenses ......................................            14,867            24,796
                                                               ------------      ------------
Income (loss) before income tax expense (benefit) .......             6,965            (9,637)
Provision (benefit) for income taxes ....................               268            (3,722)
                                                               ------------      ------------
    Net income (loss) ...................................      $      6,697      $     (5,915)
                                                               ============      ============

PER SHARE DATA:
  Basic-- net income per common share ...................      $       0.42      $      (0.35)
                                                               ============      ============
  Diluted-- net income per common share .................      $       0.36      $      (0.35)
                                                               ============      ============
  Basic-- weighted-average number of shares outstanding .        15,921,173        16,924,366
                                                               ============      ============
  Diluted-- weighted-average number of shares outstanding        18,489,825        16,924,366
                                                               ============      ============

See accompanying notes to consolidated financial statements.

DELTA FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF
CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
Three Months ended March 31, 2004

                                                             ADDITIONAL
                                  PREFERRED      CAPITAL       PAID-IN    ACCUMULATED      TREASURY
(DOLLARS IN THOUSANDS)              STOCK         STOCK        CAPITAL      DEFICIT          STOCK          TOTAL
                                  ---------     --------     ----------   -----------      --------       --------
Balance at December 31, 2003      $ 13,916      $    170      $ 99,913      $(16,728)      $ (1,318)      $ 95,953
Stock options exercised ....            --             1           118            --             --            119
Net loss ...................            --            --            --        (5,915)            --         (5,915)
                                  --------      --------      --------      --------       --------       --------
Balance at March 31, 2004 ..      $ 13,916      $    171      $100,031      $(22,643)      $ (1,318)      $ 90,157
                                  ========      ========      ========      ========       ========       ========

          See accompanying notes to consolidated financial statements.

DELTA FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                                         THREE MONTHS ENDED
                                                                                             March 31,
                                                                                     -------------------------
(DOLLARS IN THOUSANDS)                                                                  2003            2004
                                                                                     ---------       ---------
Cash flows from operating activities:
  Net income (loss) ...........................................................      $   6,697       $  (5,915)
  Adjustments to reconcile net income to net cash used in operating activities:
    Provision for loan losses and recourse loans ..............................             64             434
    Depreciation and amortization .............................................            435             434
    Deferred tax benefit ......................................................             --          (4,251)
    Deferred origination fees (costs), net ....................................           (275)            269
    Excess cashflow certificates, net .........................................         (1,411)            364
  Changes in operating assets and liabilities:
    Increase in proceeds due from securitization trust ........................             --        (143,711)
    Decrease (increase) in accounts receivable ................................           (236)             80
    Decrease (increase) in mortgage loans held in inventory, net ..............        (35,715)         43,707
    Increase in mortgage loans held for investment ............................             --        (415,118)
    Increase in accrued interest receivable ...................................             (3)         (2,364)
    Increase in prepaid and other assets ......................................           (328)         (5,958)
    Increase in servicing premium reimbursement ...............................             --           2,353
    Increase in accounts payable and accrued expenses .........................          1,070           1,337
                                                                                     ---------       ---------
Net cash used in operating activities .........................................        (29,702)       (528,339)
                                                                                     ---------       ---------
Cash flows from investing activities:
Purchase of equipment .........................................................           (342)           (437)
                                                                                     ---------       ---------
Net cash used in investing activities .........................................           (342)           (437)
                                                                                     ---------       ---------
Cash flows from financing activities:
    (Repayment of) proceeds from warehouse financing, net .....................         30,535         (59,797)
    Proceeds from financing on mortgage loans held for investment .............             --         589,146
    Proceeds from (repayment of) other borrowings, net ........................           (549)            404
    Decrease in bank payable ..................................................           (223)         (1,065)
    Proceeds from exercise of warrants ........................................              3              --
    Proceeds from exercise of stock options ...................................             --             119
                                                                                     ---------       ---------
Net cash provided by financing activities .....................................         29,766         528,807
                                                                                     ---------       ---------
Net increase (decrease) in cash and interest-bearing deposits .................           (278)             31
Cash and interest-bearing deposits at beginning of period .....................          3,405           4,576
                                                                                     ---------       ---------
Cash and interest-bearing deposits at end of period ...........................      $   3,127       $   4,607
Supplemental Information:
Cash paid during the period for:
  Interest ....................................................................      $   1,301       $   1,567
                                                                                     =========       =========
  Income taxes ................................................................      $     293       $      68
                                                                                     =========       =========

          See accompanying notes to consolidated financial statements.

                  DELTA FINANCIAL CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

      Delta Financial Corporation (together with its subsidiaries "Delta," "we" or the "Company") is a Delaware corporation, which was organized in August 1996.

      The accompanying unaudited consolidated financial statements include the accounts of Delta and its wholly owned subsidiaries. In consolidation, we have eliminated all significant inter-company accounts and transactions.

      We have prepared the accompanying unaudited consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information and the instructions to Form 10-Q. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. You should read the accompanying unaudited consolidated financial statements and the information included under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2003, which were filed with the Securities and Exchange Commission with our most recent annual report on Form 10-K. The results of operations for the three-month period ended March 31, 2004 are not necessarily indicative of the results that will be expected for the entire year.

      In the opinion of management, we have made all adjustments that are considered necessary for a fair presentation of the financial position and results of operations for the interim periods presented.

(2) RECLASSIFICATION

      Certain amounts from prior year's presentation have been reclassified to conform to the current year's presentation.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (A) PROCEEDS DUE FROM SECURITIZATION TRUST

      These amounts represent the balance of the cash proceeds remaining in the securitization trust that were received in connection with the trust issuing pass-through certificates and a NIM note in excess of the mortgage loans delivered to the securitization trust at closing for the first quarter 2004 securitization in March 2004. As in past securitizations, this securitization had a pre-funding feature, which enabled us to deliver the majority of mortgage loans at closing with the balance to be delivered in April. In April 2004, we delivered the subsequent eligible pool of mortgage loans and the trustee for the securitization trust released the $143.7 million of cash proceeds to our warehouse lenders to repay the warehouse financing used to finance the subsequent pool of mortgage loans, with the remaining balance to us to replenish our working capital.

      (B) MORTGAGE LOANS HELD FOR INVESTMENT, NET

      Mortgage loans held for investment, net represent loans securitized through transactions structured to be accounted for as secured financings. Mortgage loans held for investment are stated at amortized cost, including the outstanding principal balance, less the allowance for loan losses, plus net deferred origination fees. The financing related to these securitizations is included in our consolidated balance sheet as secured financing on mortgage loans held for investment.

      (C) ALLOWANCE FOR LOSSES ON MORTGAGE LOANS HELD FOR INVESTMENT

      In connection with our mortgage loans held for investment, we established an allowance for loan losses based on our estimate of losses to be incurred in the foreseeable future. We charge off uncollectible loans at the time of liquidation. In order to estimate an appropriate allowance for losses on mortgage loans held for investment, we estimate losses using a detailed analysis of historical loan performance data. This data is analyzed for loss performance and prepayment performance by product type, origination year and securitization issuance. The results of that analysis are then applied to the current long-term mortgage portfolio and an estimate is created. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 5, we believe that pooling of mortgages with similar characteristics is an appropriate methodology in which to evaluate the allowance for loan losses. A provision for losses is charged to our consolidated statement of operations. Losses incurred are written-off against to the allowance.

      While we will continually evaluate the adequacy of this allowance, we recognize that there are qualitative factors that must be taken into consideration when evaluating and measuring potential expected losses on mortgage loans. These items include, but are not limited to, current performance of the loans, economic indicators that may affect the borrower's ability to pay, changes in the market value of the collateral, political factors and the general economic environment. As these estimates are influenced by factors outside of our control, there is inherent uncertainty in these estimates and it is reasonably possible that they could change. In particular, if conditions were such that we were required to increase the provision for losses, any increase in the provision for losses will decrease our income for that period. Management considers the current allowance to be adequate.

      (D) PROVISION FOR LOAN LOSSES AND RECOURSE LOANS

      We evaluate the adequacy of our allowance for loan loss on an ongoing basis. Provision for loan losses on both securitized and recourse mortgage loans is recorded to maintain the allowance for loan loss at an appropriate level for currently existing probable losses of principal, interest and servicing-related fees. Provisions are made for loans to the extent that probable losses on these loans are borne by us under the terms of the securitization transactions. Provision amounts are charged as a current period expense to operations. We charge off uncollectible loans at the time of liquidation. Allowance for loan loss estimates are reviewed regularly and adjustments are reported in earnings when they become known. As these estimates are influenced by factors outside of our control and due to the characteristics of the portfolio and migration into various credit risks--such as mortgagee payment patterns and economic conditions--there is uncertainty inherent in these estimates, making it reasonably possible that they could change in the future.

      (E) INTEREST INCOME

      Interest income is accrued as earned. Loans are placed on non-accrual status when the loan becomes ninety days past due or earlier when concern exists as to the ultimate collectibility of principal or interest. Loans return to accrual status when principal and interest payments become current and are anticipated to be fully collectible.

      (F) MORTGAGE LOANS HELD IN INVENTORY, NET

      We record "mortgage loans held in inventory, net" at the lower of cost or market value in the aggregate. Interest is recognized as revenue when earned according to the terms of the mortgages and when, in the opinion of management, it is collectible. Nonrefundable fees and direct costs associated with the origination of mortgages are deferred and (1) recognized at the time the mortgages loans are sold on a whole loan basis, or (2) amortized on a level yield basis, on loans placed in securitizations structured and accounted for as a secured financing, over the estimated life of the related loans using the interest method calculation. A reserve for impaired loans, if any, is determined based upon the fair market value of the impaired loans, if any.

      (G) SECURITIZATION TRANSACTION COSTS

      In connection with our securitizations, we incur upfront transaction costs related to underwriting fees, rating agency fees, legal and accounting fees, and printing costs. For securitizations structured to be accounted for as secured financings, like our first quarter 2004 securitization, these costs are deferred and held as a component of prepaid and other assets. We amortize these costs on a level yield basis over the life of the securitization pass through certificates.

      (H) SERVICING PREMIUM REIMBURSEMENT

      In connection with our securitizations structured to be accounted for as secured financings, we receive upfront servicing premium reimbursement from our mortgage servicing provider (for the right to service the loans underlying our securitization and earn servicing fees throughout the life of the securitization), which is deferred and amortized on a level yield basis as an offset against future servicing costs over the term of the servicing agreement.

      (I) DERIVATIVE INSTRUMENTS

      We regularly issue securitization pass-through certificates, backed by fixed- and variable-rate mortgage loans. We are exposed to interest rate risk beginning when our mortgage loans close and are recorded as assets, until permanent financing is arranged, such as when the pass-through certificates are issued. Our strategy is to use interest rate swap contracts in an effort to effectively lock in a pre-determined interest rate on designated portions of our prospective future securitization financing. At times, we also use interest rate caps that are designed to limit our financing costs within the securitization to maintain minimum margins, with the possibility of allowing for us to increase margins in lower than anticipated interest rate environments. Both interest rate swaps and interest rate caps are derivative instruments that trade in liquid markets, and neither is used for speculative purposes.

      In accordance with SFAS No. 133, we record all derivatives on our balance sheet at fair value. For derivative financial instruments not designated as hedging instruments, gains or losses, whether realized or unrealized, are recognized in current period earnings. When used as hedges, however, hedge accounting is permitted only if we document the hedging relationship and its effectiveness at the time we designate the derivative as hedge instrument. If we meet those requirements under SFAS No. 133, we may account for the hedged instrument as a cash flow hedge.

      Cash flow hedge accounting is appropriate for hedges of uncertain cash flows associated with future periods--whether as a consequence of interest to be received or paid on existing variable rate assets or liabilities or in connection with intended purchases or sales.

      Under cash flow hedge accounting treatment, derivative results are divided into an "effective" portion and an "ineffective" portion. The ineffective component of the hedge result is reported in current earnings as a gain or loss on derivative instruments, while the effective portion is initially recorded in Other Comprehensive Income, or OCI, and later recognized through earnings in the same time frame in which the forecasted cash flow affects earnings.

      To qualify for cash flow accounting treatment:

      o hedges must be documented, with the objective and strategy stated, along with an explicit description of the methodology used to assess hedge effectiveness and measure hedge effectiveness;

      o dates (or periods) for the expected forecasted events and the nature of the exposure involved (including quantitative measures of the size of the exposure) must be explicitly documented;

      o hedges must be expected to be "highly effective," both at the inception of the hedge and on an ongoing basis. Effectiveness measures must relate the gains or losses of the derivative to changes in the cash flow associated with the hedged item;

      o     forecasted transactions must be probable; and

      o forecasted transactions must be made with different counterparties than the reporting entity.

      If and when hedge accounting is discontinued, typically when it is determined that the hedge no longer qualifies as being sufficiently effective, the derivative will continue to be recorded on the balance sheet at its fair value, with gains or losses being recorded in earnings.

(4) RECENT ACCOUNTING DEVELOPMENTS

      In March 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB, No. 105. SAB No. 105 contains specific guidance that significantly limits opportunities for registrants to recognize an asset related to a commitment to originate a mortgage loan that will be held for sale prior to funding the loan, which differs from the current accounting guidance provided by SFAS No. 149. SFAS No. 149 requires that the entity that makes mortgage loan commitments for loans that are to be held for sale record the commitment on its balance sheet at fair value, but does not address how to measure the fair value of the loan commitment. SAB No. 105 requires that fair value measurement of loan commitments include only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected cash flows related to the customer relationship or loan servicing. SAB No. 105 is effective for new loan commitments accounted for as derivatives entered into after March 31, 2004. SAB No. 105 permits registrants to continue to use previously applied accounting policies to commitments for loans that are to be held for sale entered into on or before March 31, 2004. The commitments to fund mortgage loans that we provide to customers typically contain various conditions to closing and have fixed expiration dates. We quote interest rates to customers, which are generally subject to change by us. Although, we typically honor such interest rate quotes, the quotes do not constitute future cash requirements, minimizing the potential interest rate risk exposure. These non-conforming mortgage loan commitments are made on loans which are generally not held for sale and do not meet the definition of a derivative under GAAP. Accordingly, they are not recorded in the consolidated financial statements. We do not expect that the application of SAB No. 105 will have a material impact on our consolidated financial statements.

      In January 2003, the Financial Accounting Standards Board, or FASB, issued Interpretation 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46") which was subsequently amended in December 2003 by FIN 46R. FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns, or both. Prior to FIN 46R, a company included another entity in its consolidated financial statements only if it controlled the entity through voting interests. The consolidation requirements of FIN 46R are applicable to variable interest entities created after December 31, 2003. For interests held in variable interest entities created before January 1, 2004, FIN 46R is applicable beginning on January 1, 2005. The assets, liabilities and non-controlling interests of variable interest entities created before January 1, 2004 would initially be measured at their carrying amounts, with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts are not practicable, fair value at the date FIN 46R first applies may be used. Some of our subsidiaries are QSPEs formed in prior periods in connection with securitizations accounted for as sales of mortgage loans and are not subject to the requirements of FIN 46R. Our subsidiaries that are considered variable interest entities subject to the requirements of FIN 46R, namely the trusts formed for our March 2004 securitization and trusts we will form for future securitizations treated as financings, are currently consolidated, and will be consolidated on-balance sheet in the future, and are included in our consolidated financial statements. Application of FIN 46R did not have a material impact on our financial condition or results of operations.

(5) STOCK-BASED COMPENSATION

      We apply the intrinsic-value-based method of accounting prescribed by Accounting Principles Board, or APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," issued in March 2000, to account for our fixed-plan stock options. Under this method, compensation expense is recorded over the vesting period only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. Under SFAS No. 123, the fair value of stock options at the date of grant is recognized in earnings over the vesting period of the options. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic-value-based method of accounting described above, and have adopted only the disclosure requirements of SFAS No. 123. In April 2003, the FASB announced it will, in the future, require all companies to expense the value of employee stock options but has not decided how to measure the fair value of the options. As such, the financial statement impact of stock option expensing is not known as this time. The following table illustrates the pro forma net income (loss) as if the fair-value-based method of SFAS No. 123 had been applied to account for stock-based compensation expenses:

                                                             THREE MONTHS ENDED MARCH 31,
                                                             ----------------------------
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)                         2003          2004
                                                                -------       -------
Net income (loss), as reported ...........................      $ 6,697       $(5,915)
Deduct total stock-based employee compensation expense
  determined under fair-value-based method for all awards,
  net of related tax effect ..............................          (68)          (71)
                                                                -------       -------
Pro forma net income (loss) ..............................      $ 6,629       $(5,986)
                                                                =======       =======

Earnings (loss) per share:

                                                             THREE MONTHS ENDED MARCH 31,
                                                             ----------------------------
                                                                  2003          2004
                                                                -------       -------
Basic--as reported .......................................      $  0.42       $ (0.35)
                                                                =======       =======
Basic--pro forma .........................................      $  0.42       $ (0.35)
                                                                =======       =======
Diluted--as reported .....................................      $  0.36       $ (0.35)
                                                                =======       =======
Diluted--pro forma .......................................      $  0.36       $ (0.35)
                                                                =======       =======

(6) SECURITIZATION FINANCING

      In the first quarter of 2004, we completed our first securitization that we structured to be accounted for as a secured financing; previously we structured our securitizations as sales. We intend to utilize this structure for the foreseeable future. This securitization was structured for accounting purposes as a secured financing under SFAS No. 140 and is also referred to as "portfolio-based" accounting. This securitization does not meet the qualifying special purpose entity criteria under SFAS No. 140, as our prior securitizations did, which required them to be accounted for as a sale of mortgage loans and were recorded as such.

      For our first quarter 2004 securitization, the securitization trust holds mortgage loans as assets, referred to as "securitized loans," and issues debt represented by securitization pass-through certificates. Both the assets and the liability (debt) are consolidated for financial reporting purposes. Accordingly, the securitized loans are recorded as an asset on our balance sheet under "mortgage loans held for investment, net" and the corresponding debt is recorded as a liability under "financing on mortgage loans held for investment." Because this securitization was structured as a financing and not a sale, no gain-on-sale revenue was recorded at the time the securitization was closed. Rather, we record interest income from the securitized loans and interest expense from the pass-through certificates issued in connection with the securitization over the life of the securitization. Deferred securitization debt issuance costs are amortized on a level yield basis over the estimated life of the bonds. We also defer on our balance sheet, as a component of mortgage loans held for investment, the net incremental direct fees and costs to originate the loans, which are amortized on a level yield basis over the estimated life of the related loans using the interest method calculation. In addition, we receive up front premium reimbursement from our mortgage service provider, for the right to service our securitization and earn servicing fees throughout the life of the securitization, which is deferred and amortized as an offset against future servicing costs over the term of the servicing agreement.

      Despite carrying the securitized loans and the securitization financing on our financial statements, we are not legally required to make payments to the holders of the asset-backed pass-through securities issued as part of our securitizations. We are similarly not required to do so with respect to our prior securitizations. The holders of the pass-through certificates only recourse is related to the repayment from the underlying mortgages specifically collateralizing the debt. As with past securitizations, we have recourse to the securitization trust for any breach of the standard representations and warranties that we provide in connection with each securitization. Mortgage loans held for investment are not available to satisfy the general creditors of our company.

(7) MORTGAGE LOANS HELD IN INVENTORY, NET AND RESERVE FOR IMPAIRMENT

      Our inventory consists of first and second mortgages, which had a weighted average interest rate of 7.85% per annum at March 31, 2004 and 8.23% per annum at December 31, 2003. Approximately $85.0 million of these mortgages are pledged as collateral for our warehouse financings at March 31, 2004. These loans may be placed in future securitization transactions or may be sold in whole loan sale transactions.

      The following table presents a summary of mortgage loans held in inventory, net:

                                                   DECEMBER 31,       MARCH 31,
(DOLLARS IN THOUSANDS)                                 2003              2004
                                                   ------------       ---------
Mortgage loans held in inventory ...........        $ 191,402         $ 147,639
Net deferred origination (fees) costs ......             (501)             (168)
Reserve for impairment .....................             (100)              (46)
                                                    ---------         ---------
Mortgage loans held in inventory, net ......        $ 190,801         $ 147,425
                                                    =========         =========

      The following table presents a summary of the activity for reserve for impairment on mortgage loans held in inventory for the three months ended March 31, 2004 and 2003:

                                                      MARCH 31,        MARCH 31,
(DOLLARS IN THOUSANDS)                                  2003             2004
                                                       -----            -----

Beginning balance .......................              $ 435            $ 100
Additions ...............................                 --                2
Charge-offs .............................                 --              (56)
                                                       -----            -----
Ending balance ..........................              $ 435            $  46
                                                       =====            =====

(8) MORTGAGE LOANS HELD FOR INVESTMENT, NET AND ALLOWANCE FOR LOAN LOSSES

      During the quarter ended March 31, 2004, we closed a securitized transaction, which was structured and accounted for as a secured financing and which was collateralized by $550.0 million of mortgage loans. The transaction had a pre-funding feature, under which we delivered a total of $415.1 million of mortgage loans during the first quarter of 2004 and delivered the remaining $134.9 million of mortgage loans in April 2004. Because the securitization transaction was structured as a secured financing, we recorded mortgage loans held for investment.

      The following table presents a summary of mortgage loans held for investment, net at March 31, 2004. We did not have mortgage loans held for investment prior to 2004.

                                                                       MARCH 31,
(DOLLARS IN THOUSANDS)                                                   2004
                                                                      ----------
Mortgage loans held for investment .......................            $ 415,118
Net deferred origination (fees) costs ....................                 (602)
Allowance for loan losses ................................                 (432)
                                                                      ---------
Mortgage loans held for investment, net ..................            $ 414,084
                                                                      =========

      The following table presents a summary of the activity for the allowance for losses on mortgage loans held for investment for the three months ended March 31, 2004. We did not have mortgage loans held for investment or a related allowance prior to 2004.

                                                                       MARCH 31,
(DOLLARS IN THOUSANDS)                                                   2004
                                                                       ---------
Beginning balance .......................................                $ --
Additions ...............................................                 432
Charge-offs .............................................                  --
                                                                         ----
Ending balance ..........................................                $432
                                                                         ====

      INTEREST INCOME

      The following table is a summary of interest income:

                                                    THREE MONTHS ENDED MARCH 31,
                                                    ----------------------------
(DOLLARS IN THOUSANDS)                                   2003          2004
                                                        ------        ------

Interest on mortgage loans held in inventory .....      $1,801        $3,644
Interest on mortgage loans held for investment ...          --         2,374
Securitization bond interest .....................         157           549
Miscellaneous interest income ....................         156           272
                                                        ------        ------
Total interest income ............................      $2,114        $6,839
                                                        ======        ======

(9) EXCESS CASHFLOW CERTIFICATES, NET

      The following table presents the activity related to our excess cashflow certificates, net for the twelve months ended December 31, 2003 and the three months ended March 31, 2004:

                                                                  MARCH 31,      MARCH 31,
(DOLLARS IN THOUSANDS)                                              2003           2004
                                                                  ---------      ---------
Balance, beginning of year .................................      $ 24,565       $ 19,853
New excess cashflow certificates ...........................         6,941             --
Net accretion/(amortization) of excess cashflow certificates        (1,653)          (364)
Sales ......................................................       (10,000)            --
                                                                  --------       --------
Balance, at period end .....................................      $ 19,853       $ 19,489
                                                                  ========       ========

      Because we structured our first quarter 2004 securitization to be accounted for as a secured financing, we did not record an excess cashflow certificate.

      The following table presents the activity related to our excess cashflow certificates for the three months ended March 31, 2004 and three months ended March 31, 2003:

                                                    THREE MONTHS ENDED MARCH 31,
                                                    ----------------------------
(DOLLARS IN THOUSANDS)                                   2003          2004
                                                       -------       -------
Cash receipts from excess cashflow certificates ..     $ 1,896       $   921
Changes in fair value (accretion/amortization) ...      (1,200)         (364)
                                                       -------       -------
Total excess cashflow certificate income .........     $   696       $   557
                                                       =======       =======

(10) WAREHOUSE FINANCING

      Our warehouse lines of credit are collateralized by specific mortgage loans, the balances of which are equal to or greater than the outstanding balances under the line at any point in time. Available borrowings under these lines are based on the amount of the collateral pledged.

      The following table summarizes information regarding warehouse financing at the dates indicated:

      (DOLLARS IN MILLIONS)

                                                                                 BALANCE
                                 FACILITY                                        -------                EXPIRATION
FACILITY DESCRIPTION              AMOUNT              RATE               12/31/03       3/31/04            DATE
--------------------             --------             ----               --------       -------        ------------
Warehouse line of credit          $350.0        Margin over LIBOR         $ 94.8         $82.4         October 2004
Warehouse line of credit           350.0        Margin over LIBOR           50.0           2.6           March 2005
                                  ------                                  ------         -----
TOTAL                             $700.0                                  $144.8         $85.0
                                  ======                                  ======         =====

      In March 2004, we extended to March 2005 our warehouse line of credit that was due to expire in April 2004. The terms of our warehouse agreements require us to comply with various operating and financial covenants, which are customary for agreements of their type. The continued availability of funds provided to us under these agreements is subject to, among other conditions, our continued compliance with these covenants. We believe we are in compliance with such covenants as of March 31, 2004.

(11) FINANCING ON MORTGAGE LOANS HELD FOR INVESTMENT

      When we sell loans through securitizations that are structured to be accounted for as secured financings, the asset-backed pass-through certificates and other notes related to the securitization transaction are recorded on our balance sheet as borrowings. We did not have financing on mortgage loans held for investment prior to 2004. At March 31, 2004, financing on mortgage loans held for investment consisted of the following:

                                                                       MARCH 31,
(DOLLARS IN THOUSANDS)                                                   2004
                                                                       ---------
Securitization pass-through certificates ........................      $542,300
NIM notes .......................................................        36,000
                                                                       --------
Interest only notes .............................................        10,846
                                                                       --------
Total financing on mortgage loans held for investment ...........      $589,146
                                                                       ========

      The following table summarizes the expected maturities on our secured financings at March 31, 2004:

                                                            PAYMENTS DUE BY PERIOD
                                              ---------------------------------------------------
                                              LESS THAN        1-3           3-5        MORE THAN
(DOLLARS IN THOUSANDS)             TOTAL        1 YEAR        YEARS         YEARS        5 YEARS
                                 --------     ---------      --------      --------     ---------
Securitization certificates      $542,300      $ 93,148      $252,666      $133,312      $ 63,174
NIM notes .................        36,000        22,057        13,943            --            --
Interest only notes .......        10,846         7,785         3,061            --            --
                                 ========      ========      ========      ========      ========

      Amounts shown above reflect estimated repayments based on anticipated receipt of principal and interest on underlying mortgage loan collateral using the same prepayment speed assumptions we use to value our excess cashflow certificates. The funds used to repay these securitization pass-through certificates and other notes are solely from the underlying mortgage loans held for investment for each particular securitization trust. We have no recourse to repay these pass-through certificates and other notes.

      INTEREST EXPENSE

      The following table presents the components of interest expense for the dates indicated:

                                                            THREE MONTHS ENDED MARCH 31,
                                                            ----------------------------
(DOLLARS IN THOUSANDS)                                            2003        2004
                                                                 ------      ------
Interest on credit facilities .............................      $  748      $1,480
Interest on financing on mortgage loans held for investment          --         357
Interest on other borrowings ..............................          74          71
Interest on senior notes (1) ..............................         257          --
                                                                 ------      ------
Total interest expense ....................................      $1,079      $1,908
                                                                 ======      ======

----------
(1) On October 30, 2003, we redeemed, at par, all of our outstanding 9.5% senior notes due August 2004.

(12) LOSS ON DERIVATIVE INSTRUMENTS

      We regularly issue securitization pass-through certificates, backed by fixed- and variable-rate mortgage loans. As a result of this activity, we are exposed to interest rate risk beginning when our mortgage loans close and are recorded as assets, until permanent financing is arranged, such as when pass-through certificates are issued. Our strategy is to use interest rate swap contracts in an effort to effectively lock in a pre-determined interest rate on designated portions of our prospective future securitization financing. At times, we also use interest rate caps that are designed to limit our financing costs within the securitization to maintain minimum margins, with the possibility of allowing for us to increase margins in lower than anticipated interest rate environments. Both the interest rate swaps and interest rate caps are derivative instruments that trade in liquid markets, and neither is used for speculative purposes.

      The relevant accounting guidance is the SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which calls for all derivatives to be recorded on the balance sheet at fair value. When used as hedges, hedge accounting may be permitted, but only if a hedging relationship is properly documented and qualifying criteria are satisfied. For derivative financial instruments not designated as hedging instruments, all gains or losses, whether realized or unrealized, are recognized in current period earnings.

      During the quarter ended March 31, 2004, we did not designate our derivate instruments as hedging instruments. We recorded loss on derivative instruments totaling $4.7 million. The loss comprised of (1) $4.5 million relating to the realized loss on interest rate swaps used to hedge approximately $415 million of mortgage loans held in inventory that were financed through the first quarter 2004 securitization; and (2) $0.2 million for the fair value changes on our interest rate caps. We did not hedge in the quarter ended March 31, 2003. We also recorded the fair value of $5.6 million representing interest rates caps we used in connection with our first quarter 2004 securitization as a component of prepaid and other assets. We did not record any interest rate caps as prepaid and other asset for the quarter ended March 31, 2003.

      The following table summarizes the notional amount, expected maturities and weighted average strike rates for interest rate caps that we held as of March 31, 2004. We did not hold interest rate caps at December 31, 2003.

                                                                  MARCH 31, 2004
                                    -------------------------------------------------------------------------
                                                                                                  5 YEARS AND
(DOLLARS IN THOUSANDS)                 1 YEAR         2 YEARS         3 YEARS        4 YEARS       THEREAFTER
                                    -----------     -----------     -----------    -----------    -----------
Caps Bought-Notional: ........      $   201,280     $   555,334     $    85,210    $    61,840    $   188,636
Weighted Average Strike Price:      $       3.2     $       4.0     $       6.9    $       7.1    $      7.42
Caps Sold-Notional: ..........      $   201,280     $   555,334     $    85,210    $    61,840    $   188,636
Weighted Average Strike Price:      $       7.5     $       7.7     $       9.3    $       9.2    $      9.28
                                    ===========     ===========     ===========    ===========    ===========

(13) EARNINGS PER SHARE

      The following is a reconciliation of the denominators used in the computations of basic and diluted Earnings Per Share ("EPS"). The numerator for calculating both basic and diluted EPS is net income (loss).

                                                   THREE MONTHS ENDED MARCH 31,
                                                 ------------------------------
(DOLLARS IN THOUSANDS, EXCEPT EPS DATA)              2003              2004
                                                 ------------      ------------
Net income (loss) .........................      $      6,697      $     (5,915)
                                                 ============      ============
Basic--Weighted-average shares ............        15,921,173        16,924,366
Incremental shares-options (1)(2) .........         2,568,652                --
                                                 ------------      ------------
Diluted--Weighted-average shares ..........        18,489,825        16,924,366
Basic--earnings per share .................      $       0.42      $      (0.35)
Diluted--earnings per share ...............      $       0.36      $      (0.35)
                                                 ============      ============

----------
(1) For the quarter ended March 31, 2004, approximately 1.1 million in-the-money employee stock options are excluded from the calculation of diluted earnings per share since their effect is anti-dilutive.

(2) For the quarter ended March 31, 2003, in-the-money employee stock options of approximately 1.0 million and in-the-money warrants of approximately
      1.5 million are included in the calculation of diluted earnings per share. (See Note 14, "Warrants").

(14) WARRANTS

      In December 2000, as part of our December 2000 exchange offer, we issued warrants to purchase 1,569,193 shares of our common stock, at an initial exercise price of $9.10 per share, subject to adjustment. In December 2002, the exercise price for the warrants was adjusted to $0.01 per share in accordance with the terms of the warrant agreement under which the warrants were granted. During the twelve months ended December 31, 2003, 862,403 warrants were exercised for 862,403 shares of common stock and 706,790 warrants remained unexercised. Following our redemption, on October 30, 2003, of the senior notes issued on December 21, 2000, all unexercised warrants expired pursuant to the terms of the warrant agreement.

(15) PREFERRED STOCK--SERIES A

      In August 2001, as part of our August 2001 exchange offer, the holders of approximately $139.2 million (of the initial $150.0 million) principal amount of our 9.5% senior notes due 2004 exchanged their notes for, among other interests, 139,156 shares of our newly issued Series A preferred stock, having an aggregate preference amount of $13.9 million.

      Holders of the Series A preferred stock are entitled to receive cumulative preferential dividends at the rate of 10% per annum of the preference amount, payable in cash semi-annually on the first business day of January and July, commencing in July 2003. We paid $1.4 million of dividends to the Series A holders in 2003. In April 2004, we announced our intention to redeem all of our outstanding Series A 10% preferred stock at par (the preference amount) during the second quarter of 2004.

      We are required to comply with restrictive covenants in connection with our Series A preferred stock. We believe we are in compliance with these covenants as of March 31, 2004.

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated costs and expenses of the offerings contemplated by this Registration Statement, other than commissions and discounts, if any.


SEC registration fee                                        $   4,500
NASD Fees                                                       4,000
Printing and engraving expenses                               100,000
Legal fees and expenses                                       185,000
Accounting fees and expenses                                  150,000
Miscellaneous                                                  16,500
                                                            ------------
       Total                                                $ 460,000


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation eliminates, to the fullest extent permitted by the law of the State of Delaware, personal liability of directors to our company and its stockholders for monetary damages for breach of fiduciary duty as directors.

     Section 145(a) of the Delaware General Corporation Law, or DGCL, provides in relevant part that a corporation may "indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful."

     With respect to derivative actions, Section 145(b) of the DGCL provides in relevant part that a corporation may "indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor. . . [by reason of the person's service in one of the capacities specified in the preceding sentence] against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement or such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper."

     To the fullest extent permitted by applicable law, we agree to indemnify any of our officers or directors for, and to hold each of them harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with his or her duties as an officer or director performed pursuant to our charter documents, including the costs and expenses (including reasonable legal fees and expenses) of defending him or herself against, or investigating, any claim or liability in connection with the exercise or performance of any of its powers or duties thereunder.

ITEM 16.  EXHIBITS


No.        Filed    Description
---        -----    -----------
1.1        (h)      Form of Underwriting Agreement


4.1        (h)      Pooling and Servicing Agreement, dated March 1, 2004, between, Delta
                    Funding Corporation, as Seller, Renaissance Mortgage Acceptance Corp., as
                    Depositor, Ocwen Federal Bank FSB, as Servicer, and Wells Fargo Bank
                    Minnesota, National Association, as Trustee.

5.1        (i)      Opinion of Morrison & Foerster LLP


10.1       (b)      Employment Agreement dated February 27, 2002 between the Registrant and
                    Hugh Miller

10.2       (c)      Employment Agreement dated September 12, 2002 between the Registrant and
                    Sidney A. Miller

10.3       (g)      Employment Agreement dated August 13, 2003 between the Registrant and
                    Randall F. Michaels

10.4       (b)      Employment Agreement dated February 27, 2002 between the Registrant and
                    Richard Blass

10.5       (d)      Registration Rights Agreement, dated as of December 21, 2000, between the
                    Registrant and Mellon Investor Services, LLC, as warrant agent

10.6       (a)      Lease Agreement between Delta Funding Corporation and the Tilles
                    Investment Company, and the Second, Third and Fourth Amendments to Lease
                    Agreement

10.7       (e)      Fifth, Sixth and Seventh Amendments to Lease Agreement between Delta
                    Funding Corporation and the Tilles Investment Company

10.8       (f)      Eighth Amendment to Lease Agreement between Delta Funding Corporation and the Tilles Investment Company

10.9       (b)      Ninth Amendment to Lease Agreement between Delta Funding Corporation and the Tilles Investment Company

10.10      (a)      1996 Stock Option Plan of Delta Financial Corporation

10.11      (b)      2001 Stock Option Plan of Delta Financial Corporation


23.1       (i)      Consent of KPMG LLP

23.2       (i)      Consent of Morrison & Foerster LLP (set forth in Exhibit 5.1)


24.1       (h)      Power of Attorney (set forth in the signature page contained in Part II of the Registration Statement)

------------------
(a) Incorporated by reference from our Registration Statement on Form S-1 (No. 333-11289), filed with the Commission on September 3, 1996, and related amendments to the Form S-1.

(b) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-12109), filed with the Commission on April 1, 2002.

(c) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (File No. 1-12109), filed with the Commission on November 13, 2002.

(d) Incorporated by reference from our Current Report on Form 8-K (File No. 1-12109), filed with the Commission on January 10, 2001.

(e) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-12109), filed with the Commission on March 31, 1998.

(f) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-12109), filed with the Commission on May 12, 1998.

(g) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 1-12109), filed with the Commission on August 14, 2003.


(h)  Previously filed.

(i) Filed herewith.



ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:


     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

     (ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to any provision or arrangement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has caused this registration statement amendment to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Woodbury, State of New York, on June 30, 2004.


                           DELTA FINANCIAL CORPORATION

                             By:  /s/ Hugh Miller
                                  ----------------------------------------------
                                  Hugh Miller
                                  President and Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.



         Signature                                  Title                       Date
         ---------                                  -----                       ----
              *                      Chairman of the Board of Directors      June 30, 2004
      ------------------
       Sidney A. Miller

        /s/ Hugh Miller            President, Chief Executive Officer and    June 30, 2004
      ------------------            Director (Principal Executive Officer)
          Hugh Miller

              *                         Executive Vice President, Chief      June 30, 2004
      ------------------                Financial Officer and Director
         Richard Blass                   (Principal Financial Officer)

              *                                    Director                   June 30, 2004
      ------------------
       Martin D. Payson

              *                                    Director                   June 30, 2004
      ------------------
       Arnold B. Pollard

              *                                    Director                   June 30, 2004
      ------------------
     Margaret A. Williams

              *                                    Director                   June 30, 2004
      ------------------
       Spencer L. Browne


 *  By: /s/ Hugh Miller
        -------------------------
    Name:  Hugh Miller
    As Attorney-in-Fact


                                      II-5